Prospectus	Filed Pursuant to Rule 424(b)(4) Registration No. 333-290850

11,500,000 shares

Cardinal Infrastructure Group Inc.

Class A Common Stock

This is our initial public offering. We are offering 11,500,000 shares of our Class A Common Stock.

Prior to this offering, there has been no public market for our Class A Common Stock. The initial public offering price is $21.00 per share of Class A Common Stock. Our Class A Common Stock has been approved for listing on The Nasdaq Global Select Market (“Nasdaq”) under the symbol “CDNL.”

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012, and as such, we have elected to take advantage of certain reduced public company reporting requirements for this prospectus and future filings. See “Risk Factors” and “Summary — Emerging Growth Company Status.”

We will have two classes of common stock after this offering: Class A Common Stock and Class B Common Stock. Upon completion of this offering and the Reorganization (as defined below), holders of shares of our Class A Common Stock and Class B Common Stock will be entitled to one vote for each share of Class A Common Stock or Class B Common Stock held of record on all matters on which stockholders are entitled to vote generally. See “Description of Capital Stock.” Upon consummation of this offering, certain persons (the “Continuing Equity Holders”) will hold 100% of the shares of Class B Common Stock that will entitle them to 63.9% of the combined voting power of our common stock (or 61.0% if the underwriters exercise in full their option to purchase additional shares of Class A Common Stock).

We will be a holding company, and upon consummation of this offering and the application of proceeds therefrom, our principal asset will consist of LLC Units (as defined below) we acquire directly from Cardinal Civil Contracting Holdings LLC, a Delaware limited liability company (“Cardinal”), and from each Continuing Equity Holder, collectively representing an aggregate 36.1% economic interest in Cardinal. The remaining 63.9% economic interest in Cardinal will be owned by the Continuing Equity Holders through their ownership of LLC Units, assuming no exercise of the underwriters’ option to purchase additional shares of Class A Common Stock. We will be the sole managing member of Cardinal. We will operate and control all of the business and affairs of Cardinal and, through Cardinal, conduct our business.

Investing in our Class A Common Stock involves risks. See “Risk Factors” beginning on page 21 to read about factors you should consider before buying shares of our Class A Common Stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per share	Total
Public offering price	$21.00	$241,500,000.00
Underwriting discounts and commissions(1)	$1.47	$16,905,000.00
Proceeds to us (before expenses)	$19.53	$224,595,000.00

____________

(1)      See “Underwriting” for a description of compensation payable to the underwriters.

We have granted the underwriters a 30-day option to purchase up to an additional 1,725,000 shares of Class A Common Stock from us at the initial public offering price, less the underwriting discount.

The underwriters expect to deliver the shares of Class A Common Stock to purchasers on or about December 11, 2025.

Book-Running Managers
Stifel	William Blair
Lead Manager
D.A. Davidson & Co.

Prospectus dated December 9, 2025

i

About This Prospectus

We have not, and the underwriters have not, authorized any other person to provide you with information different from that contained in this prospectus and any free writing prospectus. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not, and the underwriters are not, making an offer to sell the securities described herein in any jurisdiction where an offer or sale is not permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our Class A Common Stock. Our business, financial condition, results of operations and prospects may have changed since that date.

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. See “Risk Factors” and “Cautionary Statement Regarding Forward-looking Statements.”

Effective September 30, 2025, Cardinal merged (i) first, newly-formed merger subsidiaries of Cardinal NC with and into each of Cardinal NC’s non-wholly owned subsidiaries so that the minority equity holders of such non-wholly owned subsidiaries became equity holders of Cardinal NC and such non-wholly owned subsidiaries of Cardinal NC became wholly owned subsidiaries of Cardinal NC and (ii) subsequently, a newly formed merger subsidiary of Cardinal with and into Cardinal NC so that the members of Cardinal NC became members of Cardinal and Cardinal NC became a wholly owned subsidiary of Cardinal (the “Cardinal Reorganization”). As a result of the Cardinal Reorganization, Cardinal became the sole managing member of Cardinal NC and its primary asset is 100% ownership interest in Cardinal NC. As used in this prospectus, unless the context otherwise requires, references to “we,” “us,” “our,” the “Company” and similar references refer: (i) following the consummation of the Transactions (as defined below), including this offering, to Cardinal Infrastructure Group Inc. (“Cardinal Group”), and, unless otherwise stated, all of its direct and indirect subsidiaries, including Cardinal, (ii) prior to the completion of the Transactions, including this offering, to Cardinal, a Delaware limited liability company and (iii) prior to the completion of the Cardinal Reorganization that occurred on September 30, 2025, to Cardinal Civil Construction, LLC, a North Carolina limited liability company (“Cardinal NC”). Upon consummation of the Transactions, Cardinal Group will be a holding company and the sole managing member of Cardinal, and its principal asset will consist of membership interests (“LLC Units”) in Cardinal.

Presentation of Financial and Operating Data

Cardinal is the accounting predecessor of Cardinal Group for financial reporting purposes. Cardinal Group will be the audited financial reporting entity following this offering. Accordingly, this prospectus contains the following historical financial statements:

•        Cardinal Group.    Other than the balance sheets, dated as of July 31, 2025 and September 30, 2025, the historical financial information of Cardinal Group has not been included in this prospectus as it is a newly incorporated entity, and has had no business transactions or activities to date, besides our initial capitalization.

•        Cardinal.    Because Cardinal Group will have no interest in any operations other than those of Cardinal, the historical financial information included in this prospectus is that of Cardinal NC or Cardinal, as specified. As a result of the Cardinal Reorganization effective on September 30, 2025, prospective treatment has been applied to Cardinal’s interim condensed consolidated financial statements as of September 30, 2025 and such financials represent a continuation of the financial statements of Cardinal NC except for the capital structure. The Cardinal Reorganization transaction was also accounted for as a capital transaction rather than a business combination and Cardinal NC being treated as the acquirer. Comparative financial information dated prior to the occurrence of the September 30, 2025 reorganization transaction reflects the historical financial statements of Cardinal NC (“Cardinal Historical”). For the avoidance of any doubt, references to “Cardinal” and “Cardinal Historical” are used interchangeably, as appropriate, elsewhere in this prospectus and its financial statements. For additional information, see Note 1 to the interim financial statements dated as of September 30, 2025 included elsewhere in this prospectus.

Certain monetary amounts, percentages, and other figures included in this prospectus have been subject to rounding adjustments. Percentage amounts included in this prospectus have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this prospectus may vary from those obtained by performing the same calculations using the figures in our consolidated financial statements included elsewhere in this prospectus. Certain other amounts that appear in this prospectus may not sum due to rounding.

ii

Organizational Structure

In connection with the closing of this offering, we will undertake certain organizational transactions to reorganize our organizational structure. Unless otherwise stated or the context otherwise requires, all information in this prospectus reflects the consummation of the organizational transactions described in the section titled “Our Organizational Structure” and this offering, and the application of the proceeds therefrom, which we refer to collectively as the “Transactions.”

See “Our Organizational Structure” for a diagram depicting our organizational structure after giving effect to the Transactions, including this offering.

NON-GAAP FINANCIAL METRICS

We present our results of operations in a way that we believe will be the most meaningful and useful to investors, analysts, rating agencies and others who use our financial information to evaluate our performance. Some of our financial measures are not prepared in accordance with generally accepted accounting principles (“non-GAAP”) under Securities and Exchange Commission (“SEC”) rules and regulations. For example, in this prospectus, we present Adjusted Gross Profit, Adjusted Gross Profit Margin, EBITDA, Adjusted EBITDA, EBITDA Margin and Adjusted EBITDA Margin, all of which are non-GAAP financial measures as defined in Item 10(e) of Regulation S-K (“Regulation S-K”) promulgated by the SEC. These measures are presented for supplemental informational purposes only, and are not intended to be substitutes for any GAAP financial measures, including net income, and, as calculated, may not be comparable to companies in other industries or within the same industry with similarly titled measures of performance. In addition, these non-GAAP measures should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Therefore, non-GAAP financial measures should be considered in addition to, not as a substitute for, or in isolation from, measures prepared in accordance with GAAP. Where appropriate, reconciliations of our non-GAAP financial measures to the most comparable GAAP figures are included. For further discussion and a reconciliation of these non-GAAP financial measures to their most directly comparable financial measure calculated in accordance with GAAP, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures.”

Market and industry data

Unless otherwise indicated, information contained in this prospectus concerning our industry, competitive position, and the markets in which we operate is based on information from independent industry and research organizations, other third-party sources, and management estimates. Management estimates are derived from publicly available information released by independent industry analysts and other third-party sources, as well as data from our internal research, and are based on assumptions made by us upon reviewing such data, and our experience in, and knowledge of, such industry and markets, which we believe to be reasonable. In addition, projections, assumptions, and estimates of the future performance of the industry in which we operate and our future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

Trademarks

This prospectus includes our trademarks and trade names which are protected under applicable intellectual property laws and are our property. This prospectus also contains trademarks, trade names, and service marks of other companies, which are the property of their respective owners. Solely for convenience, trademarks, trade names, and service marks referred to in this prospectus may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent permitted under applicable law, our rights or the right of the applicable licensor to these trademarks, trade names, and service marks. We do not intend our use or display of other parties’ trademarks, trade names, or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

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Summary

This summary provides a brief overview of information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before making an investment decision with respect to our Class A Common Stock. You should read the entire prospectus carefully, including the information presented under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes thereto included elsewhere in this prospectus. You should also read “Risk Factors” for more information about important risks that you should consider carefully before buying our Class A Common Stock. Unless indicated otherwise, the information presented in this prospectus reflects the initial public offering price of $21.00 per share of Class A Common Stock and assumes, (i) that the underwriters do not exercise their option to purchase additional shares of Class A Common Stock, and (ii) other than in the consolidated financial statements and related notes thereto included elsewhere in this prospectus, the consummation of the Reorganization (as defined below).

Our Company

We provide a comprehensive suite of infrastructure services to the residential, commercial, industrial, municipal, and state infrastructure markets. Our operations leverage a large highly skilled workforce and a fleet of specialized equipment to deliver wet utility installations (water, sewer, and stormwater systems), as well as grading, site clearing, erosion control, drilling and blasting, paving, and other related site services. We are becoming the platform of choice for a diverse array of infrastructure construction projects in our target geographies that require high-level technical expertise and sophistication. We seek to safely execute site work solutions within both the individual project’s schedule and budget, while strengthening our relationships with our growing list of customers. We believe we are one of the fastest-growing, full-service turnkey infrastructure services companies in the Southeastern United States. We deliver our suite of comprehensive infrastructure services that support the planning, preparation, installation, and development of residential, commercial, industrial, municipal, and state infrastructure projects primarily through in-house teams and equipment, significantly reducing the need for outsourcing or subcontractors which enables industry-leading project execution. Led by an experienced, long-tenured management team and supported by talented project managers, we are driven by a culture of safety and employee development. Our high-level expertise, technical sophistication, and expedited delivery of services result in strong margins. We believe we are well positioned to continue growing our revenue and profitability in a very fragmented and highly attractive industry.

The Southeastern United States is one of the fastest-growing regions with respect to population and job growth. The three distinct and attractive markets in which we primarily operate today (the greater Charlotte, Raleigh, and Greensboro areas of North Carolina) have experienced a combined annual population growth of 6.6% from 2020 to 2024, compared to 2.6% for the rest of the United States. Our footprint is strategically aligned with the North Carolina Research Triangle, which houses numerous educational institutions and knowledge-sector companies that are among the core drivers of job growth in the state. In 2024, North Carolina issued approximately nine new housing permits per 1,000 residents, compared to about four new permits per 1,000 residents for the United States overall.

We maintain deep, long-standing relationships with a diverse customer base, including some of the largest regional and national home builders, as well as general contractors supporting commercial and industrial construction. We believe these relationships enable us to consistently win new contracts and expand both within our current markets and into new geographies. We are already fully integrated within our Raleigh market and are completing integration buildouts in our other markets. We believe this significantly reduces wait times between each phase of construction, minimizes timeline risk, and increases the likelihood of successful execution. As the first step in the construction process, customers highly value our speed of delivery, quality of work, and reputation for excellence, which results in recurring business and better margins. Our dedication to proven processes, technology, and safety has enabled our strong growth and reputation.

For the nine months ended September 30, 2025, we generated revenue of approximately $310.2 million, supported by a robust backlog of approximately $646.0 million at September 30, 2025, compared to revenue of approximately $230.3 million for the nine months ended September 30, 2024. For the year ended December 31, 2024, we generated revenue of approximately $315.2 million, supported by a robust backlog of approximately $512 million at December 31, 2024, compared to revenue of approximately $248.0 million for the year ended December 31, 2023 and a backlog of approximately $401 million at December 31, 2023. For the nine months ended September 30, 2025, net income was approximately $26.2 million, Gross Profit was approximately $41.6 million, Adjusted Gross Profit was approximately $64.9 million EBITDA was approximately $55.1 million and Adjusted EBITDA was approximately $55.7 million compared to net income of approximately $21.9 million, Gross Profit of approximately $34.4 million, Adjusted Gross Profit of approximately $48.0 million, EBITDA of approximately $39.9 million and Adjusted EBITDA of approximately $41.3 million for the nine months ended September 30, 2024. For the year ended December 31, 2024, net income was approximately $28.3 million, Gross Profit was approximately $46.6 million, Adjusted Gross Profit was approximately $65.3 million, EBITDA was approximately $53.1 million and Adjusted EBITDA was approximately $56.5 million, compared to net income of approximately $24.3 million, Gross Profit of approximately $35.6 million, Adjusted Gross Profit of approximately $48.8 million, EBITDA of approximately $41.5 million and Adjusted EBITDA of approximately $43.1 million for the year ended December 31, 2023. For the nine months ended September 30, 2025, our net income margin was approximately 8.4%, EBITDA Margin was approximately 17.8%, Adjusted EBITDA margin was approximately 17.9%, Gross Profit margin was approximately 13.4% and Adjusted Gross Profit Margin was approximately 20.9%, compared to net income margin of approximately 9.5%, EBITDA Margin of approximately 17.3%, Adjusted EBITDA Margin of approximately 17.9%, Gross Profit Margin of approximately 14.9% and Adjusted Gross Profit Margin of approximately 20.8% for the nine months ended September 30, 2024. For the year ended December 31, 2024, our net income margin was approximately 9.0%, EBITDA Margin was approximately 16.9%, Adjusted EBITDA Margin was approximately 17.9%, Gross Profit Margin was approximately 14.8% and Adjusted Gross Profit Margin was approximately 20.7%, compared to net income margin of approximately 9.8%, EBITDA Margin of approximately 16.7%, Adjusted EBITDA Margin of approximately 17.4%, Gross Profit Margin of approximately 14.4% and Adjusted Gross Profit Margin of approximately 19.7% for the year ended December 31, 2023. Our backlog, which was approximately $646.0 million at September 30, 2025, enables management to assess future revenue visibility and anticipate business activity. Historically, our maintenance capital expenditure as a percentage of EBITDA has been relatively low resulting in our business being highly cash generative and primed for continued expansion. We believe these financial results position us well for continued profitable growth and operational flexibility.

Our Competitive Strengths

We believe that the following competitive strengths have been instrumental in our success and position us for continued growth:

Comprehensive Infrastructure Construction Capabilities

We provide a comprehensive set of construction services to our customers through our skilled workforce. Our broad service offering reduces reliance on subcontractors and differentiates us from smaller, less well-capitalized providers who depend on third parties or subcontractors to complete the full scope of a project. Because almost all our services are performed in-house, we maintain control over the project timeline and workforce and can competitively bid on projects while sustaining attractive margins. Customers value our ability to complete contracts quickly and efficiently, which aligns with the market’s need for faster project completion.

Strong Relationships with Regional and National Home Builders

We have developed deep, long-standing relationships with some of the largest regional and national home builders, which we believe serves as a key competitive advantage in the residential market. Our strong relationships, which are founded on years of superior service delivery, enable us to negotiate contracts rather than compete in lowest-bidder scenarios. As our home builder partners expand geographically, we are able to grow alongside them, consistently winning new projects and broadening our presence both within existing markets and in new geographies. Importantly, as industry trends indicate that residential builders are moving quickly and seeking to minimize inventory, our ability to deliver projects rapidly and reliably makes us a preferred partner for these customers.

Leadership Position in Our Markets

We are an established leader in our markets based on our longevity, management expertise and reputation, and in-depth knowledge of construction conditions in our market areas. Our history of success has contributed to the development of our diverse customer base, which is comprised of local and national customers. With no customer contributing more than 14% of revenue for the year ended December 31, 2024, our scale and vertical integration in the Southeastern United States make us one of the leading providers of choice for complex residential, industrial, and municipal projects. Our decentralized model makes us a versatile infrastructure services provider, serving both the niche needs of local customers and the broader requirements of national developers.

Distinct Scale Advantage

Our significant scale provides us with a distinct competitive advantage in a highly fragmented market. Our size allows us to expand our customer base and range of services, positioning us as the provider of choice for large-scale projects that smaller competitors may not be able to execute. Unlike larger-scale competitors, who are typically general contractors, our focused expertise and resources allow us to efficiently perform a broad range of critical services in-house. This scale enables us to better control project timelines, quality, and costs. As a result, we are able to capture greater market share and deliver superior value to our customers.

Consistent History of Managing Construction Projects and Contract Risk

Our significant experience and longevity in our markets provide us with a deep understanding of the many risks associated with infrastructure construction, which we actively monitor and manage from the bidding stage through contract completion. Our project managers lead the estimating process, and all bid proposals are reviewed by senior management prior to submission. This system increases project managers’ accountability and creates a flywheel of market intelligence including not only the financial and operational risks, but also the opportunities inherent in our contracts. Wet utility services represent the most complex aspect of infrastructure construction and require timely execution that drives the overall project timeline. Our vertical integration further reduces the risk of supply chain disruptions, serving as a key competitive differentiator for our clients.

Opportunistic Acquisition Process

We have successfully completed six acquisitions over the past five years, which have significantly augmented our growth. While acquisitions can expand our market share in existing markets such as Raleigh, Charlotte, and Wilmington, we also pursue small acquisitions in additional markets as they are easier to integrate and are highly accretive. For example, we expanded into Charlotte two years ago by acquiring a company with approximately $26 million in annual revenue. Since consolidating that acquisition into our platform and combined with the revenue of another company acquired in early 2025, we have been able to increase revenue in our Charlotte operations to approximately $71 million for the twelve-months ended September 30, 2025 on a combined basis. We have a proven integration history that has historically unlocked value. Due to our performance-oriented culture and robust growth prospects, acquisition partners are given an equity stake in the company. All six of our acquisition partners retain an equity stake in our business following each acquisition, allowing them to remain involved and aligned with our company’s long-term success. While we continuously evaluate potential acquisitions, as of the date of this prospectus we have not entered into any agreement or arrangement with respect to any particular acquisition other than those previous acquisitions described in this prospectus. Furthermore, there can be no assurance that we will be able to complete any future acquisitions on favorable terms or at all.

Experienced Management Team and Skilled Workforce

Our Chief Executive Officer and founder has over 30 years of experience in operating a civil infrastructure business, and our seasoned management team averages over 30 years of industry experience. Our large, skilled workforce presents us with significant competitive advantages, especially due to the lack of relevant trade schools in the United States. Many of our skilled workers are developed internally through apprenticeship programs or acquired through strategic hiring. Junior estimators are hired after passing an aptitude test and participate in a year-long program before bidding jobs independently, while project management team members undergo a similar two-year training process. In the field, we utilize simulators to provide hands-on training for staff, and supervisors undergo rigorous reviews every six months, with successful individuals having the opportunity to advance into project management roles. Additionally, our company’s growth creates opportunities to promote and develop employees, as we prioritize internal advancement. As our platform’s success continues, we believe we have become a destination workplace for many of the skilled workers in our geographies.

Employee Safety

We dedicate significant time and resources to properly training and equipping our approximately 1,335 employees, particularly our field personnel. Each employee receives an initial safety orientation, and for certain types of projects, specific hazard training programs. As a result, we are proud to report that our 2025 Experience Modification Rate (“EMR”) is 0.85, a numerical rating commonly used by workers compensation insurers that compares a business’s safety record to other businesses in the same industry, compared to the industry average of 1.00, indicating a superior safety record.

Emphasis on Culture

Our culture is defined by an execution-focused environment where employees are empowered and incentivized to think and act like owners. We foster a “winning together” mindset to align interests and drive performance. As a non-union organization, we maintain flexibility and agility in our operations. This approach has resulted in strong employee retention, high engagement, and consistently positive customer feedback, all of which contribute to our ongoing success and growth.

Our Growth Strategies

We aspire to be the platform of choice for diverse construction projects in our target geographies that require high-level technical expertise and an increasing level of sophistication. Above all, we seek to safely execute site work solutions within both the individual project’s schedule and budget, while successively strengthening our relationships with our growing list of customers. The key elements of our growth strategy include:

Leverage Our Proven, Replicable Model to Expand Within Our Existing Markets and into New Geographies Across the Southeastern United States.

Building on our established success and leadership in the Southeastern United States, we are utilizing our comprehensive infrastructure construction capabilities and strong relationships with national home builders and other customers to further penetrate existing markets and explore new geographic areas. Our proven model, characterized by efficient in-house performance and a skilled workforce, positions us to capture additional market share and deliver superior value in a region experiencing rapid population and job growth. We estimate this model has resulted in approximately 73% organic revenue growth since our founding in 2013.

Integrate Additional Services into Our Operations.

As we continue to grow, we seek to enhance our service portfolio by incorporating new service lines that align with and complement our core construction competencies, further evolving into a comprehensive turnkey infrastructure services company. By expanding our range of services, such as paving, asphalt plants, precast concrete manufacturing closed-circuit television (“CCTV”) inspection, and drilling and blasting, we can better meet the diverse needs of our customers, reduce reliance on subcontractors, and maintain control over project timelines and quality. We add these capabilities through both organic growth and small, tuck-in acquisitions, which not only enhance our Gross Profit Margin opportunities but also strengthen our ability to compete for a wider range of projects. We believe this strategic integration will enable us to offer a more comprehensive suite of solutions, further differentiating us from competitors and strengthening our market position.

Pursue Acquisitions that Complement Our Current Service Capabilities and Position Us for New Opportunities.

Acquisitions have been a key driver of our growth, and we will continue to pursue targeted, strategic transactions that enhance our service capabilities and expand our market presence. By targeting acquisitions that align with our high-quality culture and growth prospects, we can seamlessly integrate new operations, leverage synergies, and access new opportunities. Our approach focuses on acquiring companies that offer complementary services or geographic expansion, ensuring long-term success and alignment with our business objectives. While we continuously evaluate potential acquisitions, as of the date of this prospectus we have not entered into any agreement or arrangement with respect to any particular acquisition other than those previous acquisitions described in this prospectus. Furthermore, there can be no assurance that we will be able to complete any future acquisitions on favorable terms or at all.

Continue to Capitalize on Vertical Integration Opportunities.

We believe our ability to perform a broad range of critical services in-house, eliminating the need for subcontractors, provides us with a distinct competitive advantage. By further expanding our scope of services and capitalizing on vertical integration, we can enhance our control over project timelines, quality, and costs. This strategy allows us to deliver complex, large-scale projects efficiently and reliably, positioning us as a provider of choice for existing and new customers seeking comprehensive infrastructure solutions. Vertical integration not only strengthens our operational capabilities but also supports our continued growth and profitability. Examples of our vertical integration include in-house asphalt production, concrete recycling, CCTV inspection, and soil stabilization. Moving forward, we aim to expand our vertical integration strategy by incorporating concrete and pipe production into our broader platform.

Company History

Cardinal NC was founded in 2013 by Jeremy Spivey, our Chief Executive Officer, in Raleigh, North Carolina. We originated as a niche provider of wet utilities installation and have, over time, both organically and through acquisitions, added capabilities, including grading, site clearing, erosion control, drilling and blasting, paving, and related site services, to become a full-service, end-to-end provider of turnkey infrastructure services.

Acquisitions have been an integral part of our growth since our founding, and we believe they account for approximately 27% of our growth since 2013. We have completed six acquisitions to date. We deepened our presence within the Raleigh market through the acquisition of Harrelson Utility Repair & Contracting Inc. in 2021 and G. Goodwin Enterprises, LLC in 2022. We subsequently expanded into the Charlotte area through the acquisition of Monroe Roadways, Inc. in July 2023 and Purcell Construction, Inc. in January 2025. In 2024, we expanded into the Greensboro market organically, and in May 2025, we acquired Page & Associates, Inc., a local provider based in Greensboro. In October 2025, we acquired Red Clay Industries, Inc., a provider of asphalt paving, concrete contracting, concrete reclamation and soil stabilization in North Carolina.

Our principal executive offices are located at 100 E. Six Forks Rd. Suite 300, Raleigh, NC 27609, and our telephone number is (919) 324-1964. Following the closing of this offering, our website will be located at www.cardinalinfrastructuregroup.com. We expect to make our annual, quarterly and current reports, and amendments to those reports, and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

Recent Developments

Red Clay Acquisition

On October 1, 2025, we acquired substantially all of the assets of Red Clay Industries, Inc. (“Red Clay”) pursuant to an asset purchase agreement (the “APA”). Red Clay is a provider of asphalt paving, concrete contracting, concrete reclamation and soil stabilization in North Carolina. We funded the $40.0 million purchase price with borrowings of $39.0 million under our New Credit Facility (as defined below), and we assumed approximately $1.0 million of liabilities.

New Credit Facility

On October 1, 2025, Cardinal NC, Cardinal and our wholly owned subsidiaries entered into a credit facility (the “New Credit Facility”) with Truist Bank, as administrative agent and lender, and the other lenders thereto from time to time, which refinanced the approximately $6.3 million outstanding under the senior secured credit facility dated as of October 18, 2024 with Truist Bank as lender thereto (the “Prior Credit Facility”) and refinanced the approximately $74.8 million outstanding under the master equipment security agreement dated as of October 21, 2024, as amended, with Truist Equipment Finance Corp as lender thereto (the “Equipment Facility”). Cardinal Group is not a party to the New Credit Facility. The New Credit Facility, among other things, (i) established a revolving credit facility of $75.0 million in aggregate principal amount, including a $10.0 million letter of credit sub-facility and a $10.0 million swingline sub-facility and (ii) established a term loan facility of $120.0 million in aggregate principal amount. The New Credit Facility has a maturity date of October 1, 2030. The obligations under the New Credit Facility are secured by substantially all of our assets and the assets of the subsidiary guarantors.

We intend to use a portion of the net proceeds from this offering to repay $24.3 million outstanding under our New Credit Facility (the “Debt Repayment”). Following the Debt Repayment, we will have $75.0 million of availability. See “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Sources of Capital — Credit Facilities, Debt and Other Capital.”

Our Organizational Structure

Cardinal Infrastructure Group Inc., a Delaware corporation, was formed on June 12, 2025 and is the issuer of the Class A Common Stock offered by this prospectus. Prior to this offering, all of our business operations have been conducted through Cardinal NC. We have consummated, or will consummate, the following organizational transactions (the “Transactions”) in connection with this offering (after giving effect to the Transactions, the “Reorganization”):

•        effective September 30, 2025 with the Cardinal Reorganization, we merged (i) first, newly-formed merger subsidiaries of Cardinal NC with and into each of Cardinal NC’s non-wholly owned subsidiaries so that the minority equity holders of such non-wholly owned subsidiaries became equity holders of Cardinal NC and such non-wholly owned subsidiaries of Cardinal NC became wholly owned subsidiaries of Cardinal NC and (ii) subsequently, a newly formed merger subsidiary of Cardinal with and into Cardinal NC so that the members of Cardinal NC became members of Cardinal and Cardinal NC became a wholly owned subsidiary of Cardinal;

•        prior to the consummation of this offering, we amended and restated the Cardinal’s existing operating agreement to, among other things, (i) recapitalize all existing ownership interests in Cardinal NC into 30,887,813 LLC Units of Cardinal after applying a conversion ratio of approximately 2,429 to one (and before giving effect to the use of proceeds described below), (ii) appoint Cardinal Group as the sole managing member of Cardinal upon its acquisition of LLC Units in connection with this offering, and (iii) provide certain redemption rights to the Continuing Equity Holders, including our Chief Executive Officer, Chief Operating Officer and Chief Financial Officer;

•        we amended and restated Cardinal Group’s certificate of incorporation to, among other things, (i) reclassify all outstanding shares of Common Stock into 1,718,750 shares of Class A Common Stock, as adjusted for an approximately 86 to one forward stock split, (ii) provide for Class A Common Stock, with each share of our Class A Common Stock entitling its holder to one vote per share on all matters presented to our stockholders generally, (iii) provide for Class B Common Stock, with each share of our Class B Common Stock entitling its holder to one vote per share on all matters presented to our stockholders generally, (iv) provide that shares of our Class B Common Stock may only be held by the Continuing Equity Holders and their respective permitted transferees as described in “Description of Capital Stock — Class B Common Stock;” and (v) provide for preferred stock, which can be issued by our board of directors in one or more series without stockholder approval;

•        we will issue 23,387,813 shares of our Class B Common Stock (after giving effect to the use of net proceeds as described below and assuming no exercise of the underwriters’ option to purchase additional shares of Class A Common Stock) to the Continuing Equity Holders, which is equal to the number of LLC Units held by such Continuing Equity Holders, at the time of such issuance of Class B Common Stock, for nominal consideration;

•        we will issue 11,500,000 shares of our Class A Common Stock to the purchasers in this offering (or 13,225,000 shares if the underwriters exercise in full their option to purchase additional shares of Class A Common Stock) in exchange for net proceeds of approximately $224.6 million (or approximately $258.3 million if the underwriters exercise in full their option to purchase additional shares of Class A Common Stock) based upon the initial public offering price of $21.00 per share, less the underwriting discount;

•        we will use the net proceeds from this offering to purchase 13,218,750 newly issued LLC Units from Cardinal for approximately $224.6 million (or 14,943,750 LLC Units from Cardinal for $258.3 million in aggregate if the underwriters exercise in full their option to purchase additional shares of Class A Common Stock);

•        Cardinal intends to use the net proceeds from the issuance of the newly issued LLC Units to Cardinal Group, as follows: (i) to redeem LLC Units from certain Continuing Equity Holders for $157.5 million in aggregate, (ii) to repay approximately $24.3 million of borrowings outstanding under our New Credit Facility, (iii) to pay estimated offering expenses of $5.3 million and (iv) if any remain, for general corporate purposes as described under “Use of Proceeds;” and

•        Cardinal Group entered into (i) the Registration Rights Agreement (as defined below) with our Continuing Equity Holders and (ii) the Tax Receivable Agreement (as defined below) with Cardinal and the Continuing Equity Holders. For a description of the terms of the Registration Rights Agreement and the Tax Receivable Agreement, see “Certain Relationships and Related Party Transactions.”

Immediately following the consummation of the Transactions (including this offering and proposed use of proceeds):

•        Cardinal Group will be a holding company and its principal asset will consist of LLC Units it acquires directly from Cardinal and from each Continuing Equity Holder;

•        Cardinal Group will be the sole managing member of Cardinal and will control the business and affairs of Cardinal;

•        Cardinal Group will own, directly or indirectly, 13,218,750 LLC Units of Cardinal, representing approximately 36.1% of the economic interest in Cardinal (or 14,943,750 LLC Units, representing approximately 39.0% of the economic interest in Cardinal if the underwriters exercise in full their option to purchase additional shares of Class A Common Stock);

•        the Continuing Equity Holders will own (i) 23,387,813 LLC Units of Cardinal, representing approximately 63.9% of the economic interest in Cardinal (or approximately 61.0% of the economic interest in Cardinal if the underwriters exercise in full their option to purchase additional shares of Class A Common Stock) and (ii) 23,387,813 shares of Class B Common Stock of Cardinal Group, representing approximately 63.9% of the combined voting power of all of Cardinal Group’s common stock (or approximately 61.0% of the combined voting power if the underwriters exercise in full their option to purchase additional shares of Class A Common Stock);

•        the purchasers in this offering will own (i) 11,500,000 shares of Class A Common Stock of Cardinal Group (or 13,225,000 shares of Class A Common Stock of Cardinal Group if the underwriters exercise in full their option to purchase additional shares of Class A Common Stock), representing approximately 31.4% of the combined voting power of all of Cardinal Group’s common stock and 87.0% of the economic interest in Cardinal Group (or approximately 34.5% of the combined voting power and 88.5% of the economic interest if the underwriters exercise in full their option to purchase additional shares of Class A Common Stock), and (ii) through Cardinal Group’s ownership of LLC Units, indirectly will hold approximately 31.4% of the economic interest in Cardinal (or approximately 34.5% of the economic interest in Cardinal if the underwriters exercise in full their option to purchase additional shares of Class A Common Stock); and

•        Cardinal will be a holding company and its principal asset will consist of 100% of the outstanding membership interests in Cardinal and Cardinal will be the sole managing member of Cardinal NC and will control the business and affairs of Cardinal NC. See “Description of Capital Stock.”

As the sole managing member of Cardinal, we will operate and control all of the business and affairs of Cardinal and, through Cardinal, conduct our business. Following the Transactions, including this offering, Cardinal Group will control the management of Cardinal as its sole managing member. As a result, Cardinal Group will consolidate Cardinal and record a significant noncontrolling interest in a consolidated entity in Cardinal Group’s consolidated financial statements for the economic interest in Cardinal held by the Continuing Equity Holders.

Unless otherwise indicated, this prospectus reflects the shares of Class A Common Stock being offered at $21.00 per share. For more information regarding the impact of the initial offering price on the share information included throughout this prospectus, see “— The Offering.”

Our organizational structure following this offering, as described below, is commonly referred to as an umbrella partnership-C corporation (“Up-C”) structure, which is often used by partnerships and limited liability companies when they undertake an initial public offering of their business. The Up-C structure will allow the Continuing Equity Holders to retain their equity ownership in Cardinal following the offering and to continue to realize tax benefits associated with owning interests in an entity that is treated as a partnership, or “flow-through” entity, for U.S. federal income tax purposes. Investors in this offering will, by contrast, hold their equity ownership in Cardinal Group, a Delaware corporation that is a domestic corporation for U.S. federal income tax purposes, in the form of shares of Class A Common Stock. One of the potential tax benefits to the Continuing Equity Holders associated with this structure is that future taxable income of Cardinal that is allocated to the Continuing Equity Holders will be taxed on a flow-through basis and, therefore, will not be subject to corporate taxes at the entity level. Additionally, because the Continuing Equity Holders may have their LLC Units redeemed by Cardinal (or at our option, directly exchanged with Cardinal Group) for newly issued shares of our Class A Common Stock on a one-for-one basis (subject to customary adjustments, including for stock splits, stock dividends, and reclassifications) or, at our option, for cash, the Up-C structure also provides the Continuing Equity Holders with potential liquidity that holders of non-publicly traded limited liability companies are not typically afforded. In connection with any such redemption or exchange of LLC Units, a corresponding number of shares of Class B Common Stock held by the relevant Continuing Equity Holder will automatically be transferred to Cardinal Group for no consideration and be canceled. The Continuing Equity Holders and Cardinal Group also each expect to benefit from the Up-C structure as a result of certain cash tax savings arising from redemptions or exchanges of the Continuing Equity Holder’s LLC Units for Class A Common Stock or cash, and certain other tax benefits covered by the Tax Receivable Agreement discussed in “Certain Relationships and Related Party Transactions — Tax Receivable Agreement.” See “Risk Factors — Risks Related to Our Organizational Structure.” In general, the Continuing Equity Holders expect to receive payments under the Tax Receivable Agreement in amounts equal to 85% of certain tax benefits, as described below, and Cardinal Group expects to benefit in the form of cash tax savings in amounts equal to 15% of such tax benefits, as described below. Any payments made by us to the Continuing Equity Holders under the Tax Receivable Agreement will reduce cash otherwise arising from such tax savings. We expect such payments will be substantial.

As described below under “Certain Relationships and Related Party Transactions — Tax Receivable Agreement,” prior to the completion of this offering, we entered into a tax receivable agreement (the “Tax Receivable Agreement” or “TRA”) with Cardinal and the Continuing Equity Holders that provides for the payment by Cardinal Group to the Continuing Equity Holders of 85% of (i) the amount of tax benefits, if any, that Cardinal Group actually realizes (or in some circumstances is deemed to realize) certain increases in tax basis resulting from our acquisition (or deemed acquisition for U.S. federal tax purposes) of the Continuing Equity Holders’ LLC Units in connection with this offering or pursuant to an exercise of the Redemption Right (as defined below) or Call Right (as defined below) (“Basis Adjustments”), and (ii) certain tax benefits (such as interest deductions) arising from payments made under the Tax Receivable Agreement (such tax benefits described in clauses (i) and (ii), the “TRA Benefits”).

The following diagram indicates our simplified ownership structure immediately following this offering and the Transactions (assuming the underwriters do not exercise their option to purchase additional shares of Class A Common Stock) and without giving effect to any future redemptions of LLC Units pursuant to the Cardinal Operating Agreement:

Summary of Risk Factors

An investment in our Class A Common Stock involves a high degree of risk. You should carefully consider the risks described under “Risk Factors,” together with the other information in this prospectus, before deciding whether to purchase our Class A Common Stock. If any of the risks described under “Risk Factors” actually occur, our business, financial condition, results of operations or prospects could be materially adversely affected. In any such case, the trading price of our Class A Common Stock could decline, and you could lose all or part of your investment. These risks include, but are not limited to, the following:

•        demand for our services may decrease during economic recessions or volatile economic cycles, and a reduction in demand and in end markets may adversely affect our business;

•        our geographic concentration could materially and adversely affect us if the construction industry in our current markets should decline;

•        our dependence on suppliers of materials and subcontractors could increase our costs and impair our ability to complete contracts on a timely basis or at all;

•        utility shortages or price increases could have an adverse impact on operations;

•        if we do not accurately estimate the overall risks, requirements or costs related to a project when we bid for a contract that is ultimately awarded to us, we may achieve a lower than anticipated profit or incur a loss on the contract;

•        the infrastructure services industry is highly schedule-driven, and our failure to meet the schedule requirements of our contracts could adversely affect our reputation and/or expose us to financial liability;

•        we may incur higher costs to lease, acquire and maintain equipment necessary for our operations, and the market value of our owned equipment may decline;

•        because our industry is capital-intensive and we have significant fixed and semi-fixed costs, our profitability is sensitive to changes in volume;

•        interest rate changes, and the failure to hedge against them, may adversely affect us;

•        we may not accurately assess and/or estimate the quality, quantity, availability and cost of aggregates we need to complete a project, particularly for projects in rural areas;

•        we depend on key management personnel;

•        we depend on our ability to hire, train and retain qualified personnel in a competitive industry;

•        our results of operations can be adversely affected by labor shortages, turnover and labor cost increases;

•        we are required to obtain, maintain and comply with government permits, licenses and approvals, and failure to obtain, maintain, and comply with such permits, licenses and approvals could adversely affect our or our customers’ operations;

•        recent and potential changes in U.S. trade policies and retaliatory responses from other countries may significantly increase the costs or limit supplies of materials and products used in our construction projects involving concrete;

•        our business is subject to complex and evolving laws and regulations regarding data privacy and cybersecurity;

•        our strategy, which includes expanding into adjacent markets, may not be successful;

•        our use of over time revenue recognition (formerly known as percentage-of-completion method) accounting related to our projects could result in a reduction or elimination of previously reported revenue and profits;

•        our backlog may not be realized or may not result in profits and may not accurately represent future revenue;

•        our principal asset after the completion of this offering will be our interest in Cardinal, and, as a result, we will depend on distributions from Cardinal to pay our taxes and expenses, including payments under the Tax Receivable Agreement. Cardinal’s ability to make such distributions may be subject to various limitations and restrictions;

•        the Continuing Equity Holders will continue to have significant influence over us after this offering, including control over decisions that require the approval of stockholders;

•        the historical and pro forma financial information in this prospectus may make it difficult to accurately predict our costs of operations in the future; and

•        we are subject to litigation, arbitration, or other claims which could materially and adversely affect us.

Emerging Growth Company Status

As a company with less than $1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As an emerging growth company, we may, for up to five years, take advantage of specified exemptions from reporting and other regulatory requirements that are otherwise applicable generally to public companies. These exemptions include:

•        in contrast to our reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after we are public, the presentation in this prospectus includes only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations;

•        deferral of the auditor attestation requirement on the effectiveness of our system of internal control over financial reporting;

•        exemption from the adoption of new or revised financial accounting standards until they would apply to private companies;

•        exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board (the “PCAOB”) requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer; and

•        reduced disclosure about executive compensation arrangements.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards. This permits an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are choosing to take advantage of this extended transition period and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for private companies.

We may take advantage of these provisions until we are no longer an emerging growth company, which will occur on the earliest of (i) the last day of the fiscal year following the fifth anniversary of this offering, (ii) the last day of the fiscal year in which we have equal to or more than $1.235 billion in annual revenue, (iii) the date on which we issue more than $1 billion of non-convertible debt over a three-year period or (iv) the date on which we are deemed to be a “large accelerated filer,” as defined in Rule 12b-2 promulgated under the Exchange Act.

The offering

Issuer	Cardinal Infrastructure Group Inc.
Class A Common Stock offered by us	11,500,000 shares (or 13,225,000 shares if the underwriters exercise in full their option to purchase additional shares of Class A Common Stock).
Option to purchase additional shares of Class A Common Stock

To the extent that the underwriters sell more than 11,500,000 shares of Class A Common Stock in this offering, we have granted the underwriters a 30-day option to purchase up to an aggregate of 1,725,000 additional shares of our Class A Common Stock.

Class A Common Stock outstanding after this offering

13,218,750 shares, representing approximately 36.1% of the combined voting power of all of Cardinal Group’s common stock (or 14,943,750 shares, representing approximately 39.0% of the combined voting power of all of Cardinal Group’s common stock if the underwriters exercise in full their option to purchase additional shares of Class A Common Stock), 87.0% of the economic interest in Cardinal Group, and 36.1% of the indirect economic interest in Cardinal (or 88.5% of the economic interest in Cardinal Group and 39.0% of the indirect economic interest in Cardinal if the underwriters exercise in full their option to purchase additional shares of Class A Common Stock).

Class B Common Stock outstanding after this offering

23,387,813 shares after giving effect to the use of net proceeds as described below, representing approximately 63.9% of the combined voting power of all of Cardinal Group’s common stock (or 23,387,813 shares, representing approximately 61.0% of the combined voting power of all of Cardinal Group’s common stock if the underwriters exercise in full their option to purchase additional shares of Class A Common Stock) and no economic interest in Cardinal Group.

Voting power of Class A Common Stock after this offering	36.1% (or 39.0% if the underwriters exercise in full their option to purchase additional shares of Class A Common Stock).
Voting power of Class B Common Stock after this offering	63.9% (or 61.0% if the underwriters exercise in full their option to purchase additional shares of Class A Common Stock).
LLC Units to be held by us immediately after this offering

13,218,750 LLC Units, representing approximately 36.1% of the economic interest in Cardinal (or 14,943,750 LLC Units, representing approximately 39.0% of the economic interest in Cardinal if the underwriters exercise in full their option to purchase additional shares of Class A Common Stock).

LLC Units to be held by the Continuing Equity Holders immediately after this offering

23,387,813 LLC Units after giving effect to the use of net proceeds as described below, representing approximately 63.9% of the economic interest in Cardinal (or approximately 61.0% of the economic interest in Cardinal if the underwriters exercise in full their option to purchase additional shares of Class A Common Stock).

Ratio of shares of Class A Common Stock to LLC Units

The second amended and restated Cardinal limited liability operating agreement (the “Cardinal Operating Agreement”) requires that we and Cardinal at all times maintain a one-to-one ratio between the number of shares of Class A Common Stock issued by us and the number of LLC Units owned by us.

Ratio of Shares of Class B Common Stock to LLC Units

Our amended and restated certificate of incorporation (the “A&R Charter”) and the Cardinal Operating Agreement requires that we and Cardinal at all times maintain a one-to-one ratio between the number of shares of Class B Common Stock owned by the Continuing Equity Holders and their respective permitted transferees and the number of LLC Units owned by the Continuing Equity Holders and their respective permitted transferees. Immediately after the Transactions, the Continuing Equity Holders will together own 100% of the outstanding shares of our Class B Common Stock.

Permitted Holders of Shares of Class B Common Stock

Only the Continuing Equity Holders and the permitted transferees of Class B Common Stock as described in this prospectus will be permitted to hold shares of our Class B Common Stock. Shares of Class B Common Stock are redeemable for shares of Class A Common Stock only together with an equal number of LLC Units. See “Certain Relationships and Related Party Transactions — Cardinal Operating Agreement.”

Voting Rights

Each share of our Class A Common Stock entitles its holder to one vote on all matters on which stockholders are entitled to vote generally. Each share of our Class B Common Stock entitles its holder to one vote on all matters on which stockholders are entitled to vote generally. Holders of our Class A Common Stock and Class B Common Stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law or by our A&R Charter. See “Description of Capital Stock.”

Redemption Rights of Holders of LLC Units

The Continuing Equity Holders may, subject to certain exceptions, from time to time at each of their options require Cardinal to redeem (the “Redemption Right”) all or a portion of their LLC Units in exchange for, at our election (determined solely by our independent directors (within the meaning of Nasdaq rules) who are disinterested), newly-issued shares of our Class A Common Stock on a one-for-one basis (subject to customary adjustments, including for stock splits, stock dividends, and reclassifications) or a cash payment equal to a volume weighted average market price of one share of our Class A Common Stock for each LLC Unit so
redeemed, in each case, in accordance with the terms of the Cardinal Operating Agreement (the “Redemption Right”); provided that, at our election (determined solely by our independent directors (within the meaning of Nasdaq rules) who are disinterested), we may effect a direct exchange by Cardinal Group of such Class A Common Stock or such cash, as applicable, for such LLC Units. Simultaneously with the payment of cash or shares of Class A Common Stock, as applicable, in connection with a redemption or exchange of LLC Units pursuant to the terms of the Cardinal Operating Agreement, a number of shares of our Class B Common Stock registered in the name of the redeeming or exchanging Continuing Equity Holder and permitted transferees will automatically be transferred to us for no consideration on a one-for-one basis with the number of LLC Units so redeemed or exchanged and such shares of Class B Common Stock will be canceled. See “Certain Relationships and Related Party Transactions — Cardinal Operating Agreement.”

Use of Proceeds

We expect to receive $224.6 million from the sale of Class A Common Stock by us in this offering, after deducting underwriting discounts and commissions (or $258.3 million of net proceeds if the underwriters exercise in full their option to purchase 1,725,000 additional shares of Class A Common Stock from us).

We estimate that the offering expenses (other than the underwriting discount and commissions) will be approximately $5.3 million. All of such offering expenses will be paid for or otherwise borne by Cardinal.

We intend to use the net proceeds from this offering to purchase 13,218,750 newly issued LLC Units for $224.6 million in aggregate directly from Cardinal (or 14,943,750 LLC Units from Cardinal for $258.3 million in aggregate if the underwriters exercise in full their option to purchase additional shares of Class A Common Stock). Upon each purchase of LLC Units from the Continuing Equity Holders, the corresponding shares of Class B Common Stock will automatically be transferred to Cardinal Group for no consideration and canceled.

Cardinal intends to use the net proceeds from the issuance of the newly issued LLC Units to Cardinal Group, as follows: (i) to redeem LLC Units from certain Continuing Equity Holders for $157.5 million in aggregate, (ii) to repay approximately $24.3 million of borrowings outstanding under our New Credit Facility (or the Debt Repayment), (iii) to pay estimated offering expenses of $5.3 million and (iv) the remainder, if any, for general corporate purposes, which may include funding for acquisitions, working capital requirements, capital expenditures and the repayment, refinancing, redemption or repurchase of indebtedness or other securities. For more information on the New Credit

Facility, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Credit Facilities, Debt and Other Capital — New Credit Facility”

See “Use of Proceeds.”

Dividend Policy

We currently intend to retain all available funds and any future earnings to fund the development and growth of our business, and therefore, we do not anticipate declaring or paying any cash dividends on our Class A Common Stock. Except in certain limited circumstances, holders of our Class B Common Stock are not entitled to participate in any dividends declared by our board of directors. Because we are a holding company, our ability to pay cash dividends on our Class A Common Stock depends on our receipt of cash distributions from Cardinal. Our New Credit Facility contains certain covenants that restrict, subject to certain exceptions, our ability to pay dividends. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation — Liquidity and Sources of Capital — Credit Facilities, Debt and Other Capital.” Our ability to pay dividends may be restricted by the terms of any future credit agreement or any future debt or preferred equity securities of us. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors, subject to the requirements of applicable law, and in compliance with contractual restrictions and covenants in the agreements governing our future indebtedness. Any such determination will also depend upon our business prospects, results of operations, financial condition, cash requirements and availability, industry trends, and other factors that our board of directors may deem relevant. See “Dividend Policy.”

Tax Receivable Agreement

Cardinal Group’s acquisition (or deemed acquisition for U.S. federal income tax purposes) of the Continuing Equity Holders’ LLC Units in connection with this offering or pursuant to an exercise of the Redemption Right or the Call Right is, in each case, expected to create tax attributes for Cardinal Group. These tax attributes would not have been available to Cardinal Group absent its acquisition or deemed acquisition of such LLC Units, and are expected to reduce the amount of cash tax that Cardinal Group would otherwise be required to pay in the future. In connection with the closing of this offering, we entered into the Tax Receivable Agreement with the Continuing Equity Holders, which will generally provide for the payment by us to the Continuing Equity Holders of 85% (i) of the amount of tax benefits, if any, that Cardinal Group actually realizes (or in some circumstances is deemed to realize) as a result of certain increases in tax basis resulting from our acquisition (or deemed acquisition for U.S. federal tax purposes) of the Continuing Equity Holders’ LLC units in connection with this offering or pursuant to an exercise of the Redemption Right or Call Right (“Basis Adjustments”) and (ii) certain tax benefits (such as interest deductions) arising from payments made under the Tax Receivable Agreement. We will retain the benefit of the remaining 15% of these cash savings. See “Risk Factors — Risks Related to this Offering and Ownership of our Class A Common Stock” and “Certain Relationships and Related Party Transactions — Tax Receivable Agreement.”

Registration Rights Agreement

Pursuant to the Registration Rights Agreement, we will, subject to the terms and conditions thereof, agree to register the resale of the shares of our Class A Common Stock that are issuable to the Continuing Equity Holders in connection with the Transactions. See “Certain Relationships and Related Party Transactions — Registration Rights Agreement” for a discussion of the Registration Rights Agreement.

Directed Share Program

At our request, Stifel, Nicolaus & Company, Incorporated and its affiliates (the “DSP Underwriter”) has reserved up to 5% of the shares of Class A Common Stock to be issued by us and offered by this prospectus for sale, at the initial public offering price, to certain friends and family of our Continuing Equity Holders and certain related persons, officers, directors, and employees. Any directed shares not purchased will be offered by the DSP Underwriter to the general public on the same basis as all other shares offered by this prospectus. We have agreed to indemnify the DSP Underwriter against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the directed shares. See “Underwriting — Directed Share Program.”

The Listing and Trading Symbol	Our Class A Common Stock has been approved for listing on Nasdaq under the symbol “CDNL.”
Risk Factors	You should carefully read and consider the information set forth under “Risk Factors” and all other information set forth in this prospectus before deciding to invest in our Class A Common Stock.

Unless we indicate otherwise or the context otherwise requires, all information in this prospectus:

•        gives effect to the Reorganization;

•        gives effect to the other Transactions, including the consummation of this offering and proposed use of proceeds, except for the Debt Repayment;

•        excludes 3,660,656 shares of Class A Common Stock reserved for issuance under our 2025 Stock Incentive Plan (the “2025 Plan”), as described under the caption “Executive Compensation — 2025 Stock Incentive Plan;

•        reflects the initial public offering price of $21.00 per share of Class A Common Stock; and

•        assumes no exercise by the underwriters of their option to purchase 1,725,000 additional shares of Class A Common Stock from us.

Our 2025 Stock Incentive Plan provides for annual automatic increases in the number of shares reserved thereunder.

Summary HISTORICAL AND PRO FORMA financial and other data

The following tables present the summary financial and other data for Cardinal and pro forma financial data for Cardinal Group. As discussed elsewhere in this prospectus under Note 1 to the interim financial statements dated as of September 30, 2025, Cardinal is the predecessor of Cardinal Group for financial reporting purposes and the comparative financial information provided prior to the occurrence of September 30, 2025 is that of Cardinal NC as a result of the Cardinal Reorganization. For the avoidance of any doubt, references to “Cardinal” and “Cardinal Historical” are used interchangeably, as appropriate, in the below tables and elsewhere in this prospectus and the financial statements. The summary historical income statement data for the years ended December 31, 2024 and 2023, and the summary historical balance sheet data as of December 31, 2024 and 2023, are derived from the audited consolidated financial statements of Cardinal NC included elsewhere in this prospectus. The summary historical income statement data for the nine months ended September 30, 2025 and 2024, and the summary historical balance sheet data as of September 30, 2025 and 2024 are derived from the unaudited condensed consolidated financial statements of Cardinal NC included elsewhere in this prospectus. The unaudited condensed consolidated financial statements of Cardinal NC have been prepared on the same basis as the audited consolidated financial statements and, in our opinion, include all adjustments, consisting of normal recurring adjustments, necessary to present fairly in all material respects our financial position and results of operations. The results for any interim period are not necessarily indicative of the results that may be expected for the full year. Historical results of operations for the periods presented below are not necessarily indicative of the results to be expected for any future period.

The summary unaudited pro forma condensed consolidated income statement and balance sheet data as of and for the year ended December 31, 2024 and as of and for the nine months ended September 30, 2025 has been prepared to give pro forma effect to (i) the Reorganization and (ii) this offering and the application of the net proceeds, except for the Debt Repayment, therefrom as if each had been completed on January 1, 2024, with respect to the statement of operations, and December 31, 2024, with respect to the balance sheet data. This information is subject to and gives effect to the assumptions and adjustments described in the notes accompanying the unaudited pro forma condensed consolidated financial statements included elsewhere in this prospectus. Such adjustments are preliminary and based upon currently available information and certain assumptions that our management believes are reasonable. The summary unaudited pro forma condensed consolidated financial statements is presented for informational purposes only, should not be considered indicative of actual results of operations that would have been achieved had such transactions been consummated on the date indicated and does not purport to be indicative of statements of financial position or results of operations as of any future date or for any future period.

The information set forth below should be read together with “Unaudited Pro Forma Condensed Consolidated Financial Information,” “Use of Proceeds,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Our Organizational Structure” and the audited financial statements and the accompanying notes included elsewhere in this prospectus.

Summary financial and other data of Cardinal Group has not been presented because Cardinal Group is a newly-incorporated entity and has had no business transactions or activities to date, besides our initial capitalization.

	Cardinal Group Pro Forma(1)		Cardinal Historical
	Nine months ended September 30, 2025	Year ended December 31, 2024	Nine months ended September 30,		Year ended December 31,
			2025	2024	2024	2023
Summary Income statement data:
Revenues	$310,235,696	$315,187,523	$310,235,696	$230,260,256	$315,187,523	$247,924,063
Operating costs and expenses:
Cost of revenues (exclusive of depreciation and amortization shown separately below):	245,301,817	249,888,575	245,301,817	182,279,060	249,888,575	199,080,030
General and administrative	10,170,150	10,783,972	10,072,170	6,695,994	10,687,302	6,498,758
Depreciation expense	17,701,691	18,644,483	17,715,174	13,565,452	18,663,746	13,181,191
Amortization expense	5,601,216	__	5,601,216	—	—	—
Loss (gain) on disposal of property and equipment	(128,262)	13,534	(128,262)	113,515	13,534	(365,919)
Total operating costs and expenses	278,646,612	279,330,564	278,562,115	202,654,020	279,253,157	218,394,060
Income from operations	31,589,084	35,856,959	31,673,581	27,606,236	35,934,366	29,530,003
Other expense:
Interest expense, net(2)	(3,801,118)	(4,701,494)	(3,871,909)	(3,437,863)	(4,828,058)	(3,990,288)
Other expense, net	(25,808)	(1,615,644)	90,028	(1,298,562)	(1,456,565)	(1,242,923)
Total other expense, net	(3,826,926)	(6,317,138)	(3,781,881)	(4,736,425)	(6,284,623)	(5,233,211)
Net income before taxes	27,762,158	29,539,821	27,891,700	22,869,811	29,649,743	24,296,792
Income tax expense	(2,283,446)	(2,429,659)	(1,691,154)	(1,016,754)	(1,352,509)	—
Net income, including noncontrolling interests	25,478,712	27,110,162	26,200,546	21,853,057	28,297,234	24,296,792
Less: Net income attributable to noncontrolling interests	16,278,266	17,320,594	6,463,278	4,892,527	6,939,888	3,724,472
Net income attributable to Cardinal Historical and Cardinal Group	$9,200,446	$9,789,568	$19,737,268	$16,960,530	$21,357,346	$20,572,320

	Cardinal Group Pro Forma(1)		Cardinal Historical
	Nine months ended September 30, 2025	Year ended December 31, 2024	Nine months ended September 30,		Year ended December 31,
			2025	2024	2024	2023
Pro forma per share data:
Pro forma net income per share:
Basic and diluted	$0.70	$0.74
Pro forma weighted-average shares used to compute pro forma net income per share:
Basic and diluted	13,218,750	13,218,750

____________

(1)      Pro forma for the Reorganization, including this offering and the application of the net proceeds, except for the Debt Repayment. See “Unaudited Pro Forma Condensed Consolidated Financial Information.”

(2)      On October 1, 2025, we entered into the New Credit Facility, which refinanced approximately $6.3 million outstanding under the Prior Credit Facility and refinanced the approximately $74.8 million outstanding under the Equipment Facility. The New Credit Facility, among other things, (i) established a revolving credit facility of $75.0 million in aggregate principal amount, including a $10.0 million letter of credit sub-facility and a $10.0 million swingline sub-facility and (ii) established a term loan facility of $120.0 million in aggregate principal amount. The New Credit Facility has a maturity date of October 1, 2030. We intend to use a portion of the proceeds from this offering to pay down $24.3 million of borrowings under the New Credit Facility. For more information on the Prior Credit Facility, Equipment Facility and New Credit Facility, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Sources of Capital — Credit Facilities, Debt and Other Capital” and “Use of Proceeds.”

	Cardinal Group Pro Forma(1)	Cardinal Historical
	Period ended September 30, 2025	Period ended September 30, 2025	Year ended December 31,
			2024	2023
Summary Balance sheet data:
Total assets	$319,757,842	$213,656,683	$140,313,821	$118,767,956
Total current assets	185,577,401	124,359,628	77,385,096	61,315,924
Total current liabilities	115,277,917	103,334,892	70,546,789	73,643,852
Notes payable(2)	80,764,701	80,764,701	47,933,749	40,290,872
Total liabilities(2)	222,177,823	172,083,920	116,959,845	111,298,495
Total members’ equity/stockholders equity	$97,580,019	$41,572,763	$23,353,976	$7,469,461

____________

(1)      Pro forma for the Reorganization, including this offering and the application of the net proceeds, except for the Debt Repayment. See “Unaudited Pro Forma Condensed Consolidated Financial Information.”

(2)      On October 1, 2025, we entered into the New Credit Facility, which refinanced approximately $6.3 million outstanding under the Prior Credit Facility and refinanced the approximately $74.8 million outstanding under the Equipment Facility. The New Credit Facility, among other things, (i) established a revolving credit facility of $75.0 million in aggregate principal amount, including a $10.0 million letter of credit sub-facility and a $10.0 million swingline sub-facility and (ii) established a term loan facility of $120.0 million in aggregate principal amount. The New Credit Facility has a maturity date of October 1, 2030. We intend to use a portion of the proceeds from this offering to pay down $24.3 million of borrowings under the New Credit Facility. For more information on the Prior Credit Facility, Equipment Facility and New Credit Facility, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Sources of Capital — Credit Facilities, Debt and Other Capital” and “Use of Proceeds.”

	Historical Cardinal NC
	Nine months ended September 30,		Year ended December 31,
	2025	2024	2024	2023
Summary Cash flow data:
Cash flows from operating activities	$26,339,332	$34,305,146	$42,629,114	$30,883,199
Cash flows from investing activities	(51,373,236)	(18,465,370)	(20,972,527)	(22,358,894)
Cash flows from financing activities	22,503,444	(3,484,273)	(7,960,095)	(2,690,783)
Other Financial and Operating Data (unaudited)(1):
Gross Profit	$41,617,489	$34,415,745	$46,635,202	$35,662,842
Adjusted Gross Profit(2)	$64,933,879	$47,981,197	$65,298,948	$48,844,033
Gross Profit Margin	13.4%	14.9%	14.8%	14.4%
Adjusted Gross Profit Margin(2)	20.9%	20.8%	20.7%	19.7%
EBITDA(2)	$55,079,999	39,873,126	$53,141,547	$41,468,271
Adjusted EBITDA(2)	$55,671,203	41,257,641	$56,538,120	$43,067,786
Net Income Margin	8.4%	9.5%	9.0%	9.8%
EBITDA Margin(2)	17.8%	17.3%	16.9%	16.7%
Adjusted EBITDA Margin(2)(3)	17.9%	17.9%	17.9%	17.4%
Backlog (period end)	$646,000,000	$518,000,000	$512,000,000	$401,000,000

____________

(1)      For definitions and further information about how we calculate financial and operating data, including a reconciliation of Adjusted Gross Profit, Adjusted Gross Profit Margin, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin and EBITDA Margin, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures” and “— Other Factors Impacting Results of Operations.”

(2)      Adjusted Gross Profit, Adjusted Gross Profit Margin, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin and EBITDA Margin are included in this prospectus because they are non-GAAP financial measures used by management and our board of directors to assess our financial performance. For definitions of Adjusted Gross Profit, Adjusted Gross Profit Margin, EBITDA, Adjusted EBITDA, EBITDA Margin and Adjusted EBITDA Margin and a reconciliation of each to the most directly comparable financial measures calculated and presented in accordance with GAAP, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures.” Our non-GAAP financial measures should not be considered in isolation from, or as substitutes for, financial information prepared in accordance with GAAP. EBITDA, Adjusted EBITDA, EBITDA Margin and Adjusted EBITDA Margin may be different than a similarly titled measure used by other companies.

(3)      Calculated as a percentage of revenue.

RISK FACTORS

An investment in our Class A Common Stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below and the other information in this prospectus, including the consolidated financial statements and related notes thereto included elsewhere in this prospectus and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before deciding whether to purchase our Class A Common Stock. If any of the risks described below actually occur, our business, financial condition, results of operations or prospects could be materially adversely affected. In any such case, the trading price of our Class A Common Stock could decline, and you could lose all or part of your investment. This prospectus also contains forward-looking statements that involve risks and uncertainties. See “Cautionary Statement Regarding Forward-Looking Statements.” Our actual results could differ materially and adversely from those anticipated in these forward-looking statements as a result of certain factors, including those set forth below.

Risks Related to Our Business and Industry

Demand for our services may decrease during economic recessions or volatile economic cycles, and a reduction in demand in end markets may adversely affect our business.

We generate revenue and profit from infrastructure projects and services, but we do not directly control the process by which such infrastructure projects and services are awarded. The construction industry historically has experienced cyclical fluctuations in financial results due to economic recessions; downturns in business cycles of our customers; supply chain disruptions and the cost or availability of building materials; inflationary pressures; the availability of trade partners, vendors, or other third parties; federal and state income and real estate tax laws, including limitations on, or the elimination of, the deduction of mortgage interest or property tax payments; mortgage financing programs and regulation of lending practices; energy prices; the supply of developable land in our markets and in the United States generally; interest rate fluctuations and other economic factors beyond our control. Many factors, including the financial condition of the infrastructure industry, could adversely affect our customers and their willingness to fund capital expenditures in the future. Demand for public infrastructure projects depends on overall economic conditions, the need for new or replacement infrastructure, the priorities placed on various projects funded by governmental entities and federal, state and local government spending levels. In particular, low tax revenues, credit rating downgrades, budget deficits and financing constraints, including timing and amount of federal funding and competing governmental priorities, could negatively impact the ability of government agencies to fund existing or new public infrastructure projects. Additionally, consolidation, competition or capital constraints in the industries we serve may result in reduced spending by our customers. Any instability in the financial and credit markets could negatively impact our customers’ ability to pay us on a timely basis, or at all, for work on projects already in progress, could cause our customers to delay or cancel construction projects in our contract backlog and could create difficulties for customers to obtain adequate financing to fund new construction projects.

Economic, regulatory and market conditions affecting our specific end markets may adversely impact the demand for our services, resulting in the delay, reduction or cancellation of certain projects and these conditions may continue to adversely affect us in the future.

Our geographic concentration could materially and adversely affect us if the construction industry in our current markets should decline.

We currently conduct business primarily in the State of North Carolina and our business strategy is focused on the Southeastern United States. A prolonged economic downturn in one or more of the areas in which we operate could have a material adverse effect on our business, prospects, liquidity, financial condition, and results of operations, and a disproportionately greater impact on us than our competitors with larger scale and more diversified operations and geographic footprint. Furthermore, if demand for construction projects in these markets decreases, the demand for our services could decrease, which would have a material adverse effect on our business.

Our dependence on suppliers of materials and subcontractors could increase our costs and impair our ability to complete contracts on a timely basis or at all.

The price and availability of the materials required to execute our projects are subject to volatility and disruptions caused by global economic factors that are beyond our control, including, but not limited to, supply chain disruptions, labor shortages, wage pressures, rising inflation and potential economic slowdown or recession, as well as fuel and energy costs, the impact of natural disasters, public health crises, geopolitical conflicts (such as the conflicts in Eastern Europe and the Middle East), and other matters that have impacted or could impact the global economy. If shortages and cost increases in materials and tightness in the labor market persist for a prolonged period of time, and we are unable to offset such cost increases, our profit margins could be adversely impacted.

We currently rely on third party suppliers to provide substantially all of the materials (including aggregates, cement, asphalt, concrete, steel, oil and fuel) for our contracts and third party subcontractors to perform some of the work on many of our projects. Increasing prices of materials and equipment and substantial delays in delivering supplies have and could continue to adversely impact our operations and construction projects. For the past several years, our operating margins have been adversely impacted, and may continue to be impacted, by price increases for certain materials, including fuel, concrete, steel and lumber. To the extent that we are unable to obtain commitments from our suppliers for materials or engage subcontractors, our ability to bid for contracts may be impaired.

Utility shortages or price increases could have an adverse impact on operations.

Certain of the markets in which we operate or plan to operate in the future may experience utility shortages as well as significant increases in utility costs. For example, certain areas of North Carolina have experienced temporary disruptions to sewer system capacity and development in response to municipal infrastructure delays. Additionally, municipalities may restrict or place moratoriums on the availability of utilities, such as electricity, natural gas, water, and sewer taps. We may incur additional costs and may not be able to complete construction on a timely basis if such utility shortages, restrictions, moratoriums, and rate increases continue. In addition, these utility issues may adversely affect the local economies in which we operate, which may reduce demand for construction projects in those markets. Our business, prospects, liquidity, financial condition, and results of operations may be materially and adversely impacted if further utility shortages, restrictions, moratoriums, or rate increases occur in our markets.

If we do not accurately estimate the overall risks, requirements or costs related to a project when we bid for a contract that is ultimately awarded to us, we may achieve a lower than anticipated profit or incur a loss on the contract.

The majority of our revenues and backlog are derived from fixed-unit price contracts and lump sum contracts. Fixed-unit price contracts require us to provide materials and services at a fixed-unit price based on agreed quantities irrespective of our actual per unit costs. Lump sum contracts require the contract work to be completed for a single price irrespective of our actual costs incurred. We generate profits on fixed unit price and fixed total price contracts only when our revenues exceed our actual costs, which requires us to accurately estimate and control our costs and avoid cost overruns. Therefore, our ability to achieve profitability under such contracts is dependent upon our ability to avoid cost overruns by accurately estimating our costs and then successfully controlling our actual costs. If our cost estimates for a contract are inaccurate, or if we do not perform the contract within our cost estimates, we may incur losses due to cost overruns or the contract may be less profitable than expected. As a result, these types of contracts could negatively affect our cash flow, earnings and financial position.

The costs incurred and Gross Profit realized on our contracts can vary, sometimes substantially, from our original estimates due to a variety of factors, that may include, but are not limited to the following:

•        onsite conditions that differ from those assumed in the original bid or contract;

•        failure to include required materials or work in a bid, or the failure to estimate properly the quantities or costs needed to complete a lump sum contract;

•        delays caused by weather conditions or otherwise failing to meet scheduled acceptance dates;

•        contract or project modifications creating unanticipated costs not covered by change orders or contract price adjustments;

•        changes in availability, proximity and costs of materials, including steel, concrete, aggregates and other construction materials (such as stone, gravel, sand and oil for asphalt paving), as well as fuel and lubricants for our equipment;

•        to the extent not covered by contractual cost escalators, variability in, and our inability to predict, the costs of diesel fuel, liquid asphalt and cement;

•        the availability and skill level of workers;

•        the failure by our suppliers, subcontractors, designers, engineers or customers to perform their obligations;

•        fraud, theft or other improper activities by our suppliers, subcontractors, designers, engineers, customers or personnel;

•        mechanical problems with our machinery or equipment;

•        citations issued by a government authority, including OSHA;

•        difficulties in obtaining required government permits or approvals;

•        changes in applicable laws and regulations; and

•        uninsured claims or demands from third parties for alleged damages arising from the design, construction or use and operation of a project of which our work is a part.

Many of our contracts with public sector customers contain provisions that purport to shift some or all of the above risks from the customer to us, even in cases where the customer is partly at fault. Public sector customers may seek to impose contractual risk-shifting provisions more aggressively, which could increase risks and adversely affect our cash flow, earnings and financial position.

Further, in most cases, our contracts require completion by a scheduled acceptance date. Failure to timely complete a project could result in additional costs, penalties or liquidated damages being assessed against us, and these could exceed projected profit margins on the contract.

The infrastructure services industry is highly schedule-driven, and our failure to meet the schedule requirements of our contracts could adversely affect our reputation and/or expose us to financial liability.

In some instances, including in the case of many of our fixed unit price contracts, we guarantee that we will complete a project by a certain date. Any failure to meet the contractual schedule or satisfy the completion requirements set forth in our contracts could subject us to responsibility for costs resulting from the delay, generally in the form of contractually agreed-upon liquidated damages, liability for our customer’s actual costs arising out of our delay, reduced profits or a loss on that project and/or damage to our reputation, any of which could have a material adverse impact on our financial position, results of operations, cash flows and liquidity.

We may incur higher costs to lease, acquire and maintain equipment necessary for our operations, and the market value of our owned equipment may decline.

We service a significant portion of our contracts with our own construction equipment rather than leased or rented equipment. To the extent that we are unable to buy construction equipment necessary for our needs, either due to a lack of available funding or equipment shortages in the marketplace, we may be forced to rent equipment on a short-term basis, which could increase the costs of performing our contracts, thereby reducing contract profitability. Further, new equipment may not be available, or it may not be purchased or rented in a cost effective manner, which could adversely affect our operating results.

The equipment that we own or lease requires continuous maintenance, for which we maintain our own repair facilities. If we are unable to maintain or repair equipment ourselves, we may be forced to obtain third party repair services, which could increase our costs. Additionally, we rely on the availability of component parts from suppliers for the maintenance and repair of our equipment. The failure of suppliers to deliver component parts necessary to maintain our equipment could have an adverse effect on our ability to meet our commitments to customers.

Because our industry is capital-intensive and we have significant fixed and semi-fixed costs, our profitability is sensitive to changes in volume.

The equipment needed to provide our services are expensive. We must spend a substantial amount of capital to purchase and maintain such assets. Although we believe our current cash balance, along with our projected internal cash flows and available financing sources, will provide sufficient cash to support our currently anticipated operating and capital needs, if we are unable to generate sufficient cash to purchase and maintain the property, plants and equipment necessary to operate our business, or if the timing of payments on our receivables is delayed, we may be required to reduce or delay planned capital expenditures or to incur additional indebtedness. In addition, due to the level of fixed and semi-fixed costs associated with our business, volume decreases could have a material adverse effect on our financial condition, results of operations or liquidity.

Interest rate changes, and the failure to hedge against them, may adversely affect us.

We have in the past and may in the future borrow money to finance acquisitions related to land, lots, home inventories, or other companies. The borrowings may bear interest at variable rates. Interest rate changes could affect our interest payments, and our future earnings, results of operations, and cash flows may be adversely affected, assuming other factors are held constant.

We currently do not hedge against interest rate fluctuations. We may in the future obtain one or more forms of interest rate protection in the form of swap agreements, interest rate cap contracts or similar agreements to hedge against the possible negative effects of interest rate fluctuations. However, we cannot assure you that any hedging will adequately relieve the adverse effects of interest rate increases or that counterparties under these agreements will honor their obligations thereunder. In addition, we may be subject to risks of default by hedging counterparties. Adverse economic conditions could also cause the terms on which we borrow to be unfavorable. We could be required to liquidate one or more of our assets at times which may not permit us to receive an attractive return on our assets in order to meet our debt service obligations.

We may not accurately assess and/or estimate the quality, quantity, availability and cost of aggregates we need to complete a project, particularly for projects in rural areas.

Particularly for projects in rural areas, we may estimate the quality, quantity, availability and cost for aggregates (such as sand, gravel, crushed stone, slag and recycled concrete) from sources that we have not previously used as suppliers, which increases the risk that our estimates may be inaccurate. Inaccuracies in our estimates regarding aggregates could result in significantly higher costs to supply aggregates needed for our projects, as well as potential delays and other inefficiencies. If we fail to accurately assess the quality, quantity, availability and cost of aggregates, it could cause us to incur losses, which could materially adversely affect our results of operations.

Timing of the award and performance of new contracts may fluctuate.

It is generally very difficult to predict whether and when new contracts will be offered for tender, as our contracts frequently involve a lengthy and complex design and bidding process, which is affected by a number of factors, such as market conditions, funding arrangements and governmental approvals. Because of these factors, our results of operations and cash flows may fluctuate from quarter to quarter and year to year, and the fluctuation may be substantial.

The uncertainty of the timing of contract awards may also present difficulties in matching the size of our equipment fleet and work crews with contract needs. In some cases, we may maintain and bear the cost of more equipment and ready work crews than are necessary for then-existing needs, in anticipation of future needs for existing contracts or expected future contracts. If a contract is delayed or an expected contract award is not received, we would incur costs that could have a material adverse effect on our anticipated profit.

Natural and man-made disasters, severe weather, and adverse geologic conditions may increase costs, cause project delays and reduce consumer demand, all of which could materially and adversely affect us.

Our construction projects are in many areas that are subject to natural and man-made disasters, severe weather or adverse geologic conditions. These include, but are not limited to, hurricanes, tornadoes, droughts, floods, brushfires, wildfires, prolonged periods of precipitation, landslides, soil subsidence, earthquakes and other natural and man-made disasters. The occurrence of any of these events could damage our or our customers’ projects, cause delays in completion, reduce consumer demand, cause delays in our supply chain and cause shortages and price increases in labor or raw materials, any of which could affect our profitability. In addition, the occurrence of natural and man-made disasters, severe weather and other adverse geologic conditions has increased in recent years due to climate change and may continue to increase in the future. Climate change may have the effect of making the risks described above occur more frequently and more severely, which could amplify the adverse impact in our business, prospects, liquidity, financial condition, and results of operations.

There are some risks of loss for which we may be unable to purchase insurance coverage or to maintain insurance coverage on acceptable terms. For example, losses associated with hurricanes, landslides, prolonged periods of precipitation, earthquakes and other weather-related and geologic events may not be insurable, and other losses, such as those arising from terrorism, may not be economically insurable. A sizeable uninsured loss could materially and adversely affect our business, prospects, liquidity, financial condition, and results of operations.

Changes to population growth rates in certain of the markets in which we operate or plan to operate could affect the demand for homes in these regions.

Slower rates of population growth or population declines in our markets in North Carolina, or other key markets in the United States we may decide to enter in the future, especially as compared to the high population growth rates in prior years, could affect the demand for housing and other construction projects, adversely affecting our plans for growth, business, financial condition, and operating results.

Our business is seasonal and subject to adverse weather and climate conditions, which can adversely impact our business and cause our quarterly operating results to fluctuate.

Our operations occur outdoors in an area of the country in which weather events such as hurricanes, tornadoes and tropical storms are common. For example, Hurricane Helene made landfall in North Carolina during our fourth fiscal quarter of 2024 and disrupted operations in various portions of our geographic footprint through flooding, extended power outages and road closures, among other issues. These and similar seasonal changes and adverse weather conditions, such as extended rainy or cold weather, can adversely affect our business operations through a decline in the demand for our construction services, alterations and delays in our construction schedules, extended power outages limiting the use of plants and equipment and reduced efficiencies in our contracting operations, resulting in under-utilization of crews and equipment and lower contract profitability. Longer-term climatic changes may lead to increased extreme weather, changes in hydrological and meteorological patterns, and increased natural disasters. We are not fully insured against all risks incident to our business, including the risk of our operations being interrupted due to severe weather and natural disasters. Furthermore, we may be unable to maintain or obtain insurance of the type and amount we desire at reasonable rates. As a result of market conditions, premiums and deductibles for some of our insurance policies have increased and could escalate further. In addition, sub-limits have been imposed for certain risks. In some instances, certain insurance could become unavailable or available only for reduced amounts of coverage. If we were to incur a significant liability for which we are not fully insured, it could have a material adverse effect on our business, results of operations and financial condition. Significant physical effects of climate change could also have an indirect effect on our business by interrupting the operations of those with whom we do business. Should the impact of climate change be significant or occur for lengthy periods of time, our financial condition or results of operations would be adversely affected.

As a result of these weather related factors, we have historically experienced, and expect to continue to experience, variability in our results of operations from quarter to quarter. We generally generate less revenue during the winter months of December, January and February. As a result, our revenues may fluctuate on a quarterly basis. We expect this seasonal pattern to continue over the long term, and we cannot make any assurances as to the degree to which our historical seasonal patterns will occur in the future.

We rely on information technology systems to conduct our business, which are subject to disruption, failure or security breaches.

We rely on information technology (“IT”) systems in order to achieve our business objectives. We also rely upon industry-accepted security measures and technology to securely maintain confidential information on our IT systems. However, our portfolio of hardware and software products, solutions and services and our enterprise IT systems may be vulnerable to damage or disruption caused by circumstances such as catastrophic events, power outages, natural disasters, computer system or network failures, computer viruses, cyberattacks or other malicious software programs. The failure or disruption of our IT systems to perform as anticipated for any reason could disrupt our business and result in decreased performance, significant remediation costs, transaction errors, loss of data, processing inefficiencies, downtime, litigation and the loss of suppliers or customers. A significant disruption or failure could have a material adverse effect on our business operations, financial performance and financial condition.

Major public health crises could disrupt our operations and adversely affect its business, results of operations and financial condition.

Pandemics, epidemics, widespread illness, or other public health crises that interfere with the ability of our employees, suppliers, customers, financing sources or others to conduct business have and could adversely affect the global economy and our results of operations and financial condition. For example, our business and results of operations could be materially adversely affected if significant portions of our workforce are unable to work effectively, including because of illness, quarantines, or government actions or other restrictions in connection with any future major public health crisis.

The public infrastructure construction industry is highly competitive, with a variety of companies competing against us, and our failure to compete effectively could reduce the number of new contracts awarded to us or adversely affect our margins on contracts awarded.

Many public infrastructure contracts on which we bid are awarded through a competitive bid process, with awards generally being made to the lowest bidder, but sometimes recognizing other considerations, such as shorter contract schedules or prior experience with the customer and reputation. Within our geographic markets, we compete with many international, national, regional and local construction firms. Several of these competitors have achieved greater geographic market penetration than we have in the geographic markets in which we compete, and/or have greater resources, including financial resources, than we do. In addition, a number of international and national companies in the heavy highway industry that are larger than we are and that currently do not have a significant presence in our geographic markets, if they so desire, could establish a presence in our geographic markets and compete with us for contracts.

In addition, if the use of design-build, construction manager/general contractor (CM/GC) and other alternative project delivery methods continues to increase and we are not able to further develop our capabilities and reputation in connection with these alternative delivery methods, we will be at a competitive disadvantage, which may have a material adverse effect on our financial position, results of operations, cash flows and prospects. If we are unable to compete successfully in our markets, our relative market share and profits could also be reduced.

Our public infrastructure business relies on highly competitive and highly regulated state or local government contracts.

State and local government funding for public works projects is limited, thus creating a highly competitive environment for the limited number of public projects available. In addition, state and local government contracts are subject to specific procurement regulations, contract provisions and a variety of regulatory requirements relating to their formation, administration, performance and accounting. Many of these contracts include express or implied certifications of compliance with applicable laws and contract provisions. We may be subject to claims for civil or criminal fraud for actual or alleged violations of these governmental regulations, requirements or statutes. In addition, we may also be subject to qui tam litigation brought by private individuals on behalf of the government under the federal False Claims Act, which could include claims for treble damages. Further, if we fail to comply with any of these regulations, contracts or requirements, or if we have a substantial number of workplace safety violations, our existing government contracts could be terminated, and we could be suspended from government contracting or subcontracting, including federally funded projects at the state level. Even if we have not violated these regulations, requirements or statutes, allegations of violations or defending qui tam litigation could harm our reputation and require us to incur material costs to defend any such allegations or lawsuits. Due to the significant competition in the marketplace and the level of regulations on state or local government contracts, we could suffer reductions in new projects and see lower revenues and profit margins on those projects, which could have a material adverse effect on the business, operating results and financial condition.

Our public infrastructure business depends on our ability to qualify as an eligible bidder under state or local government contract criteria and to compete successfully against other qualified bidders in order to obtain state or local government contracts.

State and local government agencies conduct rigorous competitive processes for awarding many contracts. Some contracts include multiple award task order contracts in which several contractors are selected as eligible bidders for future work. We will potentially face strong competition and pricing pressures for any additional public infrastructure contract awards from other government agencies, and we may be required to qualify or continue to qualify under various multiple award task order contract criteria. Our inability to qualify as an eligible bidder under state or local government contract criteria could preclude us from competing for certain other government contract awards. In addition, our inability to qualify as an eligible bidder, or to compete successfully when bidding for certain state or local government contracts and to win those contracts, could materially adversely affect our business, operations, revenues and profits.

Our public infrastructure business depends on federal, state and local government spending for public infrastructure construction, and reductions in government funding could adversely affect our results of operations.

For the year ended December 31, 2024, we generated approximately 3% of our revenue from publicly funded construction projects and the sale of construction materials to public customers at the federal, state and local levels. As a result, if publicly funded construction decreases due to reduced federal, state or local funding or otherwise, our financial condition, results of operations and liquidity could be materially adversely affected.

Federal highway bills provide spending authorizations that represent the maximum amounts available for federally funded construction projects. Each year, Congress passes an appropriation act establishing the amount that can be used for particular programs. The annual funding level is generally tied to receipts of highway user taxes placed in the federal Highway Trust Fund. Once Congress passes the annual appropriation, the federal government distributes funds to each state based on formulas or other procedures. States generally must spend these funds on the specific programs outlined in the federal legislation. In recent years, the Highway Trust Fund has faced insolvency as outlays have outpaced revenues, and annual shortfalls have been addressed primarily by short-term measures. In November 2021, the Infrastructure Investment Jobs Act (“IIJA”) was signed into law, which provided additional funding for highways, bridges and airports over a five-year period. In addition, the Inflation Reduction Act passed in August 2022 has provided funding for a variety of infrastructure-related programs. Although these laws provide for funding at historically high levels, the timing, nature and scale of the projects for which these funds under these programs or otherwise will be used remains uncertain given variations in the appropriation processes at the federal and state levels. As a result, we cannot be assured of the existence, timing or amount of future federal highway funding. Federal highway funding is also subject to uncertainties associated with congressional spending as a whole, including the potential impacts of budget deficits, government shutdowns and federal sequestration. Any reduction in federal highway funding, particularly in the amounts allocated to states in which we operate, could have a material adverse effect on our results of operations.

Each state funds its infrastructure spending from specially allocated amounts collected from various state taxes, typically fuel taxes and vehicle fees, as well as from voter-approved bond programs. Shortages in state tax revenues can reduce the amount spent or delay expenditures on state infrastructure projects. Many states have experienced state-level funding pressures caused by lower tax revenues and an inability to finance approved projects. Any reduction in state infrastructure funding in the states in which we operate could have a material adverse effect on our results of operations.

An inability to obtain bonding could limit the aggregate dollar amount of contracts that we are able to pursue for our public infrastructure business.

As is customary in the construction business, we are required to provide bonding to our public infrastructure customers to secure our performance under our contracts. Our ability to obtain bonding primarily depends upon our capitalization, working capital, borrowing capacity under our credit facilities, past performance, management expertise and reputation and certain external factors, including the overall capacity of the credit market. Bonding companies and banks consider such factors in relationship to the amount of our backlog and their underwriting standards, which may change from time to time. Events that adversely affect the financial markets generally may result in bonding becoming more difficult to obtain in the future, or being available only at a significantly greater cost. Our inability to obtain adequate bonding would limit the amount that we can bid on new contracts for our public infrastructure business and could have a material adverse effect on our future revenues and business prospects.

A prolonged government shutdown may adversely affect our public infrastructure business.

We derive a significant portion of our public infrastructure revenue from governmental agencies and programs. A prolonged government shutdown could impact inspections, regulatory review and certifications, grants, approvals, or cause other situations that could result in our incurring substantial labor or other costs without reimbursement under government contracts, or the delay or cancellation of key government programs in which we are involved, all of which could have a material adverse effect on our business and results of operations.

We may not be able to recover on claims or change orders against clients for payment or on claims against subcontractors for performance.

We occasionally present claims or change orders to our clients for additional costs exceeding a contract price or for costs not included in the original contract price. Change orders are modifications of an original contract that effectively change the provisions of the contract without adding new provisions. They generally include changes in specifications or design, facilities, equipment, materials, sites and periods for completion of work. Claims are amounts in excess of the agreed contract price (or amounts not included in the original contract price) that we seek to collect for customer-caused delays, errors in specifications and designs, contract terminations or other causes of unanticipated additional costs. These costs may or may not be recovered until the claim is resolved. In addition, we may have claims against subcontractors for performance or non-performance related issues that resulted in additional costs on a project. In some instances, these claims can be the subject of lengthy legal proceedings, and it is difficult to accurately predict when they will be fully resolved. A failure to promptly document and negotiate a recovery for change orders and claims could have a negative impact on our cash flows and overall ability to recover change orders and claims, which would have a negative impact on our financial condition, results of operations and cash flows.

Most of our contracts can be canceled on short notice.

Our contracts generally have clauses that permit the cancellation of the contract unilaterally and at any time as long as the customer compensates us for the work already completed and for additional contractual costs for cancellation. A cancellation of an unfinished contract could cause our equipment and work crews to be idle for a period of time until other comparable work becomes available, which could have a material adverse effect on our business and results of operations.

Risks Related to Our Management and Workforce

We depend on key management personnel.

Our success depends to a significant degree upon the contributions of certain key management personnel, including, but not limited to, Jeremy Spivey, our founder and Chief Executive Officer, Erik West, the Chief Operating Officer of Cardinal NC, and Mike Rowe, our Chief Financial Officer. Although we have entered into employment agreements with each of these individuals, there is no guarantee that each of these individuals will remain employed by us. Our ability to retain our key management personnel, or to attract suitable replacements should any existing members of our management team leave, is dependent on the competitive nature of the employment market. The loss of services from key management personnel or a limitation in their availability could materially and adversely impact our business, prospects, liquidity, financial condition, and results of operations. Further, such a loss could be negatively perceived in the capital markets. We have not obtained key person life insurance that would provide us with proceeds in the event of the death or disability of any of our key management personnel.

We depend on our ability to hire, train and retain qualified personnel in a competitive industry.

Our ability to attract and retain experienced, reliable and qualified personnel who possess the necessary and required experience and expertise to perform their respective services at a reasonable and competitive rate is a significant factor that enables us to successfully bid for and profitably complete our work. This includes management, project managers, estimators, supervisors, foremen, equipment operators and laborers. Competition for these and other experienced personnel is intense, and it may be difficult to attract and retain qualified individuals with the requisite expertise and within the time frame demanded by our customers. If we do not succeed in retaining our current employees and attracting, developing and retaining new highly skilled employees, our reputation may be harmed and our operations and future earnings may be negatively impacted. In addition, the cost of providing our services, including the extent to which we utilize our workforce, affects our profitability. For example, the uncertainty of contract award timing can present difficulties in matching our workforce size with our contracts. If an expected contract award is delayed or not received, we could incur costs resulting from excess staff or redundancy of facilities that could have a material adverse impact on our business, financial condition and results of operations.

Our results of operations can be adversely affected by labor shortages, turnover and labor cost increases.

Labor is a primary component of operating our business. A number of factors may adversely affect the labor force available to us or increase labor costs from time to time, including high employment levels, federal unemployment subsidies and other government regulations. Although we have not experienced material disruptions due to labor shortages to date, we have observed an overall tightening and increasingly competitive labor market. A sustained labor shortage or increased turnover rates within our employee base could lead to increased costs, such as increased overtime to meet demand and increased wage rates to attract and retain employees, and could negatively affect our ability to complete our construction projects according to the required schedule or otherwise efficiently operate our business. If we are unable to hire and retain employees capable of performing at a high level, or if mitigation measures we may take to respond to a decrease in labor availability, such as overtime and third-party outsourcing, have unintended negative effects, our business could be adversely affected.

Federal, state and local employment-related laws and regulations could increase our cost of doing business and subject us to fines and lawsuits.

Our operations are subject to a variety of federal, state and local employment-related laws and regulations, including, but not limited to, the U.S. Fair Labor Standards Act, which governs such matters as minimum wages, the Family Medical Leave Act, overtime pay, compensable time, recordkeeping and other working conditions, Title VII of the Civil Rights Act, the Employee Retirement Income Security Act, the Americans with Disabilities Act, the National Labor Relations Act, regulations of the Equal Employment Opportunity Commission, regulations of the Office of Civil Rights, regulations of the Department of Labor, regulations of state attorneys general, federal and state wage and hour laws, and a variety of similar laws enacted by the federal and state governments that govern these and other employment-related matters. As our employees are located in a number of states, compliance with these evolving federal, state and local laws and regulations could substantially increase our cost of doing business. In recent years, companies have been subject to lawsuits, including class action lawsuits, alleging violations of federal and state law regarding workplace and employment matters, overtime wage policies, discrimination and similar matters, some of which have resulted in the payment of meaningful damages by the defendants. Similar lawsuits may be threatened or instituted against us from time to time, and we may incur damages and expenses resulting from lawsuits of this type, which could have a material adverse effect on our business, financial condition or results of operations. We are currently subject to employee-related legal proceedings in the ordinary course of business. While we believe that we have adequate reserves for those losses that we believe are probable and can be reasonably estimated, the ultimate results of legal proceedings and claims cannot be predicted with certainty.

We may be subject to unionization, work stoppages, slowdowns or increased labor costs.

Currently, none of our personnel are unionized. If at any time a significant amount of our employees unionized, it could limit the flexibility of the workforce and could result in demands that might increase our operating expenses and adversely affect our profitability. Our inability to negotiate acceptable contracts with unions could result in work stoppages, and any new or extended contracts could result in increased operating costs. Each of our different employee groups could unionize at any time and would require separate collective bargaining agreements. If any group of our employees were to unionize and we were unable to agree on the terms of their collective bargaining agreement or we were to experience widespread employee dissatisfaction, we could be subject to work slowdowns or stoppages. In addition, we may be subject to disruptions by organized labor groups protesting our non-union status. The future or continued occurrence of any of these events would be disruptive to our operations and could have a material adverse effect on our business, operating results and financial condition.

If we are unable to comply with applicable immigration laws, our ability to successfully complete contracts may be negatively impacted.

We rely heavily on immigrant labor. We have taken steps that we believe are sufficient and appropriate to ensure compliance with immigration laws. However, we cannot provide assurance that we have identified, or will identify in the future, all undocumented immigrants who work for us. Our failure to identify undocumented immigrants who work for us may result in fines or other penalties being imposed upon us, which could have a material adverse effect on our results of operations and financial condition.

Our operations are subject to hazards that may cause personal injury or property damage, thereby subjecting us to liabilities and possible losses, which may not be covered by insurance as well as negative reputational impacts relating to health and safety matters.

Our workers are subject to hazards associated with providing construction and related services on construction sites. These operating hazards can cause personal injury, loss of life, damage to or destruction of property, plant and equipment or environmental damage. On most sites, we are responsible for safety and are contractually obligated to implement safety procedures. Our safety record is an important consideration for us and for our customers. If we experience a material increase in the frequency or severity of accidents, our safety record could substantially deteriorate, which may preclude us from bidding on certain work, expose us to potential lawsuits or cause customers to cancel existing contracts.

We maintain general liability and excess liability insurance, workers’ compensation insurance, auto insurance and other types of insurance all in amounts consistent with our risk of loss and infrastructure industry practice, but this insurance may not be adequate to cover all losses or liabilities that we may incur in our operations. Insurance liabilities are difficult to assess and quantify due to unknown factors, including the severity of an injury, the determination of our liability in proportion to other parties, the number of incidents not reported and the effectiveness of our safety program. If we were to experience insurance claims or costs above our estimates, we might be required to use working capital to satisfy these claims rather than to maintain or expand our operations. To the extent that we experience a material increase in the frequency or severity of accidents or workers’ compensation and health claims, or unfavorable developments on existing claims, our results of operations and financial condition could be materially and adversely affected.

Any failure in health and safety performance may result in penalties or a suspension or cessation of our operations for non-compliance with relevant regulatory requirements or litigation, and a failure that results in a major or significant health and safety incident is likely to be costly in terms of potential liabilities incurred as a result. Such a failure could generate significant negative publicity and have a corresponding impact on our reputation and our relationships with relevant regulatory agencies, governmental authorities, and local communities, which in turn could have a material adverse effect on our business, prospects, liquidity, financial condition, and results of operations.

Risks Related to Regulatory Matters

Environmental, health and safety and other regulatory matters, including those relating to climate change, could adversely affect our ability to conduct our business and could require expenditures that could have a material adverse effect on our results of operations and financial condition.    In addition, future regulations, or more stringent enforcement of existing regulations, could increase those costs and liabilities, which could adversely affect our financial position and results of operations.

Our operations are subject to various complex and frequently changing environmental laws and regulations at the federal, state, and local level relating to the management, disposal and remediation of hazardous substances; the investigation and cleanup of contaminated sites; the emission and discharge of pollutants into the air and water; the generation, storage, handling, treatment and disposal of waste materials; and laws and regulations related to human health and safety. We could be held liable for contamination created not only from our own activities but also from the historical activities of others on our project sites or on properties that we acquire or lease on a strict, joint and several basis. Our operations are also subject to laws and regulations relating to workplace safety and worker health, which, among other things, regulate employee exposure to hazardous substances. Violations of environmental, health and safety laws and regulations could subject us to substantial fines and penalties, cleanup costs, third party property damage or personal injury claims, natural resource damages claims, the issuance of orders enjoining our operations and administrative, civil and criminal liability. We may incur liabilities that may not be covered by insurance policies, or, if covered, the financial amount of such liabilities may exceed our policy limits or fall within applicable deductible or retention limits. A partially or completely uninsured claim, if successful and of significant magnitude, could cause us to suffer a significant loss and reduce cash available for our operations. We are required to invest financial and managerial resources to comply with such laws and regulations, and believe that we will continue to be required to do so in the future.

In addition, growing concerns about climate change and other environmental issues could result in the imposition of additional environmental regulations, and various governmental authorities have considered and are continuing to consider the adoption of regulatory strategies and controls designed to reduce the emission of greenhouse gases resulting from regulated activities. Adoptions of such legislation or restrictions, or other environmental regulation in areas where we conduct our business, could increase the costs of projects for us and our customers, cause delays or, in some cases, prevent a project from going forward, thereby potentially reducing the need for our services, which could in turn have a material adverse effect on our operations and financial condition.

Upon entering office, the current U.S. presidential administration issued a series of executive orders that signaled a significant shift in the United States’ environmental and climate change policy. Among other directives, such executive orders: (i) rescind pre-existing executive actions meant to address climate change, including withdrawal of the U.S. from the Paris Agreement and other climate change-focused international initiatives; (ii) mandate review of existing regulations that may burden domestic energy development and other infrastructure projects; and (iii) pause disbursement of funds appropriated through the Inflation Reduction Act of 2022 and Infrastructure Investment and Jobs Act, including funds intended to support certain community infrastructure projects and programs. The administration has since proposed or promulgated a variety of regulatory initiatives, other executive actions and legislative proposals intended to further these and other policy priorities. The long-term impact of such actions, and any future actions taken during the current administration, on our and our customers’ operations or the demand for our services, if any, is difficult to predict at this time.

Additionally, we may not be able to comply with new or amended laws and regulations that are adopted, and any new or amended laws and regulations could have a material adverse effect on our operating results by requiring us to modify our operations or equipment or shut down our facilities. Additionally, our customers may not be able to comply with any new or amended laws and regulations, which could cause our customers to curtail or cease operations. Generally, environmental laws and regulations have become, and enforcement practices and compliance standards have become, increasingly stringent. Moreover, we cannot predict the nature, scope or effect of legislation or regulatory requirements that could be imposed, or how existing or future laws or regulations will be administered or interpreted, with respect to products or activities to which they have not been previously applied. Compliance with more stringent laws or regulations, as well as more vigorous enforcement policies of the regulatory agencies, could increase our compliance costs. Compliance with new regulations could require us to make substantial expenditures for, among other things, pollution control systems and other equipment that we do not currently possess, or the acquisition or modification of permits applicable to our activities. In addition, more stringent regulation of our customers’ operations with respect to the protection of the environment, health and safety could also adversely affect their operations and reduce demand for our services.

We are required to obtain, maintain and comply with government permits, licenses and approvals, and failure to obtain, maintain, and comply with such permits, licenses and approvals could adversely affect our or our customers’ operations.

We are required, and our customers are required, to obtain, maintain and comply with numerous federal, state and local government permits, licenses and approvals. Any of these permits, licenses or approvals may be subject to denial, revocation or modification under various circumstances. Failure to obtain or maintain such approvals or to comply with the conditions of permits, licenses or approvals may adversely affect our operations by, for instance, temporarily suspending our activities or curtailing our work and may subject us to fines, penalties, injunctive relief and other sanctions. Although existing permits and licenses are routinely renewed by various regulators, renewal could be denied or jeopardized by various factors, including:

•        failure to provide adequate financial assurance for closure;

•        failure to comply with environmental, health and safety laws and regulations or permit conditions;

•        local community, political or other opposition;

•        executive action; and

•        legislative action.

In addition, if new environmental legislation or regulations are enacted or implemented, or existing laws or regulations are amended or are interpreted or enforced differently, we may be required to obtain additional operating permits, licenses or approvals. Our inability to obtain, or to comply with, the permits, licenses and approvals required for our businesses, or our customers’ projects on which we work, could have a material adverse effect on us.

Furthermore, the regulatory permitting process for various projects requires significant investments of time and money by our customers and sometimes by us. There are no assurances that we or our customers will obtain the necessary permits for these projects. Applications for permits to operate newly constructed facilities such as our planned asphalt facilities, including air emissions permits, may be opposed by government entities, individuals or environmental groups, resulting in delays and possible non-issuance of the permits.

Recent and potential changes in U.S. trade policies and retaliatory responses from other countries may significantly increase the costs or limit supplies of materials and products used in our construction projects involving concrete.

In the recent past, the federal government imposed new or increased tariffs or duties on an array of imported materials and goods used in connection with our construction business, including steel and lumber, which raised our costs for these items (or products made with them). Foreign governments, including China, Canada and Mexico, and trading blocs, such as the European Union, have responded by imposing or increasing tariffs, duties and/or trade restrictions on U.S. goods, and are reportedly considering other measures. Any trading conflicts and related escalating governmental actions that result in additional tariffs, duties and/or trade restrictions could increase our costs further, cause disruptions or shortages in our supply chains and/or negatively impact the U.S., regional or local economies, and, individually or in the aggregate, materially and adversely affect our business and result of operations.

Tax matters, including changes in corporate tax laws and disagreements with taxing authorities, could impact our results of operations and financial condition.

We conduct business across the United States and file income taxes in the federal and various state jurisdictions. Significant judgment is required in our accounting for income taxes. In the ordinary course of our business, there are transactions and calculations in which the ultimate tax determination is uncertain. Changes in tax laws and regulations, in addition to changes and conflicts in related interpretations and other tax guidance, could materially impact our provision for income taxes, deferred tax assets and liabilities, and liabilities for uncertain tax positions. New income or other tax laws or regulations could be enacted at any time, which could adversely affect our business operations and financial performance.

Issues relating to tax audits or examinations and any related interest or penalties and uncertainty in obtaining deductions or credits claimed in various jurisdictions could also impact the accounting for income taxes. Our results of operations are reported based on our determination of the amount of taxes we owe in various tax jurisdictions, and our provision for income taxes and tax liabilities are subject to review or examination by taxing authorities in applicable tax jurisdictions. An adverse outcome of such a review or examination could adversely affect our operating results and financial condition. Further, the results of tax examinations and audits could have a negative impact on our financial results and cash flows where the results differ from the liabilities recorded in our financial statements.

Our business is subject to complex and evolving laws and regulations regarding data privacy and cybersecurity.

As part of our normal business activities, we collect, use, store, and otherwise process certain personal information, including personal information specific to employees, vendors, and suppliers. We may transfer some of this personal information to third parties who assist us with certain aspects of our business for limited purposes under appropriate contractual arrangements.

The regulatory environment surrounding data privacy and cybersecurity is constantly evolving and can be subject to significant change. Laws and regulations governing data privacy, cybersecurity, and the unauthorized disclosure of personal information pose increasingly complex compliance challenges, including the potential for inconsistent interpretation, and the implementation and maintenance of compliance measures may potentially elevate our costs.

While we have taken commercially reasonable steps to comply with applicable data privacy and cybersecurity laws and regulations, these laws and regulations are in some cases relatively new and the interpretation and application of these laws and regulations are uncertain. Thus, there can be no assurance that our efforts will be deemed effective by regulatory bodies. Any failure, or perceived failure, by us to comply with applicable data privacy and cybersecurity laws and regulations could result in proceedings or actions against us by governmental entities or others, subject us to significant fines, penalties, judgments, and negative publicity, require us to change our business practices, increase the costs and complexity of compliance, and adversely affect our business. As noted above, we are also subject to the possibility of information system failures, cybersecurity incidents or attacks, or other security breaches, which themselves may result in a violation of these laws and regulations. Additionally, if we acquire a company that has violated or is not in compliance with applicable data privacy and cybersecurity laws and regulations, we may incur significant liabilities and penalties as a result.

Risks Related to Our Acquisition Strategy

Our strategy, which includes expanding into adjacent markets, may not be successful.

We intend to continue to pursue growth through the acquisition of companies or assets that will enable us to broaden the types of projects we execute and also expand into new markets. We have completed several acquisitions and plan to consider additional acquisitions in the future. While we continuously evaluate potential acquisitions, as of the date of this prospectus we have not entered into any agreement or arrangement with respect to any particular acquisition other than those previous acquisitions described in this prospectus. Furthermore, there can be no assurance that we will be able to complete any future acquisitions on favorable terms or at all. The investigation of acquisition candidates and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments require substantial management time and attention and costs for accountants, attorneys and others. If we fail to complete any acquisition for any reason, including events beyond our control, the costs incurred up to that point for the proposed acquisition likely would not be recoverable.

Acquisitions typically require integration of the acquired company’s estimation, project management, finance, information technology, risk management, purchasing and fleet management functions. We may be unable to successfully integrate an acquired business into our existing business, and an acquired business may not be as profitable as we had expected or at all. Acquisitions involve risks that the acquired business will not perform as expected and that our expectations concerning the value, strengths and weaknesses of the acquired business will prove incorrect. Our inability to successfully integrate new businesses in a timely and orderly manner could increase costs, reduce profits or generate losses and prevent us from realizing expected rates of return on an acquired business.

Moreover, an acquisition involves certain risks, including:

•        difficulties in the integration of operations, systems, policies and procedures;

•        enhancements in controls and procedures including those necessary for a public company may make it more difficult to integrate operations and systems;

•        failure to implement proper overall business controls, including those required to support our growth, resulting in inconsistent operating and financial practices at companies we acquire or have acquired;

•        termination of relationships with the key personnel and customers of an acquired company;

•        additional financial and accounting challenges and complexities in areas such as tax planning, treasury management, financial reporting and internal controls;

•        the incurrence of environmental and other liabilities, including liabilities arising from the operation of an acquired business or asset prior to our acquisition for which we are not indemnified or for which the indemnity is inadequate; and

•        insufficient management attention to our ongoing business.

In addition, potential acquisition targets may be in states in which we do not currently operate. Acquisitions in a new geographic region could result in unforeseen operating challenges and difficulties in coordinating geographically dispersed operations, personnel and facilities and subject us to unfamiliar legal requirements.

We cannot guarantee that we will achieve synergies and cost savings in connection with recent and future acquisitions. Many of the businesses that we previously acquired, and businesses that we may acquire in the future, could have unaudited financial statements that are prepared by management and are not independently reviewed or audited, and such financial statements could be materially different if they were independently reviewed or audited. We cannot guarantee that we will continue to acquire businesses at valuations consistent with our prior acquisitions or that we will complete future acquisitions at all. We also cannot know whether there will be attractive acquisition opportunities at reasonable prices, that financing will be available or that we can successfully integrate acquired businesses into our existing operations. In addition, our results of operations from these acquisitions could, in the future, result in impairment charges for any of our intangible assets, including goodwill or other long-lived assets, particularly if economic conditions worsen unexpectedly.

We cannot make any assurances that our growth or expansion strategies will be successful, and we may incur a variety of costs to engage in such strategies, including through targeted acquisitions, and the anticipated benefits may never be realized.

We have expanded our business through selected investments and by capturing market-share within our existing markets and in new geographic markets. We intend to grow our operations in existing markets and to strategically expand into new markets or pursue opportunistic purchases of other homebuilders on attractive terms, as such opportunities arise. We may be unable to achieve the anticipated benefits of any such growth or expansion, including through targeted acquisitions or through efficiencies that we may be unable to achieve, the anticipated benefits may take longer to realize than expected, or we may incur greater costs than expected in attempting to achieve the anticipated benefits. In such cases, we will likely need to employ additional personnel or trade partners that are knowledgeable about such markets. There can be no assurance that we will be able to recruit, develop, or retain the necessary personnel or trade partners to successfully implement a disciplined management process and culture with local management, that our expansion operations will be successful, or that we will be able to successfully integrate any acquired homebuilder. This could disrupt our ongoing operations and divert management resources that would otherwise focus on developing our existing business.

We can give no assurance that we will be able to successfully identify, acquire, or implement these new strategies in the future. Accordingly, any such expansion, including through acquisitions, could expose us to significant risks beyond those associated with operating our existing business and may adversely affect our business, prospects, liquidity, financial condition, and results of operations.

Risks Related to Our Financial Results, Financing and Liquidity

Our use of over time revenue recognition (formerly known as percentage-of-completion method) accounting related to our projects could result in a reduction or elimination of previously reported revenue and profits.

As is more fully discussed under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Estimates,” a significant portion of our contract revenue is recognized over time. This method is used because management believes costs incurred best represent the amount of work completed and remaining on our projects and is the most common basis for computing percentage of completion in our industry. Under this method, estimated contract revenue is recognized by applying the cost-to-cost measure of progress for the period (based on the ratio of costs incurred to total estimated costs of a contract) to the total estimated revenue for the contract. Contract estimates are based on various assumptions to project the outcome of future events that often span several years. These assumptions include labor productivity and availability, the complexity of the work to be performed, the cost and availability of materials and the performance of subcontractors. Changes in job performance, job conditions and estimated profitability, including those changes arising from contract penalty provisions and final contract settlements, may result in revisions to costs and income and are recognized in the period in which the revisions are determined. These adjustments could result in both increases and decreases in profit margins or losses. Actual results could differ from estimated amounts and could result in a reduction or elimination of previously recognized earnings. In certain circumstances, it is possible that such adjustments could be significant and could have an adverse effect on our business. To the extent that these adjustments result in an increase, a reduction or an elimination of previously reported contract profit, we recognize a credit or a charge against current earnings, which could be material.

Our backlog may not be realized or may not result in profits and may not accurately represent future revenue.

Backlog at September 30, 2025 totaled $646 million. Backlog develops as a result of new awards, which represent the potential revenue value realizable pursuant to new project commitments received by us during a given period. Backlog is measured and defined differently by companies within our industry. We refer to “Backlog” as the unearned revenue we expect to earn in future periods on our executed contracts. As the construction on our projects progresses, we increase or decrease Backlog to take into account newly signed contracts, revenue earned during the period and our estimates of the effects of changes in estimated quantities, changed conditions, change orders and other variations from previously anticipated contract revenues, including completion penalties and incentives. In the event of a project cancellation, termination or scope adjustment, we typically have no contractual right to the total revenues reflected in our backlog. The timing of contract awards, duration of large new contracts and the mix of services, subcontracted work and material in our contracts can significantly affect backlog reporting. We cannot guarantee that the revenue projected in our Backlog will be realized, or if realized, will result in earnings. Given these factors, our Backlog at any point in time may not accurately represent the revenue that we expect to realize during any period, and our Backlog as of the end of a fiscal year may not be indicative of the revenue we expect to earn in the following fiscal year. Inability to realize revenue from our Backlog could have an adverse effect on our business.

We may need to raise additional capital in the future for working capital, capital expenditures and/or acquisitions, and we may not be able to do so on favorable terms or at all, which would impair our ability to operate our business or achieve our growth objectives.

Our ability to obtain additional financing in the future will depend in part upon prevailing credit and equity market conditions, as well as the condition of our business and our operating results; such factors may adversely affect our efforts to arrange additional financing on terms satisfactory to us and makes us more vulnerable to adverse economic and competitive conditions.

If adequate funds are not available, or are not available on acceptable terms, we may not be able to make future investments, take advantage of acquisitions or other opportunities, or respond to competitive challenges.

To service our indebtedness and to fund working capital, we will require a significant amount of cash. Our ability to generate cash depends on many factors that are beyond our control, including the fact that adverse capital and credit market conditions may affect our ability to meet liquidity needs, access to capital and cost of capital.

Our ability to generate cash is subject to our operational performance, as well as general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We may be unable to expand our credit capacity, which could adversely affect our operations and business. Earnings from our operations and our working capital requirements can vary from period to period, based primarily on the mix of our projects underway and the percentage of project work completed during the period. Capital expenditures may also vary significantly from period to period. We cannot provide assurance that our business will generate sufficient cash flow from operations or asset sales or that we can obtain future borrowing capacity in an amount sufficient to enable us to pay our indebtedness, to fund working capital requirements or to fund our other liquidity needs. Without sufficient liquidity, we will be forced to curtail our operations, and our business will suffer.

In the event we cannot generate enough cash to satisfy our liquidity needs, we may have to seek additional financing. The availability of additional financing will depend on a variety of factors such as market conditions, the general availability of credit, the volume of trading activities, our credit ratings and credit capacity, as well as the possibility that customers or lenders could develop a negative perception of our long- or short-term financial prospects if the level of our business activity decreased due to a market downturn. The domestic and worldwide capital and credit markets may experience significant volatility, disruptions and dislocations with respect to price and credit availability. Should we need additional funds or to refinance our existing indebtedness, we may not be able to obtain such additional funds. If internal sources of liquidity prove to be insufficient, we may not be able to successfully obtain additional financing on favorable terms, or at all.

We must manage our liquidity carefully to fund our working capital.

The need for working capital for our business varies due to fluctuations in the following amounts, among other factors:

•        receivables;

•        contract retentions;

•        contract assets;

•        contract liabilities;

•        the size and status of contract mobilization payments and progress billings; and

•        the amounts owed to suppliers and subcontractors.

We may have limited cash on hand and the timing of payments on our contract receivables is difficult to predict. If the timing of payments on our receivables is delayed or the amount of such payments is less than expected, our liquidity and ability to fund working capital could be materially and adversely affected.

Failure to maintain adequate financial and management processes and internal controls could lead to errors in reporting our financial results.

The accuracy of our financial reporting is dependent on the effectiveness of our internal controls. We are required to provide a report from management to our stockholders on our internal control over financial reporting that includes an assessment of the effectiveness of these controls. Internal control over financial reporting has inherent limitations, including human error, the possibility that controls could be circumvented or become inadequate because of changed conditions, resource challenges and fraud. Because of these inherent limitations, internal control over financial reporting might not prevent or detect all misstatements or fraud. If we fail to maintain the adequacy of our internal controls, including any failure to implement required new or improved controls, otherwise fail to prevent financial reporting misstatements, or if we experience difficulties in implementing internal controls, our business and operating results could be harmed, and we could fail to meet our financial reporting obligations.

In connection with the preparation of the financial statements, a material weakness in Cardinal Historical’s internal controls over financial reporting was identified and, if our remediation is not effective, or if we fail to maintain an effective system of internal controls over financial reporting in the future, we may not be accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence and profitability.

We have identified a material weakness in Cardinal Historical’s internal controls over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal controls over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified was related to IT general controls, segregation of duties and ineffective controls over the review of estimates to complete for construction contracts. Remediation steps are being taken to improve Cardinal Historical’s internal controls over financial reporting to address the underlying causes, including designing and implementing increased controls along with increased oversight and review of controls.

While we believe that these efforts will improve Cardinal Historical’s internal controls over financial reporting, the implementation of these measures is ongoing and will require validation and testing of the design and operating effectiveness of internal controls over a sustained period of financial reporting cycles. If the steps we take do not remediate the material weaknesses in a timely manner, there could continue to be a reasonable possibility that these control deficiencies or others could result in a material misstatement of our annual or interim financial statements that would not be prevented or detected on a timely basis. If we are unable to successfully remediate our existing or any future material weakness, the accuracy of our financial reporting may be adversely affected, which could cause investors to lose confidence in our financial reporting and our share price, and profitability may decline as a result.

Changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our results of operations and financial condition.

We are subject to taxation by U.S. federal, state, and local tax authorities. Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

•        allocation of expenses to and among different jurisdictions;

•        changes to our assessment about our ability to realize, or in the valuation of, our deferred tax assets that are based on estimates of our future results, the prudence and feasibility of possible tax planning strategies, and the economic and political environments in which we do business;

•        expected timing and amount of the release of any tax valuation allowances;

•        tax effects of stock-based compensation;

•        costs related to intercompany restructurings;

•        changes in tax laws, regulations, or interpretations thereof;

•        the outcome of current and future tax audits, examinations, or administrative appeals;

•        lower than anticipated future earnings in jurisdictions where we have lower statutory tax rates and higher than anticipated future earnings in jurisdictions where we have higher statutory tax rates; and

•        limitations or adverse findings regarding our ability to do business in some jurisdictions.

Any changes in U.S. taxation may increase our effective tax rate and harm our business, financial condition, and results of operations. In particular, new income or other tax laws or regulations could be enacted at any time, which could adversely affect our business operations and financial performance. Further, existing tax laws and regulations could be interpreted, modified, or applied adversely to us.

Our current financing arrangements contain, and our future financing arrangements likely will contain, restrictive covenants.

Our current financing arrangements (including the New Credit Facility) contain, and the financing arrangements we enter in the future likely will contain, covenants (financial and otherwise) affecting our ability to incur additional debt, make certain investments, reduce liquidity below certain levels, make distributions to our stockholders, and otherwise affect our operating policies. The restrictions contained in our financing arrangements could also limit our ability to plan for or react to market conditions, meet capital needs, make acquisitions, or otherwise restrict our activities or business plans.

If we fail to meet or satisfy any of these covenants in our debt agreements, we would be in default under these agreements, and our lenders could elect to declare outstanding amounts due and payable, terminate their commitments, require the posting of additional collateral, or enforce their respective interests against existing collateral. A default also could significantly limit our financing alternatives, which could cause us to curtail our investment activities and/or dispose of assets when we otherwise would not choose to do so. If we default on several of our debt agreements or any single significant debt agreement, it could have a material adverse effect on our business, prospects, liquidity, financial condition, and results of operations.

We expect to use leverage in executing our business strategy, which may adversely affect the return on our assets.

We may incur a substantial amount of debt in the future. Our existing indebtedness is recourse to us, and we anticipate that future indebtedness will likewise be recourse. As of November 21, 2025, we had $144.3 million of borrowings outstanding under the New Credit Facility bearing interest at the rate of 6.4%. Our board of directors will consider several factors when evaluating our level of indebtedness and when making decisions regarding the incurrence of new indebtedness, including the purchase price of assets to be acquired with debt financing, the estimated market value of our assets, and the ability of particular assets, and us as a whole, to generate cash flow to cover the expected debt service. Our governing corporate documents do not contain a limitation on the amount of debt we may incur, and our board of directors may change our target debt levels at any time without the approval of our stockholders.

Incurring a substantial amount of debt could have important consequences for our business, including:

•        making it more difficult for us to satisfy our obligations with respect to our debt or to our trade or other creditors;

•        increasing our vulnerability to adverse economic or industry conditions;

•        limiting our ability to obtain additional financing to fund capital expenditures and acquisitions, particularly when the availability of financing in the capital markets is limited;

•        requiring a substantial portion of our cash flows from operations and the proceeds from this offering for the payment of interest on our debt and reducing our ability to use our cash flows and the proceeds from this offering to fund working capital, capital expenditures, acquisitions, and general corporate requirements;

•        limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and

•        placing us at a competitive disadvantage to less leveraged competitors.

We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us through capital markets financings or under our credit facilities or otherwise in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness, on or before its maturity. We cannot assure you that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all. In addition, we may incur additional indebtedness to finance our operations or to repay existing indebtedness. If we cannot service our indebtedness, we may have to take actions such as selling assets, seeking additional debt or equity, financing, or reducing or delaying capital expenditures, strategic acquisitions, investments, and alliances. We cannot assure you that any such actions, if necessary, could be effected on commercially reasonable terms or at all, or on terms that would be advantageous to our stockholders or on terms that would not require us to breach the terms and conditions of our existing or future debt agreements.

Risks Related to Our Organizational Structure

Our principal asset after the completion of this offering will be our interest in Cardinal, and, as a result, we will depend on distributions from Cardinal to pay our taxes and expenses, including payments under the Tax Receivable Agreement. Cardinal’s ability to make such distributions may be subject to various limitations and restrictions.

Upon the consummation of this offering and the Transactions, we will be a holding company and will have no material assets other than our ownership of LLC Units. As such, we will have no independent means of generating revenue or cash flow, and our ability to pay our taxes and operating expenses or declare and pay dividends in the future, if any, will be dependent upon the financial results and cash flows of Cardinal and distributions we receive from Cardinal. There can be no assurance that Cardinal will generate sufficient cash flow to distribute funds to us or that applicable state law and contractual restrictions, including negative covenants in any applicable debt instruments, will permit such distributions. Cardinal is currently subject to debt instruments or other agreements that restrict its ability to make distributions to us, which may in turn affect Cardinal’s ability to pay distributions to us and thereby adversely affect our cash flows.

Cardinal will continue to be treated as a partnership for U.S. federal income tax purposes and, as such, generally will not be subject to any entity-level U.S. federal income tax. Instead, any taxable income of Cardinal will be allocated to holders of LLC Units, including us. Accordingly, we will incur income taxes on our allocable share of any net taxable income of Cardinal. Under the terms of the Cardinal Operating Agreement, Cardinal is obligated, subject to various limitations and restrictions, including with respect to our debt agreements, to make tax distributions to holders of LLC Units, including us. In addition to tax expenses, we will also incur expenses related to our operations, including payments under the Tax Receivable Agreement, which we expect will be significant. See “Certain Relationships and Related Party Transactions — Tax Receivable Agreement.” We intend, as its managing member, to cause Cardinal to make (i) pro rata tax distributions in cash to the holders of LLC Units (including us) in an amount at least sufficient to fund all or part of their tax obligations in respect of taxable income allocated to them, as well as our obligations to make payments under the Tax Receivable Agreement (such pro rata distributions to the Continuing Equity Holders to be exclusive of the right of such Continuing Equity Holders to receive payments pursuant to the Tax Receivable Agreement) and (ii) non-pro rata payments to us to reimburse us for our operating expenses (such expenses not to include obligations under the Tax Receivable Agreement). However, Cardinal’s ability to make such distributions may be subject to various limitations and restrictions, such as restrictions on distributions that would either violate any contract or agreement to which Cardinal is then a party, including debt agreements, or any applicable law, or that would have the effect of rendering Cardinal insolvent. If we do not have sufficient funds to pay tax or other liabilities, or to fund our operations (including, if applicable, because of an acceleration of our obligations under the Tax Receivable Agreement), we may have to borrow funds, which could materially and adversely affect our liquidity and financial condition, and subject us to various restrictions imposed by any lenders of such funds. To the extent we are unable to make timely payments under the Tax Receivable Agreement for any reason, such payments generally will be deferred and will accrue interest until paid; provided, however, that nonpayment for a specified period may constitute a material breach of a material obligation under the Tax Receivable Agreement resulting in the acceleration of payments due under the Tax Receivable Agreement. See “Certain Relationships and Related Party Transactions — Tax Receivable Agreement” and “Certain Relationships and Related Party Transactions — Cardinal Operating Agreement.” In addition, if Cardinal does not have sufficient funds to make distributions, our ability to declare and pay cash dividends will also be restricted or impaired, although we do not anticipate declaring or paying any cash dividends on our Class A Common Stock in the foreseeable future. See “— Risks Related to This Offering and Ownership of our Class A Common Stock” and “Dividend Policy.”

As mentioned above, under the Cardinal Operating Agreement, we intend to cause Cardinal, from time to time, to make pro rata distributions in cash to the holders of LLC Units (including us) in amounts sufficient to cover the taxes imposed on their allocable share of taxable income of Cardinal (such pro rata distributions to the Continuing Equity Holders to be exclusive of the right of such Continuing Equity Holders to receive payments pursuant to the Tax Receivable Agreement). As a result of (i) potential differences in the amount of net taxable income allocable to us and to the other holders of LLC Units, (ii) the lower tax rate applicable to corporations as opposed to individuals, and (iii) certain tax benefits covered by, and payments under, the Tax Receivable Agreement, these tax distributions may be in amounts that exceed our tax liabilities. Our board of directors will determine the appropriate uses for any excess cash so accumulated, which may include, among other uses, the payment of obligations under the Tax Receivable Agreement and the payment of other expenses. We will have no obligation to distribute such cash (or other available cash) to our stockholders. No adjustments to the exchange ratio for LLC Units and corresponding shares of Class A Common Stock will be made as a result of any cash dividend or distribution by us or any retention of cash by us. As a result, the holders of LLC Units (other than us) may benefit from any value attributable to such cash balances if they acquire shares of Class A Common Stock in exchange for their LLC Units, notwithstanding that such holders may have participated previously as holders of LLC Units in distributions that resulted in such excess cash balances to us. See “Description of Capital Stock.” To the extent we do not distribute such excess cash as dividends on our Class A Common Stock we may take other actions with respect to such excess cash, for example, holding such excess cash, or lending or contributing it (or a portion thereof) to Cardinal, which may result in shares of our Class A Common Stock increasing in value relative to the value of LLC Units. Following a contribution of such excess cash to Cardinal we may make an adjustment to the outstanding number of LLC Units held by holders of LLC Units (other than us).

The Tax Receivable Agreement with the Continuing Equity Holders requires us to make cash payments to them in respect of certain tax benefits to which we may become entitled, and we expect that such payments will be substantial.

In connection with this offering, we entered into the Tax Receivable Agreement with Cardinal and each of the Continuing Equity Holders. Under the Tax Receivable Agreement, we will be required to make cash payments to the Continuing Equity Holders equal to 85% of the tax benefits, if any, that we actually realize, or in certain circumstances are deemed to realize, as a result of (i) Basis Adjustments and (ii) certain tax benefits (such as interest deductions) arising from payments under the Tax Receivable Agreement. We will be required to make such payments to the Continuing Equity Holders even if all of the Continuing Equity Holders were to exchange or have had redeemed their remaining LLC Units.

The payment obligation is an obligation of Cardinal Group and not of Cardinal. We expect that the amount of the cash payments we will be required to make under the Tax Receivable Agreement will be substantial. Any payments made by us to the Continuing Equity Holders under the Tax Receivable Agreement will not be available for reinvestment in our business and will generally reduce the amount of overall cash flow that might have otherwise been available to us. To the extent that we are unable to make timely payments under the Tax Receivable Agreement for any reason, the unpaid amounts will be deferred and will accrue interest until paid by us; provided, however, that nonpayment for a specified period may constitute a material breach of a material obligation under the Tax Receivable Agreement resulting in the acceleration of payments due under the Tax Receivable Agreement. See “Certain Relationships and Related Party

Transactions — Tax Receivable Agreement” and “Certain Relationships and Related Party Transactions — Cardinal Operating Agreement.” Payments under the Tax Receivable Agreement are not conditioned upon continued ownership of Cardinal by the exchanging Continuing Equity Holders. Furthermore, if we experience a Change of Control (as defined under the Tax Receivable Agreement), which includes certain mergers, asset sales, and other forms of business combinations, we would be obligated to make an immediate payment, and such payment may be significantly in advance of, and may materially exceed, the actual realization, if any, of the future tax benefits to which the payment relates. This payment obligation could (i) make us a less attractive target for an acquisition, particularly in the case of an acquirer that cannot use some or all of the tax benefits that are the subject of the Tax Receivable Agreement and (ii) result in holders of our Class A Common Stock receiving substantially less consideration in connection with a Change of Control transaction than they would receive in the absence of such obligation. Accordingly, the Continuing Equity Holders’ interests may conflict with those of the holders of our Class A Common Stock.

Assuming no material changes in the relevant tax laws and that we earn sufficient taxable income to realize all tax benefits that are subject to the Tax Receivable Agreement, we expect that the tax savings associated with the purchase of LLC Units in connection with this offering, together with future redemptions or exchanges of all remaining LLC Units owned by the Continuing Equity Holders pursuant to the Cardinal Operating Agreement as described above, would aggregate to approximately $184.8 million over 16 years from the date of this offering based on the initial public offering price of $21.00 per share of our Class A Common Stock, and assuming all redemptions or exchanges would occur immediately after the initial public offering, which is assumed to occur on September 30, 2025 for purposes of the information presented in this prospectus. Under such scenario, assuming future payments are made on the date each relevant tax return is due, without extensions, we would be required to pay approximately 85% of such amount, or approximately $157.1 million, over the 16 year period from the date of this offering. The actual Basis Adjustments and the actual utilization of any resulting tax benefits, as well as the amount and timing of any payments under the Tax Receivable Agreement, will vary depending upon a number of factors including: the timing of redemptions by the Continuing Equity Holders; the price of shares of our Class A Common Stock at the time of the exchange; the extent to which such exchanges are taxable; the amount of gain recognized by such Continuing Equity Holders; the amount and timing of the taxable income allocated to us or otherwise generated by us in the future; the portion of our payments under the Tax Receivable Agreement constituting imputed interest; and the federal and state tax rates then applicable.

Our organizational structure, including the Tax Receivable Agreement, confers certain benefits upon the Continuing Equity Holders that will not benefit holders of our Class A Common Stock to the same extent that it will benefit the Continuing Equity Holders.

Our organizational structure, including the Tax Receivable Agreement, confers certain benefits upon the Continuing Equity Holders that will not benefit the holders of our Class A Common Stock to the same extent that it will benefit the Continuing Equity Holders. We entered into the Tax Receivable Agreement with Cardinal and the Continuing Equity Holders in connection with this offering and the Transactions, which provides for the payment by us to the Continuing Equity Holders of 85% of the amount of tax benefits, if any, that we actually realize, or in some circumstances are deemed to realize, as a result of (i) Basis Adjustments and (ii) certain tax benefits (such as interest deductions) arising from payments under the Tax Receivable Agreement. See “Certain Relationships and Related Party Transactions — Tax Receivable Agreement.” Although we will retain 15% of the amount of such tax benefits, this and other aspects of our organizational structure may adversely impact the future trading market for our Class A Common Stock.

In certain cases, payments under the Tax Receivable Agreement to the Continuing Equity Holders may be accelerated or significantly exceed any actual benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreement.

The Tax Receivable Agreement will generally apply to each of our taxable years, beginning with the first taxable year ending after the consummation of the Transactions. There is no maximum term for the Tax Receivable Agreement. However, the Tax Receivable Agreement provides that if (i) we materially breach any of our material obligations under the Tax Receivable Agreement, (ii) certain mergers, asset sales, other forms of business combinations or other changes of control occur after the consummation of this offering, or (iii) we elect an early termination of the Tax Receivable Agreement, then our obligations, or our successor’s obligations, under the Tax Receivable Agreement to make payments will be determined based on certain assumptions, including an assumption that we will have sufficient taxable income to fully utilize all potential future tax benefits that are subject to the Tax Receivable Agreement.

As a result of the foregoing, we would be required to make an immediate cash payment equal to the present value of the anticipated future tax benefits that are the subject of the Tax Receivable Agreement, based on certain assumptions, which payment may be made significantly in advance of the actual realization, if any, of such future tax benefits. Such cash payment to the Continuing Equity Holders could be greater than the specified percentage of any actual benefits we ultimately realize in respect of the tax benefits that are subject to the Tax Receivable Agreement. In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring, or preventing certain mergers, asset sales, other forms of business combinations or other changes of control. For example, should we elect to terminate the Tax Receivable Agreement immediately following this offering, assuming no material changes in the relevant tax laws or tax rates and that we earn sufficient taxable income to realize all tax potential benefits that are subject to the Tax Receivable Agreement, we estimate that the aggregate of termination payments would be approximately $104.6 million based on the initial public offering price of $21.00 per share of our Class A Common Stock, and assuming the relevant interest rate were to be 4.95% (SOFR plus 100 basis points) based on management’s preliminary assumptions. A 100 basis point reduction in the discount rate would result in the tax benefit payments liability of approximately $113.0 million. The Company will reassess the tax benefit payments liability at each reporting period based on updated exchange activity and tax benefit realization. The contractual Early Termination Rate is defined under the agreement as the lesser of (i) 6.5% per annum, compounded annually, and (ii) SOFR plus 100 basis points, which applies to early termination payments and may serve as a reference point for market participant assumptions. There can be no assurance that we will be able to fund or finance our obligations under the Tax Receivable Agreement. We may need to incur debt to finance payments under the Tax Receivable Agreement to the extent our cash resources are insufficient to meet our obligations under the Tax Receivable Agreement as a result of timing discrepancies or otherwise.

We will not be reimbursed for any payments made to the Continuing Equity Holders under the Tax Receivable Agreement in the event that any tax benefits are disallowed.

Payments under the Tax Receivable Agreement will be based on the tax reporting positions that we determine, and the U.S. Internal Revenue Service (“IRS”), or another tax authority, may challenge all or part of the Basis Adjustments or other tax benefits we claim, as well as other related tax positions we take, and a court could sustain such challenge. If the outcome of any such challenge would reasonably be expected to materially and adversely affect the rights and obligations of Continuing Equity Holders under the Tax Receivable Agreement, then we will not be permitted to settle such challenge without the consent (not to be unreasonably withheld or delayed) of Continuing Equity Holders. The interests of Continuing Equity Holders in any such challenge may differ from or conflict with our interests and your interests, and Continuing Equity Holders may exercise their consent rights relating to any such challenge in a manner adverse to our interests and your interests. We will not be reimbursed for any cash payments previously made to the Continuing Equity Holders under the Tax Receivable Agreement in the event that any tax benefits initially claimed by us and for which payment has been made to a Continuing Equity Holder are subsequently challenged by a taxing authority and are ultimately disallowed. Instead, any excess cash payments made by us to a Continuing Equity Holder will be netted against future cash payments, if any, that we might otherwise be required to make to such Continuing Equity Holder, under the terms of the Tax Receivable Agreement. However, we might not determine that we have effectively made an excess cash payment to a Continuing Equity Holder for a number of years following the initial time of such payment. Moreover, the excess cash payments we made previously under the Tax Receivable Agreement could be greater than the amount of future cash payments against which we would otherwise be permitted to net such excess. The applicable U.S. federal income tax rules for determining applicable tax benefits we may claim are complex and factual in nature, and there can be no assurance that the IRS or a court will agree with our tax reporting positions. As a result, payments could be made under the Tax Receivable Agreement significantly in excess of any actual cash tax savings that we realize in respect of the tax attributes with respect to a Continuing Equity Holder that are the subject of the Tax Receivable Agreement.

Risks Related to this Offering and Ownership of our Class A Common Stock

The Continuing Equity Holders will continue to have significant influence over us after this offering, including control over decisions that require the approval of stockholders.

Upon consummation of this offering, the Continuing Equity Holders will control, in the aggregate, approximately 63.9% of the voting power represented by all our outstanding shares of capital stock, assuming no exercise of the underwriters’ option to purchase additional shares of Class A Common Stock. As a result, the Continuing Equity

Holders will continue to exercise significant influence over all matters on which holders of Class B Common Stock are entitled to vote, including the election and removal of directors (subject to the rights of the holders of preferred stock, if any), amendments to our A&R Charter or amended and restated bylaws (the “A&R Bylaws”), and any approval of significant corporate transactions (including a sale of all or substantially all of our assets), and will continue to have significant control over our business, affairs, and policies, including the appointment of our management, through their influence over the composition of the board of directors. The directors, whom the Continuing Equity Holders will have the ability to elect through their voting power, will have the authority to incur additional debt, issue or repurchase stock, declare dividends, and make other decisions that could be detrimental to stockholders.

We expect that certain members of our board of directors will continue to be affiliated with the Continuing Equity Holders. The Continuing Equity Holders can take actions that have the effect of delaying or preventing a change of control of us or discouraging others from making tender offers for our shares, which could prevent stockholders from receiving a premium for their shares. These actions may be taken even if other stockholders oppose them. The concentration of voting power with the Continuing Equity Holders may have an adverse effect on the price of our Class A Common Stock. The Continuing Equity Holders may have interests that are different from yours and may vote in a way with which you disagree and that may be adverse to your interests.

Our stock price may change significantly following the offering, and you may not be able to resell shares of our Class A Common Stock at or above the price you paid or at all, and you could lose all or part of your investment as a result.

The initial public offering price for the shares was determined by negotiations between us and the underwriters. You may not be able to resell your shares at or above the initial public offering price due to a number of factors included herein, including the following:

•        results of operations that vary from the expectations of securities analysts and investors;

•        results of operations that vary from those of our competitors;

•        changes in expectations as to our future financial performance, including financial estimates and investment recommendations by securities analysts and investors;

•        technology changes, changes in consumer behavior in our industry;

•        security breaches related to our systems or those of our affiliates or strategic partners;

•        changes in economic conditions for companies in our industry;

•        changes in market valuations of, or earnings and other announcements by, companies in our industry;

•        declines in the market prices of stocks generally, particularly those of residential construction;

•        strategic actions by us or our competitors;

•        announcements by us, our competitors or our strategic partners of significant contracts, new products, acquisitions, joint marketing relationships, joint ventures or other unconsolidated entities, other strategic relationships, or capital commitments;

•        changes in general economic or market conditions or trends in our industry or the economy as a whole and, in particular, in the residential construction environment;

•        changes in business or regulatory conditions;

•        future sales of our Class A Common Stock or other securities;

•        investor perceptions of the investment opportunity associated with our Class A Common Stock relative to other investment alternatives;

•        the public’s response to press releases or other public announcements by us or third parties, including our filings with the SEC;

•        announcements relating to litigation or governmental investigations;

•        guidance, if any, that we provide to the public, any changes in this guidance, or our failure to meet this guidance;

•        the development and sustainability of an active trading market for our stock;

•        changes in accounting principles; and

•        other events or factors, including those resulting from system failures and disruptions, natural or man-made disasters, extreme weather events, war, acts of terrorism, an outbreak of highly infectious or contagious diseases, such as COVID-19, or responses to these events.

Furthermore, the stock market may experience extreme volatility that, in some cases, may be unrelated or disproportionate to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the market price of our Class A Common Stock, regardless of our actual operating performance. In addition, price volatility may be greater if the public float and trading volume of our Class A Common Stock is low.

In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If we were involved in securities litigation, it could have a substantial cost and divert resources and the attention of management from our business regardless of the outcome of such litigation.

Certain provisions of Delaware law and antitakeover provisions in our organizational documents could delay or prevent a change of control.

Certain provisions of Delaware law and our A&R Charter and A&R Bylaws may have an antitakeover effect and may delay, defer, or prevent a merger, acquisition, tender offer, takeover attempt, or other change of control transaction that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders. These provisions provide for, among other things:

•        the ability of our board of directors to issue one or more series of preferred stock without stockholder approval;

•        our stockholders may not take action by consent without a meeting, but may only take action at a meeting of stockholders;

•        vacancies on our board of directors will be able to be filled only by our board of directors and not by stockholders;

•        advance notice procedures apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders;

•        our stockholders will be unable to call a special meeting of stockholders;

•        no cumulative voting in the election of directors; and

•        that certain provisions of the A&R Charter may be amended only by the affirmative vote of holders of at least 66 2/3% of the voting power of our then outstanding capital stock entitled to vote thereon.

These antitakeover provisions could make it more difficult for a third party to acquire us, even if the third party’s offer may be considered beneficial by many of our stockholders. As a result, our stockholders may be limited in their ability to obtain a premium for their shares.

In addition, we have opted out of Section 203 of the General Corporation Law of the State of Delaware (the “DGCL”), but our A&R Charter provides that engaging in any of a broad range of business combinations with any “interested” stockholder (generally defined as any stockholder with 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such stockholder) for a period of three years following the time on which the stockholder became an “interested” stockholder is prohibited, subject to certain exceptions (except with respect to the Continuing Equity Holders and any of their respective affiliates and any of their respective direct or indirect transferees of our common stock). See “Description of Capital Stock.”

We will become subject to financial reporting and other requirements as a public company for which our accounting and other management systems and resources may not be adequately prepared.

As a public company with listed equity securities, we will need to comply with new laws, regulations, and requirements, including the requirements of the Exchange Act, certain corporate governance provisions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and related regulations and requirements of the SEC, with which we were not required to comply as a private company. The Exchange Act requires that we file annual, quarterly, and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting. Section 404 of the Sarbanes-Oxley Act requires our management and independent auditors to report annually on the effectiveness of our internal control over financial reporting. However, we are an “emerging growth company,” as defined in the JOBS Act, so for as long as we continue to be an emerging growth company, we intend to take advantage of certain exemptions from various reporting requirements applicable to other public companies but not to emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404. Once we are no longer an emerging growth company or, if prior to such date, we opt to no longer take advantage of the applicable exemptions, we will be required to include an opinion from our independent auditors on the effectiveness of our internal control over financial reporting. These reporting and other obligations will place significant demands on our management, administrative, operational, and accounting resources and will cause us to incur significant expenses. We may need to upgrade our systems or create new systems, implement additional financial and management controls, reporting systems and procedures, create or outsource an internal audit function, and hire additional accounting and finance staff. If we are unable to accomplish these objectives in a timely and effective fashion, our ability to comply with the financial reporting requirements and other rules that apply to reporting companies could be impaired. Any failure to maintain effective internal control over financial reporting could have a material adverse effect on our business, prospects, liquidity, financial condition, and results of operations. We also expect that being a public company and these rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers. As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be adversely affected, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business and operating results.

The JOBS Act will allow us to postpone the date by which we must comply with certain laws and regulations intended to protect investors and to reduce the amount of information we provide in our reports filed with the SEC. We cannot be certain if this reduced disclosure will make our Class A Common Stock less attractive to investors.

The JOBS Act is intended to reduce the regulatory burden on “emerging growth companies.” As defined in the JOBS Act, a public company whose initial public offering of common equity securities occurs after December 8, 2011, and whose annual net sales are less than $1.235 billion will, in general, qualify as an “emerging growth company” until the earliest of:

•        the last day of its fiscal year following the fifth anniversary of the date of its initial public offering of common equity securities;

•        the last day of its fiscal year in which it has annual gross revenue of $1.235 billion or more;

•        the date on which it has, during the previous three-year period, issued more than $1 billion in nonconvertible debt; and

•        the date on which it is deemed to be a “large accelerated filer,” which will occur at such time as we (i) have an aggregate worldwide market value of common equity securities held by non-affiliates of $700 million or more as of the last business day of its most recently completed second fiscal quarter, (ii) have been required to file annual and quarterly reports under the Exchange Act, for a period of at least 12 months, and (iii) have filed at least one annual report pursuant to the Exchange Act.

Under this definition, we will be an “emerging growth company” upon completion of this offering and could remain an “emerging growth company” until as late as the fifth anniversary of the completion of this offering. For so long as we are an “emerging growth company,” we will, among other things:

•        not be required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes Oxley Act;

•        not be required to hold a nonbinding advisory stockholder vote on executive compensation pursuant to Section 14A(a) of the Exchange Act;

•        not be required to seek stockholder approval of any golden parachute payments not previously approved pursuant to Section 14A(b) of the Exchange Act;

•        be exempt from the requirement of the “PCAOB” regarding the communication of critical audit matters in the auditor’s report on the financial statements; and

•        be subject to reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have chosen to “opt out” of this transition period and, as a result, we will comply with new or revised accounting standards as required when they are adopted. This decision to opt out of the extended transition period is irrevocable.

We cannot predict if investors will find our Class A Common Stock less attractive as a result of our decision to take advantage of some or all of the reduced disclosure requirements above. If some investors find our Class A Common Stock less attractive as a result, there may be a less active trading market for our Class A Common Stock and our stock price may be more volatile.

The historical and pro forma financial information in this prospectus may make it difficult to accurately predict our costs of operations in the future.

The historical financial information in this prospectus does not reflect the added costs we expect to incur as a public company or the resulting changes that will occur in our capital structure and operations. In preparing our pro forma financial information we have given effect to, among other items, the Transactions. The estimates we used in our pro forma financial information may not be similar to our actual experience as a public company. For more information on our historical financial information and pro forma financial information, see “Unaudited Pro Forma Condensed Consolidated Financial Information,” “Summary Historical and Pro Forma Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Our Organizational Structure,” and our consolidated financial statements included elsewhere in this prospectus.

Because we have no current plans to pay regular cash dividends on our Class A Common Stock following this offering, you may not receive any return on investment unless you sell your Class A Common Stock for a price greater than that which you paid for it.

While Cardinal has historically had high returns on equity, we do not anticipate paying any regular cash dividends on our Class A Common Stock immediately following this offering. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, general and economic conditions, our results of operations and financial condition, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax, and regulatory restrictions, and such other factors that our board of directors may deem relevant. In addition, our ability to pay dividends is, and may be, limited by covenants of any future outstanding indebtedness we or our subsidiaries incur. Therefore, any return on investment in our Class A Common Stock is solely dependent upon the appreciation of the price of our Class A Common Stock on the open market, which may not occur. See “Dividend Policy” for more detail.

No market currently exists for our Class A Common Stock, and an active, liquid trading market for our Class A Common Stock may not develop, which may cause our Class A Common Stock to trade at a discount from the initial offering price and make it difficult for you to sell the Class A Common Stock you purchase.

Prior to this offering, there has not been a public market for our Class A Common Stock. We cannot predict the extent to which investor interest in us will lead to the development of a trading market or how active and liquid that market may become. If an active and liquid trading market does not develop or continue, you may have difficulty selling any of our Class A Common Stock that you purchase, at a price above the price you purchase it or at all. The initial public offering price for the shares was determined by negotiations between us and the underwriters and may not be indicative of prices that will prevail in the open market following this offering. The failure of an active and liquid trading market to develop and continue would likely have a material adverse effect on the value of our Class A Common Stock. The market price of our Class A Common Stock may decline below the initial offering price, and you may not be able to sell your shares of our Class A Common Stock at or above the price you paid in this offering, or at all. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

Our A&R Charter provides that the Court of Chancery of the State of Delaware is the sole and exclusive forum for certain stockholder litigation matters and the federal district courts of the United States are the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or stockholders.

Our A&R Charter provides that, unless we otherwise consent in writing, (i) (a) any derivative action or proceeding brought on our behalf, (b) any action asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers, other employees or stockholders to us or our stockholders, (c) any action asserting a claim arising pursuant to any provision of the DGCL, our A&R Charter or our A&R Bylaws (as either may be amended or restated) or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (d) any action asserting a claim governed by the internal affairs doctrine shall, to the fullest extent permitted by law, be exclusively brought in the Court of Chancery of the State of Delaware (or, in the event that the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware); and (ii) the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act; provided, however, that the foregoing choice of forum provision shall not apply to claims seeking to enforce any liability or duty created by the Exchange Act, or any other claim for which the United States federal courts have exclusive jurisdiction.

The choice of forum provision is limited to the extent permitted by law, and it will not apply to claims brought to enforce any liability or duty arising under the Exchange Act, or for any other federal securities laws which provide for exclusive federal jurisdiction. Additionally, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, or the rules and regulations promulgated thereunder. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our A&R Charter provides that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring such a claim arising under the Securities Act against us, our directors, officers, or other employees in a venue other than in the federal district courts of the United States. In such instance, we would expect to vigorously assert the validity and enforceability of the choice of forum provisions of our A&R Charter.

The choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage such lawsuits against us and our directors, officers, and other employees, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder. Alternatively, if a court were to find the choice of forum provision contained in our A&R Charter to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, financial condition, and results of operations. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provisions in our A&R Charter.

If securities analysts do not publish research or reports about our business or if they downgrade our stock or our sector, or if there is any fluctuation in our credit rating, our stock price and trading volume could decline.

The trading market for our Class A Common Stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts. Securities and industry analysts do not currently, and may never, publish research on our company. If no securities or industry analysts commence coverage of us, the trading price of our shares would likely be negatively impacted. Furthermore, if one or more of the analysts who do cover us downgrade our stock or our industry, or the stock of any of our competitors, or publish inaccurate or unfavorable research about our business, the price of our stock could decline. If one or more of these analysts stops covering us or fails to publish reports on us regularly, we could lose visibility in the market, which, in turn, could cause our stock price or trading volume to decline.

Additionally, any fluctuation in the credit rating of us or our subsidiaries may impact our ability to access debt markets in the future or increase our cost of future debt, which could have a material adverse effect on our operations and financial condition, which in return, may adversely affect the trading price of shares of our Class A Common Stock.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our results of operations could be adversely affected.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes appearing elsewhere in this prospectus. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates.” The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities, and equity, and the amount of revenue and expenses. Significant estimates and judgments involve: revenue recognition, including revenue-related reserves; legal contingencies; valuation of our Class A Common Stock and equity awards; income taxes; and sales and indirect tax reserves. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the market price of our Class A Common Stock.

Participation in this offering by our existing stockholders and their affiliated entities may reduce the public float for our common stock.

To the extent certain of our existing stockholders and their affiliated entities participate in this offering, such purchases would reduce the non-affiliate public float of our shares, meaning the number of shares of our common stock that are not held by officers, directors and principal stockholders. A reduction in the public float could reduce the number of shares that are available to be traded at any given time, thereby adversely impacting the liquidity of our common stock and depressing the price at which you may be able to sell shares of common stock purchased in this offering.

Future sales, or the perception of future sales, by us or our existing stockholders in the public market following this offering could cause the market price for our Class A Common Stock to decline.

After this offering, the sale of shares of our Class A Common Stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our Class A Common Stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Upon consummation of the Transactions, we will have outstanding a total of 13,218,750 shares of Class A Common Stock (or 14,943,750 shares if the underwriters exercise in full their option to purchase additional shares of Class A Common Stock). Of the outstanding shares, the 11,500,000 shares sold in this offering (or 13,225,000 shares if the underwriters exercise in full their option to purchase additional shares of Class A Common Stock) will be freely tradable without restriction or further registration under the Securities Act, other than any shares held by our affiliates. Any shares of Class A Common Stock held by our affiliates will be eligible for resale pursuant to Rule 144 under the Securities Act, subject to the volume, manner of sale, holding period and other limitations of Rule 144.

Our directors and executive officers, and substantially all of our stockholders, will enter into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, subject to certain exceptions, restrict the sale of the shares of our Class A Common Stock and certain other securities held by them for a period of 180 days after the date of this prospectus. Stifel, Nicolaus & Company, Incorporated and William Blair & Company, L.L.C. may, in their sole discretion and at any time, release all or any portion of the shares or securities subject to any such lock-up agreements. See “Underwriting.’’ In addition, we have reserved 3,660,656 shares of Class A Common Stock for issuance under the 2025 Plan. Any Class A Common Stock that we issue under the 2025 Plan or other stock incentive plans that we may adopt in the future would dilute the percentage ownership held by the investors who purchase Class A Common Stock in this offering.

As restrictions on resale end or if these stockholders exercise their registration rights, the market price of our shares of Class A Common Stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our shares of Class A Common Stock or other securities.

In the future, we may also issue securities in connection with investments, acquisitions, or capital raising activities. In particular, the number of shares of our Class A Common Stock issued in connection with an investment or acquisition, or to raise additional equity capital, could constitute a material portion of our then outstanding shares of our Class A Common Stock. Any such issuance of additional securities in the future may result in additional dilution to you or may adversely impact the price of our Class A Common Stock.

If you purchase shares of Class A Common Stock in this offering, you will suffer immediate and substantial dilution of your investment.

The initial public offering price of our Class A Common Stock is substantially higher than the net tangible book value per share of our Class A Common Stock. Therefore, if you purchase shares of our Class A Common Stock in this offering, you will pay a price per share that substantially exceeds our net tangible book value per share after this offering. You will experience immediate dilution of $19.89 per share, representing the difference between our net tangible book value per share after giving effect to this offering and the initial public offering price. In addition, investors who purchase Class A Common Stock from us in this offering will have contributed 89% of the aggregate price paid by all purchasers of our outstanding equity but will own only approximately 31% of our outstanding equity after this offering. See “Dilution” for more detail, including the calculation of the net tangible book value per share of our Class A Common Stock.

We have broad discretion to use the proceeds from this offering, and our investment of those proceeds may not yield a favorable return.

Our management has broad discretion to spend the proceeds from this offering in ways with which you may not agree. See “Use of Proceeds.” The failure of our management to apply these funds effectively could result in unfavorable returns. This could harm our business and could cause the price of our Class A Common Stock to decline.

General Risk Factors

We are subject to litigation, arbitration, or other claims which could materially and adversely affect us.

We are subject to litigation, and we may in the future be subject to enforcement actions, such as claims relating to our operations, securities offerings, and otherwise in the ordinary course of business. Some of these claims may result in significant defense costs and potentially significant judgments against us, some of which are not, or cannot be, insured against. Although we have established warranty, claim, and litigation reserves that we believe are adequate, we cannot be certain of the ultimate outcomes of any claims that may arise in the future, and legal proceedings may result in the award of substantial damages against us beyond our reserves. Resolution of these types of matters against us may result in our having to pay significant fines, judgments, or settlements, which, if uninsured or in excess of insured levels, could adversely impact our earnings and cash flows, thereby materially and adversely affecting us. Furthermore, plaintiffs may, in certain of these legal proceedings, seek class action status with potential class sizes that vary from case to case. Class action lawsuits can be costly to defend, and if we were to lose any certified class action suit, it could result in substantial liability for us. Certain litigation or the resolution thereof may affect the availability or cost of some of our insurance coverage, which could materially and adversely impact us, expose us to increased risks that would be uninsured, and materially and adversely impact our ability to attract directors and officers.

We may suffer uninsured losses or material losses in excess of insurance limits.

We could suffer physical damage to property and liabilities resulting in losses that may not be fully recoverable by insurance. Insurance against certain types of risks, such as terrorism, earthquakes, floods, or personal injury claims, may be unavailable, available in amounts that are less than the full market value or replacement cost of investment or underlying assets or subject to a large deductible or self-insurance retention amount. In addition, there can be no assurance that certain types of risks that are currently insurable will continue to be insurable on an economically feasible basis. Should an uninsured loss or a loss in excess of insured limits occur or be subject to deductibles or self-insurance retention, we could sustain financial loss or lose capital invested in the affected property, as well as anticipated future income from that property. Furthermore, we could be liable to repair damage or meet liabilities caused by risks that are uninsured or subject to deductibles. We may also be liable for any debt or other financial obligations related to affected property.

Acts of war or terrorism may seriously harm our business.

Acts of war, any outbreak or escalation of hostilities between the United States and any foreign power, or acts of terrorism may cause disruption to the U.S. economy, or the local economies of the markets in which we operate, cause shortages of building materials, increase costs associated with obtaining building materials, result in building code changes that could increase costs of construction, result in uninsured losses, affect job growth and consumer confidence, or cause economic changes that we cannot anticipate, all of which could reduce demand for our services and adversely impact our business, prospects, liquidity, financial condition, and results of operations.

Negative publicity could adversely affect our reputation as well as our business, financial results, and stock price.

Unfavorable media related to our industry, company, brands, marketing, personnel, operations, business performance, or prospects may affect our stock price and the performance of our business, regardless of its accuracy or inaccuracy. The speed at which negative publicity can be disseminated has increased dramatically with the capabilities of electronic communication, including social media outlets, websites, blogs, newsletters, and other digital platforms. Our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to this rapidly changing media environment. Adverse publicity or negative commentary from any media outlets could damage our reputation and reduce the demand for our homes, which would adversely affect our business.

Changes in accounting rules, assumptions, and/or judgments could materially and adversely affect us.

Accounting rules and interpretations for certain aspects of our financial reporting are highly complex and involve significant assumptions and judgment. These complexities could lead to a delay in the preparation and dissemination of our financial statements. Furthermore, changes in accounting rules and interpretations or in our accounting assumptions and/or judgments, such as those related to asset impairments, could significantly impact our financial statements. In some cases, we could be required to apply a new or revised standard retroactively, resulting in restating prior period financial statements. Any of these circumstances could have a material adverse effect on our business, prospects, liquidity, financial condition, and results of operations.

Access to financing sources may not be available on favorable terms, or at all, especially in light of current market conditions, which could adversely affect our ability to maximize our returns.

Our access to additional third-party sources of financing will depend, in part, on:

•        general market conditions, including inflation and rising interest rates;

•        the market’s perception of our growth potential;

•        with respect to acquisition and/or development financing, the market’s perception of the value of the land parcels to be acquired and/or developed;

•        our current debt levels;

•        our current and expected future earnings;

•        our cash flow; and

•        the market price per share of our Class A Common Stock.

The global credit and equity markets and the overall economy can be extremely volatile, which could have a number of adverse effects on our operations and capital requirements. For the past decade, the domestic financial markets have experienced a high degree of volatility, uncertainty and, during certain periods, tightening of liquidity in both the high yield debt and equity capital markets, resulting in certain periods when new capital has been both more difficult and more expensive to access. If we are unable to access the credit markets, we could be required to defer or eliminate important business strategies and growth opportunities in the future. In addition, if there is prolonged volatility and weakness in the capital and credit markets, potential lenders may be unwilling or unable to provide us with financing that is attractive to us or may increase collateral requirements or may charge us prohibitively high fees in order to obtain financing. Consequently, our ability to access the credit market in order to attract financing on reasonable terms may be adversely affected. Investment returns on our assets and our ability to make acquisitions could be adversely affected by our inability to secure additional financing on reasonable terms, if at all.

Depending on market conditions at the relevant time, we may have to rely more heavily on additional equity financings or on less efficient forms of debt financing that require a larger portion of our cash flow from operations, thereby reducing funds available for our operations, future business opportunities and other purposes. We may not have access to such equity or debt capital on favorable terms at the desired times, or at all.

We may change our operational policies, investment guidelines and our business and growth strategies without stockholder consent, which may subject us to different and more significant risks in the future.

Our board of directors will determine our operational policies, investment guidelines, and business and growth strategies. Our board of directors may make changes to, or approve transactions that deviate from, those policies, guidelines, and strategies without a vote of, or notice to, our stockholders. This could result in us conducting operational matters, making investments, or pursuing different business or growth strategies than those contemplated in this prospectus. Under any of these circumstances, we may expose ourselves to different and more significant risks in the future, which could have a material adverse effect on our business, prospects, liquidity, financial condition, and results of operations.

Future offerings of debt securities, which would rank senior to our Class A Common Stock upon our bankruptcy or liquidation, and future offerings of equity securities that may be senior to our Class A Common Stock for the purposes of dividend and liquidation distributions, may adversely affect the market price of our Class A Common Stock.

In the future, we may attempt to increase our capital resources by making offerings of debt securities or additional offerings of equity securities. Upon bankruptcy or liquidation, holders of our debt securities and shares of preferred stock and lenders with respect to other borrowings will receive a distribution of our available assets prior to the holders of our Class A Common Stock. Additional equity offerings may dilute the holdings of our existing stockholders or reduce the market price of our Class A Common Stock, or both. Our preferred stock will have a preference on liquidating distributions and dividend payments, which could limit our ability to make a dividend distribution to the holders of our Class A Common Stock. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control. As a result, we cannot predict or estimate the amount, timing or nature of our future offerings, and purchasers of our Class A Common Stock in this offering bear the risk of our future offerings reducing the market price of our Class A Common Stock and diluting their ownership interest in our company.

Cautionary statement regarding forward-looking statements

This prospectus contains forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions or that include the words “may,” “could,” “plan,” “project,” “budget,” “predict,” “pursue,” “target,” “seek,” “objective,” “believe,” “expect,” “anticipate,” “intend,” “estimate,” and other expressions that are predictions of or indicate future events and trends and that do not relate to historical matters identify forward-looking statements. Our forward-looking statements include statements about our business strategy, our industry, our future profitability, our expected capital expenditures and the impact of such expenditures on our performance, the costs of being a publicly traded corporation and our capital programs.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We believe that we have chosen these assumptions or bases in good faith and that they are reasonable. You are cautioned not to place undue reliance on any forward-looking statements. You should also understand that it is not possible to predict or identify all such factors and should not consider the following list to be a complete statement of all potential risks and uncertainties. Factors that could cause our actual results to differ materially from the results contemplated by such forward-looking statements include:

•        our ability to predict demand for our services may decrease during economic recessions or volatile economic cycles, and a reduction in demand in end markets may adversely affect our business;

•        our market opportunity and the potential growth of that market;

•        our ability to expand into new regions;

•        our strategy, expected outcomes, and growth prospects;

•        trends in our operations, industry, and markets;

•        our future profitability, indebtedness, liquidity, access to capital, and financial condition;

•        the effects of seasonal trends on our results of operations;

•        the increased expenses associated with being a public company;

•        our ability to remain in compliance with extensive laws and regulations that apply to our business and operations; and

•        the future trading prices of our Class A common stock.

Although forward-looking statements reflect our good faith beliefs at the time they are made, forward-looking statements involve known and unknown risks, uncertainties and other factors, including the factors described under “Risk Factors,” which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances or otherwise, unless required by law. These cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf.

Use Of Proceeds

We expect to receive $224.6 million of net proceeds (assuming the initial public offering price of $21.00) from the sale of Class A Common Stock by us in this offering, after deducting underwriting discounts and commissions. If the underwriters exercise in full their option to purchase 1,725,000 additional shares of Class A Common Stock from us, we estimate that the net proceeds will be $258.3 million, after deducting underwriting discounts and commissions.

We estimate that the offering expenses (other than the underwriting discount and commissions) will be approximately $5.3 million. All of such offering expenses will be paid for or otherwise borne by Cardinal.

We intend to use the net proceeds from this offering to purchase 13,218,750 newly issued LLC Units for approximately $224.6 million directly from Cardinal (or 14,943,750 LLC Units from Cardinal for $258.3 million in aggregate if the underwriters exercise in full their option to purchase additional shares of Class A Common Stock). Upon each purchase of LLC Units, the corresponding shares of Class B common stock will automatically be transferred to Cardinal Group for no consideration and be canceled.

Cardinal intends to use the net proceeds from the issuance of newly issued LLC Units to us, as follows: (i) to redeem LLC Units from certain Continuing Equity Holders for $157.5 million in aggregate, (ii) to repay approximately $24.3 million of borrowings outstanding under our New Credit Facility, (iii) to pay estimated offering expenses of $5.3 million and (iv) the remainder, if any, for general corporate purposes, which may include funding for acquisitions, working capital requirements, capital expenditures and the repayment, refinancing, redemption or repurchase of indebtedness or other securities.

As of November 21, 2025, outstanding borrowings under the New Credit Facility totaled $144.3 million. Borrowings under the New Credit Facility bear interest at a floating rate plus a margin that varies based on, among other things, Cardinal’s consolidated total net leverage ratio. The interest rate (including the applicable margin) as of November 21, 2025 was 6.4% and the New Credit Facility matures on October 1, 2030. Following the Debt Repayment, we expect to have $75.0 million of availability under our New Credit Facility. Approximately $39.0 million of borrowings under our New Credit Facility were used in connection with the acquisition of Red Clay on October 1, 2025 and the balance was used to refinance amounts outstanding under the Prior Credit Facility and the Equipment Facility. Approximately $7.2 million was borrowed under the Prior Credit Facility in connection with the acquisition of Purcell Construction, Inc. in January 2025. The amounts outstanding under the Equipment Facility were borrowed at various times to purchase equipment. For more information on our various credit facilities see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Sources of Capital — Credit Facilities, Debt and Other Capital.”

If the underwriters exercise in full their option to purchase additional shares of Class A Common Stock, we intend to contribute all of the additional net proceeds to Cardinal in exchange for additional LLC Units. Cardinal intends to use such additional net proceeds for general corporate purposes, which may include funding for acquisitions, working capital requirements, capital expenditures and the repayment, refinancing, redemption or repurchase of indebtedness or other securities.

The expected use of net proceeds from this offering represents our intentions based upon our present plans and business conditions. We cannot predict with certainty all of the particular uses for the proceeds from this offering or the amounts that we will actually spend on the uses set forth above. Accordingly, our management will have significant flexibility in applying the net proceeds from this offering. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business. Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term and intermediate-term, investment-grade, interest-bearing instruments, and U.S. government securities.

Dividend Policy

We currently intend to retain all available funds and any future earnings to fund the development and growth of our business, and therefore we do not anticipate declaring or paying any cash dividends on our Class A Common Stock in the foreseeable future. Except in certain limited circumstances, holders of our Class B Common Stock are not entitled to participate in any dividends declared by our board of directors. Furthermore, because we are a holding company, our ability to pay cash dividends on our Class A Common Stock depends on our receipt of cash distributions from Cardinal. Our New Credit Facility contains certain covenants that restrict, subject to certain exceptions, our ability to pay dividends. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation — Liquidity and Sources of Capital — Credit Facilities, Debt and Other Capital.” Our ability to pay dividends may be restricted by the terms of any future credit agreement or any future debt or preferred equity securities of ours. See “Description of Capital Stock” and “Management’s Discussion and Analysis of Financial Condition and Results of Operation — Liquidity and Sources of Capital.” Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors and subject to the requirements of applicable law, compliance with contractual restrictions and covenants in the agreements governing our future indebtedness. Any such determination will also depend upon our business prospects, results of operations, financial condition, cash requirements and availability and other factors that our board of directors may deem relevant.

Accordingly, you may need to sell your shares of our Class A Common Stock to realize a return on your investment, and you may not be able to sell your shares at or above the price you paid for them. See “Risk Factors — Risks Related to this Offering and Ownership of our Class A Common Stock.” Because we have no current plans to pay regular cash dividends on our Class A Common Stock following this offering, you may not receive any return on investment unless you sell your Class A Common Stock for a price greater than that which you paid for it.”

Immediately following this offering, we will be a holding company, and our principal asset will be the LLC Units we purchase from Cardinal and from each Continuing Equity Holder. Cardinal, in turn, will be a holding company, the principal asset of which will consist of 100% of the outstanding membership interests in Cardinal NC, and will be the sole managing member of Cardinal NC. If we decide to pay a dividend in the future, we would need to cause Cardinal NC to make distributions to Cardinal, and to cause Cardinal to make distributions to us, in an amount sufficient to cover such dividend. If Cardinal makes such distributions to us, the other holders of LLC Units will be entitled to receive pro rata distributions. See “Risk Factors — Risks Related to Our Organizational Structure.” Our principal asset after the completion of this offering will be our interest in Cardinal, and, as a result, we will depend on distributions from Cardinal to pay our taxes and expenses, including payments under the Tax Receivable Agreement. Cardinal’s ability to make such distributions may be subject to various limitations and restrictions.”

Capitalization

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2025:

•        on an actual basis as of September 30, 2025 for our predecessor, Cardinal;

•        on a pro forma basis for Cardinal Group, giving effect to the Reorganization; and

•        on a pro forma basis for Cardinal Group, as further adjusted to give effect to (i) the sale of shares of our Class A Common Stock in this offering at the initial offering price of $21.00 per share, after deducting the estimated underwriting discounts and commissions, and (ii) the application of the net proceeds from this offering as described under “Use of Proceeds,” except for the Debt Repayment.

The information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering. This table should be read in conjunction with “Our Organizational Structure,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Use of Proceeds” and the financial statements and related notes thereto included elsewhere in this prospectus.

	As of September 30, 2025(1)
	Cardinal (Actual)	Cardinal Group (Pro Forma)(2)	Cardinal Group (Pro Forma, As Adjusted)(2)
Cash and cash equivalents	$18,386,648	$18,389,937	$80,210,677
Total debt(3)	$80,764,701	$80,764,701	$80,764,701
Total members’ equity	41,572,763	—	—
Shareholders’ equity:
Class A Common Stock, par value $0.0001 per share; no shares authorized, issued and outstanding, actual; 500,000,000 shares authorized, 1,718,750 shares issued and outstanding, pro forma; 13,218,750 shares issued and outstanding, pro forma, as adjusted	—	200	1,350
Class B Common Stock, par value $0.0001 per share; no shares authorized, issued and outstanding, actual; 500,000,000 shares authorized, 30,887,813 shares issued and outstanding, pro forma; 23,387,813 shares issued and outstanding, pro forma, as adjusted	—	3,089	2,339
Preferred Stock $0.0001 par value per share; no shares authorized, issued and outstanding, actual; 10,000,000 authorized, no shares issued and outstanding, pro forma; no shares issued and outstanding, pro forma, as adjusted	—	—	—
Additional paid-in-capital	—	35,755,990	39,534,171
Equity attributable to Cardinal Group	—	35,759,279	39,537,860
Noncontrolling interests attributable to Cardinal	—	—	58,042,159
Total shareholders’ and members’ equity	41,572,763	35,759,279	97,580,019
Total capitalization	$122,337,464	$116,523,980	$178,344,720

____________

(1)      Cardinal Group was incorporated on June 12, 2025. The data in this table has been derived from the historical consolidated financial statements included elsewhere in this prospectus, which pertain to the assets, liabilities, revenues and expenses of our accounting predecessor, Cardinal.

(2)      The pro forma and pro forma, as adjusted, columns include the Cardinal interests owned by the Continuing Equity Holders, which represents 63.9% of the LLC Units.

(3)      Excludes the New Credit Facility and the Debt Repayment. As of September 30, 2025, total outstanding borrowings under the Prior Credit Facility were $6.2 million, total outstanding borrowings under the Equipment Facility were $74.4 million. On October 1, 2025, we entered into the New Credit Facility, which refinanced approximately $6.3 million outstanding under the Prior Credit Facility and refinanced the approximately $74.8 million outstanding under the Equipment Facility. The New Credit Facility, among other things, (i) established a revolving credit facility of $75.0 million in aggregate principal amount, including a $10.0 million letter of credit sub-facility and a $10.0 million swingline sub-facility and (ii) established a term loan facility of $120.0 million in aggregate principal amount. The New Credit Facility has a maturity date of October 1, 2030. We intend to use a portion of the proceeds from this offering to pay down $24.3 million of borrowings under the New Credit Facility. For more information on the Prior Credit Facility, Equipment Facility and New Credit Facility, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Sources of Capital — Credit Facilities, Debt and Other Capital” and “Use of Proceeds.”

Dilution

Purchasers of our Class A Common Stock in this offering will experience immediate and substantial dilution in the net tangible book value (tangible assets less total liabilities) per share of our Class A Common Stock for accounting purposes. Our pro forma net tangible book value as of September 30, 2025 after giving pro forma effect to the Reorganization was $(21.2) million, or $(0.65) per share of Class A Common Stock.

Pro forma net tangible book value per share is determined by dividing our pro forma net tangible book value, or total tangible assets less total liabilities, by our shares of Class A Common Stock that will be outstanding immediately prior to the closing of this offering, including giving effect to the Reorganization (assuming that 100% of our Class B Common Stock has been cancelled in connection with a redemption of LLC Units for Class A Common Stock). After giving pro forma effect to the sale of the shares in this offering at the initial public offering price of $21.00 per share, and further assuming the receipt of the estimated net proceeds (after deducting estimated underwriting discounts and commissions and the application of such proceeds, except for the Debt Repayment, as described in the as adjusted column in “Capitalization”), our as adjusted pro forma net tangible book value as of September 30, 2025 would have been $40.6 million, or $1.11 per share. This represents an immediate increase in the pro forma net tangible book value of $1.76 per share to our existing investors and an immediate dilution to new investors purchasing shares in this offering of $19.89 per share, resulting from the difference between the offering price and the as adjusted pro forma net tangible book value after giving effect to the Reorganization and this offering. The following table illustrates the per share dilution to new investors purchasing shares in this offering (assuming that 100% of our Class B Common Stock has been cancelled in connection with a redemption of LLC Units for Class A Common Stock):

Initial public offering price per share	$21.00
Pro forma net tangible book value per share as of September 30, 2025 after giving effect to the Reorganization (before this offering)	$(0.65)
Increase per share attributable to new investors in this offering	$1.76
Pro forma net tangible book value per share (after giving effect to the Reorganization and this offering)	$1.11
Dilution in pro forma net tangible book value per share to new investors in this offering(1)	$19.89

The following table summarizes, on an adjusted pro forma basis as of September 30, 2025, the total number of shares of Class A Common Stock owned by our existing investors (assuming that 100% of our Class B Common Stock has been cancelled in connection with a redemption of LLC Units for Class A Common Stock) and to be owned by new investors, the total consideration paid and the average price per share paid by our existing investors and to be paid by new investors in this offering at $21.00 per share, calculated before deduction of estimated underwriting discounts and commissions.

	Shares acquired		Total consideration		Average price per share
	Number	Percent	Amount	Percent
	(in thousands)		(in millions)
Existing investors(1)	25,107	69%	$29,049	11%	$1.16
New investors in this offering	11,500	31%	$241,500	89%	$21.00
Total	36,607	100%	$270,549	100%	$7.39

____________

(1)      The presentation in this table regarding ownership by existing investors does not give effect to any purchases that existing investors may make through our directed share program or otherwise purchase in this offering.

The data in the table excludes the shares of Class A Common Stock that may be reserved for issuance under any long-term incentive plan that may be adopted.

If the underwriters exercise in full their option to purchase additional shares of Class A Common Stock, the number of shares of Class A Common Stock being offered in this offering will be increased to 13,225,000, with such additional shares representing 11.5% of the total number of shares of Class A Common Stock.

Unaudited pro forma CONDENSED CONSOLIDATED financial information

The following unaudited pro forma condensed consolidated financial statements have been prepared in accordance with Article 11 of the Code of Federal Regulations Title 17 Part 210 (“Regulation S-X”), as amended, to reflect the impact of this offering, after giving effect to the Reorganization described in “Our Organizational Structure” and the use of proceeds described in “Use of Proceeds.”

Following the completion of the Reorganization, Cardinal Infrastructure Group Inc. will be a holding company whose principal asset will consist of 36.1% of the outstanding LLC Units (or 39.0% of LLC Units if the underwriters exercise in full their option to purchase additional shares of Class A Common Stock) that it acquires directly from Cardinal or from each of the Continuing Equity Holders. Cardinal Group will act as the sole managing member of Cardinal, will operate and control the business and affairs of Cardinal and, through Cardinal, will conduct its business.

The following unaudited pro forma condensed consolidated balance sheet as of September 30, 2025 presents our unaudited condensed consolidated pro forma balance sheet after giving effect to the Reorganization, including this offering and Cardinal NC acquisition, as if they had occurred on September 30, 2025. The following unaudited pro forma condensed consolidated statement of comprehensive income for the nine months ended September 30, 2025 and the year ended December 31, 2024 give effect to the Reorganization, including this offering, the planned application of proceeds (except for the Debt Repayment) as described in “Use of Proceeds,” and the Cardinal NC acquisition, as if they had occurred on January 1, 2024. We have derived the unaudited pro forma condensed consolidated balance sheet as of September 30, 2025 and the unaudited pro forma condensed consolidated statement of income for the nine months then ended from the unaudited condensed consolidated financial statements of Cardinal NC and from the unaudited condensed consolidated financial statements of Cardinal Group as of September 30, 2025.

We have derived the unaudited pro forma condensed consolidated statement of comprehensive income for the year ended December 31, 2024 from the audited financial statements of Cardinal NC, included elsewhere in this prospectus, to reflect the accounting for the transactions described below in accordance with GAAP. The unaudited pro forma condensed consolidated financial information reflects adjustments that are described in the accompanying notes and are based on available information and certain assumptions we believe are reasonable but are subject to change. Cardinal Group was formed on June 12, 2025 and on July 31, 2025 was capitalized at $200, and will have insignificant results of operations until the completion of this offering; therefore, its historical results of operations for the period then ended are not shown in separate columns in the unaudited pro forma condensed consolidated statement of comprehensive income.

As a public company, we will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. We expect to incur additional annual expenses related to these steps and, among other things, additional directors’ and officers’ liability insurance, director fees, costs for reporting requirements of the SEC, transfer agent fees, costs for hiring additional accounting, legal, and administrative personnel, increased auditing and legal expenses, and other related costs. Due to the scope and complexity of these activities, the amount of these costs would be based on subjective estimates and assumptions that could not be factually supported. We have not included any pro forma adjustments related to these costs.

The unaudited pro forma condensed consolidated financial information is provided for informational purposes only and is not necessarily indicative of the operating results that would have occurred if the Reorganization and the Cardinal NC acquisition had been completed as of the dates set forth above, nor is it indicative of our future results.

The unaudited pro forma condensed consolidated financial information should be read together with “Our organizational structure,” “Capitalization,” “Use of Proceeds,” “Summary historical and pro forma condensed consolidated financial and other data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our historical financial statements and related notes of Cardinal NC and Cardinal Group, each included elsewhere in this prospectus.

Summary of the Transactions

Reorganization Transactions

We have consummated, or will consummate, the organizational Transactions in connection with this offering. The pro forma adjustments related to the Reorganization are described in the notes to the unaudited pro forma condensed consolidated financial information and primarily include the assumptions that:

•        effective September 30, 2025 with the Cardinal Reorganization, we merged (i) first, newly formed merger subsidiaries of Cardinal NC with and into each of Cardinal NC’s non-wholly owned subsidiaries so that the minority equity holders of such non-wholly owned subsidiaries became equity holders of Cardinal NC and such non-wholly owned subsidiaries of Cardinal NC became wholly owned subsidiaries of Cardinal NC; and (ii) subsequently, a newly formed merger subsidiary of Cardinal with and into Cardinal NC so that the members of Cardinal NC became members of Cardinal and Cardinal NC became a wholly owned subsidiary of Cardinal.

•        Cardinal NC and the lenders of CCCRE Holdings, LLC (“CCCRE”) amended their underlying credit agreements to remove the Company’s guarantees for CCCRE’s outstanding notes payable. As a result of these amended agreements, Cardinal NC no longer has the power to direct the activities that most significantly affect its economic performance and is no longer obligated to absorb potential losses of the entity. Accordingly, Cardinal NC concluded that it is no longer the primary beneficiary of the Variable Interest Entity (“VIE”) and should deconsolidate the entity.

•        prior to the consummation of this offering, we amended and restated Cardinal’s existing operating agreement to, among other things, (i) recapitalize all existing ownership interests in Cardinal NC into 30,887,813 LLC Units of Cardinal after applying a conversion ratio of approximately 2,429 to one (and before giving effect to the use of proceeds described below), (ii) appoint Cardinal Group as the sole managing member of Cardinal upon its acquisition of LLC Units in connection with this offering, and (iii) provide certain redemption rights to the Continuing Equity Holders, including our Chief Executive Officer, the Chief Operating Officer of Cardinal NC and our Chief Financial Officer;

•        we amended and restated Cardinal Group’s certificate of incorporation to, among other things, (i) reclassify all outstanding shares of Common Stock into 1,718,750 shares of Class A Common Stock, as adjusted for an approximately 86 to one forward stock split, (ii) provide for Class A Common Stock, with each share of our Class A Common Stock entitling its holder to one vote per share on all matters presented to our stockholders generally, (iii) provide for Class B Common Stock, with each share of our Class B Common Stock entitling its holder to one vote per share on all matters presented to our stockholders generally, (iv) provide that shares of our Class B Common Stock may only be held by the Continuing Equity Holders and their respective permitted transferees as described in “Description of Capital Stock — Common Stock — Class B Common Stock;” and (v) provide for preferred stock, which can be issued by our board of directors in one or more series without stockholder approval;

•        we will issue 23,387,813 shares of our Class B Common Stock (after giving effect to the use of net proceeds as described below and assuming no exercise of the underwriters’ option to purchase additional shares of Class A Common Stock) to the Continuing Equity Holders, which is equal to the number of LLC Units held by such Continuing Equity Holders, at the time of such issuance of Class B Common Stock, for nominal consideration;

•        we will issue 11,500,000 shares of our Class A Common Stock to the purchasers in this offering (or 13,225,000 shares if the underwriters exercise in full their option to purchase additional shares of Class A Common Stock) in exchange for net proceeds of approximately $224.6 million (or approximately $258.3 million if the underwriters exercise in full their option to purchase additional shares of Class A Common Stock) based upon the initial public offering price of $21.00 per share, less the underwriting discount;

•        we will use the net proceeds from this offering to (i) purchase 13,218,750 newly issued LLC Units from Cardinal for approximately $224.6 million (or 14,943,750 LLC Units from Cardinal for $258.3 million in aggregate if the underwriters exercise in full their option to purchase additional shares of Class A Common Stock);

•        Cardinal intends to use the net proceeds from the issuance of the newly issued LLC Units to Cardinal Group, as follows: (i) to redeem LLC Units from certain Continuing Equity Holders for $157.5 million in aggregate, (ii) to repay approximately $24.3 million of borrowings outstanding under our New Credit Facility, (iii) to pay estimated offering expenses of $5.3 million and (iv) if any remain, for general corporate purposes as described under “Use of Proceeds;” and

•        Cardinal Group entered into (i) the Registration Rights Agreement with our Continuing Equity Holders and (ii) the Tax Receivable Agreement with Cardinal and the Continuing Equity Holders. For a description of the terms of the Registration Rights Agreement and the Tax Receivable Agreement, see “Certain Relationships and Related Party Transactions.”

Immediately following the consummation of the Transactions (including this offering and proposed use of proceeds):

•        Cardinal Group will be a holding company and its principal asset will consist of LLC Units it acquires directly from Cardinal and from each Continuing Equity Holder;

•        Cardinal Group will be the sole managing member of Cardinal and will control the business and affairs of Cardinal;

•        Cardinal Group will own, directly or indirectly, 13,218,750 LLC Units of Cardinal, representing approximately 36.1% of the economic interest in Cardinal (or 14,943,750 LLC Units, representing approximately 39.0% of the economic interest in Cardinal if the underwriters exercise in full their option to purchase additional shares of Class A Common Stock);

•        the Continuing Equity Holders will own (i) 23,387,813 LLC Units of Cardinal, representing approximately 63.9% of the economic interest in Cardinal (or approximately 61.0% of the economic interest in Cardinal if the underwriters exercise in full their option to purchase additional shares of Class A Common Stock) and (ii) 23,387,813 shares of Class B Common Stock of Cardinal Group, representing approximately 63.9% of the combined voting power of all of Cardinal Group’s common stock (or approximately 61.0% of the combined voting power if the underwriters exercise in full their option to purchase additional shares of Class A Common Stock);

•        the purchasers in this offering will own (i) 11,500,000 shares of Class A Common Stock of Cardinal Group (or 13,225,000 shares of Class A Common Stock of Cardinal Group if the underwriters exercise in full their option to purchase additional shares of Class A Common Stock), representing approximately 31.4% of the combined voting power of all of Cardinal Group’s common stock and 87.0% of the economic interest in Cardinal Group (or approximately 34.5% of the combined voting power and 88.5% of the economic interest if the underwriters exercise in full their option to purchase additional shares of Class A Common Stock), and (ii) through Cardinal Group’s ownership of LLC Units, indirectly will hold approximately 31.4% of the economic interest in Cardinal (or approximately 34.5% of the economic interest in Cardinal if the underwriters exercise in full their option to purchase additional shares of Class A Common Stock); and

•        Cardinal will be a holding company and its principal asset will consist of 100% of the outstanding membership interests in Cardinal and Cardinal will be the sole managing member of Cardinal NC and will control the business and affairs of Cardinal NC. See “Description of Capital Stock.”

As the sole managing member of Cardinal, we will operate and control all of the business and affairs of Cardinal and, through Cardinal, conduct our business. Following the Transactions, including this offering, Cardinal Group will control the management of Cardinal as its sole managing member. As a result, Cardinal Group will consolidate Cardinal and record a significant noncontrolling interest in a consolidated entity in Cardinal Group’s consolidated financial statements for the economic interest in Cardinal held by the Continuing Equity Holders.

Unless otherwise indicated, this prospectus reflects the shares of Class A Common Stock being offered at $21.00 per share. For more information regarding the impact of the initial offering price on the share information included throughout this prospectus, see “Summary — The Offering.”

Our organizational structure following this offering, as described below, is commonly referred to as an Up-C structure, which is often used by partnerships and limited liability companies when they undertake an initial public offering of their business. The Up-C structure will allow the Continuing Equity Holders to retain their equity ownership in Cardinal following the offering and to continue to realize tax benefits associated with owning interests in an entity that is treated as a partnership, or “flow-through” entity, for U.S. federal income tax purposes. Investors in this offering will, by contrast, hold their equity ownership in Cardinal Group, a Delaware corporation that is a domestic corporation for U.S. federal income tax purposes, in the form of shares of Class A Common Stock. One of the potential tax benefits to the Continuing Equity Holders associated with this structure is that future taxable income of Cardinal that is allocated to the Continuing Equity Holders will be taxed on a flow-through basis and, therefore, will not be subject to corporate taxes at the entity level. Additionally, because the Continuing Equity Holders may have their LLC Units redeemed by Cardinal (or at our option, directly exchanged with Cardinal Group) for newly issued shares of our Class A Common Stock on a one-for-one basis (subject to customary adjustments, including for stock splits, stock dividends, and reclassifications) or, at our option, for cash, the Up-C structure also provides the Continuing Equity Holders with potential liquidity that holders of non-publicly traded limited liability companies are not typically afforded. In connection with any such redemption or exchange of LLC Units, a corresponding number of shares of Class B Common Stock held by the relevant Continuing Equity Holder will automatically be transferred to Cardinal Group for no consideration and be canceled. The Continuing Equity Holders and Cardinal Group also each expect to benefit from the Up-C structure as a result of certain cash tax savings arising from redemptions or exchanges of the Continuing Equity Holders’ LLC Units for Class A Common Stock or cash, and certain other tax benefits covered by the Tax Receivable Agreement discussed in “Certain Relationships and Related Party Transactions — Tax Receivable Agreement.” See “Risk Factors — Risks Related to Our Organizational Structure.” In general, the Continuing Equity Holders expect to receive payments under the Tax Receivable Agreement in amounts equal to 85% of certain tax benefits, and Cardinal Group expects to benefit in the form of cash tax savings in amounts equal to 15% of such tax benefits. Any payments made by us to the Continuing Equity Holders under the Tax Receivable Agreement will reduce cash otherwise arising from such tax savings. We expect such payments will be substantial.

Expected Accounting Treatment of the Transactions

Following the completion of the Transactions, Cardinal Group will become the sole managing member of Cardinal. Although we will have a minority economic interest in Cardinal, we will have the sole voting interest in, and control of, the business and affairs of Cardinal. As a result, we will consolidate Cardinal and record a significant noncontrolling interest in equity in our consolidated financial statements for the economic interest in Cardinal held directly or indirectly by the Continuing Equity Holders.

Under GAAP, since the members of Cardinal prior to the exchange will continue to hold a controlling interest in Cardinal after the exchange (i.e., there was no Change in Control of Cardinal) and since Cardinal Group is considered a “shell company” which does not meet the definition of a business, the financial statements of the consolidated entity represent a continuation of the financial position and results of operations of Cardinal. Accordingly, the historical cost basis of assets, liabilities, capital, and accumulated earnings of Cardinal are carried over to the consolidated financial statements of the merged company as a common control transaction. Also, after consummation of this offering, Cardinal Group will become subject to U.S. federal, state, and local income taxes with respect to our allocable share of any taxable income of Cardinal which will be taxed at the prevailing corporate tax rates.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
As of September 30, 2025

	Cardinal Group	Cardinal Historical	Reorganization Adjustments	Notes	Offering Adjustments	Notes	Pro Forma Combined
Assets
Current assets:
Cash	$74,460	$18,386,648	$3,089	(a)	$224,595,000	(b)	$80,210,677
			(74,260)	(h)	(5,274,260)	(c)
					(157,500,000)	(d)
					—	(f)
Accounts receivable, net	—	61,347,731					61,347,731
Contract assets	—	40,375,000					40,375,000
Prepaid expenses	—	1,447,093					1,447,093
Other assets	1,525,740	2,803,156			(2,131,995)	(c)	2,196,901
Total current assets	1,600,200	124,359,628	(71,171)		59,688,744		185,577,401
Property and equipment, net	—	71,391,057					71,391,057
Operating lease right-of-use assets	—	5,813,977					5,813,977
Deferred tax asset	—	—	44,883,386	(g)			44,883,386
Goodwill	—	10,977,236					10,977,236
Other intangible assets	—	1,114,785					1,114,785
Total assets	$1,600,200	$213,656,683	$44,812,215		$59,688,744		$319,757,842

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Current portion of notes payable	—	21,251,653			—	(f)	21,251,653
Current portion of finance lease liabilities	—	3,379,183					3,379,183
Current portion of operating lease liabilities	—	2,563,366					2,563,366
Accounts payable	—	56,813,046			(606,256)	(c)	56,206,790
Accrued distributions	—	319,213	12,549,281	(i)			12,868,494
Accrued expenses	1,500,000	2,404,471			(1,500,000)	(c)	2,404,471
Contingent consideration payable	—	845,833					845,833
Contract liabilities		15,758,127					15,758,127
Related party loans to shareholders	74,260	—	(74,260)	(h)			—
Total current liabilities	1,574,260	103,334,892	12,475,021		(2,106,256)		115,277,917

Notes payable, less current portion, net of unamortized debt issuance costs	—	59,513,048			—	(f)	59,513,048
Finance lease liabilities, less current portion	—	5,863,066					5,863,066
Operating lease liabilities, less current portion	—	3,372,914					3,372,914
TRA Liability	—	—	38,150,878	(g)			38,150,878
Total liabilities	1,574,260	172,083,920	50,625,899		(2,106,256)		222,177,823

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET — (Continued)
As of September 30, 2025

	Cardinal Group	Cardinal Historical	Reorganization Adjustments	Notes	Offering Adjustments	Notes	Pro Forma Combined
Members’ equity

Retained earnings	—	41,572,763	(12,549,281)	(i)	(7,047,314)	(d)	—
					(21,976,168)	(e)
Stockholders’ equity
Class A Common Stock, par value $0.0001 per share; no shares authorized, issued and outstanding, actual; 500,000,000 shares authorized, 1,718,750 shares issued and outstanding, pro forma; 13,218,750 shares issued and outstanding, pro forma, as adjusted	200				1,150	(b)	1,350.00
Class B Common Stock, par value $0.0001 per share; no shares authorized, issued and outstanding, actual; 500,000,000 shares authorized, 30,887,813 shares issued and outstanding, pro forma; 23,387,813 shares issued and outstanding, pro forma, as adjusted	—		3,089	(a)	(750)	(d)	2,339
Preferred Stock $0.0001 par value per share, no shares authorized, issued and outstanding, actual; 10,000,000 authorized, no shares issued and outstanding, pro forma; no shares issued and outstanding, pro forma, as adjusted	—						—
Additional paid-in-capital	25,740		6,732,508	(g)	224,593,850	(b)	39,534,171
					(5,300,000)	(c)
					(150,451,936)	(d)
					(36,065,991)	(e)
Noncontrolling interests attributable to Cardinal Infrastructure Group Inc.	—				58,042,159	(e)	58,042,159
Total members’/stockholders equity	25,940	41,572,763	(5,813,684)		61,795,000		97,580,019
Total liabilities and equity	$1,600,200	$213,656,683	$44,812,215		$59,688,744		$319,757,842

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
STATEMENT OF COMPREHENSIVE INCOME
For the Nine Months Ended September 30, 2025

	Cardinal Group	Cardinal Historical	Reorganization Adjustments	Notes	Offering Adjustments	Notes	Pro Forma Consolidated
Revenues	$—	$310,235,696					$310,235,696
Cost of revenues	—	245,301,817					245,301,817
General and administrative	—	10,072,170	97,980	(aa)			10,170,150
Depreciation expense	—	17,715,174	(13,483)	(aa)			17,701,691
Amortization expense		5,601,216					5,601,216
Loss (gain) on disposal of property and equipment	—	(128,262)					(128,262)
Income from operations	—	31,673,581	(84,497)		—		31,589,084

Other expense:
Interest expense, net	—	(3,871,909)	70,791	(aa)	—	(bb)	(3,801,118)
Other expense, net	—	90,028	(115,836)	(aa)			(25,808)
Total other expense, net	—	(3,781,881)	(45,045)		—		(3,826,926)

Net income before taxes	—	27,891,700	(129,542)		—		27,762,158
Income tax expense	—	(1,691,154)	(592,292)	(cc)	—	(cc)	(2,283,446)
Net income, including noncontrolling interests	$—	$26,200,546	$(721,834)		$—		$25,478,712
Less: Net income attributable to noncontrolling interests	—	6,463,278	(6,463,278)	(dd)	$16,278,266	(ee)	16,278,266
Net income attributable to Cardinal Group	$—	$19,737,268	$5,741,444		$(16,278,266)		$9,200,446
Pro forma per share data:
Pro forma net income per share:
Basic and diluted						(ff)	$0.70
Pro forma weighted average shares used to compute pro forma net income per share
Basic and diluted		—				(ff)	13,218,750

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
STATEMENT OF COMPREHENSIVE INCOME
For the Year Ended December 31, 2024

	Cardinal Group	Cardinal Historical	Reorganization and offering Adjustments	Notes	Offering Adjustments	Notes	Pro Forma Consolidated
Revenues	$—	$315,187,523					$315,187,523
Cost of revenues	—	249,888,575	—				249,888,575
General and administrative	—	10,687,302	96,670	(aa)			10,783,972
Depreciation expense	—	18,663,746	(19,263)	(aa)			18,644,483
Loss (gain) on disposal of property and equipment	—	13,534					13,534
Income from operations	—	35,934,366	(77,407)		—		35,856,959

Other expense:
Interest expense, net	—	(4,828,058)	126,564	(aa)	—	(bb)	(4,701,494)
Other expense, net	—	(1,456,565)	(159,079)	(aa)			(1,615,644)
Total other expense, net	—	(6,284,623)	(32,515)		—		(6,317,138)

Net income before taxes	—	29,649,743	(109,922)		—		29,539,821

Income tax expense	—	(1,352,509)	(1,077,150)	(cc)	—	(cc)	(2,429,659)

Net income, including noncontrolling interests	$—	$28,297,234	$(1,187,072)		$—		$27,110,162

Less: Net income attributable to noncontrolling interests	—	6,939,888	(6,939,888)	(dd)	17,320,594	(ee)	17,320,594
Net income attributable to Cardinal Group	$—	$21,357,346	$5,752,816		$(17,320,594)		$9,789,568
Pro forma per share data:
Pro forma net income per share
Basic and diluted						(ff)	$0.74
Pro forma weighted average shares used to compute pro forma net income per share
Basic and diluted						(ff)	$13,218,750

Note 1: Adjustments to unaudited pro forma condensed consolidated balance sheet and unaudited pro forma condensed consolidated statement of income

The pro forma adjustments included in the unaudited pro forma condensed consolidated balance sheet as of September 30, 2025 are as follows:

(a)     Reflects the net effect on cash and cash equivalents and stockholders’ equity of the issuance of shares of Class B Common Stock to the Continuing Equity Holders, which is equal to the number of LLC Units held by such Continuing Equity Holders, at the time of such issuance of Class B common stock, for nominal consideration.

(b)    Reflects the net effect on cash and cash equivalents and stockholders’ equity of the receipt of offering proceeds to us of $224.6 million, based on the sale of 11,500,000 shares of Class A Common Stock (or $258.3 million after accounting for offering costs, based on the sale of 13,225,000 shares if the underwriters exercise in full their option to purchase additional shares of Class A Common Stock) at the initial public offering price of $21.00 per share, after deducting the estimated underwriting discount. See “Use of Proceeds.”

(c)     Reflects deferred offering costs expenses incurred in connection with the Transactions, including this offering, that Cardinal Group and Cardinal has incurred, will bear or reimburse to Cardinal Group and the corresponding offset to offering proceeds as if the offering occurred on September 30, 2025.

(d)    Reflects the purchase of 7,500,000 LLC Units from each of the Continuing Equity Holders on a pro rata basis for $157.5 million in aggregate.

(e)     Upon completion of the Reorganization, we will become the sole managing member of Cardinal. Although we will have a minority economic interest in Cardinal, we will have the sole voting interest in, and control of the management of, Cardinal. As a result, we will consolidate the financial results of Cardinal and will report a noncontrolling interest related to the interests in Cardinal held by the Continuing Equity Holders in our consolidated balance sheet. Immediately following the Reorganization, the economic interests held by the noncontrolling interest will be approximately 63.9%. If the underwriters were to exercise their option to purchase additional shares of our Class A Common Stock in full, the economic interests held by the noncontrolling interest would be approximately 61.0%.

(f)     Upon the closing of this offering, we expect Cardinal to use a portion of the proceeds to repay $24.3 million in borrowings on the New Credit Facility entered into on October 1, 2025. No pro forma adjustment has been reflected for this repayment because the related borrowings under the New Credit Facility are not included in the pro forma condensed combined financial information. See “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Sources of Capital — Credit Facilities, Debt and Other Capital.”

(g)    Reflects adjustments for deferred tax assets and obligations under the Tax Receivable Agreement triggered by the purchase of LLC Units from each of the Continuing Equity Holders, as described in greater detail under “Our Organizational Structure” and “Certain Relationships and Related Party Transactions — Tax Receivable Agreement,” in connection with the completion of this offering. The pro forma adjustments reflect the following:

•        Estimated deferred tax benefit of approximately $44.9 million recognized for the tax benefit of the difference in basis between reporting under GAAP and income tax reporting purposes associated with the purchase of LLC Units from each of the Continuing Equity Holders. In connection with this purchase, we intend to make an election under Section 754 of the Code, which will allow us to succeed to the aggregate historical tax basis of LLC Units. The total tax benefit from such historical tax basis, including any increases thereto as a result of the Transactions, will primarily be amortized over 15 years pursuant to Section 197 of the Code, subject to further allocation adjustments to be made at the time of preparation of our tax returns.

•        Corresponding liability under the Tax Receivable Agreement triggered by the purchase of LLC Units from each of the Continuing Equity Holders of $38.2 million representing 85% of the amount of tax benefits that Cardinal Group Inc. expects us to realize related to certain tax basis adjustments and payments made under the Tax Receivable Agreement.

•        Credit to Additional paid-in capital associated with the deferred tax assets ($44.9 million) reduced by a charge for the obligation under the Tax Receivable Agreement for a total adjustment of $38.2 million, for a total net credit of $6.7 million.

(h)    Reflects a decrease in cash and cash equivalents and related party loans to shareholders for the repayment of $0.1 million in borrowings from related parties within Cardinal Group as if it occurred on September 30, 2025. This loan was subsequently repaid in November 2025, see Note 4 of the Interim Condensed Financial Statements of Cardinal Group included elsewhere in this prospectus.

(i)     Reflects an increase in accrued distributions and corresponding decrease in members equity for $12.5 million in tax distributions paid subsequent to September 30, 2025 from Cardinal as if it occurred on September 30, 2025.

Due to the uncertainty as to the amount and timing of future redemptions or exchanges of the LLC Units by the Continuing Equity Holders and as to the price per share of our Class A Common Stock at the time of any such exchanges, the unaudited pro forma condensed combined financial information does not assume any future exchanges of LLC Units. See Note 2, Deferred Income Taxes and Tax Receivable Agreement for further discussion.

The pro forma adjustments included in the unaudited pro forma condensed consolidated statement of income for the nine months ended September 30, 2025 and for the year ended December 31, 2024 are as follows:

(aa)   Reflects a decrease in depreciation, interest expense, and equity in income of unconsolidated affiliates and an increase in general and administrative expenses as if the CCCRE VIE deconsolidated on January 1, 2024.

(bb)  Upon the closing of this offering, we expect Cardinal to use a portion of the proceeds to repay approximately $24.3 million of borrowings under the New Credit Facility entered into on October 1, 2025. No pro forma reduction to interest expense has been reflected because the related borrowings are not included in the pro forma condensed combined financial information. See “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Sources of Capital — Credit Facilities, Debt and Other Capital.”

(cc)   Provides for an assumed income tax expense on our earnings which is calculated at 8.23% of income before income tax expense. Following the Transactions, we will be subject to U.S. federal income taxes in addition to applicable state and local taxes with respect to our allocable share of net taxable income of Cardinal. Accordingly, we have provided income taxes assuming a blended federal, state, and local rate of 22.78% on our allocable share of taxable income, and assuming no adjustments for non-taxable or non-deductible amounts of income and expenses. The actual rate could vary from the rate used in the pro forma financial statements.

(dd)  Reflects the elimination of noncontrolling interests attributable to Cardinal NC as a result of minority equity holders of non-wholly owned subsidiaries becoming equity holders of Cardinal NC and such non-wholly owned subsidiaries of Cardinal NC became wholly owned subsidiaries of Cardinal NC, as if it occurred on occurred on January 1, 2024.

(ee)   Reflects the portion of our net income allocable to the noncontrolling interest. After the Transactions, we will become the managing member of Cardinal with a 36.1% economic interest but will control the management of Cardinal. The Continuing Equity Holders will own the remaining 63.9% economic interest in Cardinal, which will be accounted for as a noncontrolling interest in our future consolidated financial statements. If the underwriters were to exercise their option to purchase additional shares of our Class A Common Stock in full, the economic interests held by the noncontrolling interest would be approximately 39.0%.

(ff)    Pro forma net income per share is computed by dividing the net income attributable to holders of Class A Common Stock by the weighted-average shares of Class A Common Stock outstanding during the period. Shares of Class B Common Stock do not participate in earnings of Cardinal Group. As a result, the shares of Class B Common Stock are not considered participating securities and are not included in the weighted-average shares outstanding for purposes of computing pro forma net income per share.

Note 2: Deferred income taxes and Tax Receivable Agreement

As described in “Our Organizational Structure,” we intend to use the net proceeds from this offering to purchase newly issued LLC Units directly from Cardinal, Cardinal intends to use a portion of the proceeds to redeem existing LLC Units from each Continuing Equity Holder. As a result of our post-offering organizational structure, Cardinal Group expects to obtain (i) an allocable share (and increases thereto) of existing tax basis in Cardinal’s assets and tax basis adjustments with respect to such assets resulting from (a) Cardinal’s redemption of LLC Units from each Continuing Equity Holder in connection with the Transactions, as described under “Use of Proceeds,” (b) any future redemptions or exchanges of LLC Units from the Continuing Equity Holders as described under “Certain Relationships and Related Party Transactions — Cardinal Operating Agreement,” (c) certain distributions (or deemed distributions) by Cardinal, and (d) payments made under the Tax Receivable Agreement; and (ii) certain tax benefits (such as interest deductions) arising from payments made under the Tax Receivable Agreement. We intend to treat any redemption or exchange of LLC Units for our Class A Common Stock or our cash as our direct purchase of LLC Units from the Continuing Equity Holders for U.S. federal income and other applicable tax purposes, regardless of whether such LLC Units are surrendered by the Continuing Equity Holders to Cardinal for redemption or sold to us upon the exercise of our election to acquire such LLC Units directly. Moreover, as a result of the application of the principles of Section 704(c) of the Code and the U.S. Treasury regulations issued thereunder, which require that items of income, gain, loss and deduction attributable to property owned by Cardinal on the date that we purchase LLC Units directly from Cardinal with a portion of the proceeds from this offering must be allocated among the members of Cardinal to take into account the difference between the fair market value and the adjusted tax basis of such assets on such date, Cardinal may be required to make certain special allocations of its items of loss and deduction to us over time that are in excess of our pro rata share of such items of loss or deduction. Such Basis Adjustments and Section 704(c) allocations may have the effect of reducing the amounts we would otherwise pay in the future to various tax authorities and may also decrease gains (or increase losses) on future dispositions of certain assets to the extent tax basis is allocated to those assets.

We will recognize a deferred tax asset for financial reporting purposes when it is “more-likely-than-not” that we will realize the tax benefit.

In addition, as part of the Transactions, we entered into the Tax Receivable Agreement with Cardinal and the Continuing Equity Holders that provides for payment by us to the Continuing Equity Holders of 85% of certain tax benefits, if any, that Cardinal Group actually realizes, or in some circumstances is deemed to realize, as a result of Basis Adjustments and certain tax benefits (such as interest deductions) arising from payments made under the Tax Receivable Agreement. These Tax Receivable Agreement payments are not conditioned upon one or more of the Continuing Equity Holders maintaining a continued ownership interest in Cardinal. If a Continuing Equity Holder transfers LLC Units but does not assign to the transferee of such units its rights under the Tax Receivable Agreement, such Continuing Equity Holder generally will continue to be entitled to receive payments under the Tax Receivable Agreement arising in respect of a subsequent exchange of such LLC Units. In general, the Continuing Equity Holders’ rights under the Tax Receivable Agreement may not be assigned, sold, pledged, or otherwise alienated to any person without such person becoming a party to the Tax Receivable Agreement and agreeing to succeed to the applicable Continuing Equity Holder’s interest therein. Amounts payable under the Tax Receivable Agreement are contingent upon, among other things, generation of sufficient future taxable income during the term of the Tax Receivable Agreement.

If all of the Continuing Equity Holders were to exchange or redeem their remaining LLC Units immediately after the IPO, which is assumed to be September 30, 2025 for purposes of the pro forma information presented herein (excluding the impact of the underwriters exercising in full their option to purchase additional shares of Class A Common Stock and the intended use of net proceeds by Cardinal to redeem LLC Units from the Continuing Equity Holders), we would recognize an additional deferred tax asset of approximately $139.9 million and a related liability for payments under the Tax Receivable Agreement of approximately $119.0 million assuming, among other factors (i) all exchanges occurred on the same day; (ii) a price of $21.00 per share of Class A Common Stock; (iii) a constant corporate tax rate of 22.78%; (iv) sufficient taxable income to fully utilize the tax benefits; (v) Cardinal is able to fully depreciate or amortize its assets; and (vi) no material changes in applicable tax law. For each 5% increase (decrease) in the amount of LLC Units exchanged by the Continuing Equity Holders, our deferred tax asset would increase (decrease) by approximately $2.2 million and the related liability for payments under the Tax Receivable Agreement would increase (decrease) by approximately $1.9 million assuming that the price per share of the Class A Common Stock at the time of the exchange and the corporate tax rate remains the same. These amounts are estimates and have been prepared for informational purposes only. The actual amount of deferred tax assets and related liabilities that we will recognize will differ based on, among other things, the timing of the redemptions or exchanges, the price of our shares of Class A Common Stock at the time of the redemptions or exchanges, the availability of sufficient taxable income and the tax rates then in effect, and may be significantly different from the amounts described in the preceding sentence.

We may elect (with the approval of a majority of our independent directors (within the meaning of the Nasdaq listing rules)) to terminate the Tax Receivable Agreement early by making an immediate cash payment equal to the present value of the anticipated future tax benefits that would be required to be paid by us to the Continuing Equity Holders under the Tax Receivable Agreement. The calculation of such cash payment would be based on certain assumptions, including, among others, (i) that any Continuing Equity Holders’ LLC Units that have not been exchanged are deemed exchanged, in general, for the fair market value of our Class A Common Stock that would be received by such Continuing Equity Holder if such LLC Units had been exchanged at the time of termination; (ii) we will have sufficient taxable income in each future taxable year to fully realize all potential tax savings; (iii) the federal tax rates for future years will be those specified in the law as in effect at the time of termination and the combined state and local tax rates will be an assumed tax rate; and (iv) certain non-amortizable assets are deemed disposed of within specified time periods. The Company will reassess the tax benefit payments liability at each reporting period based on updated exchange activity and tax benefit realization. The contractual Early Termination Rate is defined under the agreement as the lesser of (i) 6.5% per annum, compounded annually, and (ii) SOFR plus 100 basis points, which applies to early termination payments and may serve as a reference point for market participant assumptions. We expect that if the Tax Receivable Agreement were terminated immediately after this offering (based on the initial public offering price of $21.00 per share of Class A Common Stock), the estimated termination payments based on management’s preliminary assumptions would be approximately $ 104.6 million (calculated using a 4.95% discount rate equal to the lesser of (i) SOFR plus 100 basis points and (ii) 6.5%, applied against an undiscounted liability of approximately $157.1 million based on (A) a 21% U.S. federal corporate income tax rate and (B) applicable state and local income tax rates). A 100 basis point reduction in the discount rate would result in the tax benefit payments liability of approximately $113.0 million.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Summary — Summary Historical and Pro Forma Financial Data” and the accompanying financial statements and related notes thereto included elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our future plans, estimates, beliefs and expected performance. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside our control. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences are discussed elsewhere in this prospectus, including in “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” all of which are difficult to predict. In light of these risks, uncertainties and assumptions, the forward-looking statements discussed may not occur. We do not undertake any obligation to publicly update any forward-looking statements except as otherwise required by applicable law.

Unless otherwise indicated, the historical financial information in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” reflects only the historical financial results of our predecessor, Cardinal, and does not give effect to the transactions described in “Our Organizational Structure.”

Overview

We provide a comprehensive suite of infrastructure services to the residential, commercial, industrial, municipal, and state infrastructure markets. Our operations leverage a large highly skilled workforce and a fleet of specialized equipment to deliver wet utility installations (water, sewer, and stormwater systems), as well as grading, site clearing, erosion control, drilling and blasting, paving, and other related site services. We are becoming the platform of choice for a diverse array of infrastructure construction projects in our target geographies that require high-level technical expertise and sophistication. We seek to safely execute site work solutions within both the individual project’s schedule and budget, while strengthening our relationships with our growing list of customers. We believe we are one of the fastest-growing, full-service turnkey infrastructure services companies in the Southeastern United States. We deliver our suite of comprehensive in-house services that support the planning, preparation, installation, and development of residential, commercial, industrial, municipal, and state infrastructure, significantly reducing the need for subcontractors and ensuring industry-leading project execution. Led by an experienced, long-tenured management team and supported by talented project managers, we are driven by a culture of safety and employee development. Our high-level expertise, technical sophistication, and expedited delivery of services result in strong margins. We believe we are well positioned to continue growing our revenue and profitability in a very fragmented and highly attractive industry.

The Southeastern United States is one of the fastest-growing regions with respect to population and job growth. The three distinct and attractive markets in which we primarily operate today (the greater Charlotte, Raleigh, and Greensboro areas of North Carolina) have experienced a combined annual population growth of 6.6% from 2020 to 2024, compared to 2.6% for the rest of the United States. Our footprint is strategically aligned with the North Carolina Research Triangle, which houses numerous educational institutions and knowledge-sector companies that are among the core drivers of job growth in the state. In 2024, North Carolina issued approximately nine new housing permits per 1,000 residents, compared to about four new permits per 1,000 residents for the United States overall.

We maintain deep, long-standing relationships with a diverse customer base, including some of the largest regional and national home builders, as well as general contractors supporting commercial and industrial construction. We believe these relationships enable us to consistently win new contracts and expand both within our current markets and into new geographies. We are already fully integrated within our Raleigh market and are completing integration buildouts in our other markets. We believe this significantly reduces wait times between each phase of construction, minimizes timeline risk, and increases the likelihood of successful execution. As the first step in the construction process, customers highly value our speed of delivery, quality of work, and reputation for excellence, which results in recurring business and better margins. Our dedication to proven processes, technology, and safety has enabled our strong growth and reputation.

For the nine months ended September 30, 2025, we generated revenue of approximately $310.2 million, supported by a robust backlog of approximately $646 million at September 30, 2025, compared to revenue of approximately $230.3 million for the nine months ended September 30, 2024. For the year ended December 31, 2024, we generated revenue of approximately $315.2 million, supported by a robust backlog of approximately $512 million at December 31, 2024, compared to revenue of approximately $248.0 million for the year ended December 31, 2023 and a backlog of approximately $401 million at December 31, 2023. For the nine months ended September 30, 2025, net income was approximately $26.2 million, Gross Profit was approximately $41.6 million, Adjusted Gross Profit was approximately $64.9 million, EBITDA was approximately $55.1 million and Adjusted EBITDA was approximately $55.7 million, compared to net income of approximately $21.9 million, Gross Profit of approximately $34.4 million, Adjusted Gross Profit of approximately $48.0 million, EBITDA of approximately $39.9 million and Adjusted EBITDA of approximately $41.3 million for the nine months ended September 30, 2024. For the year ended December 31, 2024, net income was approximately $28.3 million, Gross Profit was approximately $46.6 million, Adjusted Gross Profit was approximately $65.3 million, EBITDA was approximately $53.1 million and Adjusted EBITDA was approximately $56.5 million, compared to net income of approximately $24.3 million, Gross Profit of approximately $35.6 million, Adjusted Gross Profit of approximately $48.8 million, EBITDA of approximately $41.5 million and Adjusted EBITDA of approximately $43.1 million for the year ended December 31, 2023. For the nine months ended September 30, 2025, our net income margin was approximately 8.4%, EBITDA Margin was approximately 17.8%, Adjusted EBITDA Margin was approximately 17.9%, Gross Profit Margin was approximately 13.4% and Adjusted Gross Profit Margin was approximately 20.9%, compared to net income margin of approximately 9.5%, EBITDA Margin of approximately 17.3%, Adjusted EBITDA Margin of approximately 17.9%, Gross Profit Margin of approximately 14.9% and Adjusted Gross Profit Margin of approximately 20.8% for the nine months ended September 30, 2024. For the year ended December 31, 2024, our net income margin was approximately 9.0%, EBITDA Margin was approximately 16.9%, Adjusted EBITDA Margin was approximately 17.9%, Gross Profit Margin was approximately 14.8% and Adjusted Gross Profit Margin was approximately 20.7%, compared to net income margin of approximately 9.8%, EBITDA Margin of approximately 16.7%, Adjusted EBITDA Margin of approximately 17.4%, Gross Profit Margin of approximately 14.4% and Adjusted Gross Profit Margin of approximately 19.7% for the year ended December 31, 2023. Our backlog, which was approximately $646 million at September 30, 2025, enables management to assess future revenue visibility and anticipate business activity. Historically, our maintenance capital expenditure as a percentage of EBITDA has been relatively low resulting in our business being highly cash generative and primed for continued expansion. We believe these financial results position us well for continued profitable growth and operational flexibility.

Recent Transactions

On January 3, 2025, Cardinal Civil Contracting Charlotte, LLC acquired substantially all of the operating assets and certain liabilities of Purcell Construction, Inc., Purcell Construction Group, LLC, and Orange T, LLC (collectively referred to herein as “Purcell”).

On May 30, 2025, the Company formed Cardinal Civil Contracting Triad, LLC (“Triad”), which acquired substantially all of the operating assets and certain liabilities of Page and Associates, Inc., and MJS & GCP, LLC (collectively referred to herein as “Page”). Page operated a turn-key site work contracting business primarily in the Greensboro, North Carolina market, and as of August 31, 2025 the Greensboro market had a backlog of $84 million.

On October 1, 2025, we acquired substantially all of the assets of Red Clay Industries, Inc. pursuant to an APA. Red Clay is a provider of asphalt paving, concrete contracting, concrete reclamation and soil stabilization in North Carolina. We funded the $40.0 million purchase price with $39.0 million of borrowings under our New Credit Facility (as defined below) and we assumed approximately $1.0 million of liabilities.

These acquisitions are consistent with our strategy of acquiring either a starting site preparation business or a tuck-in acquisition in a market we are already in. For example, we acquired Purcell to broaden our services in Charlotte, North Carolina, and the border communities of South Carolina, and Purcell works closely with Monroe Roadways Contractors Inc., which we acquired in July 2023 as our starting point in Charlotte.

Key Factors Affecting Our Performance

We believe our future performance will depend on many factors, including those described below and in the sections titled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” included elsewhere in this prospectus.

•        Continuing to build out the basics of our site preparation business in a given market and focus initially on residential home building.    We believe starting with residential construction in a new market gives us large, multi-phase opportunities with the ability to establish our service reputation, which can help in other adjacent cities in the future. We start with core site preparation services, such as underground capabilities like drilling and blasting, wet utility work (wastewater, fresh water and storm drainage), electrical utility conduit lines and grading.

•        Capturing additional service lines and continued vertical integration.    By adding capabilities that are complementary to our core construction competencies, we are able to improve our breadth of service to our customer and improve our Gross Profit Margin opportunities, more effectively compete for contracts and compete for contracts that might not otherwise be available to us. These capabilities may be through internal efforts or small, tuck-in acquisitions. Some of these additional capabilities include paving, asphalt plants, CCTV inspection, drilling and blasting and concrete work.

•        Expanding the customer mix.    While the initial activity in a market focuses on residential site preparation, once our full capabilities are close to complete, we can more effectively seek out other customers within the commercial, industrial, retail and state infrastructure market.

•        Expanding into adjacent markets.    As an example, we started in Raleigh, NC. We entered the Charlotte market in 2023 via a small acquisition and now Charlotte is roughly 18% of our total revenue and growing faster than Raleigh for the twelve months ended September 30, 2025. We entered the Greensboro, NC market in 2024 and expanded further into this market via a small acquisition in 2025. Additional market opportunities include Wilmington, NC, Columbia, SC, Charleston, SC, Greenville, SC, Savannah, GA, Knoxville, TN and Nashville, TN.

•        Continue to Develop Our Employees.    We believe that our employees are key to the successful implementation of our business strategy, and we will continue allocating significant resources in order to attract and retain talented managers and supervisory and field personnel.

Reorganization Transactions

The historical results of operations discussed in this section are those of Cardinal prior to the completion of the Transactions, including this offering, and do not reflect certain items that we expect will affect our results of operations and financial position after giving effect to the Reorganization, including this offering and the use of proceeds from this offering.

Following the completion of the Reorganization, Cardinal Group will become the sole managing member of Cardinal. Although we will have a minority economic interest in Cardinal, we will have the sole voting interest in, and control of the business and affairs of, Cardinal. As a result, Cardinal Group Inc. will consolidate Cardinal and record a significant noncontrolling interest in a consolidated entity in Cardinal Group Inc.’s consolidated financial statements for the economic interest in Cardinal held by the Continuing Equity Holders. Immediately after the Reorganization, investors in this offering will collectively own 11,500,000 shares of our outstanding Class A Common Stock, representing 87.0% of the economic interest in Cardinal Group (or 13,225,000 shares of our Class A Common Stock if the underwriters exercise in full their option to purchase additional shares of Class A Common Stock, representing 88.5% of the economic interest in Cardinal Group), Cardinal Group will own 11,500,000 LLC Units (or 13,225,000 LLC Units if the underwriters exercise in full their option to purchase additional shares of Class A Common Stock), representing 36.1% of the LLC Units (or 39.0% if the underwriters exercise in full their option to purchase additional shares of Class A Common Stock) and the Continuing Equity Holders will collectively own 23,387,813 LLC Units, representing 63.9% of the LLC Units (or representing 61.0% if the underwriters exercise in full their option to purchase additional shares of Class A Common Stock). Accordingly, net income attributable to non-controlling interest will represent 63.9% of the operating income before interest income (expense) of Cardinal Group (or 61.0% if the underwriters exercise in full their option to purchase additional shares of Class A Common Stock). Cardinal Group is a holding company that conducts no operations and, as of the consummation of this offering, its principal asset will be LLC Units we purchase from Cardinal. As a result, the historical consolidated financial data may not give you an accurate indication of what our actual results would have been if the transactions described in “Our Organizational Structure” had been completed at the beginning of the periods presented or of what our future results of operations are likely to be. See “Our Organizational Structure.”

After consummation of the Reorganization, Cardinal Group will become subject to U.S. federal, state, and local income taxes with respect to our allocable share of taxable income of Cardinal and will be taxed at the prevailing corporate tax rates. In addition to tax expenses, we also will incur expenses related to our status as a public company, plus payment obligations under the Tax Receivable Agreement, which we expect to be significant. We intend to cause Cardinal to make distributions to us in an amount sufficient to allow us to pay these expenses and fund any payments due under the Tax Receivable Agreement. See “Certain Relationships and Related Party Transactions — Cardinal Operating Agreement” and “Unaudited Pro Forma Condensed Consolidated Financial Information” for further discussion on the Tax Receivable Agreement, our tax treatment, and the comparability differences between our current and future financial statements.

Other Factors Impacting Results of Operations

Backlog (period end)

Backlog at period end represents our estimate of future revenue from our construction contracts. We add the value of new contracts to backlog when secured through negotiated private transactions or when we are the low bidder on a public sector contract and management determines there are no apparent impediments to award. As work progresses, backlog is adjusted to reflect changes in estimated quantities under fixed unit price contracts, as well as to reflect changed conditions, change orders and other variations from initially anticipated contract revenues and costs, including completion penalties and bonuses. Revenue recognized on contracts and contracts cancellations are deducted from backlog.

Backlog is a key operational metric used by management to assess future revenue visibility and anticipated business activity. It is not defined under U.S. GAAP and differs from the remaining performance obligations disclosed in our financial statements under ASC 606. The primary difference is that backlog includes project commitments and signed contracts that have not yet commenced, whereas remaining performance obligations include only contracts for which performance has begun.

While there is uncertainty in the availability and timing of new bid opportunities and the award of new contracts, many of which involve a lengthy and complex design and bidding process, our backlog reflects contracts and commitments that have already been awarded, including certain commitments from customers with whom we have a demonstrated history of successful conversion to executed contracts. See “Risk Factors — Risks Related to Our Business and Industry.” Though backlog provides visibility into potential future revenue, it remains subject to execution risks, including potential cancellation, scope changes, permitting delays, and deferred start dates. As a result, the timing and amount of revenue ultimately realized from backlog may differ from our current estimates, and backlog at any point in time should not be viewed as a guarantee of future revenue or profitability. See “Risk Factors — Risks Related to Our Business and Industry.”

The table below summarizes our project backlog at the dates indicated, categorized by stage of commitment. Categories range from projects in progress under executed contracts to early-stage awards with varying levels of customer commitment. Detailed descriptions of each category follow the table.

	September 30, 2025	December 31, 2024	September 30, 2024	December 31, 2023
Signed contracts	$553,000,000	$351,000,000	$368,000,000	$284,000,000
Letters of intent and issued contracts	93,000,000	161,000,000	150,000,000	117,000,000
Total backlog	$646,000,000	$512,000,000	$518,000,000	$401,000,000

Our signed contracts comprise executed agreements covering both active projects in which performance has begun and projects for which performance has not yet commenced. Our letters of intent and issued contracts represent arrangements in which the parties have reached agreement on principal terms, evidenced either by a signed letter of intent or by issuance of a written contract pending execution.

The table below summarizes backlog by customer type and contract pricing method as of the dates indicated:

	September 30, 2025	December 31, 2024	September 30, 2024	December 31, 2023
Private sector, lump sum	$584,000,000	$479,000,000	$511,000,000	$395,000,000
Private sector, fixed unit price	18,000,000	20,000,000	—	—
Public sector, fixed unit price	44,000,000	13,000,000	7,000,000	6,000,000
Total backlog	$646,000,000	$512,000,000	$518,000,000	$401,000,000

Our lump sum contracts require us to perform a defined scope of work for a stated total price. Under this structure, we bear the economic risk of cost overruns or efficiencies, and actual profit may differ from initial estimates. Our fixed unit price contracts provide for payment of a specified amount per contractual unit of measure, with total revenue determined by the actual quantities completed. Our private sector customers are non-government entities, consisting primarily of residential homebuilders. Our public sector customers are governmental agencies, such as state and federal departments of transportation.

We expect to recognize between $478 million and $528 million of our backlog within the twelve months following September 30, 2025. This estimated range is based on existing project schedules and other current assumptions. Actual timing and amounts may differ materially due to factors such as changes in project scope or schedules, weather-related or customer-driven delays, and contract terminations. In addition to the revenues we expect to recognize from our existing backlog, we anticipate generating additional revenues during the same period from new project awards, renewals, and the conversion of verbal or other preliminary commitments into executed contracts.

The following table presents a rollforward of our backlog at the periods indicated. The rollforwards reflects the value of new awards and adjustments to existing contracts, and reductions for revenue recognized as projects progress.

	Nine Months Ended September 30, 2025	Year Ended December 31, 2024	Nine Months Ended September 30, 2024
Backlog (Beginning of Period)	$512,000,000	$401,000,000	$401,000,000
Add: New awards and adjustments to existing contracts	444,000,000	426,000,000	347,000,000
Less: Revenue recognized on contracts in progress	(310,000,000)	(315,000,000)	(230,000,000)
Backlog (End of Period)	$646,000,000	$512,000,000	$518,000,000

Backlog increased $111 million, from $401 million at December 31, 2023 to $512 million at December 31, 2024, driven primarily by new project awards, partially offset by revenue recognized on contracts in progress. Most of the new awards were in the Raleigh market, supplemented by organic growth and acquisition-related expansion from the 2023 purchase of Monroe in the Charlotte market, as well as organic expansion into the Greensboro market. Backlog growth occurred across all levels of project commitments and was concentrated in private-sector lump sum contracts, largely with residential homebuilders. Compared to December 31, 2023, a greater share of backlog at December 31, 2024 was expected to convert to revenue in one to two years, reflecting our strategy of pursuing projects with longer anticipated lead times to support planned crew expansion, equipment purchases, and evolving market demand.

Backlog increased $117 million, from $401 million at December 31, 2023 to $518 million at September 30, 2024, driven primarily by new project awards, partially offset by revenue recognized on contracts in progress. Most of the new awards were in the Raleigh market, supplemented by organic growth and acquisition-related expansion from the 2023 purchase of Monroe in the Charlotte market. Backlog growth was concentrated in private-sector lump sum contracts, largely with residential homebuilders. As of September 30, 2024, a greater proportion of backlog was expected to convert to revenue in one to two years or beyond compared to December 31, 2023, reflecting our strategy of pursuing projects with longer anticipated lead times to support planned crew expansion, equipment purchases, and evolving market demand.

Backlog increased $134 million, from $512 million at December 31, 2024 to $646 million at September 30, 2025, primarily due to new project awards, partially offset by revenue recognized on contracts in progress. Most new awards were in the Charlotte market, reflecting both organic growth and acquisition-related expansion from the January 2025 purchase of Purcell. Additional growth came from a combination of organic expansion and the May 2025 acquisition of Page in the Greensboro market. Backlog growth was also driven by signed contracts that converted from letters of intent, supported by our investments in equipment and work crews through both organic and acquisition-related purchases.

The backlog increase at September 30, 2025 was concentrated in private-sector lump sum contracts, primarily with residential homebuilders, but also included a notable 240% increase in public-sector awards to $44 million as we continued to expand public infrastructure services in existing markets.

Non-GAAP Financial Measures

In addition to our results determined in accordance with GAAP, we have provided information in this prospectus relating to Adjusted Gross Profit, Adjusted Gross Profit Margin, EBITDA, Adjusted EBITDA, EBITDA Margin and Adjusted EBITDA Margin. We believe Adjusted Gross Profit, Adjusted Gross Profit Margin, EBITDA, Adjusted EBITDA, EBITDA Margin and Adjusted EBITDA Margin provide useful information in measuring our operating performance, generating future operating plans and making strategic decisions regarding allocation of capital. Management believes this information presents helpful comparisons of financial performance between periods by excluding the effect of certain non-recurring items.

There are limitations to the use of the non-GAAP financial measures presented in this prospectus. For example, Adjusted Gross Profit, Adjusted Gross Profit Margin, EBITDA, Adjusted EBITDA, EBITDA Margin and Adjusted EBITDA Margin do not have standardized meanings prescribed by GAAP and therefore it may not be comparable to similarly titled measures presented by other companies, and it should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with GAAP.

We define Adjusted Gross Profit as total revenue less cost of sales, exclusive of depreciation and amortization. Adjusted Gross Profit Margin represents Adjusted Gross Profit as a percentage of total revenue. We include these measures as supplemental disclosures because they are primary metrics used by management to evaluate revenue and cost of sales performance, exclusive of depreciation and amortization, which are non-cash charges related to assets acquired or constructed in prior periods.

We believe Adjusted Gross Profit Margin is useful because it focuses on the current operating performance of our projects and excludes the impact of historical asset costs, indirect costs associated with selling, general and administrative activities, financing methods, and income taxes. In addition, depreciation and amortization may not reflect the current costs required to maintain and replace the operational capacity of our assets.

Adjusted Gross Profit and Adjusted Gross Profit Margin are non-GAAP measures and should not be considered as alternatives to, or more meaningful than, Gross Profit, net income, or any other measure calculated in accordance with GAAP. Our calculations of these measures may differ from similarly titled measures used by other companies and, therefore, may not be comparable.

Adjusted Gross Profit has certain material limitations as compared to Gross Profit, primarily because it excludes certain costs that are necessary to operate our business. These include depreciation and amortization, interest expense, and selling, general and administrative expenses. Because we intend to finance a portion of our operations through borrowings, interest expense is a necessary element of our costs and our ability to generate revenue. Similarly, because we use capital assets, depreciation expense is a necessary element of our costs and our ability to generate revenue, and SG&A activities are necessary to support our operations and required corporate functions. To compensate for these limitations, management uses this non-GAAP measure only as a supplemental measure to GAAP results to provide a more complete understanding of our performance.

We define Adjusted Gross Profit Margin as Adjusted Gross Profit as a percentage of revenue. The table directly below reconciles Adjusted Gross Profit to Gross Profit, the most directly comparable to GAAP measure and shows Gross Profit calculated as revenues less cost of revenues (excluding depreciation and amortization) and depreciation and amortization expense. While Gross Profit is not presented as a separate line item or subtotal in our audited financial statements for the years ended December 31, 2024 and 2023, we present Gross Profit in the below table solely to facilitate the reconciliation of Adjusted Gross Profit, a non GAAP measure, to the most directly comparable GAAP measure.

	Nine months ended September 30,		Years ended December 31,
	2025	2024	2024	2023
Revenues	$310,235,696	$230,260,256	$315,187,523	$247,924,063
Cost of revenues, exclusive of depreciation and amortization shown separately	(245,301,817)	(182,279,060)	(249,888,575)	(199,080,030)
Depreciation and amortization expense	(23,316,390)	(13,565,452)	(18,663,746)	(13,181,191)
Gross Profit	41,617,489	34,415,745	46,635,202	35,662,842
Depreciation and amortization expense	23,316,390	13,565,452	18,663,746	13,181,191
Adjusted Gross Profit	64,933,879	47,981,197	65,298,948	48,844,033
Gross Profit Margin %	13.4%	14.9%	14.8%	14.4%
Adjusted Gross Profit Margin %	20.9%	20.8%	20.7%	19.7%

We define EBITDA as net income for the period adjusted for interest expense, net income tax expense, depreciation and amortization expense. Adjusted EBITDA further adjusts EBITDA for certain expenses associated with non-routine transactions. We define EBITDA Margin as EBITDA as a percentage of revenue, and Adjusted EBITDA Margin as Adjusted EBITDA as a percentage of revenue. The following table provides a reconciliation of net income and net income margin, the most closely comparable GAAP financial measure, to EBITDA, Adjusted EBITDA, EBITDA Margin and Adjusted EBITDA Margin:

	Nine months ended September 30,		Years ended December 31,
	2025	2024	2024	2023
Net income	$26,200,546	$21,853,057	$28,297,234	$24,296,792
Interest expense, net	3,871,909	3,437,863	4,828,058	3,990,288
Income tax expense	1,691,154	1,016,754	1,352,509	—
Depreciation and amortization expense	23,316,390	13,565,452	18,663,746	13,181,191
EBITDA	55,079,999	39,873,126	53,141,547	41,468,271
Transaction fees and acquisition-related costs(1)	393,247	328,719	454,761	1,195,416
Legal matters(2)	—	618,594	620,221	6,352
Transition and consulting arrangements(3)	150,000	390,000	390,000	394,362
Customer claims(4)	—	—	525,000	—
Loss on extinguishment and refinancing costs(5)	—	—	1,389,901	—
Other(6)	47,958	47,202	16,690	3,385
Adjusted EBITDA	$55,671,203	$41,257,641	$56,538,120	$43,067,786
Net Income Margin(7)	8.4%	9.5%	9.0%	9.8%
EBITDA Margin(7)	17.8%	17.3%	16.9%	16.7%
Adjusted EBITDA Margin	17.9%	17.9%	17.9%	17.4%

____________

(1)      Represents transaction fees and acquisition-related costs incurred in connection with acquisitions and planned acquisitions.

(2)      Represents costs associated with legal matters in which Cardinal is a defendant.

(3)      Represents certain consulting and recruiting costs related to acquisitions and public company readiness.

(4)      Represents revenue impact from customer claims.

(5)      Represents financing and extinguishment-related expenses.

(6)      Represents certain other gains and charges that we do not believe reflect our underlying business performance.

(7)      Calculated as a percentage of revenue.

A detailed discussion of our financial and operating results is presented in the following sections.

Results of Operations

Consolidated Results

The following table sets forth our statements of income for the nine months ended September 30, 2025 and 2024, along with certain data in percentages:

	Nine months ended September 30,
	2025	2024
Revenues	$310,235,696	$230,260,256
Cost of revenues (exclusive of depreciation and amortization shown separately below)	245,301,817	182,279,060
General and administrative expenses	10,072,170	6,695,994
Depreciation and Amortization expense	23,316,390	13,565,452
Loss (gain) on disposal of property and equipment	(128,262)	113,515
Operating income	31,673,581	27,606,236
Operating Margin %	10.2%	12.0%
Interest expense, net	3,871,909	3,437,863
Other expense, net	90,028	1,298,562
Income before income taxes and noncontrolling interests	27,891,700	22,869,811
Less: Income tax expense	1,691,154	1,016,754
Net income	$26,200,546	$21,853,057
Net income margin	8.4%	9.5%
Less: Net income attributable to noncontrolling interests	$6,463,278	$4,892,527
Net income attributable to Cardinal Civil Contracting, LLC	$19,737,268	$16,960,530

Revenues

Revenues were $310.2 million for the nine months ended September 30, 2025, an increase of $80.0 million, or 34.7%, compared to $230.3 million for the nine months ended September 30, 2024. The increase was driven by approximately $36.7 million of organic growth in our existing markets and $43.3 million of inorganic growth from new markets. Revenue in new markets reflects contributions from our acquisitions of Purcell in the first quarter and Page in the second quarter of 2025.

Gross Profit, Adjusted Gross Profit, Gross Profit Margin and Adjusted Gross Profit Margin

Gross Profit was $41.6 million for the nine months ended September 30, 2025, an increase of $7.2 million, or 20.9%, compared to $34.4 million for the nine months ended September 30, 2024. Adjusted Gross Profit was $64.9 million for the nine months ended September 30, 2025, an increase of 17.0 million, or 35.3%, compared to $48.0 million for the nine months ended September 30, 2024. The increase was driven by approximately $36.7 million of organic revenue growth in our existing markets and $43.3 million from new markets, partially offset by a $63.0 million increase in cost of revenues, exclusive of depreciation and amortization, associated with overall business growth.

Our Gross Profit Margin decreased to 13.4% for the nine months ended September 30, 2025 from 14.9% in the nine months ended September 30, 2024. This decrease was primarily attributable to increased depreciation and amortization expense from increases in property and equipment that was newly placed in service in 2025. Our Adjusted Gross Profit Margin increased to 20.9% for the nine months ended September 30, 2025, from 20.8% in the nine months ended September 30, 2024. The decrease was primarily attributable to adverse weather conditions in the first half of 2025, including a higher frequency of severe rainfall events, which caused project delays, increased idle labor and equipment costs, and required jobsite remediation activities. Remediation costs in 2025 also included work performed in response to storm damage from severe weather events that occurred in the second half of 2024. Weather related disruptions can affect construction schedules, create variability in profitability, and influence the number of employees required on active projects.

General and Administrative Expenses

General and administrative expenses were $10.1 million, or 3.2% of revenues, for the nine months ended September 30, 2025, compared to $6.7 million, or 2.9% of revenues, for the nine months ended September 30, 2024. The $3.4 million increase was primarily attributable to $0.8 million of additional salaries and wages, $0.6 million of professional fees, and $2.0 million of additional overhead to support revenue growth compared to the nine months ended September 30, 2024.

Depreciation and Amortization

Depreciation and amortization was $23.3 million, or 7.5% of revenues, for the nine months ended September 30, 2025, compared to $13.6 million, or 5.9% of revenues, for the nine months ended September 30, 2024. The $9.8 million increase was primarily driven by higher costs of new equipment and a greater proportion of owned equipment following our acquisitions of Purcell in the first quarter of 2025 and Page in the second quarter of 2025.

Interest Expense, Net

Total interest expense, net was $3.9 million for the nine months ended September 30, 2025, compared to interest expense, net of $3.4 million for the nine months ended September 30, 2024. The $0.4 million increase was primarily attributable to higher outstanding debt associated with our acquisitions of Purcell in the first quarter of 2025 and Page in the second quarter of 2025.

Other Expenses, Net

Total other expenses, net was ($0.1) million for the nine months ended September 30, 2025, compared to $1.3 million in 2024. The $1.4 million decrease was primarily due to transaction costs related to our acquisitions of Purcell and Page, which were largely incurred during the fiscal year of 2024 in advance of the closings in the first and second quarters of 2025, respectively.

Income Tax Expense

Total income tax expense was $1.7 million for the nine months ended September 30, 2025 as compared with $1.0 million for the nine months ended September 30, 2024. In 2024 and 2025, the Company elected to pay the North Carolina Pass-Through Entity tax on behalf of its members, with a statutory rate of 4.5% in 2024 and 4.25% in 2025.

Net Income Attributable to Noncontrolling Interests

Total net income attributable to noncontrolling interest was $6.5 million for the nine months ended September 30, 2025, a 32.1% increase compared to $4.9 million for the nine months ended September 30, 2024. The $1.6 million increase reflects growth in our business in which Cardinal owns less than 100% of the outstanding equity. Net income attributable to noncontrolling interests arises from our strategy of acquiring businesses to fill service gaps in our existing markets where we have historically used subcontractors and to expand into new markets. We believe that, under both strategies, organic growth following acquisition will outpace the market average.

EBITDA, Adjusted EBITDA, EBITDA Margin and Adjusted EBITDA Margin

EBITDA was $55.1 million for the nine months ended September 30, 2025, an increase of $15.2 million, or 38.1%, compared to $39.9 million for the nine months ended September 30, 2024. The increase was primarily driven by a $17.0 million increase in Adjusted Gross Profit, reflecting $36.7 million of organic revenue growth in existing markets and $43.3 million of inorganic growth from new markets, partially offset by higher cost of revenues associated with overall business growth. This was further offset by a $3.4 million increase in general and administrative expenses, primarily from $0.8 million of additional salaries and wages, $0.6 million of professional fees, and $2.0 million of additional overhead. Our EBITDA Margin increased to 17.8% for the nine months ended September 30, 2025, from 17.3% in the nine months ended September 30, 2024.

Adjusted EBITDA was $55.7 million for the nine months ended September 30, 2025, an increase of $14.4 million, or 34.9%, compared to $41.3 million for the nine months ended September 30, 2024. The increase was primarily driven by a $17.0 million increase in Adjusted Gross Profit, partially offset by an increase in general and administrative expenses. Our Adjusted EBITDA Margin was 17.9% for the nine months ended September 30, 2025, as compared to 17.9% for the nine months ended September 30, 2024.

Consolidated Results for the Years Ended December 31, 2024 and 2023

The following table sets forth our statements of income for the years ended December 31, 2024 and 2023, along with certain data in percentages:

	Years ended December 31,
	2024	2023
Revenues	$315,187,523	$247,924,063
Cost of revenues (exclusive of depreciation and amortization shown separately below)	249,888,575	199,080,030
General and administrative expenses	10,687,302	6,498,758
Depreciation and Amortization expense	18,663,746	13,181,191
Loss (gain) on disposal of property and equipment	13,534	(365,919)
Operating income	$35,934,366	$29,530,003
Operating Margin	11.4%	11.9%
Interest expense, net	4,828,058	3,990,288
Other expenses, net	1,456,565	1,242,923
Income before income taxes and noncontrolling interests	$29,649,743	$24,296,792
Less: Income tax expense	1,352,509	—
Net income	$28,297,234	$24,296,792
Net income margin	9.0%	9.8%
Less: Net income attributable to noncontrolling interests	$6,939,888	$3,724,472
Net income attributable to Cardinal Civil Contracting, LLC	$21,357,346	$20,572,320

Revenues

Revenues were $315.2 million for the year ended December 31, 2024, an increase of $67.3 million, or 27.1%, compared to $247.9 million for the year ended December 31, 2023. The increase was driven by a combination of organic growth of approximately $35.3 million in our existing markets and $32.0 million of inorganic growth in new markets.

Gross Profit, Adjusted Gross Profit, Gross Profit Margin and Adjusted Gross Profit Margin

Gross Profit was $46.6 million for the year ended December 31, 2024, an increase of $10.9 million, or 30.5%, compared to $35.7 million for the year ended December 31, 2023. Adjusted Gross Profit was $65.3 million for the year ended December 31, 2024, an increase of $16.5 million, or 33.7%, compared to $48.8 million for the year ended December 31, 2023. The increase was driven by a combination of organic growth of approximately $35.3 million in our existing markets and $32.0 million of inorganic growth in new markets.

Our Gross Profit Margin increased to 14.8% for the year ended December 31, 2024, as compared to 14.4% for the year ended December 31, 2023. This increase was primarily attributable to decreased depreciation and amortization expense due to decreases in property and equipment that were newly placed in service in 2024. Our Adjusted Gross Profit Margin increased to 20.7% for the year ended December 31, 2024, as compared to 19.7% for the year ended December 31, 2024. The increase was primarily attributable to our ability to effectively manage the costs of revenues (exclusive of depreciation and amortization) within our projects and deliver our services efficiently.

General and Administrative Expenses

General and administrative expenses were $10.7 million, or 3.4% of revenue, for the year ended December 31, 2024, compared to $6.5 million, or 2.6% of revenue, for the year ended December 31, 2023. The increase of $4.2 million reflects incremental general and administrative expenses resulting from an increase of $3.9 million of overhead due to our revenue growth and $0.3 million from inflationary cost increases.

Depreciation and Amortization

Depreciation and amortization was $18.7 million, or 5.9% of revenue, for the year ended December 31, 2024, compared to $13.2 million, or 5.3% of revenue, for the year ended December 31, 2023. The increase in depreciation and amortization was driven by an increase in the cost of new equipment and the relative percentage of owned equipment and equipment acquired through debt or finance leases.

Interest Expense, Net

Interest expense, net was $4.8 million for the year ended December 31, 2024, compared to net interest expense of $4.0 million for the year ended December 31, 2023. The increase in interest expense, net was primarily driven by higher debt resulting from debt that was issued in 2024 for the acquisition of Purcell in the first quarter of 2025.

Other Expenses, Net

Total other expenses, net was $1.5 million for the year ended December 31, 2024, compared to $1.2 million for the year ended December 31, 2023. The increase in other expenses was driven by transaction costs incurred in fiscal year 2024 related to our acquisitions of Purcell and Page, which closed in the first and second quarters of 2025, respectively.

Income Tax Expense

Income tax expense was $1.4 million for the year ended December 31, 2024. During 2024, Cardinal elected to pay the North Carolina Pass-Through Entity tax on behalf of its members. Cardinal did not make the 2023 PTE Tax election until April 2024, and therefore, recognized PTE expense of $1.3 million in 2024.

Net Income Attributable to Noncontrolling Interests

Total net income attributable to noncontrolling interest was $6.9 million for the year ended December 31, 2024, an 86.3% increase compared to $3.7 million for the year ended December 31, 2023. This is primarily due to our growth strategy of acquiring businesses to fill in service areas in our existing markets where we historically used subcontractors and to expand into new markets. In 2024, our organic growth required us to increase the amount of services provided by our businesses where the economic interests are held by the noncontrolling interests. We believe that due to both of these growth strategies, the organic growth post-acquisition from our acquisitions will be faster than the corporate average.

EBITDA, Adjusted EBITDA, EBITDA Margin and Adjusted EBITDA Margin

EBITDA was $53.1 million for the year ended December 31, 2024, an increase of $11.6 million, or 28.2%, compared to $41.5 million for the year ended December 31, 2023. The increase was primarily driven by a $16.5 million increase in Adjusted Gross Profit, reflecting $35.3 million of organic revenue growth in existing markets, $32.0 million of inorganic growth from new markets. This was offset by a $4.2 million increase in general and administrative expenses, primarily from $3.9 million of additional overhead to support revenue growth and $0.3 million from inflationary cost increases. Our EBITDA Margin increased to 16.9% for the year ended December 31, 2024, from 16.7% for the year ended December 31, 2023.

Adjusted EBITDA was $56.5 million for the year ended December 31, 2024, an increase of $13.4 million, or 31.1%, compared to $43.1 million for the year ended December 31, 2023. The increase was primarily driven by a $16.5 million increase in Adjusted Gross Profit, partially offset by an increase in general and administrative expenses. Our Adjusted EBITDA Margin increased to 17.9% for the year ended December 31, 2024, as compared to 17.4% for the year ended December 31, 2023. The increase in our Adjusted EBITDA Margin was primarily due to the increase in Adjusted Gross Profit Margin discussed above.

Liquidity and Sources of Capital

We believe existing cash and cash equivalents, availability under our New Credit Facility and positive cash flows from operations will be sufficient to support working capital and capital expenditure requirements for at least the next 12 months. We have historically generated cash and fund our operations primarily from cash flows from operating activities as well as availability under our credit facilities and other borrowings. We exercise strict controls and have a prudent strategy for our cash management.

In the coming 12 months, our primary funding needs will revolve around the completion of projects and operating expenses. Additionally, we may seek to use our capital to enter new markets or expand in current markets through acquisition or greenfield startup if we believe such markets fit our business model. To address these short-term liquidity requirements, we anticipate relying on our existing cash and cash equivalents, as well as the net cash flows generated by our operations and availability under our New Credit Facility. However, we remain open to seeking additional capital if necessary to enhance our liquidity position, further enable strategic acquisitions, and fortify our long-term capital structure.

Looking beyond the next 12 months, our primary funding needs will continue to center around project management, growth into new and existing markets, and interest payments on our New Credit Facility. We expect our existing cash reserves, along with generated cash flows and availability under our New Credit Facility, will be sufficient to fund our ongoing operational activities and provide the necessary capital for future projects and related growth strategies.

To the extent our current liquidity is insufficient to fund future activities, we may need to raise additional funds, such as refinancing or securing new secured or unsecured debt, common and preferred equity, disposing of certain assets to fund our operations, and/or other public or private sources of capital. If we raise additional funds by issuing equity securities, the ownership of our existing stockholders will be diluted. The incurrence of additional debt financing would result in debt service obligations, and any future instruments governing such debt could provide for operating and financing covenants that could restrict our operations. We cannot assure you that we could obtain refinancing or additional financing on favorable terms or at all. See “Risk Factors — Access to financing sources may not be available on favorable terms, or at all, especially in light of current market conditions, which could adversely affect our ability to maximize our returns.”

Cash and Cash Equivalents

Total cash and cash equivalents at September 30, 2025 and 2024 were $18.4 million and $19.6 million, respectively. The following table presents consolidated information about cash flows:

	Nine months ended September 30,
	2025	2024
Net cash provided by (used in):
Operating activities	$26,339,332	$34,305,146
Investing activities	(51,373,236)	(18,465,370)
Financing activities	22,503,444	(3,484,273)
Net change in cash and cash equivalents	$(2,530,460)	$12,355,503

Operating Activities

During the nine months ended September 30, 2025, net cash provided by operating activities was $26.3 million compared to net cash provided by operating activities of $34.3 million for the nine months ended September 30, 2024. The $8.0 million decrease was primarily driven by increased working capital requirements consistent with our growth, specifically increased billings not yet collected for the nine months ended September 30, 2025.

Investing Activities

During the nine months ended September 30, 2025, net cash used in investing activities was $51.4 million, compared to net cash used of $18.5 million for the nine months ended September 30, 2024. The $32.9 million increase was primarily due to the acquisitions of Purcell and Page and higher purchases of capital equipment to support production needs and replace retiring assets.

Financing Activities

During the nine months ended September 30, 2025, net cash generated by financing activities was $22.5 million compared to net cash used of $3.5 million for the nine months ended September 30, 2024. The $26.0 million increase was primarily driven by the net increase in debt levels primarily to fund the related acquisitions of Purcell and Page and financing for purchases of capital equipment in 2025.

Net Change in Cash and Cash Equivalents

Cash decreased by $2.5 million for the nine months ended September 30, 2025, compared to an increase of $12.4 million for the nine months ended September 30, 2024. The $14.9 million decrease was primarily driven by higher cash used in investing activities, including the acquisitions of Purcell and Page and increased capital expenditures, partially offset by net cash provided by financing activities from additional debt borrowings and by operating cash flows from Adjusted Gross Profit, net of higher working capital requirements.

Cash and Cash Equivalents

Total cash and cash equivalents at December 31, 2024 and 2023 were $20.9 million and $7.2 million, respectively. The following table presents consolidated information about cash flows:

	Years ended December 31,
	2024	2023
Net cash provided by (used in):
Operating activities	$42,629,114	$30,883,199
Investing activities	(20,972,527)	(22,358,894)
Financing activities	(7,960,095)	(2,690,783)
Net change in cash and cash equivalents	$13,696,492	$5,833,522

Operating Activities

For the year ended December 31, 2024, net cash provided by operating activities was $42.6 million compared to net cash provided by operating activities of $30.9 million for the year ended December 31, 2023. The improvement in cash flows provided by operating activities was primarily driven by higher net income and net improvements in our contracts receivables.

Investing Activities

For the year ended December 31, 2024, net cash used in investing activities was $21.0 million, compared to net cash used of $22.4 million for the year ended December 31, 2023. In 2024, the amount of net cash used in investing activities was primarily driven by increases in purchases of capital equipment. Capital equipment is acquired as needed to support changing levels of production activities and to replace retiring equipment.

Financing Activities

For the year ended December 31, 2024, net cash used in financing activities was $8.0 million compared to net cash used of $2.7 million for the year ended December 31, 2023. In 2024, the amount of net cash used in financing activities was primarily driven by changes in debt levels associated with our acquisitions and owner distributions.

Net Change in Cash and Cash Equivalents

For the year ended December 31, 2024, cash increased by $13.7 million, which is $7.9 million higher than the cash generated for the year ended December 31, 2023 of $5.8 million, driven primarily by net income less increases in capital expenditures.

Credit Facilities, Debt and Other Capital

General

In addition to our available cash, cash equivalents and cash provided by operations, from time to time we use borrowings to finance acquisitions, our capital expenditures and working capital needs.

New Credit Facility

On October 1, 2025, Cardinal NC, Cardinal and our wholly owned subsidiaries entered into a credit facility (the “New Credit Facility”) with Truist Bank, as administrative agent and lender, and the other lenders thereto from time to time, which refinanced the approximately $6.3 million outstanding under the senior secured credit facility dated as of October 18, 2024 with Truist Bank as lender thereto (the “Prior Credit Facility”) and refinanced the approximately $74.8 million outstanding under the master equipment security agreement dated as of October 21, 2024, as amended, with Truist Equipment Finance Corp as lender thereto (the “Equipment Facility”). Cardinal Group is not a party to the New Credit Facility. The New Credit Facility, among other things, (i) established a revolving credit facility of $75.0 million in aggregate principal amount, including a $10.0 million letter of credit sub-facility and a $10.0 million swingline sub-facility and (ii) established a term loan facility of $120.0 million in aggregate principal amount. The New Credit Facility has a maturity date of October 1, 2030. The obligations under the New Credit Facility are secured by substantially all of our assets and the assets of the subsidiary guarantors.

The commitments under the revolving credit facility terminate on October 1, 2030. Amounts under the term loan facility are subject to amortization in quarterly installments, commencing on March 31, 2026 in aggregate annual amounts equal to, (i) during the first and second years, five percent of the original amount borrowed and (ii) during the third, fourth and fifth years, seven and one-half of one percent of the original amount borrowed, with the remaining principal balance advanced under the term loan facility due on October 1, 2030.

Borrowings under the New Credit Facility bear interest, at the borrower’s option, at either the base rate, SOFR Index or Term SOFR (which Term SOFR borrowings may be based on 1-, 3- or 6-month interest periods, in each case at the borrower’s option), plus an applicable margin. The applicable margin ranges from 0.875% to 1.625% per annum with respect to base rate borrowings and 1.875% to 2.625% per annum with respect to SOFR index and Term SOFR borrowings, in each case based on our leverage ratio as determined in accordance with a pricing grid set forth in the New Credit Facility. Interest is payable quarterly in arrears on the last day of each March, June, September and December. The New Credit Facility contains certain financial covenants, among others, including requirements commencing with the fiscal quarter ending March 31, 2026 to maintain a maximum leverage ratio of no greater than 2.50x and a minimum consolidated fixed charge coverage ratio of not less than 1.25x, in each case, tested on a quarterly basis.

Additionally, the New Credit Facility contains certain covenants that restrict certain activities of Cardinal Group and its subsidiaries. The New Credit Facility also contains customary events of default relating to, among other things, failure to make interest and principal payments when due and payable, breach of certain covenants and breach of representations and warranties. If an event of default occurs and is continuing, the borrowers may be required immediately to repay all amounts outstanding under the New Credit Facility.

As of October 1, 2025, outstanding borrowings under the term loan facility of the New Credit Facility totaled $120.0 million and the outstanding borrowings under the revolving facility of the New Credit Facility totaled $2.1 million. We intend to use a portion of the net proceeds from this offering to repay $24.3 million outstanding under our New Credit Facility (the “Debt Repayment”). Following the Debt Repayment, we will have $75.0 million of availability. See “Use of Proceeds”.

Prior Credit Facility

On October 18, 2024, Cardinal NC and certain of its wholly owned subsidiaries entered into an approximately $11.5 million senior secured credit facility with Truist Bank as lender, which consists of (i) senior secured first lien term loan facility in the aggregate principal amount of approximately $1.5 million and (ii) a senior secured first lien revolving credit facility that provided up to $10.0 million. The obligations under the Prior Credit Facility were secured by substantially all of our assets and the assets of the subsidiary guarantors, subject to certain permitted liens and interest of other parties. Borrowings under the term loan facility bear interest at an Adjusted Term SOFR Rate (as defined in the term loan facility). The term loan facility contained certain financial covenants, among others, including a (i) maximum leverage ratio and (ii) a minimum fixed charge coverage ratio. As of September 30, 2025, we were in compliance with all covenants under the Prior Credit Facility. As of September 30, 2025, there were no outstanding borrowings under the revolving credit facility.

In January 2025, Cardinal entered into a $7.2 million debt agreement with a financial institution in connection with the acquisition of the Purcell Companies to finance the purchase price. The note payable was secured by real property and assignment of rents and was payable in monthly principal installments over five years with interest payable monthly based on SOFR plus 2.35%. As of September 30, 2025, outstanding borrowings under the Prior Credit Facility totaled $6.2 million. All amounts outstanding under the Prior Credit Facility were repaid with a portion of the proceeds from borrowings under the New Credit Facility, and the Prior Credit Facility was terminated.

Equipment Financing

On October 21, 2024, Cardinal and certain of our wholly owned subsidiaries entered into a master equipment security agreement with Truist Equipment Finance Corp. as lender, which consisted of a senior secured first lien facility evidenced by promissory notes in an initial aggregate principal amount of approximately $45.9 million. The obligations under the Equipment Facility were secured by substantially all of our assets and the subsidiary guarantors. Borrowings under the Equipment Facility bore interest at an Adjusted Term SOFR Rate (as defined in the Equipment Facility). As of December 31, 2024, we were in compliance with all covenants under the Equipment Facility. As of December 31, 2024, outstanding borrowings under the Equipment Facility totaled approximately $45.9 million.

In January 2025, Cardinal entered into an agreement which amended the terms of the Equipment Facility (the “Equipment Facility Amendment”) to increase the borrowing capacity for future purchases of equipment, trucks and trailers, which increased the borrowing capacity for future purchases to $27.0 million. In addition, the Amended Equipment Facility also provided for additional borrowing capacity up to $6.0 million for construction of an asphalt plant.

As of September 30, 2025, Cardinal was in compliance with all covenants under the Equipment Facility. As of September 30, 2025, outstanding borrowings under the Equipment Facility totaled approximately $74.4 million. All amounts outstanding under the Equipment Facility were repaid with a portion of the proceeds from borrowings under the New Credit Facility and the Equipment Facility was terminated.

Compliance and Other

The New Credit Facility contains various affirmative and negative covenants that may, subject to certain exceptions, restrict our ability and the ability of our subsidiaries to, among other things, grant liens, incur additional indebtedness, make loans, advances or other investments, make non-ordinary course asset sales, declare or pay dividends or make other distributions with respect to equity interests, purchase, redeem or otherwise acquire or retire capital stock or other equity interests, or merge or consolidate with any other person, among various other things. In addition, Cardinal is required to maintain certain financial covenants, including, among others, requirements commencing with the fiscal quarter ending March 31, 2026 to maintain a maximum leverage ratio of no greater than 2.50x and a minimum consolidated fixed charge coverage ratio of not less than 1.25x, in each case, tested on a quarterly basis. As of October 1, 2025, we were in compliance with all of our restrictive and financial covenants. Our debt is recorded at its carrying amount in the Consolidated Balance Sheets. Based upon the current market rates for debt with similar credit risk and maturities, at September 30, 2025 the fair value of our debt outstanding approximated the carrying value, as interest is based on Term SOFR (as defined in the Credit Agreement) plus an applicable margin.

Finance Leases

Cardinal has equipment under finance leases that have payments through various dates with the earliest lease beginning in July 2022 and the final lease expiring in December 2028. As of September 30, 2025, Cardinal had a total of $9.9 million of minimum finance lease payments remaining. The assets and liabilities under the finance leases are recorded at the present value of the future minimum lease payments using a weighted-average discount rate of 4.55%. As of September 30, 2025, the weighted-average remaining lease term was 2.9 years. Further information regarding finance leases can be found in Note 7 — Leases to Cardinal’s audited financial statements included elsewhere in this prospectus for more information.

Borrowings

We believe existing cash, cash flows from operations and our other borrowings will be sufficient to support working capital and capital expenditure requirements for at least the next 12 months. Furthermore, we are continually assessing ways to increase revenues and reduce costs to improve liquidity. However, in the event of a substantial cash constraint, and if we were unable to secure adequate debt financing, our liquidity could be materially and adversely affected.

Issuance of Common Stock

In addition to our available cash, cash equivalents and cash provided by operations and borrowings, from time to time we may issue common stock to finance acquisitions.

Bonding

Surety bonds are required in substantially all publicly funded construction projects (departments of transportation (“DOT”) and municipal) but are not typically required for private sector work. For the year ended December 31, 2024, we generated approximately 3% of our revenue from publicly funded construction projects. In situations where our customers require it, we procure surety bonds to secure our performance under those construction contracts. Our ability to obtain surety bonds primarily depends upon our capitalization, working capital, past performance, management expertise and reputation and certain external factors, including the overall capacity of the surety market. Surety companies consider such factors in relationship to the amount of our backlog and their underwriting standards, which may change from time to time. We have pledged all proceeds and other rights under our construction contracts to our bond surety company. Events that affect the insurance and bonding markets may result in bonding becoming more difficult to obtain in the future, or being available only at a significantly greater cost. To date, we have not encountered difficulties or material cost increases in obtaining new surety bonds.

Capital Strategy

We will continue to explore additional revenue growth and capital alternatives to improve leverage and strengthen its financial position in order to take advantage of trends in the civil infrastructure markets. We expect to pursue strategic uses of its cash, such as investing in projects or businesses that meet its Gross Profit Margin and overall profitability targets, managing its debt balances and repurchasing shares of its common stock.

Additional Liquidity Requirements After Completion of the Offering

After the completion of this offering, we will be a holding company and will have no material assets other than our ownership of LLC Units. We will have no independent means of generating revenue. Cardinal’s Operating Agreement that will be in effect at the time of this offering provides for the payment of certain distributions to the Continuing Equity Holders and to us in amounts sufficient to cover the income taxes imposed on such members with respect to the allocation of taxable income from Cardinal as well as to cover our obligations under the Tax Receivable Agreement and other administrative expenses.

Regarding the ability of Cardinal to make distributions to us, the terms of their financing arrangements (including the New Credit Facility) contain covenants that may restrict Cardinal from paying such distributions, subject to certain exceptions. Further, Cardinal will generally be prohibited under Delaware law from making a distribution to a member to the extent that, at the time of the distribution, after giving effect to the distribution, liabilities of Cardinal (with certain exceptions), as applicable, exceed the fair value of its assets.

In addition, under the Tax Receivable Agreement, we will be required to make cash payments to the Continuing Equity Holders equal to 85% of the tax benefits, if any, that we actually realize (or in certain circumstances are deemed to realize), as a result of (i) Basis Adjustments and (ii) certain tax benefits (such as interest deductions) arising from payments made under the Tax Receivable Agreement. We expect the amount of the cash payments that we will be required to make under the Tax Receivable Agreement will be significant. The actual amount and timing of any payments under the Tax Receivable Agreement will vary depending upon a number of factors, including the timing of redemptions or exchanges by the Continuing Equity Holders, the amount of gain recognized by the Continuing Equity Holders, the amount and timing of the taxable income we generate in the future, and the federal tax rates then applicable. Any payments made by us to the Continuing Equity Holders under the Tax Receivable Agreement will generally reduce the amount of overall cash flow that might have otherwise been available to us.

Additionally, in the event we declare any cash dividends, we intend to cause Cardinal to make distributions to us in amounts sufficient to fund such cash dividends declared by us to our stockholders. Deterioration in the financial condition, earnings, or cash flow of Cardinal for any reason could limit or impair their ability to pay such distributions.

If we do not have sufficient funds to pay taxes or other liabilities or to fund our operations, we may have to borrow funds, which could materially adversely affect our liquidity and financial condition and subject us to various restrictions imposed by any such lenders. To the extent we are unable to make payments under the Tax Receivable Agreement for any reason, such payments generally will be deferred and will accrue interest until paid; provided, however, that nonpayment for a specified period may constitute a material breach of a material obligation under the Tax Receivable Agreement and therefore accelerate payments due under the Tax Receivable Agreement. In addition, if Cardinal does not have sufficient funds to make distributions, our ability to declare and pay cash dividends will also be restricted or impaired.

See “Risk Factors — Risks Related to Our Organizational Structure,” and “Certain Relationships and Related Party Transactions.”

Material Cash Requirements

The following table sets forth our material cash requirements from contractual obligations at September 30, 2025:

	Payments due by period
(In thousands)	Total	2025	2026 – 2027	2028 – 2029	Thereafter
Credit Facility obligations(1)	$80,524	$6,020	$40,372	$30,783	$3,349
Other Notes Payable	239	148	91	—	—
Unconditional purchase obligations	5,309	5,309	—	—	—
Finance lease obligations(1)	9,866	1,015	6,813	2,038	—
Operating lease obligations(1)	11,596	900	6,287	2,729	1,680
Total contractual obligations	$107,534	$13,392	$53,563	$35,550	$5,029

____________

(1)      On October 1, 2025, we entered into the New Credit Facility, which refinanced approximately $6.3 million outstanding under the Prior Credit Facility and refinanced the approximately $74.8 million outstanding under the Equipment Facility. The New Credit Facility, among other things, (i) established a revolving credit facility of $75.0 million in aggregate principal amount, including a $10.0 million letter of credit sub-facility and a $10.0 million swingline sub-facility and (ii) established a term loan facility of $120.0 million in aggregate principal amount. The New Credit Facility has a maturity date of October 1, 2030. We intend to use a portion of the proceeds from this offering to pay down $24.3 million of borrowings under the New Credit Facility. For more information on the Prior Credit Facility, Equipment Facility and New Credit Facility, see “— Liquidity and Sources of Capital — Credit Facilities, Debt and Other Capital” and “Use of Proceeds.”

(2)      Includes operating leases executed but not yet commenced as of the reporting date and the interest obligation on finance lease and operating lease obligations.

Capital Expenditures

Capital equipment is acquired as needed by increased levels of production and to replace retiring equipment. Capital expenditures, net of disposals, incurred during the nine months ended September 30, 2025 were $31.7 million. Management expects capital expenditures will be materially higher than prior years because we have begun building our own asphalt manufacturing plant, and we are upgrading the fleet of Cardinal and may make strategic acquisitions. Capital expenditures, net of disposals, incurred during the nine months ended September 30, 2024 were $18.7 million. The award of a project requiring significant purchases of equipment or other factors could result in increased expenditures. In addition, maintenance capital expenditures, amounts spent to sustain the Company’s current operations and maintain existing assets, rather than expanding or improving them, for the last twelve months ended September 30, 2025 was approximately $5.8 million. Furthermore, maintenance capital expenditures for the years ended 2024 and 2023 were $4.0 million and $2.5 million, respectively. We define maintenance capital expenditures as representing recurring investments made by Cardinal NC to preserve the operating capacity, safety, and regulatory compliance of its existing fleet, equipment, and infrastructure assets. Such maintenance capital expenditures do not expand capacity or materially enhance performance, but are necessary to sustain current operations. These expenditures typically include purchases of new assets to replace older assets that have reached the end of their useful lives. Such expenditures are capitalized to property and equipment when they meet the criteria under ASC 360, as they extend the useful life or maintain the productive capacity of our operations. Routine repairs and maintenance performed to keep existing assets in normal operating condition are expensed as incurred and are not included within maintenance capital expenditures. Maintenance capital expenditures are based on management’s judgment, informed by historical spending patterns and operational experience. Due to the subjective nature of distinguishing maintenance from growth investments, the estimates involved in determining maintenance capital expenditures may involve approximations and qualitative assessments.

The following table provides a reconciliation of maintenance capital expenditures to the directly comparable GAAP measure at the periods presented.

	Nine months ended September 30,		Years ended December 31,
	2025	2024	2024	2023
Cash Purchases of Property and Equipment	$31,729,465	$18,747,427	$20,754,984	$12,268,055
less Growth and expansion capital expenditures	(26,958,185)	(15,747,427)	(16,754,984)	(9,768,055)
Maintenance capital expenditures	4,771,280	3,000,000	4,000,000	2,500,000

New Accounting Standards

See the applicable section of Note 1 — Business Operations and Summary of Significant Accounting Policies to our audited financial statements included elsewhere in this prospectus for a discussion of new accounting standards.

Critical Accounting Estimates

The discussion and analysis of the financial condition and results of operations are based on the Company’s Consolidated Financial Statements, which have been prepared in accordance with accounting policies generally accepted in the U.S. (“GAAP”). The preparation of these Consolidated Financial Statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses and related disclosures of contingent assets and liabilities. We continually evaluate our estimates based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting estimates involve more significant judgment used in the preparation of the Consolidated Financial Statements.

Revenue Recognition

We recognize revenue in accordance with ASC 606, Revenue from Contracts with Customers, using the following five-step model:

1 —

Identify the Contract with a Customer:    We enter into legally enforceable contracts with construction entity customers to prepare undeveloped land for future development. Contracts are predominantly firm fixed-price with a minor portion of contracts charged on a time and materials basis. All customer contracts include clearly defined scope, payment terms, and enforceable rights and obligations. We bill monthly for work performed, with payments due within 30 days, subject to retainage that is collected after we complete the project.

2 —

Identify the Performance Obligations:    Each contract generally contains a single performance obligation to provide land and construction site preparation services. These services are highly integrated and interdependent, and therefore are not separately identifiable. We have concluded that the entire scope of work under each contract represents a single performance obligation.

3 —

Determine the Transaction Price:    The transaction price for our customer contracts are stated cash amounts stated in fixed-price contracts, and a per unit cash amount in time and materials based contracts. However, contracts may include variable consideration arising from customer-initiated or company-initiated change orders. We estimate variable consideration from change orders using the “most likely amount” method and includes such amounts in the transaction price only to the extent that it is probable that a significant reversal of cumulative revenue recognized will not occur.

4 —

Allocate the Transaction Price to the Performance Obligations:    As each contract typically contains a single performance obligation, the entire transaction price, including approved change orders, is allocated to that performance obligation.

5 —

Recognize Revenue When (or As) the Performance Obligation Is Satisfied:    Revenue is recognized over time as we satisfy our performance obligation, using the cost-to-cost input method. This method reflects the transfer of control to the customer and is considered the best available measure of progress. Contract costs include all direct materials, labor, and other costs directly attributable to contract performance, as well as indirect costs such as indirect salaries and wages, equipment repairs, insurance, and payroll taxes. General and administrative expenses are charged to expense as incurred.

Principal Versus Agent Considerations

In certain contracts, we engage subcontractors to perform portions of the contracted work. We evaluate whether we are acting as a principal or an agent, resulting in the presentation of revenue as gross or net, respectively.

We have concluded that we act as a principal in these arrangements and therefore we recognize revenue on a gross basis. This conclusion is based on our assessment that it controls the specified services before they are transferred to the customer. Key indicators supporting this conclusion include:

1 —

Integration of Services:    We provide a significant service of integrating subcontractor work into a comprehensive site preparation solution, which is the specified performance obligation under the contract.

2 —

Primary Responsibility for Fulfillment:    We are contractually responsible for delivering the completed project to the customer and overseeing all subcontractor activities to ensure compliance with project specifications.

3 —

Inventory Risk:    We bear inventory risk for materials consumed in the project and assume backend inventory risk by being obligated to pay subcontractors regardless of its ability to collect from customers.

4 —

Pricing Discretion:    We have discretion in establishing the price charged to customers for subcontractor work without restrictions, further supporting our control over the services provided by subcontractors.

Accordingly, we recognize revenue for the full amount of consideration received from customers and records subcontractor costs as part of Cost of revenues on the consolidated statement of operations.

Contract Modifications and Change Orders

Change orders are considered modifications to existing contracts unless they add distinct goods or services. Change orders may be initiated by either the customer or us. Revenue and related costs incurred to measure performance obligation progress from unapproved change orders are not recognized until such amounts are approved or are reasonably assured of customer acceptance and collection is probable.

Loss Provisions

We evaluate our contracts monthly for potential losses, which evaluation considers job performance, site conditions, estimated profitability, and associated claims and change orders. If total estimated costs exceed total expected revenue, we record a provision for the full estimated loss in the period the loss is determined. As of September 30, 2025 and December 31, 2024, we recorded $966,399 and $4,039,488, respectively, for provisions for loss contracts. These provisions are recorded to “Cost of revenues” on the consolidated statements of operations and “Contract liabilities” on the consolidated balance sheets.

Contract Duration and Warranties

Our contracts generally take 12 to 15 months to complete. We provide one-year warranties on our construction services. These warranties are considered assurance-type warranties and do not represent separate performance obligations.

Contract Receivables, Assets and Liabilities

Contract receivables are based on amounts billed to customers and currently due in accordance with contract terms with an unconditional right for us to receive payment. Such amounts comprise the balance of “Accounts receivable, net” caption on the consolidated balance sheets.

Our contract assets include (1) revenues recognized in excess of amounts billed on these contracts and will be billed at a later date, usually due to contract terms, and (2) conditional retainage amounts for the portion of the contract price earned by us for work performed but held for payment by the customer as a form of security. Contract liabilities include (1) billings in excess of revenues recognized on customer contracts, and (2) provision for contract losses.

We present contract assets and contract liabilities, net at the individual contract level in the consolidated balance sheets. We do not offset contract assets and liabilities across multiple contracts with the same customer. Contract assets are reclassified to accounts receivable, net when the right to payment becomes unconditional. Many contracts contain retainage provisions, whereby a portion of billed amounts is withheld by the customer pending satisfactory completion of the project. Retainage amounts are considered contract assets and such amounts are included in the net presentation of contract assets and liabilities at the contract level.

Conditional retainage is recorded as a current asset or liability as part of contract assets or contract liabilities. We consider conditional retainage that is withheld on progress billings as a conditional right to payment until contractual milestones are reached. Such contractual milestones typically require substantial completion of the project before retainage is paid, with some customer contracts permitting partial retainage payments at earlier project milestones. Accordingly, withheld retainage is considered a component of contracts assets until billed to the customer, when obligations have been satisfied and the right to receipt is subject only to the passage of time. Conditional retainage that has been billed, but is not due until completion of performance and acceptance by customers, is generally expected to be collected within one year. Some contracts permit portions of the retainage to be paid prior to project completion when certain milestones are met. Conditional retainage rates are typically 10% of the monthly billings in our contracts, consistent with industry practice, but can range from 5% to 10%.

We have assessed these payment terms and concluded that they do not represent a significant financing component under ASC 606, as the timing of payment is established primarily for customer protection and is consistent with industry practice. We have elected the practical expedient under ASC 606-10-32-18, which allows entities to exclude the effects of a significant financing component when the period between customer payment and performance is less than one year. Accordingly, we do not adjust the promised amount of consideration for the time value of money in such cases.

Contract Costs

We incur costs to obtain and fulfill construction contracts in the normal course of business. In accordance with ASC 340-40, we have elected the practical expedient to expense incremental costs of obtaining a contract (such as bid, proposal costs) when the amortization period of the asset that would otherwise be recognized is one year or less. These costs are expensed as incurred and are included in project costs included under “Cost of revenues” on the consolidated statements of operations.

We have also evaluated its contract fulfillment activities and determined that no fulfillment costs meet the criteria for capitalization under ASC 340-40. Fulfillment costs are captured within the overall project cost structure and do not generate or enhance resources that will be used to satisfy future performance obligations beyond those already recognized.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Our interest rate risk relates primarily to fluctuations in variable interest rates on our Credit Facility and our cash and cash equivalents balance. Our indebtedness as of September 30, 2025 included $80.7 million of variable rate debt and $0.2 million of fixed rate debt under our Prior Credit Facility. At September 30, 2025, a 100-basis point (or 1%) increase or decrease in the interest rate would increase or decrease interest expense by approximately $807,000 per year. As of September 30, 2025, we held cash and cash equivalents of $18.4 million. At September 30, 2025, a 100-basis point (or 1%) increase or decrease in the interest rate would increase or decrease interest income by approximately $184,000 per year. On October 1, 2025, we paid down and terminated the Prior Credit Facility and entered into the New Credit Facility. For more information on the terms of the New Credit Facility, see “— Credit Facilities, Debt and Other Capital — New Credit Facility”.

Other

Fair Value

The carrying values of our cash and cash equivalents, accounts receivable and accounts payable approximate their fair values because of the short-term nature of these instruments. Based upon the current market rates for debt with similar credit risk and maturities, at September 30, 2025 the fair value of our debt outstanding approximated the carrying value, as interest is based on Term SOFR plus an applicable margin.

Inflation

While inflation did not have a material impact on our financial results for many years, since 2021, supply chain volatility and inflation has resulted in price increases in oil, fuel, lumber, concrete, steel and labor which have increased our cost of operations, and inflation has increased our general and administrative expense. Anticipated cost increases are considered in our bids to customers; however, inflation has had, and may continue to have, a negative impact on our financial results.

Business

Our Company

We provide a comprehensive suite of infrastructure services to the residential, commercial, industrial, municipal, and state infrastructure markets. Our operations leverage a large highly skilled workforce and a fleet of specialized equipment to deliver wet utility installations (water, sewer, and stormwater systems), as well as grading, site clearing, erosion control, drilling and blasting, paving, and other related site services. We are becoming the platform of choice for a diverse array of infrastructure construction projects in our target geographies that require high-level technical expertise and sophistication. We seek to safely execute site work solutions within both the individual project’s schedule and budget, while strengthening our relationships with our growing list of customers. We believe we are one of the fastest-growing, full-service turnkey infrastructure services companies in the Southeastern United States. We deliver our suite of comprehensive infrastructure services that support the planning, preparation, installation, and development of residential, commercial, industrial, municipal, and state infrastructure projects, primarily through in-house teams and equipment, significantly reducing the need for outsourcing or subcontractors, which enables industry-leading project execution. Led by an experienced, long-tenured management team and supported by talented project managers, we are driven by a culture of safety and employee development. Our high-level expertise, technical sophistication, and expedited delivery of services result in strong margins. We believe we are well positioned to continue growing our revenue and profitability in a very fragmented and highly attractive industry.

The Southeastern United States is one of the fastest-growing regions with respect to population and job growth. The three distinct and attractive markets in which we primarily operate today (the greater Charlotte, Raleigh, and Greensboro areas of North Carolina) have experienced a combined annual population growth of 6.6% from 2020 to 2024, compared to 2.6% for the rest of the United States. Our footprint is strategically aligned with the North Carolina Research Triangle, which houses numerous educational institutions and knowledge-sector companies that are among the core drivers of job growth in the state. In 2024, North Carolina issued approximately nine new housing permits per 1,000 residents, compared to about four new permits per 1,000 residents for the United States overall.

We maintain deep, long-standing relationships with a diverse customer base, including some of the largest regional and national home builders, as well as general contractors supporting commercial and industrial construction. We believe these relationships enable us to consistently win new contracts and expand both within our current markets and into new geographies. We are already fully integrated within our Raleigh market and are completing integration buildouts in our other markets. We believe this significantly reduces wait times between each phase of construction, minimizes timeline risk, and increases the likelihood of successful execution. As the first step in the construction process, customers highly value our speed of delivery, quality of work, and reputation for excellence, which results in recurring business and better margins. Our dedication to proven processes, technology, and safety has enabled our strong growth and reputation.

For the nine months ended September 30, 2025, we generated revenue of approximately $310.2 million, supported by a robust backlog of approximately $646 million at September 30, 2025, compared to revenue of approximately $230.3 million for the nine months ended September 30, 2024. For the year ended December 31, 2024, we generated revenue of approximately $315.2 million, supported by a robust backlog of approximately $512 million at December 31, 2024, compared to revenue of approximately $248.0 million for the year ended December 31, 2023 and a backlog of approximately $401 million at December 31, 2023. For the nine months ended September 30, 2025, net income was approximately $26.2 million, Gross Profit was approximately $41.6 million, Adjusted Gross Profit was approximately $64.9 million, EBITDA was approximately $55.1 million and Adjusted EBITDA was approximately $55.7 million, compared to net income of approximately $21.9 million, Gross Profit of approximately $34.4 million, Adjusted Gross Profit of approximately $48.0 million, EBITDA of approximately $39.9 million and Adjusted EBITDA of approximately $41.3 million for the nine months ended September 30, 2024. For the year ended December 31, 2024, net income was approximately $28.3 million, Gross Profit was approximately $46.6 million, Adjusted Gross Profit was approximately $65.3 million, EBITDA was approximately $53.1 million and Adjusted EBITDA was approximately $56.5 million, compared to net income of approximately $24.3 million, Gross Profit of approximately $35.6 million, Adjusted Gross Profit of approximately $48.8 million, EBITDA of approximately $41.5 million and Adjusted EBITDA of approximately $43.1 million for the year ended December 31, 2023. For the nine months ended September 30, 2025, our net income margin was approximately 8.4%, EBITDA Margin was approximately 17.8%, Adjusted EBITDA Margin was approximately 17.9%, Gross Profit Margin was approximately 13.4% and Adjusted Gross Profit Margin was approximately 20.9%, compared to net income margin of approximately 9.5%, EBITDA Margin of approximately 17.3%, Adjusted EBITDA Margin of approximately 17.9%, Gross Profit Margin of approximately 14.9% and Adjusted Gross Profit Margin of approximately 20.8% for the nine months ended September 30, 2024. For the year ended December 31, 2024, our net income margin was approximately 9.0%, EBITDA Margin was approximately 16.9%, Adjusted EBITDA Margin was approximately 17.9%,

Gross Profit Margin was approximately 14.8% and Adjusted Gross Profit Margin was approximately 20.7%, compared to net income margin of approximately 9.8%, EBITDA Margin of approximately 16.7%, Adjusted EBITDA Margin of approximately 17.4%, Gross Profit Margin of approximately 14.4% and Adjusted Gross Profit Margin of approximately 19.7% for the year ended December 31, 2023. Our backlog, which was approximately $646 million at September 30, 2025, enables management to assess future revenue visibility and anticipate business activity. Historically, our maintenance capital expenditure as a percentage of EBITDA has been relatively low resulting in our business being highly cash generative and primed for continued expansion. We believe these financial results position us well for continued profitable growth and operational flexibility.

Our Competitive Strengths

We believe that the following competitive strengths have been instrumental in our success and position us for continued growth:

Comprehensive Infrastructure Construction Capabilities.    We provide a comprehensive set of construction services to our customers through our skilled workforce. Our broad service offering reduces reliance on subcontractors and differentiates us from smaller, less well-capitalized providers who depend on third parties or subcontractors to complete the full scope of a project. Because almost all our services are performed in-house, we maintain control over the project timeline and workforce and can competitively bid on projects while sustaining attractive margins. Customers value our ability to complete contracts quickly and efficiently, which aligns with the market’s need for faster project completion.

Strong Relationships with Regional and National Home Builders.    We have developed deep, long-standing relationships with some of the largest regional and national home builders, which we believe serves as a key competitive advantage in the residential market. Our strong relationships, which are founded on years of superior service delivery, enable us to negotiate contracts rather than compete in lowest-bidder scenarios. As our home builder partners expand geographically, we are able to grow alongside them, consistently winning new projects and broadening our presence both within existing markets and in new geographies. Importantly, as industry trends indicate that residential builders are moving quickly and seeking to minimize inventory, our ability to deliver projects rapidly and reliably makes us a preferred partner for these customers.

Leadership Position in Our Markets.    We are an established leader in our markets based on our longevity, management expertise and reputation, and in-depth knowledge of construction conditions in our market areas. Our history of success has contributed to the development of our diverse customer base, which is comprised of local and national customers. With no customer contributing more than 14% of revenue for the year ended December 31, 2024, our scale and vertical integration in the Southeastern United States make us one of the leading providers of choice for complex residential, industrial, and municipal projects. Our decentralized model makes us a versatile infrastructure services provider, serving both the niche needs of local customers and the broader requirements of national developers.

Distinct Scale Advantage.    Our significant scale provides us with a distinct competitive advantage in a highly fragmented market. Our size allows us to expand our customer base and range of services, positioning us as the provider of choice for large-scale projects that smaller competitors may not be able to execute. Unlike larger-scale competitors, who are typically general contractors, our focused expertise and resources allow us to efficiently perform a broad range of critical services in-house. This scale enables us to better control project timelines, quality, and costs. As a result, we are able to capture greater market share and deliver superior value to our customers.

Consistent History of Managing Construction Projects and Contract Risk.    Our significant experience and longevity in our markets provide us with a deep understanding of the many risks associated with infrastructure construction, which we actively monitor and manage from the bidding stage through contract completion. Our project managers lead the estimating process, and all bid proposals are reviewed by senior management prior to submission. This system increases project managers’ accountability and creates a flywheel of market intelligence including not only the financial and operational risks, but also the opportunities inherent in our contracts. Wet utility services represent the most complex aspect of infrastructure construction and require timely execution that drives the overall project timeline. Our vertical integration further reduces the risk of supply chain disruptions, serving as a key competitive differentiator for our clients.

Opportunistic Acquisition Process.    We have successfully completed six acquisitions over the past five years, which have significantly augmented our growth. While acquisitions can expand our market share in existing markets such as Raleigh, Charlotte, and Wilmington, we also pursue small acquisitions in additional markets as they are easier to integrate and are highly accretive. For example, we expanded into Charlotte two years ago by acquiring a company with approximately $26 million in annual revenue. Since consolidating that acquisition into our platform and combined with the revenue of another company acquired in early 2025, we have been able to increase revenue in our Charlotte operations to approximately

$71.4 million for the twelve months ended September 30, 2025 on a combined basis. We have a proven integration history that has historically unlocked value. Due to our performance-oriented culture and robust growth prospects, acquisition partners are given an equity stake in the company. All six of our acquisition partners retain an equity stake in our business following each acquisition, allowing them to remain involved and aligned with our company’s long-term success. While we continuously evaluate potential acquisitions, as of the date of this prospectus we have not entered into any agreement or arrangement with respect to any particular acquisition other than those previous acquisitions described in this prospectus. Furthermore, there can be no assurance that we will be able to complete any future acquisitions on favorable terms or at all.

Experienced Management Team and Skilled Workforce.    Our Chief Executive Officer and founder has over 30 years of experience in operating a civil infrastructure business, and our seasoned management team averages over 30 years of industry experience. Our large, skilled workforce presents us with significant competitive advantages, especially due to the lack of relevant trade schools in the United States. Many of our skilled workers are developed internally through apprenticeship programs or acquired through strategic hiring. Junior estimators are hired after passing an aptitude test and participate in a year-long program before bidding jobs independently, while project management team members undergo a similar two-year training process. In the field, we utilize simulators to provide hands-on training for staff, and supervisors undergo rigorous reviews every six months, with successful individuals having the opportunity to advance into project management roles. Additionally, our company’s growth creates opportunities to promote and develop employees, as we prioritize internal advancement. As our platform’s success continues, we believe we have become a destination workplace for many of the skilled workers in our geographies.

Employee Safety.    We dedicate significant time and resources to properly training and equipping our approximately 1,335 employees, particularly our field personnel. Each of them receives an initial safety orientation, and for certain types of projects, specific hazard training programs. As a result, we are proud to report that our 2025 EMR is 0.85, compared to the industry average of 1.00, indicating a superior safety record.

Emphasis on Culture.    Our culture is defined by an execution-focused environment where employees are empowered and incentivized to think and act like owners. We foster a “winning together” mindset to align interests and drive performance. As a non-union organization, we maintain flexibility and agility in our operations. This approach has resulted in strong employee retention, high engagement, and consistently positive customer feedback, all of which contribute to our ongoing success and growth.

Detailed Growth Strategy

The key elements of our growth strategy include:

Leverage Our Proven, Replicable Model to Expand Within Our Existing Markets and into New Geographies Across the Southeastern United States.

Building on our established success and leadership in the Southeastern United States, we are utilizing our comprehensive infrastructure construction capabilities and strong relationships with national home builders and other customers to further penetrate existing markets and explore new geographic areas. Our proven model, characterized by efficient in-house performance and a skilled workforce, positions us to capture additional market share and deliver superior value in a region experiencing rapid population and job growth.

We expand geographically by leveraging existing relationships and organic growth, as well as through strategic acquisitions. This approach allows us to quickly establish a presence, build market share, and replicate our proven business model in diverse regions, serving a broader customer base and capitalizing on local opportunities, which has resulted in our revenue growing at a 43.6% compound annual growth rate between 2021 and 2024. In each market, we build out the foundation of our infrastructure services business by initially focusing on residential home building, which provides large, multi-phase opportunities and enables us to establish our service reputation. Once we have developed a strong reputation in a given market, we can move to a new market and repeat our growth strategy, which we estimate has resulted in organic revenue growth of approximately 73% since our founding in 2013. For example, we began in Raleigh, NC, and entered the Charlotte, NC market in 2023 via a small acquisition. Now, Charlotte, NC represents roughly 18% of our total revenue and is growing faster than Raleigh, NC for the twelve months ended September 30, 2025. We entered into the Greensboro, NC market in 2024 and expanded further into this market in 2025 via a small acquisition. Additional market opportunities include Wilmington, NC; South Carolina, Georgia, Tennessee, and Florida. This approach also positions us to win additional business on larger, more specialized projects with industrial, commercial, retail, and municipal or state customers. We begin with core site preparation services, including underground capabilities such as drilling and blasting, wet utility work, electrical utility lines, and grading, and we expand our service lines as our customer mix evolves, further strengthening our position as a leading provider of end-to-end infrastructure services across the Southeastern United States.

Integrate Additional Services into Our Operations.

As we continue to grow, we seek to enhance our service portfolio by incorporating new service lines that align with and complement our core construction competencies, further evolving into a comprehensive turnkey infrastructure services company. By expanding our range of services, such as paving, asphalt plants, precast concrete manufacturing, CCTV inspection, and drilling and blasting, we can better meet the diverse needs of our customers, reduce reliance on subcontractors, and maintain control over project timelines and quality. We add these capabilities through both organic growth and small, tuck-in acquisitions, which not only enhance our Gross Profit Margin opportunities but also strengthen our ability to compete for a wider range of projects. We believe this strategic integration will enable us to offer a more comprehensive suite of solutions, further differentiating us from competitors and strengthening our market position.

Pursue Acquisitions that Complement Our Current Service Capabilities and Position Us for New Opportunities.

Acquisitions have been a key driver of our growth, and we will continue to pursue targeted, strategic transactions that enhance our service capabilities and expand our market presence. Our acquisition strategy focuses on pursuing small companies that address specific needs within our business, allowing us to perform services more efficiently and cost-effectively in-house rather than outsourcing. By targeting acquisitions that align with our high-quality culture and growth prospects, we can seamlessly integrate new operations, leverage synergies, and access new opportunities. This approach also enables us to maintain our company culture and reduce the risk of overpaying for assets. Typically, sellers retain a portion of equity in their businesses following the sale, which aligns their incentives and goals with ours and helps preserve the growth mindset and culture under our ownership. By acquiring companies that offer complementary services or geographic expansion, we ensure long-term success and alignment with our business objectives, making us an attractive partner for sellers who want to remain involved and benefit from our continued success. While we continuously evaluate potential acquisitions, as of the date of this prospectus we have not entered into any agreement or arrangement with respect to any particular acquisition other than those previous acquisitions described in this prospectus. Furthermore, there can be no assurance that we will be able to complete any future acquisitions on favorable terms or at all.

Continue to Capitalize on Vertical Integration Opportunities.

We believe our ability to perform a broad range of critical services in-house, eliminating the need for subcontractors, provides us with a distinct competitive advantage. By further expanding our scope of services and capitalizing on vertical integration, we can enhance our control over project timelines, quality, and costs. For example, we are currently vertically integrating our asphalt supply by constructing our own asphalt plants in strategic locations near our jobsites. This approach is margin accretive and enables us to more effectively control project completion timelines. Vertical integration not only strengthens our operational capabilities and supports our continued growth and profitability, but also allows us to deliver complex, large-scale projects efficiently and reliably, positioning us as a provider of choice for our customers.

Continue to Develop Our Employees.

We believe that our employees are the key to the successful implementation of our business strategy. Therefore, we will continue allocating significant resources to attract and retain talented managers, supervisors and field personnel. A key area of focus has been and remains maintaining high standards of training to ensure that all our projects are completed to the highest standards of quality, safety, and customer satisfaction. We pride ourselves on providing pathways of advancement for everyone we employ, regardless of their previous experience upon joining.

Company History

Cardinal NC was founded in 2013 by Jeremy Spivey, our Chief Executive Officer, in Raleigh, North Carolina. We originated as a niche provider of wet utilities installation and have, over time, both organically and through acquisitions, added capabilities, including grading, site clearing, erosion control, drilling and blasting, paving, and related site services, to become a full-service, end-to-end provider of turnkey infrastructure services.

Acquisitions have been an integral part of our growth since our founding, and we believe they account for approximately 27% of our growth since 2013. We have completed six acquisitions to date. We deepened our presence within the Raleigh market through the acquisition of Harrelson Utility Repair & Contracting Inc. in 2021 and G. Goodwin Enterprises, LLC in 2022. We subsequently expanded into the Charlotte area through the acquisition of Monroe Roadways, Inc. in July 2023 and Purcell Construction, Inc. in January 2025. In 2024, we expanded into the Greensboro market organically, and in May 2025, we acquired Page & Associates, Inc., a local provider based in Greensboro. In October 2025, we acquired Red Clay Industries, Inc., a provider of asphalt paving, concrete contracting, concrete reclamation and soil stabilization in North Carolina.

Industry Overview

Today, we primarily operate in North Carolina, specifically the greater Charlotte, Raleigh, and Greensboro areas of North Carolina. We believe operating in North Carolina benefits us due to both positive long-term demographic trends and the state’s historical commitment to funding transportation and wet utility projects. In 2023, private non-residential construction spending in North Carolina was $1,742.04 per capita, compared to the national average of $1,613.20, placing North Carolina among the top 20 states for private non-residential construction spending. Additionally, the state has positive trends for population growth, which is a key driver for infrastructure spending. According to the 2024 census, as ranked by population, North Carolina was the ninth largest state in the United States and the seventh fastest growing, with a 15.4% increase from 2010 to 2024. Population in North Carolina is expected to grow by 6.3% from 2024 to 2030. This rapidly growing population base continues to drive demand for our services across the residential, commercial, civil, municipal, and industrial infrastructure verticals. Further, this rising population has contributed to revenue growth in our operations for each of the greater Raleigh, Charlotte and Greensboro areas of $230 million to $265 million, $18 million to $41 million and no revenue to $9 million between the years ended 2023 and 2024, respectively. In addition, our backlog in each of these areas was strong as of September 30, 2025 with approximately $485 million, $101 million and $60 million in Raleigh, Charlotte and Greensboro, respectively.

According to the Federal Reserve Bank of St. Louis, between 2018 and 2024, North Carolina experienced 23.0% growth in the total number of construction employees. Additionally, private housing building permit data shows that the building permit share of units for the Southeastern United States, as a percentage of the entire United States was 36% in 2024, up 7% from 29% just 10 years earlier. Similarly, the building permit share of value for the region, as a percentage of the entire United States, was 36% in 2023 as compared to 29% in 2014. We anticipate that continued population growth and increased spending for infrastructure in the region will positively affect our business opportunities over the coming years.

Our geographic markets have experienced steady and significant population growth over the last 10 years. The rapidly growing population bases in our target markets in the Southeastern United States continue to enhance the need for expanded site preparation services, transportation, and water infrastructure. While we intend to outpace the industry growth rate, the industry itself has continued to grow above the U.S. gross domestic product over the past several years. According to data from the U.S. Census Bureau, the annual value of public construction put-in-place in the United States for transportation, highway, street and water/wastewater infrastructure has grown at an 8.1% compound annual growth rate since 2018, and was $267 billion in 2024, the last year for which data is available. This includes 6.9% annual growth in the $143.2 billion transportation and highway/street market and 11.9% growth in the $76.0 billion water/wastewater market. Dodge Construction Network, an industry data source, projects that nationwide construction spending on highways, bridges, and water supply systems is expected to grow by 14.2%, 11.0% and 6.1%, respectively, in 2025.

Our small but rapidly growing portfolio of municipal and DOT road and highway work is generally funded by municipal budgets in addition to federal and state authorizations. In 2021, the federal government enacted the IIJA, which authorized $660 billion for transportation spending through 2026. Of this total, the North Carolina Department of Transportation (“NCDOT”) was originally allocated approximately $7.2 billion.

Market share in the commercial developer arena is very difficult to quantify since much of that work is private and never disclosed. We believe our current market share within the Raleigh private business site preparation markets is roughly 50%, with continued room to grow.

Our Markets and Customers

We primarily focus on site preparation for large national home builders, including wet utilities installation, grading, site clearing, erosion control, drilling and blasting, paving, and related site services. Our service lines support projects such as the site preparation of housing subdivisions being developed by national homebuilders, encompassing both individual lots and supporting infrastructure. We view residential as an attractive end market for several reasons. First, our relationships with national homebuilders enable us to grow with our customers into new markets as the homebuilders expand geographically. Additionally, we are awarded work through direct negotiation with the majority of our homebuilder customers. These attractive contract structures allow us the opportunity for increased margins, vertical integration, and cross-selling. Finally, at the macro level, residential home construction offers meaningful sustainability of demand on a forward basis for our services. This thesis is supported by the reality of the current market, as the Chamber of Commerce reports a shortage of no less than 4.5 million residential units in the United States. This underscores the U.S. housing market’s severe under-inventory, driven by high mortgage rates, labor shortages, and regulatory barriers, which continues to fuel demand for new residential construction and infrastructure development, particularly in high-growth regions like the Southeastern United States. This shortage and the resulting demand for housing have created a backlog for homebuilders of at least 7.5 years, according to estimates as of March 2025.

We leverage our experience in residential infrastructure projects to drive our industrial, commercial, municipal, and state business. These lines of business typically support projects such as site preparation services for mixed-use retail developments or manufacturing plant construction within industrial parks, as well as site preparation and paving for highways and roads within DOT.

We generally perform the majority of the work required by our contracts with our in-house crews and we only engage subcontractors for ancillary services that we do not already perform internally. This approach enables us to maintain an average contract length of 12 months and more effectively control the quality, timeliness, and costs associated with our projects. We believe this level of involvement enables us to complete projects three to four months faster than our competition on average, which in turn strengthens customer relationships and drives repeat business.

For municipal and state customers, we specialize in projects that require high volumes of products, such as aggregates and oil mixes for asphalt paving. In North Carolina, we historically have not provided our own materials, and have instead sourced them from other suppliers. Spotting an opportunity for margin-accretive vertical integration, we made the decision to build several asphalt plants for use in everything we do. Our first plant will be located in Chatham County, NC. It is currently under construction, and we expect it to be operational in January 2026. Our second asphalt plant is permitted, and we are in the planning stages of building it. We expect that it will start operations in January 2027. We believe that having more of our raw input capabilities in-house gives us further control and visibility over project timelines, a key competitive differentiator of our services, ultimately leading to margin expansion on projects. Additionally, we are exploring the possibility of adding a concrete casting plant in the near future for the manufacturing of precast concrete wet utility components (e.g., underground concrete storm drainpipes, boxes, joints, etc.). We anticipate that this will have a similarly positive effect on margins as the asphalt plants.

Approximate end market breakdown by revenue for the trailing 12 months ended September 30, 2025 is as follows:

•        Residential builders – 70.7%

•        Commercial, Industrial and Retail builders – 20.3%

•        Municipal/state work – 4.6%

•        Materials and paving – 4.4%

For the year ended December 31, 2024, our largest revenue customer was Pulte Homes, which represented approximately 13% of the business and our top five customers represented approximately 41% of our revenue and our top 10 customers represented approximately 59% of our revenue. As of December 31, 2024, we were in various stages of completion on over 100 projects, none of which represented more than 10% of our revenue for the year then ended. All of our work is via signed contracts, the majority of which are negotiated individually and some of which are awarded through competitive bidding processes.

Backlog

Backlog represents our estimate of future billings on construction contracts. We add the revenue value of new contracts to our backlog, typically, when we are the low bidder on a public sector contract and management determines there are no apparent impediments to the contract award. As construction progresses, we adjust backlog to account for changes in estimated quantities under fixed unit price contracts, as well as to reflect changed conditions, change orders, and other variations from initially anticipated contract revenues and costs, including completion penalties and bonuses. We subtract from backlog the amounts we bill on contracts.

As of September 30, 2025, our backlog was approximately $646 million. Furthermore, approximately 69% of our backlog as of September 30, 2025 was derived from recurring customers, which is defined as a customer with billings in more than one fiscal year. For the year ended December 31, 2024, 86.8% of our revenue came from recurring customers underscoring the significance of our recurring customer dynamic.

Substantially all of the contracts in our backlog may be canceled at the election of the customer; however, neither our backlog nor our results of operations have been materially adversely affected by contract cancellations or modifications in the past. See “— Contracts — Contract Management Process.”

Contracts

Types of Contracts

We provide our services using traditional general contracting arrangements, which are predominantly fixed unit price or “lump sum” contracts awarded based on the lowest bid. Fixed unit price contracts require us to provide materials and services at a fixed unit price based on agreed quantities irrespective of our actual per unit costs. Lump sum contracts require the contract work to be completed for a single price irrespective of our actual costs incurred. A small amount of our revenue is produced under cost-plus or “time and material” contracts. Contracts may include variable consideration arising from customer-initiated or company-initiated change orders. We estimate that our average contract size is approximately $12 million and further estimate that our single project delivery capacity is over $100 million. For the years ended December 31, 2024 and 2023, respectively, 99% and 96% of our revenue related to fixed price contracts, with the remaining 1% and 4% from time and material billed contracts.

Fixed unit price contracts are generally used in competitively bid public civil construction contracts and, to a lesser degree, building construction contracts. Contractors under fixed unit price contracts are generally committed to providing all of the resources required to complete a contract for a fixed price per unit. Fixed unit price contracts generally transfer more risk to the contractor but offer the opportunity, under favorable circumstances, for greater profits. These contracts are generally subject to negotiated change orders, frequently due to a difference in site conditions from those anticipated when the bid is placed. Typically, one change order is issued upon completion of a contract to account for all quantity deviations from the original contract made during the construction process. Some contracts provide for penalties if the contract is not completed on time, or incentives if it is completed ahead of schedule.

All customer contracts include clearly defined scope, payment terms, and enforceable rights and obligations. We bill monthly for work performed, with payments due within 30 days, subject to retainage that is collected after we complete the project. Each contract generally contains a single performance obligation to provide land and construction site preparation services.

Contract Management Process

We identify potential contracts from a variety of sources, including subscriber services that notify us of contracts out for bid, advertisements by federal, state, and local governmental entities, our business development efforts, and meetings with other participants in the construction industry. Once we have determined which contracts are available, we decide which ones to pursue based on factors such as the relevant skills required, contract size and duration, the availability of our personnel and equipment, the size and composition of our current backlog, our competitive advantages and disadvantages, prior experience, the contracting agency or customer, the source of contract funding, geographic location, likely competition, construction risks, Gross Profit Margin opportunities, penalties or incentives, and the type of contract.

As a condition to pursuing certain contracts, we are sometimes required to complete a prequalification process with the applicable agency or customer. Some customers, such as NCDOT, require yearly prequalification, and other customers have experience requirements specific to the contract. The prequalification process generally limits bidders to those companies with operational experience and financial capability to effectively complete the particular contract in accordance with the plans, specifications, and construction schedule.

There are several factors that can create variability in contract performance and financial results compared to our bid assumptions on a contract. The most significant of these include the completeness and accuracy of our original bid analysis, recognition of costs associated with added scope changes, extended overhead due to customer and weather delays, subcontractor performance issues, changes in productivity expectations, site conditions that differ from those assumed in the original bid, and changes in the availability and proximity of materials. In addition, each of our original bids is based on the customer’s estimates of the quantities needed to complete a contract; if the quantities ultimately needed are different, our backlog and financial performance on the contract will change. All of these factors can lead to inefficiencies in contract performance, which can increase costs and lower profits. Conversely, if any of these or other factors is more positive than the assumptions in our bid, contract profitability can improve.

The estimating process for our contracts in North Carolina typically involves three phases. Initially, we consider the level of anticipated competition and our available resources for the prospective project. If we then decide to continue considering a project, we undertake the second phase of the contract process and spend two to six weeks performing a detailed review of the plans and specifications, summarize the various types of work involved and related estimated quantities, determine the contract duration and schedule, and highlight the unique and riskier aspects of the contract. Concurrently with this process, we estimate the cost and availability of labor, material, equipment, subcontractors, and the project team required to complete the contract on time and in accordance with the plans and specifications. Substantially all of our estimates are made on a per unit basis for each line item, with the typical contract containing 50 to over 300 line items. The final phase consists of a detailed review of the estimate by management, including, among other things, assumptions regarding cost, approach, means and methods, productivity, risk and the estimated profit margin. This profit will vary according to management’s perception of the degree of difficulty of the contract, the current competitive climate and the size and makeup of our backlog. Our project managers are intimately involved throughout the estimating and construction process so that contract issues and risks relating thereto can be understood and addressed on a timely basis.

Historically, the contracting process for our projects in North Carolina has been primarily the responsibility of Cardinal NC’s Chief Operating Officer, Erik West. He reviews all plans and specifications for proposed projects, estimates the costs and associated risks, determines an appropriate profit level and, based on this analysis, decides whether to submit a bid.

To manage the risk of changes in material prices and subcontracting costs used in tendering bids for construction contracts, we obtain firm quotations from our suppliers and subcontractors before submitting a bid. These quotations do not include any quantity guarantees, and we have no obligation for materials or subcontract services beyond those required to complete the respective contracts that we are awarded for which quotations have been provided.

Requests for proposals or negotiated contracts with private or public customers are generally awarded based on a combination of technical capability, service and price, taking into consideration factors such as contract schedule and prior experience. In either case, bidders must post a bid bond for generally 5% to 10% of the amount bid, and on winning the bid, must post a performance and payment bond for 100% of the contract amount. Upon completion of a contract, before receiving final payment on the contract, a contractor must post a maintenance bond for generally 1% of the contract amount for one to two years.

During the construction phase of a contract, we monitor our progress by comparing actual costs incurred and quantities completed to date with budgeted amounts and the contract schedule and periodically (at a minimum on a monthly basis) prepare an updated estimate of total forecasted revenue, cost, and expected profit for the contract.

During the normal course of most contracts, the customer, and sometimes the contractor, initiate modifications or changes to the original contract to reflect, among other things, changes in quantities, specifications, or design, method or manner of performance, facilities, materials, site conditions and period for completion of the work. In many cases, final contract quantities may differ from those specified by the customer. Generally, the scope and price of these modifications are documented in a “change order” to the original contract and reviewed, approved and paid in accordance with the normal change order provisions of the contract. We are often required to perform extra or change order work as directed by the customer even if the customer has not agreed in advance on the scope or price of the work to be performed. This process may result in disputes over whether the work performed is beyond the scope of the work included in the original contract plans and specifications or, even if the customer agrees that the work performed qualifies as extra work, the price that the customer is willing to pay for the extra work. These disputes may not be settled to our satisfaction. Even when the customer agrees to pay for the extra work, we may be required to fund the cost of such work for a lengthy period until the change order is approved and funded by the customer. In addition, any delay caused by the extra work may adversely impact the timely scheduling of other work on the contract (or on other contracts) and our ability to meet contract milestone dates.

The process of resolving contract claims varies from one contract to another but, in general, we attempt to resolve claims at the project supervisory level through the normal change order process or, if necessary, with higher levels of management within our organization and the customer’s organization. Regardless of the process, when a potential claim arises on a contract, we typically have the contractual obligation to perform the work and must incur the related costs. We do not recoup the costs unless and until the claim is resolved, which could take a significant amount of time.

Most of our construction contracts provide for termination of the contract for the convenience of the customer, with provisions to pay us only for work performed through the date of termination. Our backlog and results of operations have not been materially adversely affected by these provisions in the past.

We act as the prime contractor on almost all of the construction contracts that we undertake. We complete the majority of our contracts with our own resources, and we typically subcontract specialized activities such as traffic control, electrical systems, signage, and trucking. As the prime contractor, we are responsible for the performance of the entire contract, including subcontract work. Thus, we are subject to increased costs associated with the failure of one or more subcontractors to perform as anticipated. We manage this risk by reviewing the size of the subcontract, the financial stability of the subcontractor and other factors. Although we generally do not require that our subcontractors furnish a bond or other type of security to guarantee their performance, we require performance and payment bonds on many specialized or large subcontract portions of our contracts. Disadvantaged business enterprise regulations require us to use our best efforts to subcontract a specified portion of contract work performed for governmental entities to certain types of subcontractors, including minority- and women-owned businesses. We have not experienced significant costs due to subcontractor performance issues.

Since almost all residential work is directly negotiated, our customer relationships and industry expertise give us an advantage in the residential market. Additionally, our contracts include financial incentives to meet project milestones on schedule, further increasing our profitability.

Sourcing and Supply Chain

We use various materials and components in our construction process and are dependent upon building material suppliers for continuous product availability. Our materials are subject to price fluctuations until we submit a bid on a project begins, at which point prices for that project are locked in via firm quotations. Such price fluctuations may be caused by several factors, including seasonal variation in availability of materials, labor and supply chain disruptions, international trade disputes and resulting tariffs, and increased demand for materials in the markets where we operate. For additional information regarding the risks associated with our dependence on suppliers of materials and subcontractors, see “Risk Factors — Risks Related to Our Business and Industry — Our dependence on suppliers of materials and subcontractors could increase our costs and impair our ability to complete contracts on a timely basis or at all.” The principal raw materials and components used in the construction of our projects are PVC piping, asphalt and concrete, all of which are obtained by local suppliers. In addition, we use various other materials and components in our business, including drywall, plumbing, and electrical components, which are readily available in the United States. Our objective in procurement is to maximize efficiencies at local, regional, and national levels and to consistently utilize established contractual arrangements. We employ a procurement program that leverages our nimbleness and regional presence to achieve attractive cost savings and, whenever possible, to utilize standard products available from multiple suppliers.

Insurance and Bonding

All of our buildings and equipment are covered by insurance, which our management believes is adequate. In addition, we maintain general liability and excess liability insurance, all in amounts consistent with our risk profile and industry practice. We self-insure our workers’ compensation claims subject to stop-loss insurance coverage.

Surety bonds are required in substantially all publicly funded construction projects (DOT and municipal) but are not typically required for private sector work. For the year ended December 31, 2024, we generated approximately 3% of our revenue from publicly funded construction projects. In situations where our customers require it, we procure surety bonds to secure our performance under those construction contracts.

Typically, a bidder for a contract must post a bid bond generally for 5% to 10% of the amount bid, and on winning the bid, must post a performance and payment bond for 100% of the contract amount. Upon completion of a contract, before receiving final payment on the contract, a contractor must post a maintenance bond for generally 1% of the contract amount for one to two years. Our ability to obtain surety bonds depends upon our capitalization, working capital, aggregate contract size, past performance, management expertise, and external factors, including the capacity of the overall surety market. Surety companies consider such factors in light of the amount of our backlog that we have currently bonded and their current underwriting standards, which may change from time to time. As is customary, we have agreed to indemnify our bonding company for all losses incurred by it in connection with bonds that are issued, and we have granted our bonding company a security interest in certain assets as collateral for such obligation. We have historically not experienced issues obtaining surety or payment bonds and do not expect to experience issues in our ability to post these types of bonds after completion of this offering.

Competition

According to the National Utility Contractors Association of the Carolinas, there are approximately 75 contractor members in North Carolina who could be considered competitors. However, we most frequently compete with a core group of approximately 33 companies who regularly bid on the same projects. These competitors range in size from very small, to very large, national and regional construction companies. Historically, the construction business has not typically required large amounts of capital, which can result in relative ease of market entry for companies possessing acceptable qualifications. Factors influencing our competitiveness include price, our reputation for quality, our equipment fleet, our financial strength, surety bonding capacity, and prequalification, our knowledge of local markets and conditions, and our project management and estimating abilities. Additionally, due to our vertical integration in asphalt production, some of our competitors are also our customers, as we supply asphalt materials to third parties within the industry. Although some of our competitors are larger than we are and may possess greater resources or provide more vertically integrated services, we believe that we are well-positioned to compete effectively and favorably in the markets in which we operate based on the foregoing factors.

We are unable to determine the size of many competitors because they are privately owned, but we believe that we are one of the larger players in North Carolina. Being one of the largest firms in North Carolina, offers several competitive advantages. These include greater flexibility to manage our backlog and to schedule and deploy our workforce and equipment resources more efficiently; more cost-effective purchasing of materials, insurance, and bonds; the ability to provide a broader range of services that would otherwise be provided through subcontractors; and access to substantially more capital and resources to dedicate to each of our contracts. Because we own and maintain most of the equipment required for our contracts and have an experienced workforce to handle many types of municipal civil construction, we are able to bid competitively on many categories of contracts, especially complex, multitask projects.

Seasonality

The homebuilding industry, as well as other construction industries, generally exhibits seasonality. For example, weather-related disruptions can affect construction schedules, create variability in profitability, and influence the number of employees required on active projects. We have historically experienced, and in the future expect to continue to experience, variability in our results on a quarterly basis. As a result, our revenue may fluctuate on a quarterly basis, and we may have higher capital requirements in our second, third, and fourth quarters. Our revenue and capital requirements are generally similar across our second, third, and fourth quarters. As a result of seasonal activity, our quarterly results of operations and financial position at the end of a particular quarter, especially the first quarter are not necessarily representative of the results we expect for the year. We expect this seasonal pattern to continue in the long term.

Intellectual Property and Other Proprietary Rights

To establish and protect our proprietary rights, we rely on a combination of trademark, copyright, and trade secret laws, and contractual restrictions such as confidentiality agreements and licenses. We strive to protect the proprietary information we believe is important to our business. We have registered or applied to register certain of our trademarks in the United States. We pursue the registration of domain names for websites that we use and consider material to our business. While much of the intellectual property we use is owned by us, we also use various third-party licensed software in connection with our business. Although we believe these licenses are sufficient for the operation of our business, these licenses typically limit our use of such third-party software to specific uses and for specific time periods.

Employees

As of September 30, 2025, we had approximately 1,335 employees, including 39 project managers and 50 superintendents who manage over 193 fully equipped crews in our construction business. Of such employees, all were located in North Carolina, with most being field personnel. None of our employees are members of a union. We also utilize subcontractors to fill out our workload when needed.

Our business is dependent upon a readily available supply of management, supervisory and field personnel. Substantially all of our employees who work on our contracts are a permanent part of our workforce, and we generally do not utilize many temporary employees and prefer to limit the number of subcontractors. We have generally been able to attract sufficient numbers of personnel to support the growth of our operations. Although we do not anticipate any shortage of labor in the near term, we may not be able to continue to attract and retain sufficient employees at all levels due to changes in immigration enforcement practices or compliance standards or for other reasons.

We conduct extensive safety training programs, which have allowed us to maintain a high safety level at our worksites. Our EMR has improved from 0.94 in 2021 to 0.85 in 2025. All newly hired employees undergo an initial safety orientation, and for certain types of projects, we conduct specific hazard training programs. Our project foremen and superintendents conduct weekly on-site safety meetings, and our full-time safety inspectors make random site safety inspections and perform assessments and training if infractions are discovered. In addition, all of our superintendents and project managers are required to complete an Occupational Safety and Health Act (“OSHA”) — approved safety course.

Properties

We currently lease approximately 25,000 square feet of office space in four locations in North Carolina, including our corporate headquarters in Raleigh, and one location in South Carolina. In addition, we currently lease approximately 15,000 square feet of shop and storage space in three locations in North Carolina. We believe these facilities are adequate to meet our current and near-term requirements.

Government and Environmental Regulations

Our operations are subject to compliance with numerous, complex and frequently changing regulatory requirements of federal, state and local agencies and authorities, including regulations concerning safety, wage and hour requirements, other labor issues, immigration controls, vehicle and equipment operations and other aspects of our business. For example, our construction operations are subject to the requirements of OSHA, and comparable state laws directed toward the protection of employees. In addition, most of our construction contracts are entered into with public authorities, and these contracts frequently impose additional governmental requirements, including requirements regarding labor relations and subcontracting with designated classes of disadvantaged businesses.

All of our operations are also subject to federal, state, and local laws and regulations relating to the environment, health and safety, including, for example, those relating to discharges into air, water, and land; the generation, handling, and disposal of solid and hazardous waste; the ownership and operation of underground storage tanks; and the cleanup of properties affected by hazardous substances. We are also required to obtain and maintain permits for the development, construction and operation of the asphalt plant we are developing. We also implement our customer’s plans and permit requirements to comply with environmental laws and regulations for our customer’s construction projects. Any failure to comply with environmental, health and safety laws and regulations, and any failure to obtain, maintain and comply with permits required under such laws and regulations, may result in the assessment of administrative, civil and criminal penalties, imposition of remedial obligations, and the issuance of injunctions delaying or prohibiting operations. Additionally, if our customers fail to obtain and maintain permits required for their projects, our business may be negatively impacted.

For example, our operations are subject to the federal Clean Water Act and analogous state laws, pursuant to which we must apply water or chemicals to reduce dust on road construction projects and to contain contaminants in storm runoff water at construction sites. We also store certain hazardous materials associated with maintenance of our machinery and fleet of specialized equipment in a tank at our shop site in Zebulon, North Carolina, and we maintain fuel tanks at our customers’ project sites and our Zebulon site. In certain circumstances, we may also be required to hire subcontractors to dispose of hazardous wastes encountered on a project, in accordance with a plan approved in advance by the customer. Certain environmental laws impose substantial penalties for non-compliance, and others, such as the federal Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), impose strict, retroactive, joint and several liability on parties responsible for the release of hazardous substances.

In other words, CERCLA and comparable state laws impose liability, without regard to fault or the legality of the original conduct, on certain classes of persons that contributed to the release of a “hazardous substance” into the environment. These persons include the current and former owner or operator of the site where the release occurred and companies that disposed of or arranged for the disposal of the hazardous substances found at the site. Under CERCLA, these persons may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies. CERCLA also authorizes the federal Environmental Protection Agency (the “EPA”), and, in some instances, third parties, to act in response to threats to the public health or the environment and to seek to recover from the responsible classes of persons the costs they incur. We may also be exposed to potential liability for personal injury or property damage caused by any release, spill, exposure or other accident involving such pollutants, substances or wastes. Private parties may also have the right to pursue legal actions to enforce compliance, as well as to seek damages for non-compliance, with environmental and safety laws and regulations or for personal injury or property damage.

Solid wastes, which may include hazardous wastes, are subject to the requirements of the Federal Solid Waste Disposal Act, the federal Resource Conservation and Recovery Act, referred to as RCRA, and comparable state statutes. Although we do not generate solid waste, we occasionally dispose of solid waste on behalf of customers. From time to time, the EPA considers the adoption of stricter disposal standards for non-hazardous wastes. Moreover, it is possible that additional wastes will in the future be designated as “hazardous wastes.” Hazardous wastes are subject to more rigorous and costly disposal requirements than are non-hazardous wastes.

The long-term trend in environmental regulation is to place more restrictions on activities that may affect the environment, and thus, any changes in, or more stringent enforcement of, these laws and regulations, or others to which we are subject, that result in more stringent and costly pollution control equipment, or delays in the permitting or performance of projects, or additional or more stringent waste handling, storage, transport, disposal or remediation requirements could have a material adverse effect on our operations and financial position.

We also cannot be assured that future events, such as changes in existing laws or enforcement policies, the promulgation of new laws or regulations or the development or discovery of new facts or conditions adverse to our operations will not cause us to incur significant costs. While we focus on our compliance with current environmental, health and safety regulations, we acknowledge the potential for policy shifts that could impact our operations. For example, on January 20, 2025, the current U.S. administration issued a series of executive orders and memoranda signaling a shift in environmental policy in the United States, including the revocation of approximately 80 former administration executive orders related to public health, the environment, climate change and climate-related financial risks. Several agencies have undertaken actions of a deregulatory nature in accordance with the executive orders and memoranda. During the first two quarters of 2025, there have also been fluctuating tariffs that may directly or indirectly affect our results of operations. While the extent of the current U.S. administration’s changes to the environmental regulatory landscape is unknown at this time, it is possible that additional changes in the future could impact our results of operation and those of our suppliers and customers.

Legal Proceedings

We are, and may in the future be, involved as a party to various legal proceedings, which are incidental to the ordinary course of business. We regularly analyze current information and, as necessary, provide accruals for probable liabilities on the eventual disposition of these matters. In the opinion of management, after consultation with legal counsel, there are currently no threatened or pending legal matters that would reasonably be expected to have a material adverse impact on our consolidated results of operations, financial position or cash flows.

Management

Directors and Executive Officers

The following table sets forth, as of the date of this prospectus, the names, ages and titles of the individuals who are expected to constitute our directors and executive officers upon completion of this offering. Executive officers serve at the discretion of our board of directors and until their successors are elected and qualified.

Name	Age	Position
Jeremy Spivey	49	Chief Executive Officer; Director
Erik West	45	Chief Operating Officer of Cardinal NC
Mike Rowe	66	Chief Financial Officer
Tiffany Gidley	36	General Counsel; Secretary
Richard M. Lee, Jr.	60	Director
Austin J. Shanfelter	68	Director
Richard B. Wimmer	71	Director
Ivy Zelman	59	Director

Set forth below is a description of the backgrounds of our directors and executive officers. Unless otherwise indicated, references to positions are at Cardinal NC.

Jeremy Spivey founded Cardinal NC in 2013 and has been a partner and the Chief Executive Officer of Cardinal since that time. Mr. Spivey has more than 30 years of civil construction experience specializing in all facets of land development and complex civil projects. Having begun his career as a part of a utility crew, Mr. Spivey worked his way through core aspects of the business. Mr. Spivey holds a Bachelor of Science in Construction Management with a Minor in Business Administration from East Carolina University. We believe Mr. Spivey is qualified to serve on our board of directors due to his business expertise, extensive industry experience, and daily insight into our business as our Chief Executive Officer.

Erik West has been a partner and the Chief Operating Officer of Cardinal NC since 2016. He has more than 21 years of experience successfully overseeing all phases of multi-million dollar civil construction projects. Mr. West holds a Bachelor of Science in Civil Engineering and Construction Management from North Carolina State University.

Mike Rowe has been a partner and the Chief Financial Officer of Cardinal NC since July 2019. Mr. Rowe was a partner and fractional chief financial officer of Rankin McKenzie LLC, a provider of part-time and interim chief financial officer services to growth companies, from December 2017 to July 2019, executive vice president, chief operating officer and chief financial officer of ING Source, Inc., a producer of medical-grade compression products for consumers, from January 2014 to May 2018, chief financial officer of Jones & Frank, a provider of turnkey fueling infrastructure, from March 2010 to June 2013 and Executive Vice President and chief financial officer of Carolina Handling, a material handling systems integrator, from March 2006 to April 2010. Mr. Rowe has a bachelor’s degree in accounting from North Carolina State University. He is a CPA license holder in the State of North Carolina. Mr. Rowe is a Certificated Managerial Accountant (CMA) and a CFA certificate holder from the Institute of Management Accountants. He also obtained his Accredited in Business Valuations (ABV) certificate from the American Institute of Certified Public Accountants. Mr. Rowe is a member of AICPA, North Carolina Association of Certified Public Accountants and the Institute of Management Accountants.

Tiffany Gidley has been the General Counsel of Cardinal NC since May 2024. Ms. Gidley was corporate counsel at David Allen Company, Inc., a commercial surface company, from July 2015 to May 2024. Ms. Gidley has a juris doctor degree from Campbell University Norman Adrian Wiggins School of Law and a bachelor’s degree in applied psychology from North Carolina State University.

Richard M. Lee joined our board of directors prior to the trading of our Class A Common Stock on Nasdaq. From June 2022 to July 2025, Mr. Lee served on the Board of Directors of Opex Technologies, a managed services provider in the digital transformation space. As a seasoned, entrepreneur, Rich has founded and exited three technology companies over the course of his 35-year career. Most recently, in 2018, Mr. Lee founded Pureport, a software defined networking company, which was acquired by Digital Realty Trust in 2020, following which Mr. Lee retired but continues to serve as an advisor to certain companies such as Opex Technologies. Mr. Lee also founded Hosted Solutions, a data center operator, in 2001 and MPInet, an internet service provider, in 1996, both of which were subsequently acquired. Mr. Lee has received a number of accolades in his career, including five consecutive Triangle Business Journal Fast 50 awards, Triangle Business Leader’s “Impact Entrepreneur” in 2008, and the Ernst and Young Entrepreneur of the Year for Technology in 2009. Mr. Lee earned a bachelor of science degree in building sciences from Auburn University. We believe Mr. Lee is qualified to serve on the board of directors based on his 35-year track record as a technology entrepreneur and operator, and extensive experience as a business founder and leader in business acquisitions and private equity-backed growth ventures.

Austin J. Shanfelter joined our board of directors prior to the trading of our Class A Common Stock on Nasdaq. Since August 2023, Mr. Shanfelter has served as the chairman of the board of directors for Uniteck Global Services, a privately held nationwide fiber optic construction company. Mr. Shanfelter also has been a member of the board of directors of Orion Group Holdings, Inc (NYSE: ORN) (“Orion”) since May 2007, where he assumed the role of the chairman of the board of directors in January 2021. During his tenure with Orion, Mr. Shanfelter has held various leadership positions including serving as Orion’s interim chief executive officer and chief financial officer from April to September 2022, chairman of the compensation committee from May, 2007 to May, 2018, and as interim chief operating officer from June, 2018 to November, 2018. He previously served as the president and chief executive officer of MasTec, Inc., the chairman of Global HR Research LLC, and a board Member of Sabre Industries Inc. Mr. Shanfelter was also a member of the Power and Communications Contractors Association in 1991 and served as its president in 2007. Apart from his corporate accomplishments, Mr. Shanfelter is the chairman of Champions4Children, a non-profit organization supporting children in the Fort Myers, Florida area and serves on the board of governors of the National Wrestling Hall of Fame. With over 30 years of diverse business experience, Mr. Shanfelter’s governance proficiency is recognized by the National Association of Corporate Directors, designating him a Governance Fellow. Mr. Shanfelter earned a bachelor of science in health and physical education from Lock Haven University. We believe Mr. Shanfelter is qualified to serve on the board of directors due to his experience in the telecommunication, power, and specialty construction industry since 1981 and his significant leadership experience.

Richard B. Wimmer joined our board of directors prior to the trading of our Class A Common Stock on Nasdaq. From 2015 until May 2025, Mr. Wimmer was held the chief financial officer of Pike Corporation, one of the largest construction and engineering services companies for the electrical utilities and telecommunications industries in the United States. Prior to that, from 2010 to 2014, Mr. Wimmer served as executive vice president and chief financial officer of New Breed Logistics Company. Prior to joining New Breed, Mr. Wimmer spent 34 years at Ernst & Young LLP, serving as Managing Partner for nine years, where he served both audit and advisory clients and developed a broad base of knowledge. Mr. Wimmer earned a bachelor of science in accounting at Virginia Polytechnic Institute and State University, and is a graduate of the Executive MBA Program of Northwestern University and Kellogg School of Management and Harvard Business School Strategic Leadership Program. He is a Certified Public Accountant (inactive) and Certified Information Systems Auditor (inactive).We believe Mr. Wimmer is qualified to serve on the board of directors due to his knowledge of accounting and finance and his diverse and extensive business experience in both public accounting and private industry.

Ivy Zelman joined our board of directors prior to the trading of our Class A Common Stock on Nasdaq. Since July 2021, Mrs. Zelman has served as executive vice president of research and securities at WDIB, LLC dba Zelman & Associates a Walker & Dunlop Company, a research and investment banking firm for housing and housing-related industries. Mrs. Zelman founded Zelman & Associates in 2007, which was acquired by Walker & Dunlop in 2021 and resulted in the new JV entity, WDIB, LLC. Prior to founding Zelman & Associates in 2007, Mrs. Zelman served as a managing director at Credit Suisse First Boston from 1998 to 2007, where she focused on housing-related research. From 1990 to 1997, Mrs. Zelman was an equity research analyst at Salomon Brothers. Beginning in March 2021, Mrs. Zelman has served as a member of the board of directors of Park River Parent L.P., a portfolio company that holds two building product companies. From December 2021 through November 2022, Mrs. Zelman served as a director of Sculptor Acquisition Corp I. Mrs. Zelman earned a bachelor of science in finance from George Mason University. She has earned numerous institutional awards, including the Institutional Investors — America Research Team rankings that placed Mrs. Zelman and her team with eleven first place rankings, and with Hanley Wood, a leading real estate media. We believe Mrs. Zelman is qualified to serve on the board of directors due to her experience covering housing and housing-related industries and her extensive business expertise.

Board of Directors

Director independence

Prior to the consummation of the Transactions, our board of directors undertook a review of the independence of our directors and considered whether any director has a relationship with us that could compromise that director’s ability to exercise independent judgment in carrying out that director’s responsibilities. Our board of directors has affirmatively determined that Mr. Lee, Mr. Shanfelter, Mr. Wimmer and Mrs. Zelman are each an “independent director,” as defined under Nasdaq rules. In making these determinations, our board of directors considered the current and prior relationships that each director has with us and all other facts and circumstances our board of directors deemed relevant in determining his or her independence, including the beneficial ownership of our capital stock by each director, and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”

Committees of the Board of Directors

Upon the listing of our Class A Common Stock on Nasdaq, our board of directors will have three standing committees: an audit committee, a compensation committee and a nominating and governance committee. The composition and responsibilities of each of the committees of our board of directors are described below.

Members will serve on these committees until their resignation or until otherwise determined by our board of directors.

Pursuant to our A&R Bylaws, our board of directors may, from time to time, establish other committees to facilitate the management of our business and operations.

Audit Committee

Our board of directors has established an audit committee in connection with this offering whose functions include the following:

•        assist our board of directors in its oversight responsibilities regarding the integrity of our financial statements, our compliance with legal and regulatory requirements, the independent accountant’s qualifications and independence and our accounting and financial reporting processes of and the audits of our financial statements;

•        prepare the report required by the SEC for inclusion in our annual proxy statement;

•        approve audit and non-audit services to be performed by the independent accountants; and

•        perform such other functions as our board of directors may from time to time assign to the audit committee.

Rule 10A-3 of the Exchange Act and Nasdaq rules require that our audit committee have at least one independent member upon the listing of our Class A Common Stock, have a majority of independent members within 90 days of the date of this prospectus and be composed entirely of independent members within one year of the date of this prospectus. Our audit committee consists of Mr. Lee, Mr. Wimmer, and Mrs. Zelman and Mr. Wimmer serves as the chairperson of the committee. Each of Mr. Lee, Mr. Wimmer and Mrs. Zelman satisfy the independence requirements of the Exchange Act and the Nasdaq listing standards and satisfy the financial literacy requirement for audit committee members under the Nasdaq listing standards. Mr. Wimmer qualifies as an audit committee financial expert as defined under Item 407(d) of Regulation S-K and satisfy the financial sophistication requirement under the Nasdaq listing standards.

Our board of directors has adopted a written charter for the audit committee, which satisfies the applicable rules of the SEC and the listing standards of Nasdaq. This charter will be posted on our website at www.cardinalinfrastructuregroup.com substantially concurrent with the consummation of the Transactions. The information on our website is not incorporated in this prospectus or a part of this prospectus.

Compensation Committee

Our compensation committee consists of Mr. Shanfelter, Mr. Wimmer and Mrs. Zelman and Mr. Shanfelter serves as the chairperson of the committee. Each of Mr. Shanfelter, Mr. Wimmer and Mrs. Zelman satisfies the independence requirements of the Exchange Act and the Nasdaq listing standards. This committee will establish or recommend for approval salaries, incentives and other forms of compensation for officers and directors. The compensation committee will also administer or make recommendations with respect to any long-term incentive plan that may be adopted. The specific functions and responsibilities of the compensation committee are set forth in the compensation committee charter.

Our board of directors has adopted a written charter for the compensation committee, which satisfies the applicable rules of the SEC and the listing standards of Nasdaq. This charter will be posted on our website at www.cardinalinfrastructuregroup.com substantially concurrent with the consummation of the Transactions. The information on our website is not incorporated in this prospectus or a part of this prospectus.

Nominating and Governance Committee

Our nominating and governance committee consists of Mr. Lee, Mr. Shanfelter and Mr. Wimmer and Mr. Lee serves as the chairperson of the committee. This committee will identify, evaluate and recommend qualified nominees to serve on our board of directors, develop and oversee our internal corporate governance processes and maintain a management succession plan. The specific functions and responsibilities of the nominating and governance committee are set forth in the nominating and governance committee charter.

Prior to the listing of our Class A Common Stock on Nasdaq, our board of directors adopted a written charter for the nominating and governance committee, which satisfies the applicable rules of the SEC and the listing standards of Nasdaq. This charter will be posted on our website at www.cardinalinfrastructuregroup.com substantially concurrent with the consummation of the Transactions. The information on our website is not incorporated in this prospectus or a part of this prospectus.

Compensation Committee Interlocks And Insider Participation

None of our executive officers serve on the board of directors or compensation committee of a company that has an executive officer that serves on our board of directors or compensation committee. No member of our board of directors is an executive officer of a company in which one of our executive officers serves as a member of the board of directors or compensation committee of that company.

Role of Board of Directors Role In Risk Oversight

Our corporate governance guidelines provide that our board of directors is responsible for reviewing the process for assessing the major risks facing us and the options for their mitigation. This responsibility will be largely satisfied by our audit committee, which is responsible for reviewing and discussing with management and our independent registered public accounting firm our major risk exposures and the policies management has implemented to monitor such exposures, including our financial risk exposures and risk management policies.

Code of Business Conduct and Ethics

Prior to the listing of our Class A Common Stock on Nasdaq, our board of directors adopted a code of business conduct and ethics applicable to our employees, directors and officers, in accordance with applicable U.S. federal securities laws and the corporate governance rules of Nasdaq. Any waiver of this code may be made only by our board of directors or a designated committee of our board of directors and will be promptly disclosed as required by applicable U.S. federal securities laws and the corporate governance rules of Nasdaq.

Corporate Governance Guidelines

Prior to the listing of our Class A Common Stock on Nasdaq, our board of directors adopted corporate governance guidelines in accordance with the corporate governance rules of Nasdaq.

Executive Compensation

The following disclosure describes the material elements of the compensation of our named executive officers for the year ended December 31, 2024 and is presented based on the reduced disclosure rules applicable to us for so long as we are treated as an “emerging growth company” within the meaning of the Securities Act, which requires compensation disclosure for our principal executive officer and our two other most highly compensated executive officers (referred to throughout this prospectus as our “named executive officers”). For the year ended December 31, 2024, the named executive officers of Cardinal NC were:

•        Jeremy Spivey, Chief Executive Officer;

•        Erik West, Chief Operating Officer of Cardinal NC; and

•        Mike Rowe, Chief Financial Officer.

Cardinal Group was not formed until June 12, 2025 and, therefore, did not have executive officers in 2024. Cardinal Group has not performed operations other than tasks in connection with this offering. The operations of Cardinal NC and its subsidiaries will be carried on by Cardinal Group and its subsidiaries following this offering, and the executive officers of Cardinal NC will be the executive officers of Cardinal Group, except for Erik West who will retain his position as the Chief Operating Officer of Cardinal NC. As such, we believe that disclosure regarding our executive officers’ compensation, which was established and paid by Cardinal, is generally appropriate and relevant to the stockholders and, as such, is disclosed below.

The compensation reported in the Summary Compensation Table below is not necessarily indicative of how we will compensate our named executive officers in the future. We expect that we will continue to review, evaluate and modify our compensation framework as a result of our becoming a publicly traded company and the compensation program following this offering could vary significantly from our historical practices.

Summary Compensation Table

Name and Principal Position with Cardinal NC	Year	Salary ($)(1)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Nonequity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Jeremy Spivey	2024	130,000	—	—	—	—	—	—	130,000
Chief Executive Officer

Erik West	2024	130,000	—	—	—	—	—	—	130,000
Chief Operating Officer of Cardinal NC

Mike Rowe	2024	120,000	—	—	—	—	—	—	120,000
Chief Financial Officer

____________

(1)      The amounts reported for Messrs. Spivey and West represent their receipt of a guaranteed payment instead of salary in connection with their status as a partner in Cardinal NC and the amount reported for Mr. Rowe represents a consulting fee for his service as Chief Financial Officer. In addition to the amounts reported in the Summary Compensation Table, our named executive officers also received pro rata distributions of cash as a result of their ownership of LLC Units in Cardinal NC during 2024.

Narrative to Summary Compensation Table

Cardinal NC entered into employment agreements with our named executive offices, effective as of January 1, 2025, which are summarized below. These employment arrangements establish the minimum terms and conditions of the executives’ employment, which are summarized below. For a discussion of the severance pay and other benefits to be provided to our named executive officers in connection with a termination of employment and/or a Change in Control under arrangements with each of our named executive officers, see “— Potential Payments Upon Termination or Change in Control” below.

The initial term of the employment agreement with each of our named executive officers commenced on January 1, 2025 and will end on December 31, 2027, and renews automatically for successive one-year periods thereafter unless either party provides 90 days’ written notice prior to the expiration of the initial term or each successive renewal term.

The employment agreements with Messrs. Spivey, West and Rowe provide for an annual base salary of $450,000, $400,000 and $360,000, respectively, and provide that the named executive officers are entitled to participate in the fringe benefits and employee benefit plans and programs made available to similarly situated executives of the Company.

Outstanding Equity Awards at Fiscal Year-End

As of December 31, 2024, none of our named executive officers held options or any other outstanding equity incentive plan awards.

Potential Payments upon Termination or Change in Control

The employment agreements with each of Messrs. Spivey, West and Rowe may be terminated by either party at any time, with advance written notice. Upon a termination of the named executive officer’s employment by Cardinal NC without “cause” (as defined in the employment agreement) or by the named executive officer for “good reason” (as defined in the employment agreement), in addition to accrued but unpaid salary, any accrued but unused vacation and vested benefits under Cardinal NC’s benefit plans, a named executive officer is entitled to the following severance benefits, subject to their execution and non-revocation of a general release of claims and continued compliance with certain restrictive covenants discussed below:

•        if such termination occurs during the initial three-year term of the employment agreement, a lump sum payment equal to the greater of (i) 1.5 times his annual base salary and (ii) his annual base salary for the remainder of the initial term of the employment agreement; and

•        if such termination occurs after the initial three-year term of the employment agreement, a lump sum payment equal to 1.0 times his annual base salary.

The employment agreements with each of Messrs. Spivey, West and Rowe include restrictive covenants, including customary confidentiality, non-competition, non-solicitation and non-disparagement provisions, and post-employment cooperation. The restricted period for the non-competition provisions includes the term of employment and a post-employment period of 12 months following the date of termination and the restricted period for the non-solicitation provisions includes the 12 months following the date of termination. The Reorganization will not constitute a “change of control” under these employment agreements.

Compensation of Directors

In November 2025, the board of directors approved the Cardinal Infrastructure Group Inc. Non-Employee Director Compensation Program pursuant to which cash compensation and equity grants are granted to the Company’s non-employee directors. Our non-employee directors will each receive an annual cash retainer of $75,000 (pro-rated for any newly appointed non-employee directors) and an annual grant of restricted stock units under the 2025 Plan with a grant date fair market value of $100,000. In addition, the chairperson of each of the audit committee, the compensation committee and the nominating and corporate governance committee will each receive an additional annual grant of restricted stock units under the 2025 Plan with a grant date fair market value of $12,500 and each other member of one of these committees will receive an additional annual grant of restricted stock units under the 2025 Plan with a grant date fair market value of $5,000 per year. The annual awards of restricted stock units, which will generally be granted on the date of the Company’s annual meeting of stockholders, will vest in full on the earlier of (i) the date of the next annual meeting of the Company’s stockholders following the date of grant (so long as such next annual meeting is at least 50 weeks after the immediately preceding year’s annual meeting of stockholders) and (ii) the first anniversary of the date of grant. For any newly appointed non-employee director, the annual grant of restricted stock units will be pro-rated based on the date of appointment and will vest on the one-year anniversary of the Company’s last annual meeting of stockholders.

Each non-employee director may elect to receive the cash portion of their annual retainer in the form of restricted stock units under the 2025 Plan to be granted on the first day of the fiscal year and which will vest in equal installments on the last day of each fiscal quarter to which the cash retainer fee relates.

Each of the non-employee directors appointed in connection with this offering will receive (i) a grant of restricted stock units under the 2025 Plan with a grant date fair market value of $18,750 (based on the price to public of our common stock in this offering) that will vest on December 31, 2025, in lieu of a pro-rated annual cash retainer for the fiscal year ending December 31, 2025; (ii) a grant of restricted stock units under the 2025 Plan with a grant date fair market value of $100,000 (based on the price to public of our common stock in this offering) that will vest in full on the first anniversary of the date of the grant and (iii) an additional grant of restricted stock units under the 2025 Plan with a grant date fair market value of $12,500 for the chairperson of each of the audit committee, the compensation committee and the nominating and corporate governance committee and an additional annual grant of restricted stock units under the 2025 Plan with a grant date fair market value of $5,000 for each other member of one of these committees, in each case, based on the price to public of our common stock in this offering and that will vest in full on the first anniversary of the date of the grant.

We also reimburse our directors for reasonable, customary and documented travel expenses incurred in attending board of directors and committee meetings.

2025 Stock Incentive Plan

We have adopted the 2025 Stock Incentive Plan, or the 2025 Plan, which was approved by our stockholders prior to the completion of this offering. The 2025 Plan became effective immediately upon adoption although no awards will be made before the effective date of this registration statement of which this prospectus is a part. The 2025 Plan has the features described below.

The total number of shares of our Class A Common Stock available for issuance pursuant to awards under the 2025 Plan will equal 3,660,656. The total number of shares of our Class A Common Stock available for issuance under the 2025 Plan will be increased on the first day of each of our fiscal years following the date on which the 2025 Plan is adopted in an amount equal to the lesser of (i) five percent (5%) of the outstanding shares of common stock on the last day of the immediately preceding fiscal year, and (ii) such number of shares of common stock as determined by our board of directors (or a committee thereof) in its discretion. The total number of shares of our Class A Common Stock that may be issued in respect of incentive share options is 10,981,968 shares. The number of shares of Class A Common Stock available for issuance under the 2025 Plan will be subject to adjustment as provided therein. Any of our employees, directors or consultants or any of our subsidiaries or affiliates will be eligible to receive an award under the 2025 Plan, to the extent that an offer of such award is permitted by applicable law, stock market or exchange rules, and regulations or accounting or tax rules and regulations.

The 2025 Plan provides for the grant of stock options (including incentive stock options and non-qualified stock options), stock appreciation rights, restricted stock, restricted stock units, performance-based awards, other stock-based awards, or any combination thereof. No determination has been made as to the types or amounts of awards that will be granted to specific individuals under the 2025 Plan. Each award will be set forth in a separate grant notice or agreement and will indicate the type and terms and conditions of the award.

Clawback Policy

The Company adopted a clawback policy subject to and effective upon the consummation of this offering that is designed to recoup any erroneously awarded compensation resulting from certain accounting restatements. If the Company is required to prepare an accounting restatement because of either (i) the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial restatements that is material to the previously issued financial statements, or (ii) an error that is not material to previously issued financial statements, but would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period, then all incentive compensation paid or credited to each current or former executive officer for the restated period (up to three years) will be recalculated based on the restated results. To the extent the recalculated incentive compensation is less than the incentive compensation actually paid or credited to such executive officer for that period, the excess amount must be forfeited or returned to the Company.

In the event of an executive officer’s failure to repay any erroneously awarded compensation due under the clawback policy, the Company would enforce the clawback policy and pursue other remedies to the fullest extent permitted by law, unless certain conditions are met and the compensation committee determines that recovery would be impracticable.

Security Ownership Of Certain Beneficial Owners And Management

The following table sets forth information, as of November 1, 2025, with respect to the beneficial ownership of our Class A Common Stock and Class B Common Stock that, upon the consummation of this offering and the transactions related thereto, and, unless otherwise stated, assuming the underwriters do not exercise their option to purchase additional shares of Class A Common Stock, will be owned by:

•        each person known to us to beneficially own more than 5% of any class of our outstanding voting securities;

•        each of our directors;

•        each of our named executive officers; and

•        all of our directors and executive officers as a group.

We have granted the underwriters the option to purchase a maximum of 1,725,000 additional shares of Class A Common Stock.

All information with respect to beneficial ownership has been furnished by the respective 5% or more stockholders, directors or executive officers, as the case may be. Unless otherwise noted, the mailing address of each listed beneficial owner is c/o Cardinal Group, 100 E. Six Forks Road, #300 Raleigh, North Carolina 27609. The following table does not reflect any shares of Class A Common Stock that may be purchased pursuant to our directed share program described under “Underwriting — Directed Share Program.”

Name of Beneficial Owner	Shares beneficially owned prior to the offering		Shares beneficially owned after the offering (assuming no exercise of the underwriters’ option to purchase additional shares)					Shares beneficially owned after the offering (assuming exercise in full of the underwriters’ option to purchase additional shares)
	Cardinal Units		Class A Common Stock(1)		Class B Common Stock(1)		Combined voting power(2)	Class A Common Stock(1)		Class B Common Stock(1)		Combined voting power(2)
	Number	%	Number	%	Number	%	%	Number	%	Number	%	%
5% Stockholders
Ross Berner	—	—	804,405	6.1%	—	—	2.2%	804,405	5.4%	—	—	2.1%
Mark McKinney	—	—	760,438	5.6%	—	—	2.1%	760,438	5.1%	—	—	2.0%
Directors and Named Executive Officers:
Jeremy Spivey(3)	6,667	52.4%	—	—	12,229,848	52.3%	33.4%	—	—	12,229,848	52.3%	31.9%
Erik West(4)	3,333	26.2%	—	—	6,114,009	26.1%	16.7%	—	—	6,114,009	26.1%	15.6%
Mike Rowe(5)	1,111	8.7%	—	—	2,038,003	8.7%	5.6%	—	—	2,038,003	8.7%	5.3%
Richard M. Lee, Jr.(6)	—	—	892	*	—	—	—	892	*	—	—	*
Austin J. Shanfelter(7)	—	—	892	*	—	—	—	892	*	—	—	*
Richard B. Wimmer(8)	—	—	892	*	—	—	—	892	*	—	—	*
Ivy Zelman(9)	—	—	892	*	—	—	—	892	*	—	—	*
All directors & executive officers, as a group(10) (8 persons)	11,111	87.3%	3,568	*	20,381,860	87.1%	55.7%	3,568	*	20,381,860	87.1%	52.8%

____________

*        Represents beneficial ownership of less than 1%.

(1)     Under the Cardinal Operating Agreement, each Continuing Equity Holder party thereto will, subject to certain limitations, have the right, pursuant to the Redemption Right, to cause Cardinal to acquire or directly cancel all or a portion of its LLC Units, together with all or an equal portion of its shares of our Class B Common Stock, for (i) shares of our Class A Common Stock at a redemption ratio of one share of Class A Common Stock for each bundle of one LLC Unit and one share of our Class B Common Stock redeemed, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions, or, upon mutual agreement between such Continuing Equity Holder and us, (ii) an equivalent amount of cash, based on the trailing ten-day VWAP prior to the redemption date. Alternatively, upon the exercise of the Redemption Right, we (instead of Cardinal) will have the right, pursuant to the Call Right, to acquire each tendered bundle of one LLC Unit and one share of our Class B Common Stock directly from such Continuing Equity Holder for (a) one share of Class A Common Stock, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions, or, upon mutual agreement between such Continuing Equity Holder and us, (b) an equivalent amount of cash, based on the trailing ten-day VWAP prior to the redemption date. Our decision to mutually agree with a Continuing Equity Holder on whether to make a cash payment upon such Continuing Equity Holder’s election under the Redemption Right will be made by our independent directors (within the meaning of the Nasdaq listing rules). Such independent directors will make such decision based on facts in existence at the time of the decision, which we expect would include the relative value of the Class A Common Stock (including trading prices for the Class A Common Stock at the time), the cash purchase price, the availability of other sources of liquidity (such as an issuance of preferred stock) to acquire or directly cancel the LLC Units and alternative uses for such cash. The parties will agree to treat the exercise of the Redemption Right and the exercise of the Call Right, in each case to the extent permitted under applicable tax law, as purchases by Cardinal Group of interests in Cardinal for U.S. federal income tax purposes that give rise to basis adjustments pursuant to Section 743(b) of the Code. In connection with any redemption of LLC Units and our Class B Common Stock pursuant to the Redemption Right, acquisition of LLC Units and our Class B Common Stock pursuant to our Call Right, the corresponding number of shares of our Class B Common Stock will be cancelled. See “Certain Relationships and Related Party Transactions — Cardinal Operating Agreement.”

(2)      Represents percentage of voting power of our Class A Common Stock and Class B Common Stock voting together as a single class. Each Continuing Equity Holder will hold one share of our Class B Common Stock for each LLC Unit that it holds. Each share of Class B Common Stock has no economic rights but entitles the holder thereof to one vote on all matters on which stockholders of Cardinal Group are entitled to vote generally. Accordingly, the Continuing Equity Holders collectively have a number of votes in Cardinal Group equal to the number of LLC Units that they hold.

(3)      Consists of (i) 10,179,004 LLC Interests (and associated shares of Class B Common Stock) held directly by Jeremy Spivey and (ii) 2,050,844 LLC Interests (and associated shares of Class B Common Stock) held by the Spivey Family 2024 Irrevocable Trust U/A dated 5/13/24, as amended, that will be issued in connection with the Transactions.

(4)      Consists of (i) 5,095,925 LLC Interests (and associated shares of Class B Common Stock) held directly by Erik West and (ii) 1,018,084 LLC Interests (and associated shares of Class B Common Stock) held by the West Family 2024 Irrevocable Trust U/A dated 3/20/24, as amended, that will be issued in connection with the Transactions.

(5)      Consists of (i) 1,834,386 LLC Interests (and associated shares of Class B Common Stock) held directly by Mike Rowe and (ii) 203,617 LLC Interests (and associated shares of Class B Common Stock) held by The Rowe Family Irrevocable Trust dated March 13, 2024 that will be issued in connection with the Transactions.

(6)      Represents 892 shares of Class A Common Stock, granted in the form of restricted stock units (“RSU”), based on the initial public offering price, $21.00, which will vest on December 31, 2025 in connection to director grants given in this initial public offering. See “Executive Compensation — Compensation of Directors.”

(7)      Represents 892 shares of Class A Common Stock, granted in the form of RSUs, based on the initial public offering price, $21.00, which will vest on December 31, 2025 in connection to director grants given in this initial public offering. See “Executive Compensation — Compensation of Directors.”

(8)      Represents 892 shares of Class A Common Stock, granted in the form of RSUs, based on the initial public offering price, $21.00, which will vest on December 31, 2025 in connection to director grants given in this initial public offering. See “Executive Compensation — Compensation of Directors.”

(9)      Represents 892 shares of Class A Common Stock, granted in the form of RSUs, based on the initial public offering price, $21.00, which will vest on December 31, 2025 in connection to director grants given in this initial public offering. See “Executive Compensation — Compensation of Directors.”

(10)    Consists of 20,381,860 LLC Interests (and associated shares of Class B Common Stock), all of which will be issued in connection with the Transactions.

OUR ORGANIZATIONAL STRUCTURE

Cardinal Group, a Delaware corporation, was formed June 12, 2025 and is the issuer of the Class A Common Stock offered by this prospectus. Prior to this offering and the Transactions, all of our business operations have been conducted through Cardinal NC and the Continuing Equity Holders are the only owners of Cardinal NC. We will consummate the Transactions, excluding this offering, prior to the consummation of this offering.

Cardinal is treated as a partnership for U.S. federal income tax purposes and, as such, is generally not subject to any U.S. federal entity-level income taxes. Taxable income or loss of Cardinal is included in the U.S. federal income tax returns of Cardinal’s members. Immediately prior to the consummation of this offering, the Continuing Equity Holders were the only members of Cardinal.

Following this offering and the Reorganization, Cardinal Group will be a holding company whose sole material asset will consist of a 36.1% equity interest in Cardinal, with such equity interest consisting of 13,218,750 LLC Units. Cardinal will continue to wholly own all of our operating assets.

In connection with this offering, we have consummated, or will consummate, the following reorganization transactions:

•        effective September 30, 2025 with the Cardinal Reorganization, we merged (i) first, newly formed merger subsidiaries of Cardinal NC with and into each of Cardinal NC’s non-wholly owned subsidiaries so that the minority equity holders of such non-wholly owned subsidiaries became equity holders of Cardinal NC and such non-wholly owned subsidiaries of Cardinal NC became wholly owned subsidiaries of Cardinal NC and (ii) subsequently, a newly formed merger subsidiary of Cardinal with and into Cardinal NC so that the members of Cardinal NC became members of Cardinal and Cardinal NC became a wholly owned subsidiary of Cardinal;

•        prior to the consummation of this offering, we amended and restated Cardinal’s existing operating agreement to, among other things, (i) recapitalize all existing ownership interests in Cardinal NC into 30,887,813 LLC Units of Cardinal after applying a conversion ratio of approximately 2,429 to one (and before giving effect to the use of proceeds described below), (ii) appoint Cardinal Group as the sole managing member of Cardinal upon its acquisition of LLC Units in connection with this offering, and (iii) provide certain redemption rights to the Continuing Equity Holders, including our Chief Executive Officer, the Chief Operating Officer of Cardinal NC and our Chief Financial Officer;

•        we amended and restated Cardinal Group’s certificate of incorporation to, among other things, (i) reclassify all outstanding shares of Common Stock into 1,718,750 shares of Class A Common Stock, as adjusted for an approximately 86 to one forward stock split, (ii) provide for Class A Common Stock, with each share of our Class A Common Stock entitling its holder to one vote per share on all matters presented to our stockholders generally, (iii) provide for Class B Common Stock, with each share of our Class B Common Stock entitling its holder to one vote per share on all matters presented to our stockholders generally, (iv) provide that shares of our Class B Common Stock may only be held by the Continuing Equity Holders and their respective permitted transferees as described in “Description of Capital Stock — Class B Common Stock”, and (v) provide for preferred stock, which can be issued by our board of directors in one or more series without stockholder approval;

•        we will issue 23,387,813 shares of our Class B Common Stock (after giving effect to the use of net proceeds as described below and assuming no exercise of the underwriters’ option to purchase additional shares of Class A Common Stock) to the Continuing Equity Holders, which is equal to the number of LLC Units held by such Continuing Equity Holders, at the time of such issuance of Class B Common Stock, for nominal consideration;

•        we will issue 11,500,000 shares of our Class A Common Stock to the purchasers in this offering (or 13,225,000 shares if the underwriters exercise in full their option to purchase additional shares of Class A Common Stock) in exchange for net proceeds of approximately $224.6 million (or approximately $258.3 million if the underwriters exercise in full their option to purchase additional shares of Class A Common Stock) based upon the initial public offering price of $21.00 per share, less the underwriting discount;

•        we will use the net proceeds from this offering to (i) purchase 13,218,750 newly issued LLC Units from Cardinal or approximately $224.6 million directly from Cardinal (or 14,943,750 LLC Units from Cardinal for $258.3 million in aggregate if the underwriters exercise in full their option to purchase additional shares of Class A Common Stock);

•        Cardinal intends to use the net proceeds from the issuance of the newly issued LLC Units to Cardinal Group, as follows: (i) to redeem LLC Units from certain Continuing Equity Holders for $157.5 million, (ii) to repay approximately $24.3 million of borrowings outstanding under our New Credit Facility, (iii) to pay estimated offering expenses of $5.3 million and (iv) if any remain, for general corporate purposes as described under “Use of Proceeds” and “Certain Relationships and Related Party Transactions;” and

•        Cardinal Group entered into (i) the Registration Rights Agreement with our Continuing Equity Holders and (ii) the Tax Receivable Agreement with Cardinal and the Continuing Equity Holders. For a description of the terms of the Registration Rights Agreement and the Tax Receivable Agreement, see “Certain Relationships and Related Party Transactions.”

After giving effect to these transactions and this offering and the application of the net proceeds therefrom and prior to giving effect to any future redemptions of LLC Units pursuant to the Cardinal Operating Agreement:

•        Cardinal Group will be a holding company and its principal asset will consist of LLC Units it acquires directly from Cardinal and from each Continuing Equity Holder;

•        Cardinal Group will be the sole managing member of Cardinal and will control the business and affairs of Cardinal;

•        Cardinal Group will own, directly or indirectly, 13,218,750 LLC Units of Cardinal, representing approximately 36.1% of the economic interest in Cardinal (or 14,943,750 LLC Units, representing approximately 39.0% of the economic interest in Cardinal if the underwriters exercise in full their option to purchase additional shares of Class A Common Stock);

•        the Continuing Equity Holders will own (i) 23,387,813 LLC Units of Cardinal, representing approximately 63.9% of the economic interest in Cardinal (or approximately 61.0% of the economic interest in Cardinal if the underwriters exercise in full their option to purchase additional shares of Class A Common Stock) and (ii) 23,387,813 shares of Class B Common Stock of Cardinal Group, representing approximately 63.9% of the combined voting power of all of Cardinal Group’s common stock (or 23,387,813 shares of Class B Common Stock of Cardinal Group, representing approximately 61.0% of the combined voting power if the underwriters exercise in full their option to purchase additional shares of Class A Common Stock);

•        the purchasers in this offering will own (i) 11,500,000 shares of Class A Common Stock of Cardinal Group (or 13,225,000 shares of Class A Common Stock of Cardinal Group if the underwriters exercise in full their option to purchase additional shares of Class A Common Stock), representing approximately 31.4% of the combined voting power of all of Cardinal Group’s common stock and 87.0% of the economic interest in Cardinal Group (or approximately 34.5% of the combined voting power and 88.5% of the economic interest in Cardinal Group if the underwriters exercise in full their option to purchase additional shares of Class A Common Stock), and (ii) through Cardinal Group’s ownership of LLC Units, indirectly will hold approximately 31.4% of the economic interest in Cardinal (or approximately 34.5% of the economic interest in Cardinal if the underwriters exercise in full their option to purchase additional shares of Class A Common Stock); and

•        Cardinal will be a holding company and its principal asset will consist of 100% of the outstanding membership interests in Cardinal and Cardinal will be the sole managing member of Cardinal NC and will control the business and affairs of Cardinal NC. See “Description of Capital Stock.”

As the sole managing member of Cardinal, we will operate and control all of the business and affairs of Cardinal and, through Cardinal, conduct our business. Following the Transactions, including this offering, Cardinal Group will control the management of Cardinal as its sole managing member. As a result, Cardinal Group will consolidate Cardinal and record a significant noncontrolling interest in a consolidated entity in Cardinal Group’s consolidated financial statements for the economic interest in Cardinal held by the Continuing Equity Holders.

Following this offering, under the Cardinal Operating Agreement, each Continuing Equity Holder party thereto will, subject to certain limitations, have the right, pursuant to the Redemption Right, to cause Cardinal to acquire or directly cancel all or a portion of its LLC Units, together with all or an equal portion of its shares of our Class B Common Stock, for (i) shares of our Class A Common Stock at a redemption ratio of one share of Class A Common Stock for each bundle of one LLC Unit and one share of our Class B Common Stock redeemed, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions, or, upon mutual agreement between such Continuing Equity Holder and us or (ii) an equivalent amount of cash, based on the trailing ten-day VWAP prior to the redemption date. Alternatively, upon the exercise of the Redemption Right, we (instead of Cardinal) will have the right, pursuant to the Call Right, to acquire each tendered bundle of one LLC Unit and one share of our Class B Common Stock directly from such Continuing Equity Holder for (a) one share of Class A Common Stock, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions, or, upon mutual agreement between such Continuing Equity Holder and us, (b) an equivalent amount of cash, based on the trailing ten-day VWAP prior to the redemption date.

Our decision to mutually agree with a Continuing Equity Holder on whether to make a cash payment upon such Continuing Equity Holder’s election under the Redemption Right will be made by our independent directors (within the meaning of the Nasdaq listing rules). Such independent directors will make such decision based on facts in existence at the time of the decision, which we expect would include the relative value of the Class A Common Stock (including trading prices for the Class A Common Stock at the time), the cash purchase price, the availability of other sources of liquidity (such as an issuance of preferred stock) to acquire or directly cancel the LLC Units and alternative uses for such cash. The parties will agree to treat the exercise of the Redemption Right and the exercise of the Call Right, in each case to the extent permitted under applicable tax law, as purchases by Cardinal Group of interests in Cardinal for U.S. federal income tax purposes that give rise to basis adjustments pursuant to Section 743(b) of the Code.

Our organizational structure following this offering, as described below, is commonly referred to as an “Up-C Structure,” which is often used by partnerships and limited liability companies when they undertake an initial public offering of their business. The Up-C structure will allow the Continuing Equity Holders to retain their equity ownership in Cardinal following the offering and to continue to realize tax benefits associated with owning interests in an entity that is treated as a partnership, or “flow-through” entity, for U.S. federal income tax purposes. Investors in this offering will, by contrast, hold their equity ownership in Cardinal Group, a Delaware corporation that is a domestic corporation for U.S. federal income tax purposes, in the form of shares of Class A Common Stock. One of the potential tax benefits to the Continuing Equity Holders associated with this structure is that future taxable income of Cardinal that is allocated to the Continuing Equity Holders will be taxed on a flow-through basis and, therefore, will not be subject to corporate taxes at the entity level. Additionally, because the Continuing Equity Holders may have their LLC Units redeemed by Cardinal (or at our option, directly exchanged by Cardinal Group) for newly issued shares of our Class A Common Stock on a one-for-one basis (subject to customary adjustments, including for stock splits, stock dividends, and reclassifications) or, at our option, for cash, the Up-C structure also provides the Continuing Equity Holders with potential liquidity that holders of non-publicly traded limited liability companies are not typically afforded. In connection with any such redemption or exchange of LLC Units, a corresponding number of shares of Class B Common Stock held by the relevant Continuing Equity Holder will automatically be transferred to Cardinal Group for no consideration and be canceled. The Continuing Equity Holders and Cardinal Group also each expect to benefit from the Up-C structure as a result of certain cash tax savings arising from redemptions or exchanges of the Continuing Equity Holder’s LLC Units for Class A Common Stock or cash, and certain other tax benefits covered by the Tax Receivable Agreement discussed in “Certain Relationships and Related Party Transactions — Tax Receivable Agreement.” See “Risk Factors — Risks Related to Our Organizational Structure.” In general, the Continuing Equity Holders expect to receive payments under the Tax Receivable Agreement in amounts equal to 85% of certain tax benefits, and Cardinal Group expects to benefit in the form of cash tax savings in amounts equal to 15% of such tax benefits. Any payments made by us to the Continuing Equity Holders under the Tax Receivable Agreement will reduce cash otherwise arising from such tax savings. We expect such payments will be substantial.

In connection with any redemption of LLC Units and our Class B Common Stock pursuant to the Redemption Right or acquisition of LLC Units and our Class B Common Stock pursuant to our Call Right, the corresponding number of shares of our Class B Common Stock will be cancelled. See “Certain Relationships and Related Party Transactions — Cardinal Operating Agreement.” The Continuing Equity Holders will have the right, under certain circumstances, to cause us to register the offer and resale of their shares of Class A Common Stock. See “Certain Relationships and Related Party Transactions — Registration Rights Agreement.”

In connection with the closing of this offering, we entered into the Tax Receivable Agreement with Cardinal and the Continuing Equity Holders. The Tax Receivable Agreement generally provides for the payment by us to the Continuing Equity Holders of 85% of the net cash savings, if any, in U.S. federal, state and local income tax that we actually realize (or are deemed to realize in certain circumstances) in periods after this offering as a result of, as applicable to each Continuing Equity Holder, (i) any Basis Adjustments and (ii) certain tax benefits (such as interest deductions) arising from payments made under the Tax Receivable Agreement. However, if we experience a Change of Control (as defined in the Tax Receivable Agreement) or the Tax Receivable Agreement terminates early (at our election or as a result of a material breach of our obligations thereunder), we would be required to make a substantial, immediate lump sum payment in advance of any actual cash tax savings. Because we are a holding company with no independent means of generating revenue, our ability to make payments under the Tax Receivable Agreement is dependent on the ability of Cardinal to make distributions to us in an amount sufficient to cover our obligations under the Tax Receivable Agreement.

Cardinal Group will retain the benefit of the remaining 15% of TRA benefits. For additional information regarding the Tax Receivable Agreement, see “Risk Factors — Risks Related to this Offering and Ownership of our Class A Common Stock” and “Certain Relationships and Related Party Transactions — Tax Receivable Agreement.”

The following diagram indicates our simplified ownership structure immediately following this offering and the transactions related thereto (assuming the underwriters do not exercise their option to purchase additional shares of Class A Common Stock) and prior to giving effect to any future redemptions of LLC Units pursuant to the Cardinal Operating Agreement:

Offering

Only Class A Common Stock will be sold to investors in this offering. Immediately following this offering, there will be 13,218,750 shares of our Class A Common Stock, 23,387,813 shares of our Class B Common Stock and 13,218,750 LLC Units.

We estimate that our net proceeds from this offering, after deducting estimated underwriting discounts and commissions, will be $224.6 million (or $258.3 million assuming the underwriters exercise in full their option to purchase additional shares of Class A Common Stock). We intend to use the net proceeds from this offering to purchase newly issued LLC Units for approximately $224.6 million directly from Cardinal (or LLC Units from Cardinal for $258.3 million in aggregate if the underwriters exercise in full their option to purchase additional shares of Class A Common Stock). Upon each purchase of LLC Units, the corresponding shares of Class B Common Stock will automatically be transferred to Cardinal Group for no consideration and be canceled. We will retain only the net proceeds that are used to purchase newly issued LLC Units from Cardinal, which, in turn, Cardinal intends to use, as follows: (i) to redeem 7,500,000 LLC Units from certain Continuing Equity Holders for $157.5 million in aggregate, (ii) to repay approximately $24.3 million of borrowings outstanding under our New Credit Facility, (iii) to pay estimated offering expenses of $5.3 million and (iv) the remainder, if any, for general corporate purposes, which may include funding for acquisitions, working capital requirements, capital expenditures and the repayment, refinancing, redemption or repurchase of indebtedness or other securities. See “Use of Proceeds.”

After giving effect to the Reorganization and this offering and the application of the net proceeds therefrom and assuming the underwriters do not exercise their option to purchase additional shares of Class A Common Stock and prior to giving effect to any future redemptions of LLC Units pursuant to the Cardinal Operating Agreement:

•        the purchasers in this offering will own 11,500,000 shares of our Class A Common Stock (or 13,250,000 shares of our Class A Common Stock if the underwriters exercise in full their option to purchase additional shares of Class A Common Stock);

•        Cardinal Group will own 13,218,750 LLC Units of Cardinal (or 14,943,750 shares if the underwriters exercise in full their option to purchase additional shares of Class A Common Stock);

•        the Continuing Equity Holders of Cardinal Group will own, in the aggregate, 23,387,813 shares of our Class B Common Stock and 23,387,813 LLC Units of Cardinal;

•        the purchasers in this offering will own approximately 31.4% of the combined voting power of Cardinal Group’s common stock (or 34.5% if the underwriters exercise in full their option to purchase additional shares of Class A Common Stock); and

•        the Continuing Equity Holders of Cardinal Group will own 63.9% of the combined voting power of Cardinal Group’s common stock (or 61.0% if the underwriters exercise in full their option to purchase additional shares of Class A Common Stock).

Holding Company Structure

Our post-offering organizational structure will allow the Continuing Equity Holders to retain their equity ownership in Cardinal, a partnership for U.S. federal income tax purposes. Investors in this offering will, by contrast, hold their equity ownership in the form of shares of Class A Common Stock in Cardinal Group, and Cardinal Group is classified as a domestic corporation for U.S. federal income tax purposes. The Continuing Equity Holders and Cardinal Group will generally incur U.S. federal, state and local income taxes on their proportionate share of any taxable income of Cardinal’s U.S. and non-U.S. operations, as applicable.

In addition, pursuant to Cardinal Group’s A&R Charter and the Cardinal Operating Agreement, Cardinal Group’s capital structure and the capital structure of Cardinal will generally replicate one another and provide for customary anti-dilution mechanisms in order to maintain the one-for-one redemption ratio between the LLC Units and Cardinal Group’s Class A Common Stock, among other things.

The holders of LLC Units, including Cardinal Group, will be allocated their proportionate share of any taxable income or loss of Cardinal’s U.S. and non-U.S. operations, as applicable, and will generally incur U.S. federal, state and local income taxes on their proportionate share of any taxable income of Cardinal’s U.S. and non-U.S. operations, as applicable. The Cardinal Operating Agreement provides, to the extent cash is available and to the extent permitted under applicable law, for pro rata distributions to the holders of LLC Units in an amount intended to at least allow such holders to satisfy their respective income tax liabilities with respect to their allocable share of the income of Cardinal, based on certain assumptions and conventions, provided that, under applicable tax rules, Cardinal is required to allocate net income disproportionately to its members in certain circumstances, and we intend to cause Cardinal to make non-pro rata payments to us to reimburse us for our corporate and other overhead expenses. Because Continuing Equity Holders are entitled to receive payments under the Tax Receivable Agreement rather than make them, they would therefore receive pro rata distributions in excess of the amount of their tax liabilities in respect of their LLC Units.

Certain Relationships and Related Party Transactions

The Transactions

In connection with the Transactions, we will engage in certain transactions with certain of our directors, executive officers and other persons and entities which are or will become holders of 5% or more of our voting securities upon the consummation of the Transactions, including our Chief Executive Officer, the Chief Operating Officer of Cardinal NC and our Chief Financial Officer. These transactions are described in “Our Organizational Structure.”

We intend to use the net proceeds from this offering (including any net proceeds from any exercise of the underwriters’ option)  to purchase 13,218,750 newly issued LLC Units for approximately $224.6 million directly from Cardinal (or 14,943,750 LLC Units for $258.3 million in aggregate if the underwriters exercise in full their option to purchase additional shares of Class A Common Stock). For additional information regarding the beneficial ownership of our Class A Common Stock, Class B Common Stock by such Continuing Equity Holders before and after this offering, see “Security Ownership of Certain Beneficial Owners and Management.”

Cardinal intends to use the net proceeds from the issuance of LLC Units to Cardinal Group (i) redeem LLC Units from certain Continuing Equity Holders for $157.5 million, (ii) to repay approximately $24.3 million of borrowings outstanding under our New Credit Facility, (iii) to pay estimated offering expenses of $5.3 million and (iv) if any remain, for general corporate purposes as described under “Use of Proceeds.”

The following table summarizes, after giving effect to the Transactions (including this offering), (i) the number of LLC Units purchased by us from each of the Continuing Equity Holders, including our Chief Executive Officer and Chief Financial Officer and Chief Operating Officer of Cardinal NC and (ii) the total consideration paid, or to be paid, by us for each Continuing Equity Holder’s respective LLC Units. The table below is based on the initial public offering price of $21.00 per share, and assumes no exercise by the underwriters of their option to purchase additional shares of Class A Common Stock.

Participants(1)	LLC Units purchased by us	Total purchase price
Jeremy Spivey(2)	3,968,456	$83,337,576
Erik West(3)	1,983,928	$41,662,488
Mike Rowe(4)	661,309	$13,887,489

____________

(1)      Additional details regarding these stockholders and their equity holdings are provided in this prospectus under the heading “Security Ownership of Certain Beneficial Owners and Management.”

(2)      Includes shares purchased from a trust controlled by Jeremy Spivey, our Chief Executive Officer and Chairman of the board of directors.

(3)      Includes shares purchased from a trust controlled by Erik West, the Chief Operating Officer of Cardinal NC.

(4)      Includes shares purchased from a trust controlled by Mike Rowe, our Chief Financial Officer.

Related Party Transactions

For the year ended December 31, 2023, we engaged in certain transactions with Envision Homes LLC (“Envision”), which is an entity of which Jeremy Spivey, our Chief Executive Officer, owns one-third, and recognized revenue of $118,886, respectively, for construction work performed for Envision. We also subleased part of our office spaces to Envision and recognized $49,044 of sublease income during the year ended December 31, 2023.

For the years ended December 31, 2023 and 2022, we engaged in transactions with Wellfield Development, LLC (“Wellfield”), which was a project developed by an entity of which Jeremy Spivey, our Chief Executive Officer, owns one-third. We recognized revenues of $878,313 for the year ended December 31 2023 and $3,734,712 for the year ended December 31 2023 for construction services provided to Wellfield.

For years ended December 31, 2024 and 2023, we engaged in transactions with Park Towns, LLC (“Park”), which was a project developed by an entity of which Jeremy Spivey, our Chief Executive Officer, owns one-third. We recognized revenue of $1,753,964 for the year ended December 31, 2024 and $144,163 for the year ended December 31, 2023 for construction services provided to Park.

For the year ended December 31, 2022, we leased equipment from Cardinal Construction Services NC, LLC, an entity jointly owned by the wife and mother of Mr. Spivey, our Chief Executive Officer, for a total of $1,188,000.

During the year ended December 31, 2025, we entered into two new leases with CCCRE, an entity owned by Erik West, the Chief Operating Officer of Cardinal NC, Mike Rowe, our Chief Financial Officer, and Jeremy Spivey, our Chief Executive Officer, and the mother of Mr. Spivey. We expect to pay CCCRE $120,000 and $720,000 per year under the leases and will begin payments on December 1, 2025 and January 1, 2026, respectively. In addition, in October 2025, CCCRE paid us $1,263,667 relating to the repayment in full of an outstanding receivable.

Cardinal Operating Agreement

In connection with this offering, Cardinal, Cardinal Group and certain of the Continuing Equity Holders, including our Chief Executive Officer and Chief Financial Officer and the Chief Operating Officer of Cardinal NC, will entered into the Cardinal Operating Agreement.

Under the Cardinal Operating Agreement, subject to the obligation of Cardinal to make tax distributions and to reimburse Cardinal Group for its corporate and other overhead expenses, Cardinal Group, as the sole managing member of Cardinal, will have the right to determine when distributions will be made to the holders of LLC Units and the amount of any such distributions. Following this offering, if Cardinal Group authorizes a distribution, such distribution will be made to the holders of LLC Units, including Cardinal Group, on a pro rata basis in accordance with their respective percentage ownership of LLC Units.

The holders of LLC Units, including Cardinal Group, will be allocated their proportionate share of any taxable income or loss of Cardinal’s U.S. and non-U.S. operations, as applicable, and will generally incur U.S. federal, state and local income taxes on their proportionate share of any net taxable income of Cardinal’s U.S. and non-U.S. operations, as applicable. Net profits and net losses of Cardinal generally will be allocated to holders of LLC Units on a pro rata basis in accordance with their respective percentage ownership of LLC Units, except that certain non-pro rata adjustments will be required to be made to reflect built-in gains and losses and tax depletion, depreciation and amortization with respect to such built-in gains and losses. Additionally, for a discussion of the tax attributes created by the Reorganization and our entry into the Tax Receivable Agreement in connection with this offering, please see “Certain Relationships and Related Party Transactions — Tax Receivable Agreement.”

To the extent Cardinal has available cash and subject to the terms of any current and future debt instruments, we intend to cause Cardinal to make (i) pro rata tax distributions to its members, including us, in an amount at least sufficient to allow its members (including us) to pay taxes on their allocable share of Cardinal’s taxable income from U.S. and non-U.S. operations, as applicable, and to allow us to make payments under the Tax Receivable Agreement we entered into with the Continuing Equity Holders in connection with the closing of this offering (such pro rata distributions to the Continuing Equity Holders to be exclusive of the right of such Continuing Equity Holders to receive payments pursuant to the Tax Receivable Agreement) and (ii) non-pro rata payments to us to reimburse us for our corporate and other overhead expenses (such expenses not to include obligations under the Tax Receivable Agreement). Under applicable tax rules, Cardinal is required to allocate net taxable income disproportionately to its members in certain circumstances. The amount of tax distributions will be determined based on an assumed tax rate.

The Cardinal Operating Agreement provides that, except as otherwise determined by us or in connection with the exercise of Cardinal Group’s Call Right, at any time Cardinal Group issues a share of its Class A Common Stock (including any shares of Class A Common Stock issued pursuant to any long-term incentive plan (including the 2025 Plan), phantom incentive award or other equity or equity-based award) or any other debt or equity security, the net proceeds, if any, received by Cardinal Group with respect to such issuance shall be concurrently invested in Cardinal, and Cardinal shall issue to Cardinal Group one LLC Unit or other economically equivalent debt or equity interest. Conversely, if at any time any shares of Cardinal Group’s Class A Common Stock are redeemed, repurchased or otherwise acquired, Cardinal shall redeem, repurchase or otherwise acquire or directly cancel an equal number of LLC Units held by Cardinal Group, upon the same terms and for the same price, as the shares of Cardinal Group’s Class A

Common Stock that are redeemed, repurchased or otherwise acquired. Furthermore, if at any time any LLC Units are transferred to another person, such redemption or transfer of any pairs of LLC Units shall include redemption or transfer of the equivalent number of shares of Cardinal Group Class B Common Stock.

We intend to limit the number of members of Cardinal, and the Cardinal Operating Agreement provides for limitations on the ability of the Cardinal members to transfer their LLC Units and provides us, as owner of all LLC Units, with the right to impose restrictions (in addition to those already in place) on the ability of members of LLC Units to cause Cardinal to acquire or directly cancel their LLC Units pursuant to the Redemption Right to the extent we believe it is necessary to ensure that Cardinal will continue to be treated as a partnership for U.S. federal income tax purposes.

Cardinal will be dissolved only upon the first to occur of (i) the sale of substantially all of its assets and (ii) an election by us to dissolve Cardinal. Upon dissolution, and following the payment of expenses of liquidation and allocation of profits and losses, Cardinal will be liquidated and the proceeds from any liquidation will be applied and distributed in the following manner: (i) first, to creditors (including, to the extent permitted by law, creditors who are members of Cardinal) in satisfaction of the liabilities of Cardinal in the order of priority as provided by law, except any obligations to Cardinal’s members in respect of their capital accounts, (ii) second, to establish cash reserves that Cardinal Group reasonably deems necessary for contingent or unforeseen liabilities or future payments and (iii) third, to the members of Cardinal in proportion to the number of LLC Units owned by each of them.

The Cardinal Operating Agreement provides that each Continuing Equity Holder party thereto will, subject to certain limitations, have the right, pursuant to the Redemption Right, to cause Cardinal to acquire or directly cancel all or a portion of its LLC Units, together with all or an equal portion of its shares of our Class B Common Stock, for (i) shares of our Class A Common Stock at a redemption ratio of one share of Class A Common Stock for each bundle of one LLC Unit and one share of our Class B Common Stock redeemed, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions, or (ii) upon mutual agreement between such Continuing Equity Holder and us, an equivalent amount of cash, based on a volume weighted average market price of one share of Class A Common Stock for each LLC Unit so redeemed, in accordance with the terms of the Cardinal Operating Agreement. Alternatively, upon the exercise of the Redemption Right, we (instead of Cardinal) will have the right, pursuant to the Call Right, to acquire each tendered bundle of one LLC Unit and one share of our Class B Common Stock directly from such Continuing Equity Holder for (a) one share of Class A Common Stock, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions, or (b) upon mutual agreement between such Continuing Equity Holder and us, an equivalent amount of cash, based on a volume weighted average market price of one share of Class A Common Stock for each LLC Unit so redeemed, in accordance with the terms of the Cardinal Operating Agreement. Our decision to mutually agree with a Continuing Equity Holder on whether to make a cash payment upon such Continuing Equity Holder’s election under the Redemption Right will be made by our independent directors (within the meaning of the Nasdaq listing rules). The parties will agree to treat the exercise of the Redemption Right and the exercise of the Call Right, in each case to the extent permitted under applicable tax law, as purchases by Cardinal Group of interests in Cardinal for U.S. federal income tax purposes that give rise to basis adjustments pursuant to Section 743(b) of the Code. Following a period that is 180 days after the date of this prospectus, each Continuing Equity Holder will be permitted to exercise its Redemption Right at Cardinal’s expense, up to one time in any 45-day period or five times in any 12-month period. As a Continuing Equity Holder causes its LLC Units to be redeemed pursuant to the Redemption Right, our direct or indirect equity interest in Cardinal will be correspondingly increased, the number of shares of Class A Common Stock outstanding will be increased and the number of shares of Class B Common Stock outstanding will be reduced.

Each Continuing Equity Holder’s redemption rights will be subject to certain customary limitations, including the expiration of any contractual lock-up period relating to the shares of our Class A Common Stock that may be applicable to such Continuing Equity Holder and the absence of any liens or encumbrances on such LLC Units redeemed. Additionally, in the case we elect a cash settlement, such Continuing Equity Holder may rescind its redemption request within a specified period of time. Moreover, in the case of a settlement in Class A Common Stock, such redemption may be conditioned on the closing of an underwritten distribution of the shares of Class A Common Stock, which may be issued in connection with such proposed redemption. In the case of a settlement in Class A Common Stock, such Continuing Equity Holder may also revoke or delay its redemption request if the following conditions exist: (1) any registration statement pursuant to which the resale of the Class A Common Stock to be registered for such Continuing Equity Holder at or immediately following the consummation of the redemption shall have ceased to be effective pursuant to any action or inaction by the SEC or no such resale registration statement has yet become effective; (2) we failed to cause any related prospectus to be supplemented by any required prospectus supplement necessary to effect such redemption or resale of the Class A Common Stock; (3) we exercised our right to defer, delay or suspend the filing or effectiveness of a registration statement and such deferral, delay or suspension shall affect the ability of such Continuing Equity Holder to have its Class A Common Stock registered at or immediately following the consummation of the redemption or to have our Class A Common Stock resold; (4) such Continuing Equity Holder is in possession of any material non-public information concerning us, the receipt of which results in such Continuing Equity Holder being prohibited or restricted from selling Class A Common Stock at or immediately following the redemption or resale of its Class A Common Stock without disclosure of such information (and we do not permit disclosure); (5) any stop order relating to the registration statement pursuant to which the Class A Common Stock was to be registered by such Continuing Equity Holder at or immediately following the redemption shall have been issued by the SEC; (6) there shall have occurred a material disruption in the securities markets generally or in the market or markets in which the Class A Common Stock is then traded; (7) there shall be in effect an injunction, a restraining order or a decree of any nature of any governmental entity that restrains or prohibits the redemption; (8) we shall have failed to comply in all material respects with our obligations under the Registration Rights Agreement, and such failure shall have affected the ability of such Continuing Equity Holder to consummate the resale of the Class A Common Stock to be received upon such redemption pursuant to an effective registration statement or (9) the redemption date would occur during a black-out period.

The form of Cardinal Operating Agreement is filed as an exhibit to the registration statement of which this prospectus forms a part, and the foregoing description of the Cardinal Operating Agreement is qualified in its entirety by reference thereto.

Tax Receivable Agreement

In connection with the closing of this offering, we entered into the Tax Receivable Agreement with Cardinal and the Continuing Equity Holders. As described in “Our Organizational Structure,” Cardinal Group will acquire 7,500,000 LLC Units from the Continuing Equity Holders in connection with this offering in exchange for $157.5 million in cash. In addition, each Continuing Equity Holder may cause us to acquire or directly cancel all or a portion of its LLC Units, together with all or an equal portion of its shares of our Class B Common Stock, for shares of Class A Common Stock in the future pursuant to the Redemption Right or the Call Right. Cardinal will have in effect (and for each of its direct or indirect subsidiaries that is treated as a partnership for U.S. federal income tax purposes and that it controls) an election under Section 754 of the Code that will be effective for the taxable year of the Reorganization and this offering and each taxable year thereafter. “Call Right” means, with respect to an exercise of the Redemption Right, the right of Cardinal Group pursuant to the Cardinal Operating Agreement to elect, for administrative convenience, to acquire each tendered LLC Unit (together with a corresponding share of Class B Common Stock) directly from such redeeming holder of LLC Units for, at the election of Cardinal Group, (a) one share of Class A Common Stock, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions, or (b) an approximately equivalent amount of cash as determined pursuant to the terms of the Cardinal Operating Agreement. Pursuant to the Section 754 election, our acquisition (or deemed acquisition for U.S. federal income tax purposes) of LLC Units for cash as a part of the Reorganization and acquisitions of LLC Units pursuant to the Redemption Right or the Call Right is expected to create basis adjustments with respect to our allocable share of the assets of Cardinal that would not have been available to us absent our acquisition or deemed acquisition of LLC Units as part of the Reorganization or pursuant to the exercise of the Redemption Right or the Call Right. The anticipated basis adjustments are expected to increase (for tax purposes) Cardinal Group’s depreciation and amortization deductions and may also decrease Cardinal Group’s gains (or increase its losses) on future dispositions of certain assets to the extent tax basis is allocated to those assets. Such increased deductions and losses and reduced gains may reduce the amount of cash tax that Cardinal Group would otherwise be required to pay in the future.

The Tax Receivable Agreement will generally provide for the payment by us to the Continuing Equity Holders of 85% of the net cash savings, if any, in U.S. federal, state and local income tax that we actually realize (or are deemed to realize in certain circumstances) in periods after this offering as a result of, as applicable to each Continuing Equity Holder, (i) any Basis Adjustments and (ii) certain tax benefits (such as interest deductions) arising from payments made under the Tax Receivable Agreement. Under the Tax Receivable Agreement, we will retain the benefit of the remaining 15% of these cash savings. These Tax Receivable Agreement payments are not conditioned upon one or more of the Continuing Equity Holders maintaining a continued ownership interest in Cardinal. If a Continuing Equity Holder transfers LLC Units but does not assign to the transferee of such units its rights under the Tax Receivable Agreement, such Continuing Equity Holder generally will continue to be entitled to receive payments under the Tax Receivable Agreement arising in respect of a subsequent exchange of such LLC Units. The rights of the Continuing Equity Holders to receive payment under the Tax Receivable Agreement are not assignable, except for assignments to such Continuing Equity Holder’s affiliates or in connection with the assignment of LLC Units in accordance with the Cardinal Operating Agreement.

The payment obligations under the Tax Receivable Agreement are Cardinal Group’s obligations and not obligations of Cardinal, and we expect that the payments we are required to make under the Tax Receivable Agreement will be substantial. Estimating the amount and timing of payments that may become due under the Tax Receivable Agreement is by its nature imprecise. For purposes of the Tax Receivable Agreement, cash savings in tax generally will be calculated by comparing Cardinal Group’s actual income tax liability (determined by using the actual applicable U.S. federal, state and local income tax rates) to the amount it would have been required to pay had it not been able to utilize any of the tax benefits subject to the Tax Receivable Agreement. The amounts payable, as well as the timing of any payments under the Tax Receivable Agreement are dependent upon significant future events and assumptions, including the timing of the redemptions or exchanges of LLC Units, the price of our Class A Common Stock at the time of each redemption or acquisition, the extent to which such redemptions are taxable transactions, the amount of each Continuing Equity Holder’s tax basis in its LLC Units at the time of the relevant redemption, the depreciation and amortization periods that apply to the increase in tax basis, the utilization of certain net operating loss carryovers, the amount and timing of the utilization of tax attributes, the amount and timing of taxable income we generate in the future, the U.S. federal, state and local income tax rates then applicable and the portion of Cardinal Group’s payments under the Tax Receivable Agreement that constitute imputed interest or give rise to depreciable or amortizable tax basis.

We expect that if the Tax Receivable Agreement were terminated immediately after this offering (based on the initial public offering price of $21.00 per share of Class A Common Stock), the estimated termination payments based on management’s preliminary assumptions would be approximately $104.6 million (calculated using a 4.95% discount rate equal to the lesser of (i) SOFR plus 100 basis points and (ii) 6.5%, applied against an undiscounted liability of approximately $157.1 million based on (A) a 21% U.S. federal corporate income tax rate and (B) applicable state and local income tax rates). A 100 basis point reduction in the discount rate would result in the tax benefit payments liability of approximately $113.0 million. The Company will reassess the tax benefit payments liability at each reporting period based on updated exchange activity and tax benefit realization.

A delay in the timing of redemptions of LLC Units, holding other assumptions constant, would be expected to decrease the discounted value of the amounts payable under the Tax Receivable Agreement as the benefit of the depreciation and amortization deductions would be delayed and the estimated increase in tax basis could be reduced if allocations of Cardinal taxable income exceed distributions and allocations of losses to the redeeming members prior to the redemption. Stock price increases or decreases at the time of each redemption of LLC Units would be expected to result in corresponding increases or decreases in the undiscounted amounts payable under the Tax Receivable Agreement equal to 85% of the tax-effected change in price. The amounts payable under the Tax Receivable Agreement are dependent upon Cardinal Group having sufficient future taxable income to utilize the tax benefits on which it is required to make payments under the Tax Receivable Agreement. If Cardinal Group’s projected taxable income is significantly reduced, the aggregate expected payments would be reduced to the extent such tax benefits do not result in a reduction of Cardinal Group’s future income tax liabilities.

The foregoing amounts are merely estimates, and the actual payments could differ materially. It is possible that future transactions or events could increase or decrease the actual tax benefits realized and the Tax Receivable Agreement payments as compared to the foregoing estimates. Moreover, there may be a negative impact on our liquidity if, as a result of timing discrepancies or otherwise, (i) the payments under the Tax Receivable Agreement exceed the actual benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreement or (ii) distributions to Cardinal Group by Cardinal are not sufficient to permit Cardinal Group to make payments under the Tax Receivable Agreement after it has paid its taxes and other obligations. See “Risk Factors — Risks Related to this Offering and Ownership of our Class A Common Stock.” In certain cases, payments under the Tax Receivable Agreement to the Continuing Equity Holders may be accelerated and significantly exceed the any actual benefits, if any, we realize in respect of the tax attributes subject to the Tax Receivable Agreement.

In addition, although we are not aware of any issue that would cause the IRS or other relevant tax authorities to challenge potential tax basis increases or other tax benefits covered under the Tax Receivable Agreement, the Continuing Equity Holders will not reimburse us for any payments previously made under the Tax Receivable Agreement if such basis increases or other tax benefits that have given rise to payments under the Tax Receivable Agreement are subsequently disallowed, except that excess payments made to the Continuing Equity Holders will be netted against payments that would otherwise be made to the Continuing Equity Holders, if any, after our determination of such excess. However, a challenge to any tax benefits initially claimed by us may not arise for a number of years following the initial time of such payment or, even if challenged early, such excess cash payment may be greater than the amount of future cash payments, if any, we might otherwise be required to make under the terms of the Tax Receivable Agreement. As a result, in such circumstances, Cardinal Group could make payments that are greater than its actual cash tax savings, if any, and may not be able to recoup those payments, which could adversely affect its liquidity. See “Risk Factors — Risks Related to Our Organizational Structure.” We will not be reimbursed for any payments made under the Tax Receivable Agreement in the event that any tax benefits are subsequently disallowed.

The term of the Tax Receivable Agreement will commence upon the completion of this offering and will continue until all tax benefits that are subject to the Tax Receivable Agreement have been utilized or expired, unless we exercise our right to terminate the Tax Receivable Agreement (or the Tax Receivable Agreement is terminated due to other circumstances, including our breach of a material obligation thereunder or certain mergers or other changes of control), and we make the termination payment specified in the Tax Receivable Agreement. In the event that the Tax Receivable Agreement is not terminated, the payments under the Tax Receivable Agreement are anticipated to continue for 16 years after the date of the last redemption of the LLC Units. Accordingly, it is expected that payments will continue to be made under the Tax Receivable Agreement for more than 16 years. Payments will generally be made under the Tax Receivable Agreement as we realize actual cash tax savings in periods after this offering from the tax benefits covered by the Tax Receivable Agreement.

However, if we experience a Change of Control or the Tax Receivable Agreement terminates early (at our election or as a result of a material breach of our obligations thereunder), we could be required to make a substantial, immediate lump sum payment in advance of any actual cash tax savings. This payment would equal the present value of hypothetical future payments that could be required to be paid under the Tax Receivable Agreement (determined by applying a discount rate equal to the lesser of (i) SOFR plus 100 basis points and (ii) 6.5% per annum, compounded annually). The calculation of hypothetical future payments will be based upon certain assumptions and deemed events set forth in the Tax Receivable Agreement. Any early termination payment may be made significantly in advance of, and may materially exceed, the actual realization, if any, of the future tax benefits to which the termination payment relates.

Under the Tax Receivable Agreement, a “Change of Control” means the occurrence of any of the following events:

(i)     any person or any group of persons acting together that would constitute a “group” for purposes of Section 13(d) of the Exchange Act or any successor provisions thereto (excluding (a) a corporation or other entity owned, directly or indirectly, by the stockholders of Cardinal Group in substantially the same proportions as their ownership of stock of Cardinal Group or (b) a person or group of persons in which one or more affiliates of permitted investors, directly or indirectly hold beneficial ownership of securities representing more than 50% of the total voting power in such person or held by such group) is or becomes the beneficial owner, directly or indirectly, of securities of Cardinal Group representing more than 50% of the combined voting power of Cardinal Group’s then outstanding voting securities; or

(ii)    the following individuals cease for any reason to constitute a majority of the number of directors of Cardinal Group then serving: individuals who, on the closing date of the offering, constitute the board of directors and any new director whose appointment or election by the board of directors or nomination for election by Cardinal Group’s stockholders was approved or recommended by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors on the closing date of this offering or whose appointment, election or nomination for election was previously so approved or recommended by the directors referred to in this clause (ii); or

(iii)   there is consummated a merger or consolidation of Cardinal Group with any other corporation or other entity, and, immediately after the consummation of such merger or consolidation, either (x) the board of directors immediately prior to the merger or consolidation does not constitute at least a majority of the board of directors of the company surviving the merger or, if the surviving company is a subsidiary, the ultimate parent thereof, or (y) the voting securities of Cardinal Group immediately prior to such merger or consolidation do not continue to represent or are not converted into more than 50% of the combined voting power of the then outstanding voting securities of the Person resulting from such merger or consolidation or, if the surviving company is a subsidiary, the ultimate parent thereof; or

(iv)   the stockholders of Cardinal Group approve a plan of complete liquidation or dissolution of Cardinal Group or there is consummated an agreement or series of related agreements for the sale, lease or other disposition, directly or indirectly, by Cardinal Group of all or substantially all of Cardinal Group’s assets, other than such sale or other disposition by Cardinal Group of all or substantially all of Cardinal Group’s assets to an entity at least 50% of the combined voting power of the voting securities of which are owned by stockholders of Cardinal Group in substantially the same proportions as their ownership of Cardinal Group immediately prior to such sale; or

(v)    Cardinal Group ceases to be the sole managing member of Cardinal.

The Tax Receivable Agreement provides that, in the event of a material breach by us, which includes, but is not limited to, (i) our failure to make a payment under the Tax Receivable Agreement within 60 days after such payment is due (except to the extent we do not have and cannot take commercially reasonable actions to obtain sufficient funds to make such payment) or (ii) our breach of any material obligation under the Tax Receivable Agreement by operation of law as a result of the rejection of the Tax Receivable Agreement in a case commenced under the Bankruptcy Code, then the Continuing Equity Holders may elect to treat such breach as an early termination, which would cause all our payment and other obligations under the Tax Receivable Agreement to be accelerated and become due and payable applying the same assumptions described above.

As a result of either an early termination (at our election or as a result of a material breach of our obligations under the Tax Receivable Agreement) or a Change of Control, we could be required to make payments under the Tax Receivable Agreement that exceed our actual cash tax savings under the Tax Receivable Agreement. In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales or other forms of business combinations or changes of control. There can be no assurance that we will be able to finance our obligations under the Tax Receivable Agreement.

Decisions we make in the course of running our business, such as with respect to mergers, asset sales, other forms of business combinations or other changes in control, may influence the timing and amount of payments that are received by the Continuing Equity Holders under the Tax Receivable Agreement. For example, the earlier disposition of assets following a redemption of LLC Units may accelerate payments under the Tax Receivable Agreement and increase the present value of such payments, and the disposition of assets before a redemption of LLC Units may increase the Continuing Equity Holders’ tax liability without giving rise to any rights of the Continuing Equity Holders to receive payments under the Tax Receivable Agreement. Such effects may result in differences or conflicts of interest between the interests of the Continuing Equity Holders and other stockholders.

Payments under the Tax Receivable Agreement are generally due within a specified period of time following the filing of our tax return for the taxable year with respect to which the payment obligation arises, but interest on such payments will begin to accrue at a rate of SOFR plus 100 basis points from the due date (without extensions) of such tax return. Late payments will generally accrue interest at a rate of SOFR plus 500 basis points.

Because we are a holding company with no independent means of generating revenue, our ability to make payments under the Tax Receivable Agreement is dependent on the ability of Cardinal to make distributions to us in an amount sufficient to cover our obligations under the Tax Receivable Agreement. This ability, in turn, may depend on the ability of Cardinal subsidiaries to make distributions to it. The ability of Cardinal, its subsidiaries and other entities in which it directly or indirectly holds an equity interest to make such distributions will be subject to, among other things, (i) the applicable provisions of law that may limit the amount of funds available for distribution and (ii) restrictions in relevant debt instruments issued by Cardinal or its subsidiaries and other entities in which it directly or indirectly holds an equity interest.

The form of Tax Receivable Agreement is filed as an exhibit to the registration statement of which this prospectus forms a part, and the foregoing description of the Tax Receivable Agreement is qualified in its entirety by reference thereto.

Registration Rights Agreement

In connection with the closing of this offering, we entered into a registration rights agreement with the Continuing Equity Holders (the “Registration Rights Agreement”). The Registration Rights Agreement contains provisions by which we agree to register under the federal securities laws the offer and resale of shares of our Class A Common Stock by the members of Cardinal or permitted transferees, as more fully described below.

The Registration Rights Agreement includes provisions by which we agree that, at any time after the 180-day lock-up period, as described in “Underwriting,” and subject to certain limitations, each Continuing Equity Holder will have the right to require us to prepare and file a registration statement registering the offer and sale of their shares of our Class A Common Stock. Generally, we will be required to provide notice of the request to certain other holders of our Class A Common Stock who may, in certain circumstances, participate in the registration. Subject to certain exceptions, each Continuing Equity Holder will be entitled to make three demands per calendar year that we register such securities.

In addition, each Continuing Equity Holder (together with any person to whom rights under the Registration Rights Agreement are assigned in accordance therewith, the “RRA Holders”) has certain “piggy-back” registration rights in the event that we propose to file a registration statement with respect to an offering of our equity securities for our own account or for the account of our stockholders pursuant to which we would be required to notify the RRA Holders and allow them to register for sale a number of their registrable securities as they may request in writing, subject to certain exceptions. Furthermore, not later than 180 days after the date the Registration Rights Agreement is executed, we will be required to prepare and file with the SEC a shelf registration statement on Form S-3 (or, if Form S-3 is not available to be used by us at such time, on Form S-1 or another appropriate form permitting the registration of such registrable securities for resale) to permit the public resale of all of the registrable securities thereunder in accordance with the terms of the Registration Rights Agreement.

We will not be obligated to effect a demand registration or an underwritten offering within 90 days after any other demand registration and will not be obligated to effect an underwritten offering pursuant to a resale shelf registration statement within 90 days after any other underwritten offering pursuant to a resale shelf registration statement, subject to certain requirements.

The Registration Rights Agreement also generally obligates us to cooperate reasonably with and take such customary actions as may be reasonably requested by the RRA Holders in connection with the registration of registrable securities.

These registration rights will be subject to certain conditions and limitations, and we will generally be obligated to pay all registration expenses in connection with these registration obligations, regardless of whether a registration statement is filed or becomes effective. The Registration Rights Agreement will also require us to indemnify the RRA Holders against certain liabilities under the Securities Act.

The form of Registration Rights Agreement is filed as an exhibit to the registration statement of which this prospectus forms a part, and the foregoing description of the Registration Rights Agreement is qualified in its entirety by reference thereto.

Other Relationships

Our Director of Operations is the father of Jeremey Spivey, our Chief Executive Officer, and is currently employed by us. He does not share a household with Mr. Spivey and is not one of our executive officers. During fiscal years 2024, 2023 and 2022, our Director of Operations had total cash compensation of $398,123, $325,500 and $267,000, respectively, consisting of base salary and cash bonuses and automobile allowance. The compensation levels described above were based on reference to external market practice of similar positions when compared to the compensation paid to employees in similar positions that were not related to our executive officers. The Director of Operations is also eligible to participate in employee benefit plans on the same general terms and conditions as applicable to other employees in similar positions who were not related to our executive officers.

Indemnification Agreements

Each of the employment agreements with our executive officers includes a contractual right to indemnification. Specifically, if any executive officer is made a party or threatened to be made a party to any proceeding (other than a proceeding initiated by the executive officer or Cardinal related to any dispute between the executive and Cardinal with respect to the employment agreement or the executive’s employment), arising out of his or her service as an officer or director of Cardinal or an affiliate (or any other company at Cardinal’s request), Cardinal is required to indemnify the executive to the fullest extent provided to any other officer or director from and against liabilities and expenses (including attorney’s fees), including an obligation to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. Cardinal is also required to maintain directors’ and officers’ liability insurance covering the executive on terms no less favorable than those applicable to similarly situated executives during the term of employment and for six years thereafter.

We entered into indemnification agreements with each of our directors and officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liability that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision in our A&R Charter and the indemnification agreements facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers.

Directed Share Program

At our request, the DSP Underwriter has reserved up to 5% of the shares of Class A Common Stock to be issued by us and offered by this prospectus for sale, at the initial public offering price, to certain friends and family members of our Continuing Equity Holders, officers, directors, employees and certain related persons. Any directed shares not purchased will be offered by the DSP Underwriter to the general public on the same basis as all other shares offered by this prospectus. We have agreed to indemnify the DSP Underwriter against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the directed shares. See “Underwriting — Directed Share Program.”

Policies and Procedures for Review of Related Party Transactions

A “related party transaction” is a transaction, arrangement or relationship in which we or any of our subsidiaries were, are or will be a participant, the amount of which involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest. A “related person” means:

•        any person who is, or at any time during the applicable period was, one of our executive officers or one of our directors;

•        any person who is known by us to be the beneficial owner of more than 5.0% of our Class A Common Stock;

•        any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, executive officer or a beneficial owner of more than 5.0% of our Class A Common Stock, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5.0% of our Class A Common Stock; and

•        any firm, corporation or other entity in which any of the foregoing persons is a partner or principal or in a similar position or in which such person has a 10.0% or greater beneficial ownership interest.

In connection with this offering and subject to the rules of Nasdaq, we have established an audit committee consisting solely of independent directors whose functions will be set forth in the audit committee charter. One of the audit committee’s functions is to review and approve all relationships and transactions involving us and any related person. Our board of directors has adopted a written policy subject to and effective to the completion of this offering that provides that our audit committee or, in certain cases, the disinterested members of our board of directors will review all transactions with related persons that are required to be disclosed under SEC rules and, when appropriate, initially authorize or ratify all such transactions. Any director who is a related person with respect to a transaction under review will not be permitted to participate in any discussion or approval of such transaction.

Such written policy provides that, in determining whether or not to recommend the initial approval or ratification of a transaction with a related person, our audit committee or, if applicable, the disinterested members of our board of directors should consider all of the relevant facts and circumstances available.

Such written policy has been adopted in connection with this offering and, therefore, the transactions described above were not reviewed under such policy.

Description of capital stock

Upon completion of this offering and after giving effect to the Reorganization, including the planned use of proceeds (See “Use of Proceeds”), the authorized capital stock of Cardinal Group will consist of 500,000,000 shares of Class A Common Stock, $0.0001 par value per share, of which 13,218,750 shares will be issued and outstanding, 500,000,000 shares of Class B Common Stock, $0.0001 par value per share, of which 23,387,813 shares will be issued and outstanding, and 10,000,000 shares of preferred stock, $0.0001 par value per share, of which no shares will be issued and outstanding.

The following summary of the capital stock and A&R Charter and A&R Bylaws of Cardinal Group does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable law and to our A&R Charter and our A&R Bylaws, which have been or will be filed as exhibits to the registration statement of which this prospectus forms a part.

Class A Common Stock

Voting Rights.    Holders of shares of our Class A Common Stock are entitled to one vote per share held of record on all matters to be voted upon by the stockholders. Holders of shares of our Class A Common Stock and Class B Common Stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except with respect to the amendment of certain provisions of our A&R Charter that would alter or change the powers, preferences or special rights of the Class B Common Stock so as to affect them adversely, which amendments must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class, or as otherwise required by applicable law. The affirmative vote of the holders of a majority of our outstanding Class A Common Stock and Class B Common Stock, voting separately, is required to approve any disparate treatment with respect to dividends or the subdivision, combination or reclassification of either our Class A Common Stock or Class B Common Stock. Holders of our Class A Common Stock are not entitled to vote with respect to the amendment of certain provisions relating solely to outstanding series of preferred stock where the holders thereof are entitled to vote. Holders of our Class A Common Stock do not have cumulative voting rights.

Dividend Rights.    Holders of our Class A Common Stock are entitled to ratably receive dividends when and if declared by our board of directors out of funds legally available for that purpose, subject to any statutory or contractual restrictions on the payment of dividends and to any prior rights and preferences that may be applicable to any outstanding preferred stock.

Liquidation Rights.    Upon the liquidation, dissolution, distribution of assets or other winding up of Cardinal Group, holders of our Class A Common Stock are entitled to receive ratably the assets of Cardinal Group available for distribution to the stockholders after payment of liabilities and the liquidation preference of any of its outstanding shares of preferred stock.

Number of Authorized Shares.    The number of authorized shares of our Class A Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding or reserved) by the affirmative vote of the holders of a majority in voting power of our stock entitled to vote thereon without a separate class vote of the holders of our preferred stock (if any), Class A Common Stock or Class B Common Stock, irrespective of the provisions of Section 242(b)(2) of the DGCL.

Other Matters.    The shares of Class A Common Stock have no preemptive or conversion rights and are not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the Class A Common Stock. All outstanding shares of our Class A Common Stock, including the Class A Common Stock offered in this offering, are fully paid and non-assessable.

Class B Common Stock

Generally.    In connection with the Reorganization and this offering, each Continuing Equity Holder received one share of Class B Common Stock for each LLC Unit that it holds. Shares of Class B Common Stock will not be transferrable except in connection with a permitted transfer of a corresponding number of LLC Units. Shares of Class B Common Stock will be issued in the future only to the extent necessary to maintain a one-to-one ratio between the number of LLC Units held by the Continuing Equity Holders and the number of shares of Class B common stock issued to the Continuing Equity Holders. Shares of Class B Common Stock automatically transferred to

Cardinal Group upon the redemption or exchange of their LLC Units pursuant to the terms of the Cardinal Operating Agreement will be canceled and may not be reissued. Accordingly, each Continuing Equity Holder will have a number of votes in Cardinal Group equal to the number of LLC Units that it holds.

Voting Rights.    Holders of shares of our Class B Common Stock are entitled to one vote per share held of record on all matters to be voted upon by the stockholders. Holders of shares of our Class A Common Stock and Class B Common Stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except with respect to the amendment of certain provisions of our A&R Charter that would alter or change the powers, preferences or special rights of the Class B Common Stock so as to affect them adversely, which amendments must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class, or as otherwise required by applicable law. The affirmative vote of the holders of a majority of our outstanding Class A Common Stock and Class B Common Stock, voting separately, is required to approve any disparate treatment with respect to dividends or the subdivision, combination or reclassification of either our Class A Common Stock or Class B Common Stock. Holders of our Class B Common Stock are not entitled to vote with respect to the amendment of certain provisions relating solely to outstanding series of preferred stock where the holders thereof are entitled to vote. Holders of our Class B Common Stock do not have cumulative voting rights.

Dividend Rights.    Holders of our Class B Common Stock do not have any right to receive dividends, unless the dividend consists of shares of our Class B Common Stock or of rights, options, warrants or other securities convertible or exercisable into or exchangeable or redeemable for shares of Class B Common Stock paid proportionally with respect to each outstanding share of our Class B Common Stock.

Other Rights.    Holders of our Class B common stock will have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the Class B Common Stock.

Number of Authorized Shares.    The number of authorized shares of our Class B Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding or reserved) by the affirmative vote of the holders of a majority in voting power of our stock entitled to vote thereon without a separate class vote of the holders of our preferred stock (if any), Class A Common Stock or Class B Common Stock, irrespective of the provisions of Section 242(b)(2) of the DGCL.

Liquidation Rights.    Holders of our Class B Common Stock do not have any right to receive a distribution upon a liquidation or winding up of Cardinal Group.

Preferred Stock

Our A&R Charter authorizes our board of directors, subject to any limitations prescribed by law, without further stockholder approval, to establish and to issue from time to time one or more classes or series of preferred stock, covering up to an aggregate of 10,000,000 shares of preferred stock. Each class or series of preferred stock will cover the number of shares and will have the powers, preferences, privileges, rights, qualifications, limitations and restrictions determined by our board of directors, which may include, among others, dividend rights, liquidation preferences, voting rights, conversion rights, preemptive rights and redemption rights. The number of authorized shares of our preferred stock may be increased or decreased (but not below the number of shares thereof then outstanding or reserved) by the affirmative vote of the holders of a majority in voting power of our stock entitled to vote thereon without a separate class vote of the holders of our preferred stock (if any), Class A Common Stock or Class B Common Stock, irrespective of the provisions of Section 242(b)(2) of the DGCL. Except as provided by law or in a preferred stock designation, the holders of preferred stock will not be entitled to vote at or receive notice of any meeting of stockholders.

Anti-Takeover Provisions

Our A&R Charter and A&R Bylaws contain provisions that may delay, defer, or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor.

Authorized but Unissued Shares

The authorized but unissued shares of our common stock and our preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by Nasdaq rules. These additional shares may be used for a variety of corporate finance transactions, acquisitions, and employee benefit plans and, as described under “Certain Relationships and Related Party Transactions — Cardinal Operating Agreement,” funding of redemptions of LLC Units. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Board of Directors; Vacancies; Removal of Directors; Size of our Board of Directors

Our A&R Charter provides that, subject to the rights of the holders of any series of preferred stock to elect directors, vacant directorships, including newly created seats, shall be filled solely by the affirmative vote of a majority of the total number of directors then in office, even if less than a quorum, or by a sole remaining director. Our A&R Charter and our A&R Bylaws provide that directors may only be removed with or without cause by the affirmative vote of the holders of capital stock representing at least sixty-six and two-thirds percent (66 2/3%) of the voting power of all of the then outstanding shares of capital stock entitled to vote thereon, voting together as a single class. Our A&R Charter and our A&R Bylaws provide that, subject to the rights of the holders of any series of preferred stock to elect directors, the number of directors constituting our board of directors will be permitted to be set only by a resolution adopted by our board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This will make it more difficult to change the composition of our board of directors and will promote continuity of management.

Stockholder Action; Special Meetings of Stockholders

Our A&R Charter provides that our stockholders may not take action by consent without a meeting, but may only take action at a meeting of stockholders. Our A&R Charter will further provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chairman of our board of directors or our Chief Executive Officer, as applicable, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

In addition, our A&R Bylaws established an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to our board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information in the timeframe set forth in our A&R Bylaws. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a qualified stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying stockholder actions that are favored by the holders of a majority of our outstanding voting securities until the next stockholder meeting.

No Cumulative Voting

The DGCL provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our A&R Charter does not provide for cumulative voting.

Amendment of Certificate of Incorporation or Bylaws

The DGCL provides generally that the affirmative vote of the holders of a majority in voting power of the shares entitled to vote on the matter is required to amend a corporation’s certificate of incorporation, unless a corporation’s certificate of incorporation requires a greater percentage. Our A&R Charter provides that the affirmative vote of holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of all of the then outstanding shares of capital stock, voting as a single class, will be required to amend certain provisions of our A&R Charter, including provisions relating to amending our A&R Bylaws, the size of our board of directors, removal of directors, director and officer liability, vacancies on our board of directors, special meetings, stockholder notices, actions by written consent and exclusive forum. Our A&R Charter provides that the board of directors may adopt, amend, alter, or repeal our bylaws. In addition, our A&R Charter provides that the stockholders may not adopt, amend, alter or repeal our bylaws unless such action is approved, in addition to any other vote required by our A&R Charter by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of all of the then outstanding shares of our capital stock entitled to vote thereon, voting together as a single class.

Section 203 of the DGCL

We will opt out of Section 203 of the DGCL, and the restrictions and limitations set forth therein. However, our A&R Charter contains provisions that are similar to Section 203 of the DGCL. Specifically, our A&R Charter provides that, subject to certain exceptions, we will not be able to engage in a “business combination” with any “interested stockholder” for three years following the time that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our board of directors, or, upon becoming an interested stockholder, owned at least 85% of the voting power of the outstanding stock or unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger or consolidation involving us and the “interested stockholder” and the sale of more than 10% of our assets. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

However, in our case, Jeremy Spivey, our Chief Executive Officer, and any of his affiliates and any of their respective direct or indirect transferees of our common stock will not be deemed to be “interested stockholders” for the purposes of our A&R Charter regardless of the percentage of our outstanding voting stock owned by them, and accordingly will not be subject to such restrictions.

Exclusive Forum Selection

Our A&R Charter provides that, unless we otherwise consent in writing, (A) (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers, other employees or stockholders to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, our A&R Charter or our A&R Bylaws (as either may be amended or restated) or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) any action asserting a claim governed by the internal affairs doctrine shall, to the fullest extent permitted by law, be exclusively brought in the Court of Chancery of the State of Delaware or, in the event that the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware (or other state courts of the State of Delaware); and (B) the federal district courts of the U.S. shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act; provided, however, that the foregoing choice of forum provision shall not apply to claims seeking to enforce any liability or duty created by the Exchange Act, or any other claim for which the U.S. federal courts have exclusive jurisdiction. Our A&R Charter provides that, to the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in shares of our capital stock shall be deemed to have notice of and consented to the foregoing. By agreeing to this provision, however, stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

Limitation of Liability and Indemnification Matters

Our A&R Charter limits the personal liability of our directors and officers to us or our stockholders for monetary damages for breach of their fiduciary duty as directors and officers, except for the following liabilities that cannot be eliminated or limited under the DGCL:

•        for any breach of their duty of loyalty to us or our stockholders;

•        for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•        with respect to directors, for unlawful payments of dividends or unlawful stock purchases or redemptions, as provided under Section 174 of the DGCL;

•        for any transaction from which the director or officer derived an improper personal benefit; or

•        with respect to officers, in any action by or in the right of the Company.

Any amendment or repeal of these provisions will be prospective only and would not affect any limitation on liability of a director or officer for acts or omissions that occurred prior to any such amendment or repeal.

Our A&R Charter and our A&R Bylaws also provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. Our A&R Bylaws explicitly authorizes us to purchase insurance to protect any of our officers, directors, employees, agents or other entities for any expense, liability or loss, regardless of whether Delaware law would permit indemnification.

We expect to enter into indemnification agreements with each of our directors and officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liability that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision in our A&R Charter and the indemnification agreements will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers.

Removal of Directors

Subject to the rights of any holders of preferred stock, stockholders holding at least sixty-six and two-thirds percent (66 2/3%) of the voting power of our outstanding equity interests then-entitled to vote at an election of directors may remove any director from office with or without cause.

Registration Rights

For a description of registration rights with respect to our Class A Common Stock, see “Certain Relationships and Related Party Transactions — Registration Rights Agreement.”

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A Common Stock will be Continental Stock Transfer & Trust Company.

Listing

Our Class A Common Stock has been approved for listing on Nasdaq under the symbol “CDNL.”

Shares eligible for future sale

Prior to this offering, there has been no public market for our Class A Common Stock. Future sales of our Class A Common Stock in the public market, or the availability of such shares for sale in the public market, could adversely affect the market price of our Class A Common Stock prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of a substantial number of shares of our Class A Common Stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our Class A Common Stock at such time and our ability to raise equity-related capital at a time and price we deem appropriate.

Sales of Restricted Shares

Upon the closing of this offering and after giving effect to the Reorganization, we will have outstanding an aggregate of 13,218,750 shares of Class A Common Stock (or 14,943,750 shares of Class A Common Stock if the underwriters exercise in full their option to purchase additional shares of Class A Common Stock). Of these shares, all of the shares of Class A Common Stock to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our “affiliates” as such term is defined in Rule 144. In addition, under the Cardinal Operating Agreement, each Continuing Equity Holder party thereto will, subject to certain limitations, have the right, pursuant to the Redemption Right, to cause Cardinal to acquire or directly cancel all or a portion of its LLC Units, together with all or an equal portion of its shares of our Class B Common Stock, for (i) shares of our Class A Common Stock at a redemption ratio of one share of Class A Common Stock for each bundle of one LLC Unit and one share of our Class B Common Stock redeemed, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions, or (ii) upon mutual agreement between such Continuing Equity Holder and us, an equivalent amount of cash, based on the trailing ten-day VWAP prior to the redemption date. Alternatively, upon the exercise of the Redemption Right, we (instead of Cardinal) will have the right, pursuant to the Call Right, to acquire each tendered bundle of one LLC Unit and one share of our Class B Common Stock directly from such Continuing Equity Holder for (a) one share of Class A Common Stock, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions, or (b) upon mutual agreement between such Continuing Equity Holder and us, an equivalent amount of cash, based on the trailing ten-day VWAP prior to the redemption date.

The restricted securities were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act (“Rule 701”), which rules are summarized below.

Upon the expiration of the applicable lock-up periods, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above. See “Shares Eligible For Future Sale” for a discussion of certain transfer restrictions.

Lock-Up Agreements

We, all of our directors and executive officers and the Continuing Equity Holders have agreed not to sell any Class A Common Stock or Class B Common Stock for a period of 180 days from the date of this prospectus, subject to certain exceptions and extensions. Following the expiration of such lock-up restrictions, the Continuing Equity Holders, subject to compliance with the Securities Act or exceptions therefrom, will be able to freely trade their Class A Common Stock, including any shares issued upon exchange of LLC Units. Other than with respect to our directors and executive officers, this restriction will not apply to the shares of our Class A Common Stock underlying any equity awards that may be granted in connection with the consummation of this offering. See “Underwriting” for a description of these lock-up provisions.

Rule 144

In general, beginning 90 days after the effective date of the registration statement of which this prospectus forms a part, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. Beginning 90 days after the effective date of the registration statement of which this prospectus forms a part, a non-affiliated person (who has been unaffiliated for at least the past three months) who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

Beginning 90 days after the effective date of the registration statement of which this prospectus forms a part, a person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our Class A Common Stock or the average weekly trading volume of our Class A Common Stock reported through Nasdaq during the four calendar weeks preceding the filing of notice of the sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirement of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144. The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus.

Registration Statements on Form S-8

We intend to file one or more registration statements on Form S-8 under the Securities Act to register the shares of Class A Common Stock that may be issued pursuant to our 2025 Plan as promptly as possible after the completion of this offering. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market following the expiration of the lock-up agreements and arrangements described above, except that shares held by affiliates will still be subject to the public information, volume limitation, manner of sale and notice requirements of Rule 144 unless otherwise resalable under Rule 701 under the Securities Act.

Registration Rights

See “Certain Relationships and Related Party Transactions — Registration Rights Agreement.”

Directed Share Program

At our request, the DSP Underwriter has reserved up to 5% of the shares of Class A Common Stock to be issued by us and offered by this prospectus for sale, at the initial public offering price, to certain friends and family members of our Continuing Equity Holders, officers, directors, employees and certain related persons. Shares purchased through the directed share program will not be subject to lockup restrictions with the underwriters, except in the case of shares purchased by any of our directors or executive officers. See “Underwriting — Directed Share Program.”

Material U.S. Federal Income Tax Considerations For Non-U.S. Holders

The following is a summary of the material U.S. federal income tax considerations related to the purchase, ownership and disposition of our Class A Common Stock by a non-U.S. holder (as defined below) that acquires such Class A Common Stock pursuant to this offering and holds our Class A Common Stock as a “capital asset” within the meaning of Section 1221 of the Code (generally property held for investment). This summary is based on the provisions of the Code, U.S. Treasury regulations promulgated thereunder, administrative rulings and pronouncements and judicial decisions, all as in effect on the date hereof, and all of which are subject to change and differing interpretations, possibly with retroactive effect. Any such change or differing interpretation may alter the tax considerations that we describe in this summary. We have not sought and do not intend to seek any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, this summary does not address the Medicare tax on certain investment income, U.S. federal estate or gift tax laws, any state, local or non-U.S. tax laws or any tax treaties. This summary also does not address tax considerations applicable to investors that may be subject to special treatment under the U.S. federal income tax laws, such as:

•        banks, insurance companies or other financial institutions;

•        tax-exempt or governmental organizations;

•        dealers in securities;

•        “controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•        traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes;

•        persons subject to the alternative minimum tax;

•        entities or other arrangements treated as a partnership or pass-through entity for U.S. federal income tax purposes or holders of interests therein;

•        persons deemed to sell our Class A Common Stock under the constructive sale provisions of the Code;

•        certain former citizens or long-term residents of the United States;

•        persons that hold our Class A Common Stock as part of a straddle, appreciated financial position, synthetic security, conversion transaction or other integrated investment or risk reduction transaction;

•        “qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all the interest of which are held by qualified foreign pension funds; and

•        persons subject to special tax accounting rules as a result of any item of gross income with respect to the stock being taken into account in an applicable financial statement.

PROSPECTIVE INVESTORS ARE ENCOURAGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS (INCLUDING ANY POTENTIAL CHANGES THERETO) TO THEIR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Non-U.S. Holder Defined

For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of our Class A Common Stock that is not for U.S. federal income tax purposes a partnership (or a partner therein) or any of the following:

•        an individual who is a citizen or resident of the United States;

•        a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•        an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•        a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more United States persons (within the meaning of Section 7701(a)(30) of the Code, a “United States person”) who have the authority to control all substantial decisions of the trust or (ii) which has made a valid election under applicable U.S. Treasury regulations to be treated as a United States person.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our Class A Common Stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner, upon the activities of the partnership and upon certain determinations made at the partner level. Accordingly, we urge partners in partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes) considering the purchase of our Class A Common Stock to consult their tax advisors regarding the U.S. federal income tax considerations of the purchase, ownership and disposition of our Class A Common Stock by such partnership.

Distributions on Class A Common Stock

The payment of distributions on our Class A Common Stock will be at the sole discretion of our board of directors. If we do make distributions of cash or other property (other than certain stock distributions) on our Class A Common Stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, the distributions will instead be treated as a non-taxable return of capital to the extent of the non-U.S. holder’s tax basis in our Class A Common Stock (and will reduce such tax basis, until such basis equals zero) and thereafter as capital gain from the sale or exchange of such Class A Common Stock. See “— Gain on disposition of Class A Common Stock.”

Subject to the discussions below under “— Backup withholding and information reporting” and “— Additional withholding requirements under FATCA” and with respect to effectively connected dividends (as discussed below), any distribution made to a non-U.S. holder on our Class A Common Stock generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the distribution unless an applicable income tax treaty provides for a lower rate. To claim the benefit of such a reduced treaty rate, a non-U.S. holder must timely provide the applicable withholding agent with a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) certifying qualification for the reduced rate. A non-U.S. holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

Dividends paid to a non-U.S. holder that are effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons (as defined under the Code). Such effectively connected dividends will not be subject to U.S. federal withholding tax (including backup withholding discussed below) if the non-U.S. holder satisfies certain certification requirements by providing the applicable withholding agent with a properly executed IRS Form W-8ECI certifying eligibility for exemption. If the non-U.S. holder is a corporation for U.S. federal income tax purposes, it may also be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include effectively connected dividends.

Gain on Disposition of Class A Common Stock

Subject to the discussions below under “— Backup withholding and information reporting” and “— Additional withholding requirements under FATCA,” a non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on any gain realized upon the sale, exchange or other taxable disposition of our Class A Common Stock unless:

•        the non-U.S. holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met;

•        the gain is effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States); or

•        our Class A Common Stock constitutes a United States real property interest because we are or have been a United States real property holding corporation (a “USRPHC”) for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding such disposition and the non-U.S. holder’s holding period for the Class A Common Stock.

A non-U.S. holder described in the first bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as specified by an applicable income tax treaty) on the amount of such gain, which generally may be offset by U.S. source capital losses.

A non-U.S. holder whose gain is described in the second bullet point above generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons unless an applicable income tax treaty provides otherwise. If the non-U.S. holder is a corporation for U.S. federal income tax purposes whose gain is described in the second bullet point above, then such gain would also be included in its effectively connected earnings and profits (as adjusted for certain items), which may be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty).

With respect to the third bullet above, a corporation generally is a USRPHC if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we currently are not a USRPHC for U.S. federal income tax purposes, and we do not expect to become a USRPHC for the foreseeable future. However, in the event that we become a USRPHC, as long as our Class A Common Stock is and continues to be “regularly traded on an established securities market” (within the meaning of the U.S. Treasury regulations), only a non-U.S. holder that actually or constructively owns, or owned at any time during the shorter of the five-year period ending on the date of the disposition or the non-U.S. holder’s holding period for the Class A Common Stock, more than 5% of our Class A Common Stock will be treated as disposing of a U.S. real property interest and will be subject to tax on gain realized on the disposition of our Class A Common Stock as a result of our status as a USRPHC in the manner described in the preceding paragraph (except that the branch profits tax would not apply to a non-U.S. holder that is a corporation). If we were to become a USRPHC and our Class A Common Stock were not considered to be regularly traded on an established securities market, such holder (regardless of the percentage of stock owned) would be treated as disposing of a U.S. real property interest and would be subject to U.S. federal income tax in such manner on a taxable disposition of our Class A Common Stock, and a            % withholding tax would apply to the gross proceeds from such disposition.

Backup Withholding and Information Reporting

Any dividends paid to a non-U.S. holder must be reported annually to the IRS and to the non-U.S. holder. Copies of these information returns may be made available to the tax authorities in the country in which the non-U.S. holder resides or is established. Payments of dividends to a non-U.S. holder generally will not be subject to backup withholding if the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form).

Payments of the proceeds from a sale or other disposition by a non-U.S. holder of our Class A Common Stock effected by or through a U.S. office of a broker generally will be subject to information reporting and backup withholding (at the applicable rate, which is currently 24%) unless the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) and certain other conditions are met. Information reporting and backup withholding generally will not apply to any payment of the proceeds from a sale or other disposition of our Class A Common Stock effected outside the United States by a non-U.S. office of a broker. However, unless such broker has documentary evidence in its records that the non-U.S. holder is not a United States person and certain other conditions are met, or the non-U.S. holder otherwise establishes an exemption, information reporting will apply to a payment of the proceeds of the disposition of our Class A Common Stock effected outside the United States by such a broker if it has certain connections with the United States.

Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS. Non-U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them.

Additional Withholding Requirements under FATCA

Sections 1471 through 1474 of the Code, and the U.S. Treasury regulations and administrative guidance issued thereunder (“FATCA”), impose a 30% withholding tax on any dividends paid on our Class A Common Stock if paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless (i) in the case of a foreign financial institution, such institution enters into an agreement with the U.S. government to withhold on certain payments, and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S. owners), (ii) in the case of a non-financial foreign entity, such entity certifies that it does not have any “substantial United States owners” (as defined in the Code) or timely provides the applicable withholding agent with a certification identifying the direct and indirect substantial United States owners of the entity (in either case, generally on an IRS Form W-8BEN-E), or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules and provides appropriate documentation (such as an IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these rules may be subject to different rules. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. Non-U.S. holders are encouraged to consult their own tax advisors regarding the effects of FATCA on an investment in our Class A Common Stock.

Although FATCA withholding generally could apply to gross proceeds on the disposition of our Class A Common Stock, proposed U.S. Treasury regulations (the “Proposed Regulations”) eliminate FATCA withholding on the gross proceeds from a sale or other disposition of our Class A Common Stock. The preamble to the Proposed Regulations states that taxpayers may rely on the Proposed Regulations pending finalization. However, there can be no assurance that the Proposed Regulations will be finalized in their present form.

If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution generally may obtain a refund of any amounts withheld by filing a U.S. federal income tax return (which may entail significant administrative burden). You should consult your tax advisor regarding the effects of FATCA on your investment in our Class A Common Stock.

Underwriting

Stifel, Nicolaus & Company, Incorporated and William Blair & Company, L.L.C. are acting as representatives of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement, each of the underwriters named below has severally agreed to purchase from us the aggregate number of shares of Class A Common Stock shown opposite their respective names below:

Name	Number of Shares
Stifel, Nicolaus & Company, Incorporated	7,015,000
William Blair & Company, L.L.C.	3,565,000
D.A. Davidson & Co.	920,000
Total:	11,500,000

The underwriting agreement provides that the obligations of the several underwriters are subject to various conditions, including approval of legal matters by counsel. The nature of the underwriters’ obligations commits them to purchase and pay for all of the shares of Class A Common Stock listed above if any are purchased. The underwriters have reserved the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Option to Purchase Additional Shares of Class A Common Stock

We have granted the underwriters a 30-day option to purchase up to 1,725,000 additional shares of Class A Common Stock from us at the initial public offering price, less the underwriting discount and commissions, as set forth on the cover page of this prospectus. If the underwriters exercise their option in whole or in part, each of the underwriters will be separately committed, subject to the conditions described in the underwriting agreement, to purchase the additional shares of our Class A Common Stock in proportion to their respective commitments set forth in the table above.

Determination of Offering Price

Prior to this offering, there has been no public market for our Class A Common Stock. The initial public offering price has been determined through negotiations between us and the representatives. In addition to prevailing conditions in the equity securities markets, including market valuations of publicly traded companies considered comparable to our company, the factors considered in determining the initial public offering price included:

•        our results of operations;

•        our current financial condition;

•        our future prospects;

•        our management;

•        the economic conditions in and future prospects for the industry in which we compete; and

•        other factors we and the representatives deem relevant.

We cannot assure you that an active or orderly trading market will develop for our Class A Common Stock or that our Class A Common Stock will trade in the public markets subsequent to this offering at or above the initial public offering price.

Commissions and Discounts

The underwriters will offer the shares directly to the public at the initial public offering price set forth on the cover page of this prospectus, and at this price less a concession not in excess of $0.882 per share of Class A Common Stock to other dealers. After this offering, the offering price, concessions and other selling terms may be changed by the underwriters. Our shares of Class A Common Stock will be offered subject to receipt and acceptance by the underwriters and to the other conditions, including the right to reject orders in whole or in part.

The following table summarizes the compensation to be paid to the underwriters and the proceeds, before expenses, payable to us:

	No Exercise	Full Exercise
Per Share	$1.47	$1.47
Total	$16,905,000.00	$19,440,750.00

We estimate that our total expenses in connection with this offering, excluding underwriting discounts and commissions, will be approximately $5.3 million. We have also agreed to reimburse the underwriters up to $40,000 for certain of their fees and expenses relating to the offering.

Indemnification of Underwriters

We will indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of our representations and warranties contained in the underwriting agreement. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities. We have also agreed to indemnify the underwriters for losses if the shares (other than those purchased pursuant to the underwriters’ option to purchase additional shares) are not delivered to the underwriters’ accounts on the initial settlement date.

No Sales of Similar Securities

We, our directors, executive officers and holders of a substantial majority of all of our capital stock and securities convertible into our capital stock (each such person, a “lock-up party”) have entered into lock-up agreements with the representatives prior to the commencement of this offering pursuant to which each of these persons or entities, for a period of 180 days after the date of this prospectus, may not offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, or, in the case of the Company, file with the SEC a registration statement under the Securities Act relating to, any Class A Common Stock or any securities convertible into or exercisable or exchangeable for Class A Common Stock or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of Class A Common Stock. These restrictions shall also apply to any Class A Common Stock received upon exercise of options granted to or warrants owned by each of the persons or entities described in the immediately preceding sentence.

In the case of the Company, the restrictions described in the paragraph above do not apply, subject in certain cases to various conditions, to:

(1)    the shares of Class A Common Stock to be sold in this offering;

(2)    the issuance of options to acquire shares of Class A Common Stock granted pursuant to the Company’s benefit plans existing described in this prospectus, as such plans may be amended;

(3)    the issuance of shares of Class A Common Stock upon the exercise of any such options;

(4)    the filing of one or more registration statements on Form S-8 providing for resales of securities registered thereunder; or

(5)    the filing of a registration statement on Form S-1 with respect to securities of the Company owned by certain shareholders, officers or directors of the Company.

For the avoidance of doubt, the filing of any registration statement pursuant to clause (4) or (5) described above will be without prejudice to the transfer limitations applicable to any lock-up party, which shall continue in full force and effect in accordance with the terms of the lock-up agreements.

In the case of directors, executive officers and other shareholders, the restrictions described in the paragraph above do not apply, subject in certain cases to various conditions, to transfers:

(i)     provided that each resulting transferee of shares of Class A Common Stock or securities convertible into or exchangeable or exercisable for any shares of Class A Common Stock executes and delivers to the representatives an agreement satisfactory to the representatives:

a.      as a bona fide gift or gifts;

b.      to any trust or other entity for the direct or indirect benefit of the lock-up party or the immediate family of the lock-up party; or

c.      if the lock-up party is a corporation, partnership, limited liability company, trust or other business entity and (1) transfers to another corporation, partnership, limited liability company, trust or other business entity that is a direct or indirect affiliate (as defined in Rule 405 promulgated under the Securities Act) of the lock-up party or (2) distributes shares of Class A Common Stock or any security convertible into or exchangeable or exercisable for any shares of Class A Common Stock to limited partners, limited liability company members or stockholders of the lock-up party, or to any investment fund or other entity that controls or manages the lock-up party;

(ii)    via transfer by testate succession or intestate succession;

(iii)   in connection with the grant and maintenance of a bona fide lien, security interest, pledge, hypothecation or other similar encumbrance of Class A Common Stock by the lock-up party to a recognized financial institution in connection with a loan to the lock-up party;

(iv)   if the lock-up party is an employee of the Company and transfers to the Company upon death, disability or termination of employment of such employee; or

(v)    pursuant to an order of a court or regulatory agency.

provided that in the case of any transfer or distribution pursuant to clauses (i) through (iii) above, that no filing by the lock-up party or any other person under Section 16(a) of the Exchange Act or other public announcement shall be required or shall be made voluntarily in connection with such transfer or distribution during the 180 day period after the date of this prospectus.

The representatives may release any of the securities subject to these lock-up agreements which, in the case of officers and directors, shall be with notice.

Listing

Our Class A Common Stock has been approved for listing on the Nasdaq under the symbol “CDNL.”

Short Sales, Stabilizing Transactions and Penalty Bids

In order to facilitate this offering, persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of the shares during and after this offering. Specifically, the underwriters may engage in the following activities in accordance with the rules of the SEC.

Short Sales

Short sales involve the sales by the underwriters of a greater number of shares of Class A Common Stock than they are required to purchase in the offering. Covered short sales are short sales made in an amount not greater than the underwriters’ option to purchase additional shares of Class A Common Stock. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of our Class A Common Stock available for purchase in the open market as compared to the price at which they may purchase the shares through their option.

Naked short sales are any short sales in excess of such option to purchase additional shares of Class A Common Stock. The underwriters must close out any naked short position by purchasing shares of our Class A Common Stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our Class A Common Stock in the open market after pricing that could adversely affect investors who purchase in this offering.

Stabilizing Transactions

The underwriters may make bids for or purchases of shares of our Class A Common Stock for the purpose of pegging, fixing or maintaining the price of our Class A Common Stock, so long as stabilizing bids do not exceed a specified maximum.

Penalty Bids

If the underwriters purchase shares of our Class A Common Stock in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering. Stabilization and syndicate covering transactions may cause the price of our Class A Common Stock to be higher than it would be in the absence of these transactions. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages resales of the shares.

The transactions above may occur on The Nasdaq Stock Market or otherwise. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our Class A Common Stock. If such transactions are commenced, they may be discontinued without notice at any time.

Discretionary Sales

The underwriters have informed us that they do not expect to confirm sales of the shares of Class A Common Stock offered by this prospectus to accounts over which they exercise discretionary authority without obtaining the specific approval of the account holder.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet or through other online services maintained by one or more of the underwriters participating in this offering, or by their affiliates. Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.

Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their affiliates have in the past provided, and may in the future from time to time provide, investment banking and other financing and banking services to us, for which they have in the past received, and may in the future receive, customary fees and reimbursement for their expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments, including bank loans, for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments.

Directed Share Program

At our request, the DSP Underwriter has reserved up to 5% of the shares of Class A Common Stock to be issued by us and offered by this prospectus for sale, at the initial public offering price, to certain friends and family of our Continuing Equity Holders, officers, directors, employees and certain related persons. The DSP Underwriter will receive the same underwriting discount on any shares purchased pursuant to this program as they will on any other shares sold to the public in this offering. The number of shares of Class A Common Stock available for sale to the general public will be reduced to the extent these individuals purchase such reserved shares. Any directed shares not purchased will be offered by the DSP Underwriter to the general public on the same basis as all other shares offered by this prospectus. Shares purchased through the directed share program will not be subject to lock-up restrictions with the underwriters, except in the case of shares purchased by any of our directors or executive officers. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the directed shares. Other than the underwriting discount described on the front cover of this prospectus, the underwriters will not be entitled to any commission with respect to the shares of Class A Common Stock sold pursuant to the directed share program.

Disclaimers About Non-U.S. Jurisdictions

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), an offer to the public of any of our shares may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any of our shares may be made at any time under the following exemptions under the EU Prospectus Regulation:

(a)     to any legal entity which is a “qualified investor” as defined under the EU Prospectus Regulation;

(b)    to fewer than 150 natural or legal persons (other than “qualified investors” as defined under the EU Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)     in any other circumstances falling within Article 1(4) of the EU Prospectus Regulation,

provided that no such offer of our shares shall result in a requirement for the Company or any of the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or a supplemental prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any of our shares or to whom any offer is made will be deemed to have represented, warranted and agreed to and with each of the representatives and the Company that it is a qualified investor within the meaning of Article 2 of the EU Prospectus Regulation.

In the case of any of our shares being offered to a financial intermediary as that term is used in Article 1(4) of the EU Prospectus Regulation, each financial intermediary will also be deemed to have represented, warranted and agreed that our shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any of our shares to the public, other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The Company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, warranties and agreements. Notwithstanding the above, a person who is not a “qualified investor” and who has notified the representatives of such fact in writing may, with the prior consent of the representatives, be permitted to acquire our shares in the offer.

For the purposes of this provision, the expression an “offer to the public” in relation to any of our shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any of our shares to be offered so as to enable an investor to decide to purchase or subscribe for any of our shares, and the expression “EU Prospectus Regulation” means Regulation (EU) 2017/1129.

Notice to Prospective Investors in the United Kingdom

An offer to the public of any of our shares may not be made in the United Kingdom, except that an offer to the public in the United Kingdom of any of our shares may be made at any time under the following exemptions under the UK Prospectus Regulation:

(a)     to any legal entity which is a “qualified investor” as defined under the UK Prospectus Regulation;

(b)    to fewer than 150 natural or legal persons (other than “qualified investors” as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)     in any other circumstances falling within section 86 of the Financial Services and Markets Act 2000 (as amended, “FSMA”),

provided that no such offer of our shares shall result in a requirement for the Company or any Representative to publish a prospectus pursuant to section 85 of the FSMA or a supplemental prospectus pursuant to Article 23 of the UK Prospectus Regulation and each person who initially acquires any of our shares or to whom any offer is made will be deemed to have represented, warranted and agreed to and with each of the representatives and the Company that it is a qualified investor within the meaning of Article 2 of the UK Prospectus Regulation.

In the case of any of our shares being offered to a financial intermediary as that term is used in Article 1(4) of the UK Prospectus Regulation, each financial intermediary will also be deemed to have represented, warranted and agreed that our shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any of our shares to the public, other than their offer or resale in the United Kingdom to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The Company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, warranties and agreements. Notwithstanding the above, a person who is not a “qualified investor” and who has notified the representatives of such fact in writing may, with the prior consent of the representatives, be permitted to acquire our shares in the offer.

For the purposes of this provision, the expression an “offer to the public” in relation to any of our shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any of our shares to be offered so as to enable an investor to decide to purchase or subscribe for any of our shares.

This Prospectus is only being distributed to and is only directed at: (A) persons who are outside the United Kingdom; or (B) qualified investors who are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), or (ii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons falling within (1)-(3) together being referred to as “relevant persons”). Our shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire our shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this Prospectus or any of its contents.

Notice to Prospective Investors in Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal, that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this offering memorandum (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”)

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Notice to Prospective Investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Legal Matters

The validity of the shares of Class A Common Stock offered by this prospectus will be passed upon for us by Willkie Farr & Gallagher LLP, Chicago, Illinois. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP, Chicago, Illinois.

Experts

The financial statement of Cardinal Group as of July 31, 2025, included in this prospectus and elsewhere in this registration statement has been so included in reliance on the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Cardinal NC as of December 31, 2024 and 2023, and for each of the years then ended included in this prospectus and elsewhere in this registration statement have been so included in reliance upon the report of Grant Thornton LLP (which includes an explanatory paragraph describing that the consolidated financial statements have been restated to correct misstatements), independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

Changes in Independent Registered Public Accounting Firm

On June 18, 2025, Cardinal NC dismissed Thomas, Judy & Tucker P.A. as its independent auditor. Cardinal NC engaged Grant Thornton LLP on June 19, 2025 as its independent registered public accounting firm to audit its consolidated financial statements for the years ended December 31, 2024 and 2023, which had previously been audited by Thomas, Judy & Tucker P.A. The audited financial statements included in this prospectus for the years ended December 31, 2024 and 2023 have been audited by Grant Thornton LLP. Cardinal NC was not an SEC filer at the time of Thomas, Judy & Tucker P.A.’s replacement by Grant Thornton LLP. The decision to change Cardinal NC’s independent registered public accounting firm from Thomas, Judy & Tucker P.A. to Grant Thornton LLP was approved by management.

During the fiscal years ended December 31, 2024 and 2023 and the subsequent interim period through June 18, 2025, there were no disagreements (as defined by Item 304(a)(1)(v) of Regulation S-K) with Thomas, Judy & Tucker P.A. on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Thomas, Judy & Tucker P.A., would have caused them to make reference thereto in their report on our financial statements for the years ended December 31, 2024 and 2023. The report of Thomas, Judy & Tucker P.A. on Cardinal NC’s financial statements for the years ended December 31, 2024 and 2023 did not contain an adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principle.

During the fiscal years ended December 31, 2024 and 2023 and the subsequent interim period through June 18, 2025, there were no “reportable events” as defined in Item 304(a)(1)(v) of Regulation S-K.

Cardinal NC has provided Thomas, Judy & Tucker P.A. with a copy of the foregoing disclosure and requested that Thomas, Judy & Tucker P.A. provide a letter addressed to the SEC stating whether it agrees with the above facts and, if not, stating the respects in which it does not agree. A copy of Thomas, Judy & Tucker P.A.’s letter, dated August 8, 2025, provided in response to that request, will be filed as Exhibit 16.1 to the registration statement of which this prospectus forms a part.

During the fiscal years ended December 31, 2024 and 2023 and the subsequent interim period through June 18, 2025, neither Cardinal NC, nor anyone acting on its behalf, consulted with Grant Thornton LLP on matters that involved the application of accounting principles to a specified transaction, either completed or proposed, the type of audit opinion that might be rendered on Cardinal NC’s consolidated financial statements, or any of the other matters described in Item 304(a)(2)(i) or (ii) of Regulation S-K.

Where You Can Find Additional Information

We have filed with the SEC a registration statement on Form S-1 relating to the shares of Class A Common Stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information regarding us and the shares of Class A Common Stock offered by this prospectus, we refer you to the full registration statement, including its exhibits and schedules, filed under the Securities Act.

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Our registration statement, of which this prospectus constitutes a part, and the exhibits and schedules thereto can be downloaded from the SEC’s website. After the completion of this offering, we will file with or furnish to the SEC annual, quarterly and current reports, and amendments to those reports, and other information. These reports and other information may be obtained from the SEC’s website as provided above. Following the completion of this offering, our website will be located at www.cardinalinfrastructuregroup.com. We intend to make our annual, quarterly and current reports, and amendments to those reports, and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

We intend to furnish or make available to our stockholders annual reports containing our audited financial statements prepared in accordance with GAAP. We also intend to furnish or make available to our stockholders quarterly reports containing our unaudited interim financial information, including the information required by Form 10-Q, for the first three fiscal quarters of each fiscal year.

INDEX TO FINANCIAL STATEMENTS

CARDINAL INFRASTRUCTURE GROUP INC.

Page
Interim Unaudited Financial Statements
Condensed Consolidated Balance Sheets as of September 30, 2025 and July 31, 2025	F-5
Notes to Condensed Consolidated Financial Statements	F-6

CARDINAL HISTORICAL

Report of Independent Registered Public Accounting Firm

Stockholders
Cardinal Infrastructure Group Inc. (formerly known as REM Infrastructure Acquisition Inc.):

Opinion on the financial statement

We have audited the accompanying balance sheet of Cardinal Infrastructure Group Inc. (formerly known as REM Infrastructure Acquisition Inc.) (a Delaware Corporation) (the “Company”) as of July 31, 2025, and the related notes. In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of July 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

/s/ GRANT THORNTON LLP

We have served as the Company’s auditor since 2025.

Tulsa, Oklahoma
August 8, 2025

CARDINAL INFRASTRUCTURE GROUP INC.
BALANCE SHEETS

July 31, 2025
Assets:
Cash	$15
Contributions receivable	185
Other current assets	262,576
Total current assets	262,776
Total assets	$262,776

Liabilities and stockholder’s equity
Liabilities
Current liabilities	262,576
Total liabilities	262,576

Commitments and contingencies

Stockholders’ equity
Common stock $0.01 per share, 50,000 shares authorized, 20,000 issued and outstanding	200
Total stockholders’ equity	200
Total liabilities and stockholders’ equity	$262,776

See Accompanying Notes

CARDINAL INFRASTRUCTURE GROUP INC.
NOTES TO THE FINANCIAL STATEMENTS

1. Nature Of Operations

REM Infrastructure Acquisition Inc. (the “Company”) was formed on June 12, 2025, pursuant to the laws of the State of Delaware to become a holding company for the consolidation of multiple operating companies within the specialty site preparation/civil infrastructure industry. Subsequently, on July 22, 2025, the Company legally changed its name to Civil Infrastructure Group Inc., and then changed its name to Cardinal Infrastructure Group Inc.

The Company (“purchaser”) plans on entered into a merger agreement with Cardinal Civil Contracting, LLC. The stock purchase agreement will be consummated concurrently with the closing of an underwriting initial public offering (“IPO”) of the Company.

2. Summary Of Significant Accounting Policies

Basis of presentation

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Cash

Cash includes all high investment instruments with an original maturity of three months or less. Cash balances with institutions may be in excess of Federal Deposit Insurance Corporation (“FDIC”) limits.

Stockholders’ Equity

The Company is authorized to issue 50,000 shares of common stock, which has a par value of $0.01 per share.

3. Deferred Offering Costs

The Company capitalizes certain legal and other third-party fees that are directly associated with in-process equity financings as deferred offering costs until such financings are consummated. After consummation of the equity financing, these costs are recorded as a reduction of the proceeds generated as a result of the offering. Should the planned equity financing be abandoned, the deferred offering costs will be expensed immediately as a charge to operating expense in the consolidated statements of operations. Deferred offering costs amounted to $262,576 at July 31, 2025.

4. Subsequent Events

Management assessed subsequent events through August 8, 2025, the date which the financial statements were available for issuance.

CARDINAL INFRASTRUCTURE GROUP INC.
UNAUDITED CONDENSED BALANCE SHEETS

	September 30, 2025	July 31, 2025
Assets:
Cash	$74,460	$15
Contributions receivable	—	185
Other current assets	1,525,740	262,576
Total current assets	1,600,200	262,776
Total assets	$1,600,200	$262,776

Liabilities and stockholder’s equity
Liabilities
Accrued Expenses	1,500,000	262,576
Related party loans to shareholders	74,260	—
Total current liabilities	1,574,260	262,576
Total liabilities	1,574,260	262,576

Commitments and contingencies

Stockholders’ equity
Common stock $0.01 per share, 50,000 shares authorized, 20,000 issued and outstanding	200	200
Additional paid-in capital	25,740	—
Total stockholders’ equity	200	200
Total liabilities and stockholders’ equity	$1,600,200	$262,776

The accompanying notes are an integral part of these unaudited condensed financial statements.

CARDINAL INFRASTRUCTURE GROUP INC.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS
(UNAUDITED)

1. Nature Of Operations

REM Infrastructure Acquisition Inc. (the “Company”) was formed on June 12, 2025, pursuant to the laws of the State of Delaware to become a holding company for the consolidation of multiple operating companies within the specialty site preparation/civil infrastructure industry. Subsequently, on July 22, 2025, the Company legally changed its name to Civil Infrastructure Group Inc., and then changed its name to Cardinal Infrastructure Group Inc. As of September 30, 2025, the Company has not commenced any operations.

The Company (“purchaser”) plans on entered into a merger agreement with Cardinal Civil Contracting, LLC. The stock purchase agreement will be consummated concurrently with the closing of an underwriting initial public offering (“IPO”) of the Company.

2. Summary Of Significant Accounting Policies

Basis of presentation

These unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Cash

Cash includes all high investment instruments with an original maturity of three months or less. Cash balances with institutions may be in excess of Federal Deposit Insurance Corporation (“FDIC”) limits.

Stockholders’ Equity

The Company is authorized to issue 50,000 shares of common stock, which has a par value of $0.01 per share.

3. Deferred Offering Costs

The Company capitalizes certain legal and other third-party fees that are directly associated with in-process equity financings as deferred offering costs until such financings are consummated. After consummation of the equity financing, these costs are recorded as a reduction of the proceeds generated as a result of the offering. Should the planned equity financing be abandoned, the deferred offering costs will be expensed immediately as a charge to operating expense in the consolidated statements of operations. Deferred offering costs amounted to $262,576 at July 31, 2025 and $1,525,740 at September 30, 2025.

4. Current Liabilities

Current Liabilities comprises of certain accrued expenses and related party loans to shareholders. Accrued Expenses comprises accrued offering costs amounted to $262,576 at July 31, 2025 and $1,500,000 at September 30, 2025. As of September 30, 2025, the Company recorded a payable to a related party in the amount of $74,260. This amount was subsequently fully paid in November 2025.

5. Subsequent Events

Management assessed subsequent events through November 20, 2025, the date which the condensed financial statements were available for issuance.

Report of Independent Registered Public Accounting Firm

Board of Directors and Members
Cardinal Civil Contracting, LLC

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Cardinal Civil Contracting, LLC (a North Carolina Limited Liability Company) and subsidiaries (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations, changes in members’ equity, and cash flows for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Restatement of previously issued financial statements

As discussed in Note 1, the December 31, 2024 and 2023 consolidated financial statements have been restated to correct misstatements.

Basis for opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ GRANT THORNTON LLP

We have served as the Company’s auditor since 2025.

Tulsa, Oklahoma
August 8, 2025

CARDINAL CIVIL CONTRACTING, LLC
CONSOLIDATED BALANCE SHEETS
As of December 31, 2024 and December 31, 2023

	2024	2023
	(As Restated)	(As Restated)
ASSETS
Current assets:
Cash	$20,917,108	$7,220,616
Accounts receivable, net	38,304,817	34,089,899
Contract assets	17,700,380	18,126,751
Prepaid expenses	373,442	340,160
Other assets	89,349	1,538,498
Total current assets	77,385,096	61,315,924

Property and equipment, net	49,784,405	43,840,783
Operating lease right-of-use assets	5,109,316	6,190,800
Investments in unconsolidated affiliates	984,041	369,486
Goodwill	7,050,963	7,050,963
Total assets	$140,313,821	$118,767,956

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Current portion of notes payable	11,112,540	12,612,255
Current portion of finance lease liabilities	3,075,705	2,233,141
Current portion of operating lease liabilities	2,801,545	2,707,054
Accounts payable	38,279,318	41,279,367
Accrued distributions	341,736	918,826
Accrued expenses	792,427	1,443,367
Contract liabilities	14,143,518	12,449,842
Total current liabilities	70,546,789	73,643,852

Notes payable, less current portion, net of unamortized debt issuance costs	36,821,209	27,592,777
Finance lease liabilities, less current portion	7,161,862	6,454,214
Operating lease liabilities, less current portion	2,429,985	3,607,652
Total liabilities	116,959,845	111,298,495

Commitments and contingencies (Note 15)

Members’ equity
Members’ units authorized – 11,111 issued and outstanding units – 11,111 (Class A 8,327 units, Class B 1,000 units, and Class C 1,784 units as of December 31, 2024; and Class A 10,000 units and Class B 1,111 units as of December 31, 2023)	—	—
Retained earnings	11,757,715	443,321
Noncontrolling interests	11,596,261	7,026,140
Total members’ equity	23,353,976	7,469,461
Total liabilities and members’ equity	$140,313,821	$118,767,956

The accompanying notes to the consolidated financial statements are an integral part of these statements.

CARDINAL CIVIL CONTRACTING, LLC
CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended December 31, 2024 and December 31, 2023

	2024	2023
	(As Restated)	(As Restated)
Revenues	$315,187,523	$247,924,063
Cost of revenues, excluding depreciation	249,888,575	199,080,030
General and administrative	10,687,302	6,498,758
Depreciation expense	18,663,746	13,181,191
Loss (gain) on disposal of property and equipment	13,534	(365,919)
Income from operations	35,934,366	29,530,003

Other expense:
Interest expense, net	(4,828,058)	(3,990,288)
Other expense, net	(1,456,565)	(1,242,923)
Total other expense, net	(6,284,623)	(5,233,211)
Net income before taxes	29,649,743	24,296,792
Income tax expense	(1,352,509)	—
Net income, including noncontrolling interests	28,297,234	24,296,792
Less: Net income attributable to noncontrolling interests	6,939,888	3,724,472
Net income attributable to Cardinal Civil Contracting, LLC	$21,357,346	$20,572,320

The accompanying notes to the consolidated financial statements are an integral part of these statements.

CARDINAL CIVIL CONTRACTING, LLC
CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ EQUITY
Years Ended December 31, 2024 and December 31, 2023

	Class A Units		Class B Units		Class C Units		Retained Earnings	Noncontrolling Interests	Total
	Units	Par Value	Units	Par Value	Units	Par Value
Balance, January 1, 2023 (as restated)	10,000	$—	1,111	$—	—	$—	$(11,713,516)	$2,256,893	$(9,456,623)
Net Income	—	—	—	—	—	—	$20,572,320	$3,724,472	24,296,792
Member Distributions	—	—	—	—	—	—	$(8,415,483)	$(1,025,225)	(9,440,708)
Issuance of CCCC Class B Units	—	—	—	—	—	—	$—	$2,070,000	2,070,000
Balance, December 31, 2023 (as restated)	10,000	$—	1,111	$—	—	$—	$443,321	$7,026,140	$7,469,461
Net Income	—	—	—	—	—	—	$21,357,346	$6,939,888	28,297,234
Member Distributions	—	—	—	—	—	—	$(10,042,952)	$(2,369,767)	(12,412,719)
Class C Unit conversion	(1,673)	—	(111)	—	1,784	—	$—	$—	—
Balance, December 31, 2024 (as restated)	8,327	$—	1,000	$—	1,784	$—	$11,757,715	$11,596,261	$23,353,976

The accompanying notes to the consolidated financial statements are an integral part of these statements.

CARDINAL CIVIL CONTRACTING, LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2024 and December 31, 2023

	2024	2023
	(As Restated)	(As Restated)
Cash flows from operating activities:
Net income	$28,297,234	$24,296,792
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	18,663,746	13,181,191
Amortization of debt issuance costs	85,840	3,250
Loss (Gain) on disposal of property and equipment	13,534	(365,919)
Earnings from investments in unconsolidated affiliates	(99,555)	53,914
Amortization of right of use assets	(1,692)	102,321
Changes in operating assets and liabilities:
Accounts receivable, net	(4,214,918)	(6,378,899)
Contract assets	426,371	(4,597,284)
Prepaid expenses	(33,282)	785,812
Other assets	1,449,149	869,309
Accounts payable	(3,000,049)	2,433,804
Accrued expenses	(650,940)	(679,699)
Contract liabilities	1,693,676	1,178,607
Net cash provided by operating activities	42,629,114	30,883,199

Cash flows from investing activities:
Proceeds from the sale of property and equipment	297,457	804,100
Purchases of property and equipment	(20,754,984)	(12,268,055)
Acquisitions, net of cash acquired	—	(10,894,939)
Investment in unconsolidated affiliate	(515,000)	—
Net cash used in investing activities	(20,972,527)	(22,358,894)

Cash flows from financing activities:
Proceeds from notes payable	63,938,804	17,527,006
Principal payments on notes payable	(56,295,927)	(9,394,575)
Principal payments on finance lease obligations	(2,613,163)	(1,661,580)
Member distributions	(12,989,809)	(9,161,634)
Net cash used in financing activities	(7,960,095)	(2,690,783)
Net change in cash	13,696,492	5,833,522
Cash
Beginning of year	7,220,616	1,387,094
End of year	$20,917,108	$7,220,616
	2024	2023
Supplemental information:
Cash paid for interest	$4,567,650	$3,987,038
Cash paid for taxes	$1,352,509	$—

Supplemental non-cash investing and financing activities:
Purchases of property and equipment acquired through acquisition of Monroe Roadways Contractor, Inc.	$—	$10,000,000
Notes payable recognized on acquisition of Monroe Roadways Contractor, Inc.	$—	$1,000,000
Purchases of property and equipment financed with finance leases	$4,163,375	$9,027,566
Right of use assets recognized with operating leases	$2,556,542	$2,808,137
Increase (decrease) in accrued and unpaid member distributions	$(577,090)	$279,074
Issuance of units as consideration for acquisition of Monroe Roadways Contractor, Inc.	$—	$2,070,000

The accompanying notes to the consolidated financial statements are an integral part of these statements.

CARDINAL CIVIL CONTRACTING, LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2024 and December 31, 2023

1. Business Operations and Summary of Significant Accounting Policies

Business Operations

Cardinal Civil Contracting, LLC (“CCC”) was organized under the laws of North Carolina on January 16, 2013 for the purpose of construction contracting in North Carolina and South Carolina. The primary operations of the Company are grading and installing utilities, such as water, sewer and storm drainage, on undeveloped land.

The consolidated financial statements include the accounts of Aviator Paving Company, LLC (“APC”), Civil Transport, LLC (“CT”), Cardinal Civil Contracting NC, LLC (“CCCNC”), Civil Drilling and Blasting (“CDB”), and Cardinal Civil Contracting Charlotte, LLC (“CCCC”), affiliated entities in which CCC is a 60%, 100%, 70%, 90%, and 81% owner, respectively. APC was formed in 2019 in order to provide integrated paving subcontracted services. CT was formed in 2020 in order to provide integrated transport services. CCCNC was formed in 2021 in order to provide grading services. CDB was formed in 2022 to provide drilling and blasting services. CCCC was formed in 2023 to expand operations in the Charlotte region through the acquisition of Monroe Roadways Contractor, Inc. as discussed in Business Combinations below. The Company additionally holds a variable interest in CCCRE Holdings, LLC (“CCCRE”) which was formed in 2021 to hold real estate which it leases to CCC. CCCRE is identified as a variable interest entity (“VIE”), with the Company serving as the primary beneficiary (See Note 14 — VIE).

All significant intercompany accounts and transactions have been eliminated. CCC, APC, CT, CCCNC, CDB, CCCC and CCCRE are collectively referred to as the “Company.” The net income of APC, CCCNC, CDB, CCCC and CCCRE that is not owned by CCC is included in net income attributable to noncontrolling interests in the accompanying consolidated statements of operations and noncontrolling interests in the accompanying consolidated balance sheets.

Basis of Accounting and Use of Estimates

The consolidated financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Management uses estimates and assumptions in preparing the consolidated financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers, using the following five-step model:

1 —

Identify the Contract with a Customer:    The Company enters into legally enforceable contracts with construction entity customers to prepare undeveloped land for future development. Contracts are predominantly firm fixed-price with a minor portion of contracts charged on a time and materials basis. All customer contracts include clearly defined scope, payment terms, and enforceable rights and obligations. The Company bills monthly for work performed, with payments due within 30 days, subject to retainage that is collected after the Company completes the project.

2 —

Identify the Performance Obligations:    Each contract generally contains a single performance obligation to provide land and construction site preparation services. These services are highly integrated and interdependent, and therefore are not separately identifiable. The Company has concluded that the entire scope of work under each contract represents a single performance obligation.

3 —

Determine the Transaction Price:    The transaction price for the Company’s customer contracts are stated cash amounts stated in fixed-price contracts, and a per unit cash amount in time and materials based contracts. However, contracts may include variable consideration arising from customer-initiated or company-initiated change orders. The Company estimates variable consideration from change orders using the “most likely amount” method and includes such amounts in the transaction price only to the extent that it is probable that a significant reversal of cumulative revenue recognized will not occur.

CARDINAL CIVIL CONTRACTING, LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2024 and December 31, 2023

1. Business Operations and Summary of Significant Accounting Policies (cont.)

4 —

Allocate the Transaction Price to the Performance Obligations:    As each contract typically contains a single performance obligation, the entire transaction price, including approved change orders, is allocated to that performance obligation.

5 —

Recognize Revenue When (or As) the Performance Obligation Is Satisfied:    Revenue is recognized over time as the Company satisfies its performance obligation, using the cost-to-cost input method. This method reflects the transfer of control to the customer and is considered the best available measure of progress. Contract costs include all direct materials, labor, and other costs directly attributable to contract performance, as well as indirect costs such as indirect salaries and wages, equipment repairs, insurance, and payroll taxes. General and administrative expenses are charged to expense as incurred.

Principal Versus Agent Considerations

In certain contracts, the Company engages subcontractors to perform portions of the contracted work. The Company evaluates whether it is acting as a principal or an agent, resulting in the presentation of revenue as gross or net, respectively.

The Company has concluded that it acts as a principal in these arrangements and therefore recognizes revenue on a gross basis. This conclusion is based on the Company’s assessment that it controls the specified services before they are transferred to the customer. Key indicators supporting this conclusion include:

—     Integration of Services:    The Company provides a significant service of integrating subcontractor work into a comprehensive site preparation solution, which is the specified performance obligation under the contract.

—     Primary Responsibility for Fulfillment:    The Company is contractually responsible for delivering the completed project to the customer and oversees all subcontractor activities to ensure compliance with project specifications.

—     Inventory Risk:    The Company bears inventory risk for materials consumed in the project and assumes backend inventory risk by being obligated to pay subcontractors regardless of its ability to collect from customers.

—     Pricing Discretion:    The Company has discretion in establishing the price charged to customers for subcontractor work without restrictions, further supporting the Company’s control over the services provided by subcontractors.

Accordingly, the Company recognizes revenue for the full amount of consideration received from customers and records subcontractor costs as part of Cost of revenues on the consolidated statement of operations.

Contract Modifications and Change Orders

Change orders are considered modifications to existing contracts unless they add distinct goods or services. Change orders may be initiated by either the customer or the Company. Revenue and related costs incurred to measure performance obligation progress from unapproved change orders are not recognized until such amounts are approved or are reasonably assured of customer acceptance and collection is probable.

Loss Provisions

The Company evaluates its contracts monthly for potential losses, which considers job performance, site conditions, estimated profitability, and associated claims and change orders. If total estimated costs exceed total expected revenue, the Company records a provision for the full estimated loss in the period the loss is determined. For the years ended December 31, 2024 and 2023, the Company recorded $4,039,488 and $803,912, respectively, for provisions for loss contracts. These provisions are recorded to “Cost of revenues” on the consolidated statements of operations and “Contract liabilities” on the consolidated balance sheets.

CARDINAL CIVIL CONTRACTING, LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2024 and December 31, 2023

1. Business Operations and Summary of Significant Accounting Policies (cont.)

Contract Duration and Warranties

The Company’s contracts generally take 12 to 15 months to complete. The Company provides one-year warranties on its construction services. These warranties are considered assurance-type warranties and do not represent separate performance obligations.

Contract Receivables, Assets and Liabilities

Contract receivables are based on amounts billed to customers and currently due in accordance with contract terms with an unconditional right for the Company to receive payment. Such amounts comprise the balance of “Accounts receivable, net” caption on the consolidated balance sheets.

The Company’s contract assets include (1) revenues recognized in excess of amounts billed on these contracts and will be billed at a later date, usually due to contract terms, and (2) conditional retainage amounts for the portion of the contract price earned by the Company for work performed but held for payment by the customer as a form of security. Contract liabilities include (1) billings in excess of revenues recognized on customer contracts, and (2) provision for contract losses.

The Company presents contract assets and contract liabilities, net at the individual contract level in the consolidated balance sheets. The Company does not offset contract assets and liabilities across multiple contracts with the same customer. Contract assets are reclassified to accounts receivable, net when the right to payment becomes unconditional. Many contracts contain retainage provisions, whereby a portion of billed amounts is withheld by the customer pending satisfactory completion of the project. Retainage amounts are considered contract assets and such amounts are included in the net presentation of contract assets and liabilities at the contract level.

Conditional retainage is recorded as a current asset or liability as part of Contract assets or Contract liabilities. The Company considers conditional retainage that is withheld on progress billings as a conditional right to payment until contractual milestones are reached. Such contractual milestones typically require substantial completion of the project before retainage is paid, with some customer contracts permitting partial retainage payments at earlier project milestones. Accordingly, withheld retainage is considered a component of contracts assets until billed to the customer, when obligations have been satisfied and the right to receipt is subject only to the passage of time. Conditional retainage that has been billed, but is not due until completion of performance and acceptance by customers, is generally expected to be collected within one year. Some contracts permit portions of the retainage to be paid prior to project completion when certain milestones are met. Conditional retainage rates are typically 10% of the monthly billings in the Company’s contracts, consistent with industry practice, but can range from 5% to 10%.

The Company has assessed these payment terms and concluded that they do not represent a significant financing component under ASC 606, as the timing of payment is established primarily for customer protection and is consistent with industry practice. The Company has elected the practical expedient under ASC 606-10-32-18, which allows entities to exclude the effects of a significant financing component when the period between customer payment and performance is less than one year. Accordingly, the Company does not adjust the promised amount of consideration for the time value of money in such cases.

Contract Costs

The Company incurs costs to obtain and fulfill construction contracts in the normal course of business. In accordance with ASC 340-40, the Company has elected the practical expedient to expense incremental costs of obtaining a contract (such as bid, proposal costs) when the amortization period of the asset that would otherwise be recognized is one year or less. These costs are expensed as incurred and included in project costs included under “Cost of revenues” on the consolidated statements of operations.

CARDINAL CIVIL CONTRACTING, LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2024 and December 31, 2023

1. Business Operations and Summary of Significant Accounting Policies (cont.)

The Company has also evaluated its contract fulfillment activities and determined that no fulfillment costs meet the criteria for capitalization under ASC 340-40. Fulfillment costs are captured within the overall project cost structure and do not generate or enhance resources that will be used to satisfy future performance obligations beyond those already recognized.

Cash

The Company occasionally maintains deposits in excess of federally insured limits. These are identified as a concentration of credit risk requiring disclosure, regardless of the degree of risk. The risk is managed by maintaining all deposits in high quality financial institutions. The Federal Deposit Insurance Corporation insures up to $250,000 for all accounts held at a single institution. As of December 31, 2024 and 2023, the Company had not experienced any losses on these accounts. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company’s financial condition, results of operations, and cash flows.

At December 31, 2024 and 2023, the Company’s cash balance in excess of the FDIC’s insured limits was $20,667,108 and $6,970,616.

Accounts Receivable, Net

Accounts receivable primarily consist of trade receivables due from customers and are stated at the invoiced amount less an allowance for credit losses. Collectability is evaluated using a combination of factors, including past due status based on contractual terms, trends in write-offs and the age of the receivable. Specific events, such as bankruptcies, are also considered when applicable. Adjustments to the reserve for credit losses are made when necessary based on the results of analysis, the aging of receivables and historical and industry trends. The Company periodically evaluates the impact of observable external factors on the collectability of the accounts receivables to determine if adjustments to the reserve for credit losses should be made based on current conditions or reasonable and supportable forecasts. Accounts receivable are written off in the period in which the receivable is deemed uncollectible. Credit related reserves are not material. At December 31, 2024 and 2023, the Company’s allowance for estimated expected credit losses was zero.

Property and Equipment

Property and equipment are stated at cost. Expenditures for repairs and maintenance which do not improve or extend the life of an asset are charged to expense as incurred. Depreciation is computed using accelerated depreciation methods over the following estimated useful lives:

Asset Group	Useful Lives
Office equipment and computers	3 – 5 years
Vehicles and trailers	5 years
Machinery and equipment	5 – 7 years
Leasehold improvements	15 years
Buildings	30 years

Goodwill

Goodwill is recorded when the purchase price paid in a business combination exceeds the fair value of assets acquired and liabilities assumed. Goodwill is reviewed for impairment on an annual basis, or upon an occurrence of an event or changes in circumstances that indicate that the carrying value may not be recoverable. In the absence of any indications of potential impairment, the evaluation of goodwill is performed during the fourth quarter of each year.

CARDINAL CIVIL CONTRACTING, LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2024 and December 31, 2023

1. Business Operations and Summary of Significant Accounting Policies (cont.)

Goodwill impairment is the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. When testing goodwill for impairment, the Company may first perform a qualitative assessment to determine whether the fair value of a reporting unit is less than its carrying amount. The Company then completes a quantitative impairment test if the qualitative assessment indicates that it is more likely than not that the reporting unit’s fair value is less than the carrying value of its assets. If the estimated fair value of the reporting unit exceeds the carrying value, goodwill is not considered impaired, and no additional steps are needed. If, however, the fair value of the reporting unit is less than its carrying value, then the amount of the impairment loss is the amount by which the reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill.

Management has performed its evaluation and determined the fair value of each reporting unit is significantly greater than the carrying amount and, accordingly, the Company has not recorded any impairment charges related to goodwill during for the year ended December 31, 2024 and December 31, 2023. The Company did not identify any impairment triggering events during 2024 and 2023.

Business Combinations

The Company accounts for business combinations using the acquisition method pursuant to ASC 805, Business Combinations. For each acquisition, the Company recognizes the assets acquired and liabilities assumed at their respective fair values as of the acquisition date. Valuations of certain assets acquired, including property and equipment involve significant judgment and estimation.

In July 2023, the Company acquired certain assets and assumed certain liabilities from Monroe Roadways Contractor, Inc. (“Roadways”) The total purchase price was $13,800,000 and was financed via a draw on the Company’s line of credit, a note payable with a financial institution and a $1,000,000 note payable to the seller. In addition, the Company made an additional payment of $164,939 related to the working capital settlement. Roadways is a grading contractor located in Monroe, NC. Acquisition costs related to the Monroe acquisition were $900,000 and are included in general and administrative costs in the statement of operations for the year ended December 31, 2023. The goodwill arising from the acquisitions consists largely of the expected synergies from combining operations as well as the value of the workforce. As a result of this asset acquisition, it is expected that all goodwill reported will be tax deductible.

The tables below present the consideration transferred and the allocation of the total consideration to tangible and intangible assets acquired and liabilities assumed from the acquisition of Roadways based on the respective fair values as of the acquisition date:

Purchase Price	$13,800,000
Working Capital Adjustment	164,939
Total Consideration	13,964,939

Seller Note Payable	(1,000,000)
Issuance of CCCC Class B units	(2,070,000)
Cash Paid for Business	$10,894,939

Purchase Price Allocation
Accounts receivable	$4,071,438
Other assets	1,002,939
Contract assets	3,055
Prepaid expenses	31,958
Property and equipment	10,000,000
Goodwill	2,660,099
Accounts payable	(2,322,295)
Accrued expenses	(279,862)
Contract liabilities	(1,202,393)
Total	$13,964,939

CARDINAL CIVIL CONTRACTING, LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2024 and December 31, 2023

1. Business Operations and Summary of Significant Accounting Policies (cont.)

Leases

The Company determines if an arrangement is a lease or contains a lease at inception and performs an analysis to determine whether the lease is an operating lease or a finance lease. The Company measures right-of-use (“ROU”) assets and lease liabilities at the lease commencement date based on the present value of the remaining lease payments. The Company uses the implicit rate when readily determinable. When the implicit rate is not readily determinable, the Company estimates an incremental borrowing rate based on the credit quality of the Company and by comparing interest rates available in the market for similar borrowings, and adjusting this amount based on the impact of collateral over the term of each lease. These rates are used to discount the remaining lease payments in measuring the ROU asset and lease liability.

Lease expense for operating leases is recognized on a straight-line basis over the lease term. For finance leases, the Company recognizes depreciation expense from the depreciation of the ROU asset and interest expense on the related lease liability. The Company does not separate lease and non-lease components of contracts. The nature of the non-lease components in the Company’s leases include common area maintenance and related services as part of its building leases. Leases with an initial term of twelve months or less are not recorded on the consolidated balance sheet and lease expense is recognized on a straight-line basis over the lease term.

Income Taxes

As a limited liability company, the Company’s taxable income or loss is allocated to the members in accordance with the operating agreement and is reflected in their income taxes. Accordingly, the accompanying consolidated financial statements do not reflect a provision or liability for federal or state income taxes.

During 2024, the Company elected to pay the North Carolina Pass-Through Entity tax (“PTE Tax”) on behalf of its members. This tax is assessed at 4.50% for 2024 and 4.75% for 2023 of the Company’s business taxable income and is applied to reduce each member’s proportionate share of the federal taxable income reportable on that member’s personal income tax return. The Company recognized PTE expense of $1,352,509 in 2024 related to the 2023 tax year as the Company did not make the 2023 PTE Tax election until April 2024. Since the PTE Tax paid satisfied the Company’s liability for income tax imposed by the North Carolina Department of Revenue on the Company, the amounts have been included in income tax expense in accordance with FASB ASC 740, Income Taxes. No income tax provision has been made for current or deferred income taxes as any amounts would be immaterial to the financial statements as a whole and the PTE Tax election is made on an annual basis.

The Company has implemented the accounting requirements associated with uncertainty in income taxes using the provisions of FASB ASC 740. Using that guidance, tax positions initially need to be recognized in the consolidated financial statements when it is more-likely-than-not the positions will be sustained upon examination by the tax authorities. It also provides guidance for de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax years in progress. As of December 31, 2024 and 2023 the Company has no uncertain tax positions that qualify for either recognition or disclosure in the consolidated financial statements.

Segment Information

The Company’s Chief Operating Decision Maker (“CODM”) is its Chief Executive Officer. The CODM manages the business activities on a consolidated basis and as such the Company determined it is a single reportable segment. The Company derives all revenue in the United States of America from construction projects based in North Carolina and South Carolina in 2024 and 2023.

The CODM assesses performance for the Company and decides how to allocate resources based on revenue, backlog and EBITDA. Revenue is reported on the consolidated statements of operations, the Company’s backlog is a non-GAAP internal operating metric, and EBITDA is a non-GAAP internal profit metric. Performance is continuously

CARDINAL CIVIL CONTRACTING, LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2024 and December 31, 2023

1. Business Operations and Summary of Significant Accounting Policies (cont.)

monitored at the consolidated level and as necessary at the project contract level to timely identify deviations from the expected results. Resource allocation is based on the CODM and Company management’s estimates of each local market’s growth to expand backlog and to increase production capacity to ensure timely execution of committed sales contracts. The significant expenses reviewed by the CODM, which are used to assess performance of the Company, are not disaggregated at a level lower than the captions disclosed within the consolidated statements of operations.

The CODM also uses net income and related profit margins in competitive analysis by benchmarking to the Company’s competitors. The competitive analysis along with the monitoring of budgeted versus actual results are used in assessing performance of the Company and in establishing management’s compensation.

The measure of segment assets is reported to the CODM on the balance sheet as total consolidated assets, with the same captions as the consolidated balance sheets. All of the Company’s long-lived assets are based in its home country, the United States of America.

For the years ended December 31, 2024 and 2023, the Company recognized revenue from Customer A that comprised 13% and 11%, respectively, of consolidated Company revenue. For the year ended December 31, 2023, the Company recognized revenue from Customer B that comprised 15% of consolidated Company revenue. The Company’s revenue with each customer is comprised of multiple projects with work performed throughout the respective years.

Fair Value Measurements

The Company determines fair value based upon the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, as determined by either the principal market or the most advantageous market in which it transacts. The Company applies fair value accounting for all the financial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis. The Company applies the following fair value hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

Level 1 —	Observable inputs such as unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date;
Level 2 —

Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and

Level 3 —

Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. These inputs are based on the Company’s own assumptions about current market conditions and require significant management judgment or estimation.

As of December 31, 2024 and 2023, the carrying value of cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities, and other current assets and liabilities approximates fair value due to the short maturities of these instruments. The fair value of notes payable approximates its carrying value as the stated interest rate reflects recent market conditions for similar instruments. Certain assets, including goodwill and other long-lived assets, are also subject to measurement at fair value on a nonrecurring basis if they are deemed to be impaired as a result of an impairment review.

Debt Issuance Costs

Debt issuance costs related to term loans are presented as a direct reduction of the carrying value of the related debt. Debt issuance costs are amortized on a straight-line basis over the remaining terms of the loans according to the effective interest method and are included in interest expense in the consolidated statements of operations.

CARDINAL CIVIL CONTRACTING, LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2024 and December 31, 2023

1. Business Operations and Summary of Significant Accounting Policies (cont.)

Equity-Based Compensation

Profit Interest Units (“PIUs”) in CCC and certain subsidiaries have been granted to certain employees of the Company. As the requirement to remain employed for the necessary service period and the performance vesting criteria are based on the performance of the Company, the Company has pushed down the related compensation expense and has recorded the compensation within selling, general, and administrative expenses within the consolidated statement of operations. In accounting for stock-based compensation awards, the Company measures and recognizes the cost of employee services received in exchange for awards of equity instruments based on the grant date fair value of those awards. For compensation expense for time-vesting awards is recognized ratably using the straight-line attribution method over the vesting period, which is considered to be the requisite service period and will be accelerated upon a change in control. Compensation expense for awards with performance vesting criteria, no compensation expense has been recognized as the vesting criteria is not viewed as probable. There were no new PIUs granted during the years ended December 31, 2024 and 2023.

Recent Accounting Pronouncements

Recently Adopted Accounting Standards:

Segment Reporting

In November 2023, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) 2023-07 as an update to ASC Topic 280, which will be effective for fiscal years beginning after December 15, 2023 and interim periods beginning after December 15, 2024. Early adoption is permitted. ASU 2023-07 requires an entity to disclose significant segment expenses regularly provided to the Chief Operating Decision Maker, a description of “other segment items,” and the title and position of the Chief Operating Decision Maker and allows for more than one measure of a segment’s profit or loss if used by the Chief Operating Decision Maker. The update also enhances interim disclosure requirements and requirements for entities with a single reportable segment. The Company adopted ASU 2023-07 effective for the year ended December 31, 2024 and the adoption did not have a material impact on the consolidated financial statements.

Stock Compensation

In March 2024, the FASB issued ASU 2024-01 as an update to ASC Topic 718, which will be effective for fiscal years beginning after December 15, 2024 and interim periods beginning within those annual periods. Early adoption is permitted. ASU 2024-01 was issued to improve GAAP by providing an illustrative example that includes four fact patterns to demonstrate how an entity should apply the scope guidance in paragraph 718-10-15-3 to determine whether a profits interest award should be accounted for in accordance with Topic 718 — Stock Compensation. The Company adopted ASU 2024-01 effective for the year ending December 31, 2024 and the adoption did not have a material impact on the consolidated financial statements.

Recently Issued Accounting Standards Not Yet Adopted:

Disclosure Improvements

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements (“ASU 2023-06”), to clarify or improve disclosure and presentation requirements of a variety of topics and align the requirements in the FASB ASC with the SEC’s regulations. The amendments in ASU 2023-06 will become effective on the date the related disclosures are removed from Regulation S-X or Regulation S-K by the SEC, and will no longer be effective if the SEC has not removed the applicable disclosure requirement by June 30, 2027. Early adoption is prohibited. We are currently evaluating the impact of adopting ASU 2023-06.

CARDINAL CIVIL CONTRACTING, LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2024 and December 31, 2023

1. Business Operations and Summary of Significant Accounting Policies (cont.)

Income Taxes

In December 2023, the FASB issued ASU 2023-09 as an update to ASC Topic 740, which will become effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. ASU 2023-09 enhances the disclosures surrounding income taxes, specifically in relation to the rate reconciliation table and income taxes paid. The Company is currently evaluating the impact of ASU 2023-09 on its consolidated financial statements but is not expected to be material.

Disaggregation of Income Statement Expenses

In November 2024, the FASB issued ASU 2024-03 as an update to ASC Topic 220-40, which will be effective for fiscal years beginning after December 15, 2026 and interim periods beginning after December 15, 2027. Early adoption is permitted. ASU 2024-03 was issued to improve the disclosures about a public business entity’s expenses and address request from investors for more detailed information about the types of expenses (including employee compensation, depreciation, and amortization) in commonly presented expense captions (such as general and administrative expenses). The Company is currently evaluating the impact of ASU 2024-03 on its consolidated financial statements.

Restatement of Previously Issued Financial Statements

In connection with the preparation of our consolidated financial statements as of December 31, 2024 and 2023 and for the years then ended, the Company identified and corrected errors pertaining to the accounting for customer contract loss, revenue recognition, retainage balances, and the constructive receipt of capital equipment financing. Specifically the adjustments related to:

(1)    an under accrual of expected losses on customer contracts where total estimated costs exceeded total contract revenues,

(2)    Revenue recognition adjustments were recorded to reflect changes in the Company’s estimate of total expected job costs, which impacted the measurement of progress toward completion under the cost-to-cost input method. These changes affected the percentage of work performed, and therefore the revenue recognized, as of December 31, 2024, 2023, and 2022.

(3)    a reclassification of conditional retainage out of accounts receivables, net to either contract assets or contract liabilities at the project level.

(4)     a reclassification of cash flows related to capital expenditures financed by third-party lender, recognizing the transactions as a constructive receipt and disbursement.

The Company has corrected these errors by restating the comparative financial statements for the years ended December 31, 2024 and 2023. The cumulative effect of the corrections has been reflected as an adjustment to the opening balance of retained earnings as of January 1, 2023.

CARDINAL CIVIL CONTRACTING, LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2024 and December 31, 2023

1. Business Operations and Summary of Significant Accounting Policies (cont.)

A summary of the adjustments is as follows:

December 31, 2024
Caption	As Previously Reported	Adjustments	As Restated
Accounts receivable, net	$66,568,138	$(28,263,321)	$38,304,817
Contract assets	6,338,362	11,362,018	17,700,380
Total current assets	94,286,399	(16,901,303)	77,385,096
Total assets	157,215,124	(16,901,303)	140,313,821
Contract liabilities	18,042,703	(3,899,185)	14,143,518
Total current liabilities	74,445,974	(3,899,185)	70,546,789
Total liabilities	120,859,030	(3,899,185)	116,959,845
Retained earnings	24,759,833	(13,002,118)	11,757,715
Total members’ equity	36,356,094	(13,002,118)	23,353,976
Total liabilities and members’ equity	157,215,124	(16,901,303)	140,313,821
Year ended December 31, 2024
Caption	As Previously Reported	Adjustments	As Restated
Revenues	$311,382,297	$3,805,226	$315,187,523
Cost of revenues, excluding depreciation	246,652,999	3,235,576	249,888,575
Income from operations	35,364,716	569,650	35,934,366
Net income before taxes	29,080,093	569,650	29,649,743
Net income, including noncontrolling interests	27,727,584	569,650	28,297,234
Net income (loss) attributable to Cardinal Civil Contracting, LLC	20,787,696	569,650	21,357,346
Year ended December 31, 2024
Caption	As Previously Reported	Adjustments	As Restated
Net income	$27,727,584	$569,650	$28,297,234
Adjustments to reconcile net income to net cash provided by operating activities
Change in accounts receivable, net	(8,510,920)	4,296,002	(4,214,918)
Change in contract assets	3,082,374	(2,656,003)	426,371
Change in contract liabilities	3,903,325	(2,209,649)	1,693,676

Net cash provided by operating activities	42,629,114	—	42,629,114

Purchases of property and equipment	(3,216,494)	(17,538,490)	(20,754,984)
Net cash used in investing activities	(3,434,037)	(17,538,490)	(20,972,527)

Proceeds from notes payable	45,500,314	18,438,490	63,938,804
Principal payments on notes payable	(55,395,927)	(900,000)	(56,295,927)
Net cash used in financing activities	(25,498,585)	17,538,490	(7,960,095)

CARDINAL CIVIL CONTRACTING, LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2024 and December 31, 2023

1. Business Operations and Summary of Significant Accounting Policies (cont.)

December 31, 2023
Caption	As Previously Reported	Adjustments	As Restated
Accounts receivable, net	$58,057,218	$(23,967,319)	$34,089,899
Contract assets	9,420,736	8,706,015	18,126,751
Total current assets	76,577,228	(15,261,304)	61,315,924
Total assets	134,029,260	(15,261,304)	118,767,956
Contract liabilities	14,139,378	(1,689,536)	12,449,842
Total current liabilities	75,333,388	(1,689,536)	73,643,852
Total liabilities	112,988,031	(1,689,536)	111,298,495
Retained earnings	14,015,089	(13,571,768)	443,321
Total members’ equity	21,041,229	(13,571,768)	7,469,461
Total liabilities and members’ equity	134,029,260	(15,261,304)	118,767,956
Year ended December 31, 2023
Caption	As Previously Reported	Adjustments	As Restated
Revenues	$243,255,268	$4,668,795	$247,924,063
Cost of revenues, excluding depreciation	200,673,753	(1,593,723)	199,080,030
Income from operations	23,267,485	6,262,518	29,530,003
Net income before taxes	18,034,274	6,262,518	24,296,792
Net income, including noncontrolling interests	18,034,274	6,262,518	24,296,792
Net income (loss) attributable to Cardinal Civil Contracting, LLC	14,309,802	6,262,518	20,572,320
Year ended December 31, 2023
Caption	As Previously Reported	Adjustments	As Restated
Net income	$18,034,274	$6,262,518	$24,296,792
Adjustments to reconcile net income to net cash provided by operating activities
Change in accounts receivable, net	(16,347,246)	9,968,347	(6,378,899)
Change in contract assets	6,004,489	(10,601,773)	(4,597,284)
Change in contract liabilities	6,807,699	(5,629,092)	1,178,607

Net cash provided by operating activities	30,883,199	—	30,883,199

Purchases of property and equipment	(2,192,302)	(10,075,753)	(12,268,055)
Net cash used in investing activities	(12,283,141)	(10,075,753)	(22,358,894)

Proceeds from notes payable	7,451,253	10,075,753	17,527,006
Net cash used in financing activities	(12,766,536)	10,075,753	(2,690,783)
January 1, 2023
Caption	As Previously Reported	Adjustments	As Restated
Retained earnings	$8,120,770	$(19,834,286)	$(11,713,516)

CARDINAL CIVIL CONTRACTING, LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2024 and December 31, 2023

2. Accounts Receivable

Accounts receivable consisted of the following at December 31, 2024, 2023 and 2022 respectively:

	2024	2023	2022
Contracts in Progress	$17,594,606	$20,631,151	$21,205,651
Completed Contracts	20,710,211	13,458,748,	2,433,911
Total Accounts Receivable	$38,304,817	$34,089,899	$23,639,562

3. Contract Assets and Liabilities, and Provision for Contract Losses

Contract assets and liabilities consisted of the following amounts at December 31, 2024, 2023 and 2022:

	December 31,
	2024	2023	2022
Contract assets:
Costs and Estimated Earnings in Excess of Billings on Uncompleted Contracts	$3,636,677	$5,248,382	$5,243,220
Conditional retainage	14,063,703	12,878,369	8,283,192
Total contract assets	$17,700,380	$18,126,751	$13,526,412
Contract liabilities:
Billings in Excess of Costs and Estimated Earnings on Uncompleted Contracts	$24,303,648	$22,734,880	$13,386,987
Less: Conditional retainage	(14,199,618)	(11,088,950)	(5,715,780)
Provision for contract losses	4,039,488	803,912	2,397,635
Contract liabilities	$14,143,518	$12,449,842	$10,068,842
Net contract assets (liabilities)	$3,556,862	$5,676,909	$3,457,570

Conditional retainage is a type of contract asset, but is reported in the table above and on the consolidated balance sheets within “Contract assets” and “Contract liabilities” on a contract-by-contract basis. The Company’s total conditional retainage receivable balance was $28,263,321 at December 31, 2024 and $23,967,319 at December 31, 2023.

Total contract assets decreased at December 31, 2024 by $(426,371) compared to 2023 due to lower unbilled revenue on in-process contracts at December 31, 2024 compared to 2023 due to the timing of advance billings and work progression, partially offset by an increase in conditional retainage from increased billings and the timing of retainage receipts. Contract liabilities increased in 2024 by $1,693,676 due to a higher magnitude of anticipated losses on customer contracts within the provision for contract losses, and the timing of advance billings and work progression, partially offset by having higher conditional retainage related to those advance billing contracts.

Total contract assets increased at December 31, 2023 by $4,600,339 compared to 2022 due to an increase in conditional retainage from increased billings and the timing of retainage receipts, as well as a small increase in unbilled revenue on in-process contracts at December 31, 2023 compared to 2022 due to the timing of advance billings and work progression. Contract liabilities increased in 2023 by $2,381,000 due to the timing of advance billings and work progression in the Company’s existing businesses, partially offset by increased conditional retainage related to those advance billing contracts. Contract liabilities further increased due to work performed by the CCCC entity the Company created in 2023, as well as an increase from the acquisition of Roadways discussed in Note 1. These increases were partially offset by a decrease in the magnitude of expected losses within the provision for contract losses.

Revenue recognized during the years ended December 31, 2024 and 2023 that was included in the opening balance of billings in excess of costs and estimated earnings (a component of Contract liabilities) was $22,734,880 and $13,386,987, respectively.

CARDINAL CIVIL CONTRACTING, LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2024 and December 31, 2023

3. Contract Assets and Liabilities, and Provision for Contract Losses (cont.)

At December 31, 2024, the Provision for contract losses included 14 contracts, with individual contract losses ranging from less than $1,000 to $1,858,000. At December 31, 2023, the Provision for contract losses included 16 contracts, with individual contract losses ranging from $3,000 to $214,000. The following table presents a reconciliation of the beginning and ending balances of the Company’s Provision for contract losses:

	2024	2023
Opening balance January 1 within Contract liabilities	$803,912	$2,397,635
Additions – new loss provisions within Cost of revenues	4,028,159	650,480
Utilization – losses realized within Cost of revenues	(792,583)	(2,244,203)
Ending balance December 31 within Contract liabilities	$4,039,488	$803,912

4. Revenue

As of December 31, 2024 and 2023, the Company’s remaining performance obligations were $275,859,783 and $204,734,401, respectively, all of which is expected to be recognized within the next year. These amounts represent the aggregate amount of revenue expected to be recognized on contracts for which performance has commenced but is not yet complete. These obligations are derived from the transaction price allocated to unsatisfied or partially satisfied performance obligations under existing contracts.

Revenue recognized in the current period from performance obligations satisfied in prior periods resulted in a net reduction of approximately $108,000 in 2024 and an increase of approximately $273,000 in 2023. These changes were primarily due to the resolution of previously unresolved change orders.

In 2023 and 2024, the Company’s sales projects all reside within the same geographical market: North Carolina in the United States. The Company historically has minimal credit loss from collections and therefore believes the collections and economic risks across its customers are similar.

The Company’s customers in the Private sector primarily consist of national and regional home builders. Public sector customers include government agencies such as the DOT. Private sector customers comprised 97% of the Company’s revenue in 2024 and 98% in 2023, while Public sector customers 3% of the Company’s revenue in 2024 and 2% in 2023.

In the year ended December 31, 2024 and 2023, respectively, 99% and 96% of the Company’s revenue relates to fixed price contracts, with the remaining 1% and 4% from time and material billed contracts. Typically, there is more risk with fixed-price contracts, and unforeseen events and circumstances can alter the estimate of the costs and potential profit. However, fixed price contracts offer additional profit when the Company completes the work for less cost than originally estimated. Time and material contracts generally are subject to lower risk, and as such, the associated fees are usually lower than fees earned on fixed-price contracts.

The Company’s primary customer contracts are for ‘turn key land development’ projects that generally take 12 to 15 months to complete. Contracts that are not turn key land development will typically be for a smaller subset of the Company’s services, such as for standalone paving contracts. These contracts tend to approximate a month in length. Revenue from these short duration contracts comprised approximately 6% of the Company’s revenue in 2024 and 5% in 2023.

CARDINAL CIVIL CONTRACTING, LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2024 and December 31, 2023

5. Notes Payable

The Company has a master equipment loan agreement (the “Agreement”) to finance equipment loans. The Agreement is secured by all assets of the Company. The Agreement contains certain a fixed charge coverage ratio, funded indebtedness to EBITDA, and liquidity financial covenants. The Company was in compliance with those covenants as of December 31, 2024 and 2023. In January 2025, the Company amended the Agreement to increase the borrowing capacity (see Note 16).

Notes payable consisted of the following at December 31, 2024 and 2023, respectively:

	2024	2023
Notes payable to a financial institution under the Agreement with monthly principal installments totaling $896,700, plus interest based on the Secured Overnight Financing Rate (“SOFR”) (4.49% at December 31, 2024) plus 1.43% and maturing at various dates through February 2030. Notes were used to refinance existing note obligations in 2024.	$45,912,771	$—
Notes payable to a financial institution under the Agreement with monthly installments totaling $1,174,721, including fixed interest rates ranging from 3.49% and 8.34% and variable interest based on the Secured Overnight Financing Rate (“SOFR”) (5.34% at December 31, 2023) plus a spread, and maturing through October 2028.	—	38,554,459
Notes payable to a financial institution with monthly principal installments totaling $18,410 plus interest based on SOFR (4.49% at December 31, 2024) plus 2.15%, with a final balloon payment due in October 2027. Notes payable are secured by real property of the Company.	1,509,578	659,320
Unsecured subordinated notes payable to various sellers. Notes payable are due in (a) quarterly installments of $125,000 plus interest at 7% through June 2025 and (b) semi-annual payments of $25,422 including interest at 5% through July 2027 unless seller’s employment agreement is terminated without cause in which all principal and interest would be payable immediately.	511,400	1,077,093
Total Notes Payable	47,933,749	40,290,872
Less Current Portion	11,112,540	12,612,255
Less Unamortized Debt Issuance Costs	—	85,840
Long-Term Portion	$36,821,209	$27,592,777

Future maturities of notes payable are as follows for the years ending December 31:

2025	$11,112,540
2026	11,027,377
2027	11,872,423
2028	10,153,536
2029	3,478,036
Thereafter	289,836
$47,933,749

Substantially all of the carrying value of assets of the Company are pledged as collateral at December 31, 2024 and 2023.

CARDINAL CIVIL CONTRACTING, LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2024 and December 31, 2023

6. Line of Credit

The Company had a revolving line of credit with a financial institution secured by vehicles and equipment. The maximum borrowing capacity was $15,000,000 with interest payable monthly based on SOFR plus 2.75%. There was no outstanding balance on the line of credit as of December 31, 2023. The line of credit was terminated in October 2024.

In October 2024, the Company entered into a new line of credit agreement with a different financial institution. The line of credit has a maximum borrowing capacity of $10,000,000 and is secured by real property and an assignment of rents. The line of credit bears interest based on SOFR plus 2.35% and is payable monthly. All unpaid principal and interest is due at maturity in October 2026. There was no outstanding balance on the line of credit as of December 31, 2024.

7. Leases

Operating Leases

The Company has an operating lease agreement to lease office space in Raleigh, North Carolina. The lease requires monthly rental payments that escalate through the term of the lease, which matures in December 2027.

In July 2023, the Company entered into an operating lease in the City of Denver, North Carolina. The lease requires monthly rental payments that escalate through the term of the lease, which matures in July 31, 2028.

In April 2024, the Company entered into an operating lease agreement to lease office space in Greensboro, North Carolina. The lease requires monthly rental payments that escalate through the term of the lease, which matures in May 2029. The Company has the option to extend the lease term for an additional five-year period.

In October 2024, the Company entered into an operating lease agreement to lease additional office space in Raleigh, North Carolina. The lease requires monthly rental payments that escalate through the term of the lease, which matures in December 2027.

The Company has various leases for equipment that mature at various times through November 2027.

For operating leases, right-of-use assets and lease liabilities are recognized at the commencement date. Operating lease liabilities are measured at the present value of the lease payments over the lease term. Operating right-of-use assets are calculated as the present value of the lease payments plus initial direct costs, plus any prepayments less any lease incentives received. Lease terms may include renewal or extension options to the extent they are reasonably certain to be exercised. The assessment of whether renewal or extension options are reasonably certain to be exercised is made at lease commencement.

Factors considered in determining whether an option is reasonably certain of exercise include, but are not limited to, the value of any leasehold improvements, the value of renewal rates compared to market rates, and the presence of factors that would cause a significant economic penalty to the Company if the option were not exercised. Lease expense is recognized on a straight-line basis over the lease term.

CARDINAL CIVIL CONTRACTING, LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2024 and December 31, 2023

7. Leases (cont.)

Finance Leases

The Company has equipment under finance leases that have payments through various dates with the final lease expiring in February 2029. The assets and liabilities under the finance leases are recorded at the present value of the future minimum lease payments. The assets are amortized over the lower of their related lease terms or their estimated useful lives. Following is a summary of equipment held under the finance leases at December 31, 2024 and 2023 respectively:

	2024	2023
Equipment	$14,249,751	$8,929,161
Accumulated Depreciation	$(5,920,984)	$(2,334,991)
	$8,328,767	$6,594,170

Future minimum lease payments are as follows for the years ending December 31:

	Finance Leases	Operating Leases
2025	$3,488,171	$2,890,119
2026	3,337,870	1,299,460
2027	2,872,499	1,073,157
2028	1,184,007	259,212
2029	244,828	54,103
Thereafter	—	—
Total Future Undiscounted Lease Payments	11,127,375	5,576,051
Less: Imputed Interest	(889,808)	(344,521)

Lease Liabilities	10,237,567	5,231,530
Less: Current Portion of Lease Liabilities	(3,075,705)	(2,801,545)

Long-Term Portion of Lease Liabilities	$7,161,862	$2,429,985

The lease cost for the years ended December 31, 2024 and 2023 are as follows:

	2024	2023
Amortization of finance lease assets	$3,185,472	$2,984,976
Interest in finance lease liabilities	477,800	214,074
Operating Lease Cost	2,900,368	2,680,283
Short-Term Lease Costs	92,994	233,121
Total Lease Costs	$6,656,634	$6,112,454

CARDINAL CIVIL CONTRACTING, LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2024 and December 31, 2023

7. Leases (cont.)

Other required information related to the Company’s lease obligations for the years ended December 31, 2024 and 2023 are as follows:

	2024	2023
Cash paid for amounts included in the measurement of lease liabilities:
Financing Cash Flows from Finance Leases	(2,613,163)	(1,661,580)
Operating Cash Flows from Operating Leases	(3,360,324)	(3,006,216)

New assets acquired through lease obligations during the year:
Property and Equipment via Finance Leases	4,163,388	9,027,566
Right-of-Use Assets via Operating Leases	2,556,542	2,808,137

Weighted-Average Remaining Lease Terms (in Years):
Finance Leases	3.32	4.01
Operating Leases	2.40	2.20

Weighted-Average Discount Rates:
Finance Leases	4.55%	4.14%
Operating Leases	4.30%	3.73%

8. Related Party Transactions

During the years ended December 31, 2024 and 2023, the Company engaged in transactions with Envision Homes (“Envision”), which is a related party due to common control under a Company member. The Company recognized revenue of $4,792 and $118,886 for the work performed for Envision for the years ended December 31, 2024 and 2023, respectively. The Company subleased part of the office spaces to Envision on a month-to-month basis for $4,087 of each leased period. The Company recognized $49,044 of sublease income for the years ended December 31, 2024 and 2023, respectively. There were no outstanding balances due from Envision as of December 31, 2024 and 2023. All transactions with Envision were conducted in the normal course of business and on terms equivalent to those that prevail in arm’s length transactions.

During the years ended December 31, 2024 and 2023, the Company engaged in transactions with Wellfield Development (“Wellfield”), which is a related party due to common control under a Company member. The Company recognized revenue of $37,425 and $878,313 for the work performed for Wellfield for the years ended December 31, 2024 and 2023, respectively. The outstanding balances due from Wellfield as of December 31, 2024 and 2023 are $14,422 and $822,244, respectively, which are included on the accompanying consolidated balance sheet as accounts receivable, net. All transactions with Wellfield were conducted in the normal course of business and on terms equivalent to those that prevail in arm’s length transactions.

During the years ended December 31, 2024 and 2023, the Company engaged in transactions with Park Towns (“Park”), which is a related party due to common control under a Company member. The Company recognized revenue of $1,753,964 and $144,163 for the work performed for Park for the years ended December 31, 2024 and 2023, respectively. The outstanding balances due from Park as of December 31, 2024 and 2023 is $80,135 and $33,950, respectively, which are included on the accompanying consolidated balance sheet as accounts receivable, net. All transactions with Park were conducted in the normal course of business and on terms equivalent to those that prevail in arm’s length transactions.

9. Retirement Plan

The Company has a 401(k) retirement plan which covers all employees who have met the eligibility requirements. The Company makes matching contributions to each participant in an amount equal to 100% of the first 3% of the participant’s compensation plus 50% of the next 2% of the participant’s compensation. The Company contributed $846,447 and $517,376 during the years ended December 31, 2024 and 2023 respectively.

CARDINAL CIVIL CONTRACTING, LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2024 and December 31, 2023

10. Members’ Equity

The Company has authorized and issued 8,327 Class A Units, and 1,000 Class B and 1,784 Class C Units, which are classified as profits interest units granted to certain employees. The Class B and C Units are fully vested and were issued as compensation for service provided to the Company. On May 16, 2024, the Company allowed holders of Class A and Class B units to transfer their units to an individual Trust and convert them to non-voting Class C units. As such, 1,673 Class A units and 111 Class B units were converted into 1,784 Class C units.

Profits Interest Units (Class B and Class C) — The Class B and Class C Units represent a profits interest in the Company, entitling the holders to a share in the future profits and appreciation of the Company’s value above a specified capital account threshold. Holders of Class B and Class C Units are not required to make a capital contribution. Class C Units do not carry voting rights, while Class B Units carry voting rights.

Liquidation Preference — In the event of any liquidation event, either voluntary or involuntary, the holders of Class A shall be entitled to receive out of the proceeds or assets of the Company available for distribution to its members (the “Proceeds”), prior to any distribution of the Proceeds of such liquidation event to the holders Class B and Class C, unless and until Class A unit holders have received $25,000,000 distributions.

As the Class B Units and Class C Units only receive payment in liquidation if the proceeds available to be distributed exceed $25,000,000, this component of the award is similar to a stock appreciation right. In accordance with ASC 718, Compensation — Stock Compensation, a contingent right to require redemption based on dissolution of the Company that is outside the control of the grantee is classified as an equity instrument until it becomes probable. As of December 31, 2024, no liability has been recorded as the probable condition of dissolution has not been met.

11. Property and Equipment, Net

Property and equipment, net consisted of the following:

	December 31, 2024	December 31, 2023
Office equipment and computers	$1,493,699	$930,616
Vehicles and trailers	17,817,334	11,847,714
Machinery and equipment	77,174,912	61,774,462
Leasehold improvements	819,164	390,210
Buildings	339,239	339,239
Land	2,753,465	1,310,883
Construction in progress	180,580	—
	100,578,393	76,593,124
Accumulated depreciation	(50,793,988)	(32,752,341)
Property and equipment, net	$49,784,405	$43,840,783

Depreciation expense included in the consolidated statement of operations was $18,663,746 and $13,181,191 for the years ended December 31, 2024 and 2023, respectively. The Company recorded a loss of $13,534 on sale of property and equipment in the consolidated statement of operations for the year ended December 31, 2024. The Company recorded a gain of $365,919 on sale of PP&E in the consolidated statement of operations for the year ended December 31, 2023.

CARDINAL CIVIL CONTRACTING, LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2024 and December 31, 2023

12. Goodwill

The changes in the carrying amount of goodwill are as follows:

	2024	2023
Beginning balance	$7,050,963	$4,390,864
Acquisition	—	2,660,099
Ending balance	$7,050,963	$7,050,963

Additions to goodwill were from acquisitions detailed in Note 1 — Business Operations and Summary of Significant Accounting Policies.

Management has performed a yearly evaluation and determined the fair value of each reporting unit is significantly greater than the carrying amount and, accordingly, the Company has not recorded any impairment charges related to goodwill during for the years ended December 31, 2024 and December 31, 2023. The Company did not identify any impairment triggering events during 2024 and 2023.

13. Changes in Accounting Estimates

Accounting for customer construction contracts requires the use of various estimation techniques to determine total contract revenue and costs. The Company’s cost-to-cost method for recognizing revenue include estimates and assumptions about future events, including labor productivity and availability, material costs and availability, and the complexity of work to be performed.

Estimates are updated as conditions evolve. Changes in job performance, site conditions, subcontractor performance, and scope modifications may result in revisions to estimated costs and profitability. The accuracy of revenue and profit recognition in any period depends on the reliability of these estimates. Because the Company manages a portfolio of contracts of varying size and complexity, changes in individual contract estimates may offset each other. However, significant changes in estimates can materially affect reported profitability.

Key factors contributing to changes in contract estimates include:

—     Completeness and accuracy of original bids

—     Scope changes and related cost recognition

—     Extended overhead from customer or weather-related delays

—     Subcontractor and supplier performance

—     Site conditions differing from bid assumptions (where contract remedies are unavailable)

—     Labor availability and skill levels in project geographies

—     Material availability and proximity

These factors, along with the stage of completion and margin mix of contracts in progress, may cause fluctuations in earnings between periods, which can be significant.

Changes in estimates of contract revenue, cost, or extent of completion are accounted for in the period the changes become known. Such changes are considered normal recurring adjustments inherent in the cost-to-cost revenue recognition method. The effect of changes in estimates for contracts in progress at December 31, 2023 decreased revenue for the year ended December 31, 2024 by $67,564. The effect of changes in estimates for contracts in progress at December 31, 2022 decreased revenue for the year ended December 31, 2023 by $3,025,997.

CARDINAL CIVIL CONTRACTING, LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2024 and December 31, 2023

14. VIE

The Company, in the normal course of business, engages in certain activities that involve variable interest entities (“VIEs”), which are legal entities in which a group of equity investors individually lack any of the characteristics of a controlling interest. The primary beneficiary of a VIE is generally the enterprise that has both the power to direct the activities most significant to the economic performance of the VIE and the obligation to absorb losses or receive benefits that could potentially be significant to the VIE. The Company evaluates its interest in certain entities to determine if these entities meet the definition of a VIE and whether the Company is the primary beneficiary and should consolidate the entity based on the variable interests it held both at inception and when there is a change in circumstances that requires a reconsideration. If the Company is determined to be the primary beneficiary of a VIE, it must account for the VIE as a consolidated subsidiary. If the Company is determined not to be the primary beneficiary of a VIE but holds a variable interest in the entity, such variable interests are accounted for under accounting standards as deemed appropriate.

Consolidated VIE’s

The following table presents information about the assets and liabilities of our consolidated VIE which is presented within our Consolidated Statements of Financial Condition in the respective asset and liability categories:

	December 31,
	2024	2023
Cash	$15,998	$13,777
Accounts receivable, net	366,250	495,250
Property and equipment, net	2,940,508	1,294,455
Investments in unconsolidated affiliates	984,041	369,486
Other assets	10,000	10,000
Total assets	$4,316,797	$2,182,968

Accounts payable	$2,901,499	$1,533,123
Notes payable	1,509,578	655,570
Total liabilities	$4,411,077	$2,188,693

Unconsolidated VIE’s

The Company holds investments in certain unconsolidated affiliates, which are comprised of ownership interests in Campus North Acquisition, LLC and Springfield Commons Acquisition, LLC. The Company does not have the power to direct the activities that most significantly impacts the economic performance of these unconsolidated affiliates. These investments are included in Investments in unconsolidated affiliates on the Consolidated Balance Sheets and accounted for under the equity method of accounting.

The following table summarizes select information related to variable interests in entities for which the Company is not the primary beneficiary as of December 31, 2024 and 2023:

	2024		2023
	Total Assets	Maximum Exposure	Total Assets	Maximum Exposure
Investments in unconsolidated affiliates	$984,041	$984,041	$369,486	$369,486

The principal risk to which these investments are exposed to is the credit risk of the underlying investee. The Company is not a party to any implicit or explicit liquidity arrangements or guarantees with the VIE’s that would require the Company to provide additional financial support. Accordingly, the Company’s maximum exposure to loss is limited to the carrying amount of its investment.

CARDINAL CIVIL CONTRACTING, LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2024 and December 31, 2023

15. Commitment and Contingencies

The Company is involved in litigation in the normal course of business and does not anticipate that such matters will ultimately have a material effect on its consolidated financial position or the results of its operations.

16. Subsequent Events

The Company has evaluated events and transactions for potential recognition or disclosure in the consolidated financial statements through August 8, 2025 which is the date the consolidated financial statements were available to be issued.

In January 2025, the Company completed the acquisition of substantially all assets and certain liabilities of Purcell Construction, Inc., Purcell Construction Group, LLC, and Orange T, LLC (collectively, the “Purcell Companies”) for total consideration of $14,000,000. The purchase consideration consisted of $11,200,000 in cash and $2,800,000 in equity units of Cardinal Civil Contracting Charlotte, LLC. The acquisition was executed pursuant to an Asset Purchase and Contribution Agreement and a $1,250,000 Transition Services Agreement was entered into to facilitate operational continuity. The assets acquired include equipment, contracts, customer relationships, and intellectual property. In connection with the acquisition, the Company also entered into employment and unit award agreements with key personnel to support post-acquisition integration. Additionally, the Company entered into a $7,200,000 debt agreement with a financial institution in connection with the acquisition of the Purcell Companies to finance the purchase price. The note payable is secured by real property and assignment of rents and is payable in monthly principal installments over five years with interest payable monthly based on SOFR plus 2.35%.

The Company also entered into an operating lease in January 2025 related to the acquisition of the Purcell Companies. This lease supports the continued use of a key facility associated with the acquired operations.

In January 2025, the Company amended the terms of the Agreement to increase the borrowing capacity for future purchases of equipment, trucks and trailers, which increased the borrowing capacity for future purchases to $27,000,000. In addition, the amended Agreement also provided for additional borrowing capacity up to $6,000,000 for construction of an asphalt plant. During 2025, the Company made draws totaling approximately $19,926,627 on the Agreement and amended Agreement through August 8, 2025.

In May 2025, the Company completed the acquisition of a turn-key site work contracting business for a total consideration of $8,738,524. The purchase consideration consisted of $6,710,000 cash, plus the assumption of a CAT 340 of $288,524 lease, and contributed asset priced at $1,740,000 in exchange for the rollover units. The acquisition was executed pursuant to the Asset Purchase and Contribution Agreement and a $1,650,000 Transition Services Agreement was entered into to facilitate operational continuity. The assets acquired include equipment, contracts, customer relationships, and intellectual property.

CARDINAL CIVIL CONTRACTING HOLDINGS LLC AND SUBSIDIARIES
Condensed Consolidated Balance Sheets
As of September 30, 2025 and December 31, 2024

	September 30, 2025	December 31, 2024
	(unaudited)	(As Restated)
ASSETS
Current assets:
Cash	$18,386,648	$20,917,108
Accounts receivable, net	61,347,731	38,304,817
Contract assets	40,375,000	17,700,380
Prepaid expenses	1,447,093	373,442
Other assets	2,803,156	89,349
Total current assets	124,359,628	77,385,096

Property and equipment, net	71,391,057	49,784,405
Operating lease right-of-use assets	5,813,977	5,109,316
Investments in unconsolidated affiliates	—	984,041
Goodwill	10,977,236	7,050,963
Intangible assets, net	1,114,785	—
Total assets	$213,656,683	$140,313,821

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Current portion of notes payable	21,251,653	11,112,540
Current portion of finance lease liabilities	3,379,183	3,075,705
Current portion of operating lease liabilities	2,563,366	2,801,545
Accounts payable	56,813,046	38,279,318
Accrued distributions	319,213	341,736
Accrued expenses	2,404,471	792,427
Deferred consideration payable	845,833	—
Contract liabilities	15,758,127	14,143,518
Total current liabilities	103,334,892	70,546,789

Notes payable, less current portion, net of unamortized debt issuance costs	59,513,048	36,821,209
Finance lease liabilities, less current portion	5,863,066	7,161,862
Operating lease liabilities, less current portion	3,372,914	2,429,985
Total liabilities	172,083,920	116,959,845

Commitments and contingencies (Note 12)

Members’ equity
Members’ units authorized – 12,600 issued and outstanding units as of September 30, 2025 and 11,111 issued and outstanding units (Class A 8,327 units, Class B 1,000 units, and Class C 1,784 units) as of December 31, 2024	—	—
Retained earnings	41,572,763	11,757,715
Noncontrolling interests	—	11,596,261
Total members’ equity	41,572,763	23,353,976
Total liabilities and members’ equity	$213,656,683	$140,313,821

CARDINAL CIVIL CONTRACTING HOLDINGS LLC AND SUBSIDIARIES
Condensed Consolidated Statements of Operations
(Unaudited)
Nine Months Ended September 30, 2025

	Nine months ended September 30,
	2025	2024
Revenues	$310,235,696	$230,260,256
Cost of revenues, excluding depreciation	245,301,817	182,279,060
General and administrative	10,072,170	6,695,994
Depreciation expense	17,715,174	13,565,452
Amortization expense	5,601,216	—
(Gain) loss on disposal of property and equipment	(128,262)	113,515
Income from operations	31,673,581	27,606,236

Other expense:
Interest expense, net	(3,871,909)	(3,437,863)
Other income (expense), net	90,028	(1,298,562)
Total other expense, net	(3,781,881)	(4,736,425)
Net income before taxes	27,891,700	22,869,811
Income tax expense	(1,691,154)	(1,016,754)
Net income, including noncontrolling interests	26,200,546	21,853,057
Less: Net income attributable to noncontrolling interests	6,463,278	4,892,527
Net income attributable to Cardinal Civil Contracting, LLC	$19,737,268	$16,960,530

CARDINAL CIVIL CONTRACTING HOLDINGS LLC AND SUBSIDIARIES
Condensed Consolidated Statements of Changes in Members’ Equity
Nine Months Ended September 30, 2025

	Cardinal Civil Contracting, LLC Class A Units		Cardinal Civil Contracting, LLC Class B Units		Cardinal Civil Contracting, LLC Class C Units		Cardinal Civil Contracting Holdings LLC Units		Retained Earnings	Noncontrolling Interests	Total
	Units	Par Value	Units	Par Value	Units	Par Value	Units	Par Value
Balance, December 31, 2023 (as restated)	10,000	$—	1,111	$—	—	$—	—	$—	$443,321	$7,026,140	$7,469,461
Net Income	—	—	—	—	—	—	—	—	16,960,530	4,892,527	21,853,057
Member Distributions	—	—	—	—	—	—	—	—	(5,913,843)	(1,017,589)	(6,931,432)
Balance, September 30, 2024 (unaudited)	10,000	$—	1,111	$—	—	$—	—	$—	$11,490,008	$10,901,078	$22,391,086

Balance, December 31, 2024 (as restated)	8,327	$—	1,000	$—	1,784	$—	—	$—	$11,757,715	$11,596,261	$23,353,976
Net Income	—	—	—	—	—	—	—	—	19,737,268	6,463,278	26,200,546
Member Distributions	—	—	—	—	—	—	—	—	(7,915,556)	(684,335)	(8,599,891)
Member Distribution – Non-Cash Equitized loan	—	—	—	—	—	—	—	—	(3,864,308)	—	(3,864,308)
Rollover equity issued in business combinations	—	—	—	—	—	—	—	—	—	4,540,000	4,540,000
Deconsolidation of CCCRE	—	—	—	—	—	—	—	—	—	(57,560)	(57,560)
Reorganization	(8,327)	—	(1,000)	—	(1,784)	—	12,600	—	21,857,644	(21,857,644)	—
Balance, September 30, 2025 (unaudited)	—	$—	—	$—	—	$—	12,600	$—	$41,572,763	$—	$41,572,763

CARDINAL CIVIL CONTRACTING HOLDINGS LLC AND SUBSIDIARIES
Condensed Consolidated Statements of Cash Flows
(Unaudited)
Nine Months Ended September 30, 2025 and 2024

	Nine months ended September 30,
	2025	2024
Cash flows from operating activities:
Net income	$26,200,546	$21,853,057
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	17,715,174	13,565,452
Amortization of other intangible assets	5,601,216	—
(Gain) loss on disposal of property and equipment	(128,262)	113,515
Earnings from investments in unconsolidated affiliates	(94,408)	(577,164)
Amortization of right of use assets	(44,279)	(11,008)
Changes in operating assets and liabilities:
Accounts receivable, net	(18,836,761)	(1,705,849)
Contract assets	(20,935,075)	(1,637,893)
Prepaid expenses	(1,073,651)	(298,205)
Other assets	(1,460,142)	1,546,573
Accounts payable	17,231,046	(4,102,204)
Accrued expenses	1,612,044	(369,447)
Contract liabilities	551,884	5,928,319
Net cash provided by operating activities	26,339,332	34,305,146

Cash flows from investing activities:
Proceeds from the sale of property and equipment	259,011	282,057
Purchases of property and equipment	(31,729,465)	(18,747,427)
Cash consideration paid for acquisitions	(19,898,395)	—
Decrease in cash due to deconsolidation of variable interest entity	(4,387)	—
Net cash used in investing activities	(51,373,236)	(18,465,370)

Cash flows from financing activities:
Proceeds from notes payable	45,391,447	15,872,773
Principal payments on notes payable	(11,216,602)	(9,766,330)
Principal payments on finance lease obligations	(2,357,321)	(1,837,807)
Payments of deferred consideration	(691,666)	—
Member distributions	(8,622,414)	(7,752,909)
Net cash (used in)/provided by financing activities	22,503,444	(3,484,273)
Net change in cash	(2,530,460)	12,355,503
Cash
Beginning of period	20,917,108	7,220,616
End of period	$18,386,648	$19,576,119

Supplemental information:
Cash paid for interest	$4,043,033	$3,437,863

CARDINAL CIVIL CONTRACTING HOLDINGS LLC AND SUBSIDIARIES
Condensed Consolidated Statements of Cash Flows — (Continued)
(Unaudited)
Nine Months Ended September 30, 2025 and 2024

	Nine months ended September 30,
	2025	2024
Supplemental non-cash investing and financing activities:
Purchases of property and equipment acquired through acquisitions	$11,772,500	$—
Purchases of property and equipment financed with finance leases	1,442,071	2,272,236
Right of use assets recognized with operating leases	1,937,837	1,762,993
Increase (decrease) in accrued and unpaid member distributions	(22,523)	(821,477)
Increase in deferred acquisition consideration payable	845,833	—
Derecognition of Investments in unconsolidated affiliates upon deconsolidation of variable interest entity	1,078,449	—
Derecognition of notes payable upon deconsolidation of variable interest entity	1,343,893	—
Derecognition of property and equipment upon deconsolidation of variable interest entity	5,411,393	—
Derecognition of other assets, net upon deconsolidation of variable interest entity	(9,171)	—
Derecognition of non-controlling interest upon deconsolidation of variable interest entity	53,172	—
Recognition of Operating lease liability upon deconsolidation of variable interest entity	513,273	—
Recognition of Operating lease right-of-use assets upon deconsolidation of variable interest entity	468,904	—
Recognition of Equitized loan distribution upon deconsolidation of variable interest entity	3,864,308	—
Increase in related party loan receivable	1,263,667	—
Rollover units issued as consideration for acquisitions	4,540,000	—

CARDINAL CIVIL CONTRACTING HOLDINGS LLC AND SUBSIDIARIES
Notes To Condensed Consolidated Financial Statements
(Unaudited)

1. Business Operations and Summary of Significant Accounting Policies

Business Operations

Cardinal Civil Contracting Holdings LLC (“Cardinal”) was formed as a Delaware limited liability company on September 16, 2025. On September 30, 2025, pursuant to a reorganization transaction, Cardinal became a holding company, whose primary asset is its 100% ownership interest in Cardinal Civil Contracting, LLC (“Cardinal NC”). As a result of the reorganization, Cardinal also became the sole managing member of Cardinal NC. Cardinal NC was organized under the laws of North Carolina on January 18, 2013 for the purpose of construction contracting. The primary operations of the Company (as defined below) are grading and installing utilities, such as water, sewer and storm drainage, on undeveloped land.

The consolidated financial statements include the accounts of the following affiliated entities in which Cardinal NC holds ownership interests:

•        Aviator Paving Company, LLC (“APC”)–60% owned as of the reorganization on September 30, 2025 and 100% owned thereafter; formed in 2018 to provide integrated paving subcontracted services.

•        Civil Transport, LLC (“CT”)–100% owned; formed in 2019 to provide integrated transport services.

•        Cardinal Civil Contracting NC, LLC (“CCCNC”)–71% owned as of the reorganization on September 30, 2025 and 100% owned thereafter; formed in 2016 to provide grading services.

•        Civil Drilling & Blasting, LLC (“CDB”)–90% owned as of the reorganization on September 30, 2025 and 100% owned thereafter; formed in 2022 to provide drilling and blasting services.

•        Cardinal Civil Contracting Charlotte, LLC (“CCCC”)–80.7% owned from July 4, 2023 through January 3, 2025, 74.6% owned following the issuance of nonvoting units as purchase consideration for the Purcell acquisition (see Note 2) as of the reorganization on September 30, 2025, and 100% owned thereafter. Formed in 2023 to expand operations in the Charlotte, North Carolina region through the acquisition of Monroe Roadways Contractor, Inc. in 2023 and Purcell in January 2025.

•        Cardinal Civil Contracting Triad, LLC (“Triad”)–100% owned through May 30, 2025, 80% owned following the issuance of nonvoting units as purchase consideration for the Page acquisition (see Note 2) as of the reorganization on September 30, 2025 and 100% owned thereafter. Formed in 2025 through a cash contribution by Cardinal NC and established to expand operations in the Greensboro, North Carolina region through the acquisition of Page in 2025.

•        Civil Underground and Boring Company, LLC (“Boring Newco”)–70% owned following the issuance of Class B units in May 2025 as purchase consideration for the contribution of certain assets by MJS & GCP, LLC and as of the reorganization on September 30, 2025 and 100% owned thereafter; formed in March 2025 through a cash contribution by Cardinal NC. Established to expand operations into the underground utility and boring services North Carolina market but operations have not yet commenced.

All significant intercompany accounts and transactions have been eliminated in consolidation. Cardinal NC, APC, CT, CCCNC, CDB, CCCC, Triad, and Boring Newco are collectively referred to as the “Company.” The portion of net income of APC, CCCNC, CDB, CCCC, Triad, Boring Newco and CCCRE (as defined below) not owned by Cardinal NC prior to the reorganization on September 30, 2025 was reported as net income attributable to noncontrolling interests in the condensed consolidated statements of operations, and as noncontrolling interests in the condensed consolidated balance sheets.

CARDINAL CIVIL CONTRACTING HOLDINGS LLC AND SUBSIDIARIES
Notes To Condensed Consolidated Financial Statements
(Unaudited)

1. Business Operations and Summary of Significant Accounting Policies (cont.)

Reorganization

Effective September 30, 2025 the Company merged (i) first, newly-formed merger subsidiaries of Cardinal NC with and into each of Cardinal NC’s non-wholly owned subsidiaries so that the minority equity holders of such non-wholly owned subsidiaries became equity holders of Cardinal NC and such non-wholly owned subsidiaries of Cardinal NC became wholly owned subsidiaries of Cardinal NC and (ii) subsequently, a newly formed merger subsidiary of Cardinal with and into Cardinal NC so that the members of Cardinal NC became members of Cardinal and Cardinal NC became a wholly owned subsidiary of Cardinal.

The transaction is accounted for as a capital transaction rather than a business combination, with Cardinal NC treated as the acquirer. There was no change in basis for the assets and liabilities of the continuing reporting entity. The acquisition of noncontrolling interests was accounted for as an equity transaction in accordance with ASC 810-10-45-23. Accordingly, the carrying amount of non-controlling interests as of September 30, 2025 was reclassified to members’ equity with no gain or loss recognized in earnings. The condensed statement of changes in members’ equity reflects the reorganization of 11,111 units previously classified as Class A, B, and C units, which were reclassified and recognized as 11,111 units of a common class. Additionally, acquired noncontrolling interests were recognized as 1,489 units of a common class, resulting in a total of 12,600 units after the reorganization.

The Company has applied prospective treatment for this transaction. The accompanying condensed consolidated financial statements represent a continuation of the financial statements of Cardinal NC, with the exception of the capital structure. Comparative information prior to the transaction reflects the historical financial statements of Cardinal NC.

Cardinal NC also held a variable interest in CCCRE Holdings, LLC (“CCCRE”), formed in 2021 to own real estate leased to Cardinal NC. CCCRE was a variable interest entity (“VIE”), and the Company was its primary beneficiary. Effective September 29, 2025, Cardinal NC, the VIE and the VIE’s lenders amended the underlying credit agreements, resulting in the removal of Cardinal’s guarantees to the lender. As a result of these amendments, Cardinal NC no longer has the power to direct the activities of the VIE that most significantly affect its economic performance and is no longer obligated to absorb potential losses of the entity. Accordingly, these adjustments reflect the conclusion that the Company is no longer the primary beneficiary of the VIE and should be deconsolidated.

The deconsolidation resulted in the removal of the following assets and liabilities from the Company’s condensed consolidated balance sheet:

Assets
Cash	$4,387
Prepaid expenses	10,000
Other assets	44,370
Property and equipment, net	5,411,393
Investments in unconsolidated affiliates	1,078,449
Total assets	$6,548,599
Liabilities
Current portion of notes payable	$372,496
Accounts payable	19,171
Notes payable, less current portion, net of unamortized debt issuance costs	971,397
Total liabilities	$1,363,064

CARDINAL CIVIL CONTRACTING HOLDINGS LLC AND SUBSIDIARIES
Notes To Condensed Consolidated Financial Statements
(Unaudited)

1. Business Operations and Summary of Significant Accounting Policies (cont.)

Simultaneously, net assets that were previously eliminated in consolidation were recognized, including the following assets and liabilities:

Assets
Other assets	$1,308,036
Operating lease right-of-use assets	468,904
Total assets	$1,776,940
Liabilities
Current portion of operating lease	$72,840
Operating lease liabilities, less current portion	440,433
Total liabilities	$513,273

As a result of the deconsolidation, the Company also derecognized a noncontrolling interest of $57,560 and recorded equitized distributions of $3,864,308.

Basis of Accounting and Use of Estimates

The accompanying Condensed Consolidated Financial Statements as of September 30, 2025 and for the nine months ended September 30, 2025 and 2024 are unaudited and have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) for interim financial information and the rules and regulations of the Securities and Exchange Commission (“SEC”), including Regulation S-X. They have been prepared on the same basis as the audited annual financial statements, and in the opinion of management, include all normal recurring adjustments necessary for a fair presentation of the results for the interim periods presented.

The Condensed Consolidated Balance Sheet at September 30, 2025 was derived from audited financial statements but does not include all disclosures required by GAAP. These interim financial statements should be read in conjunction with the Company’s audited financial statements. The results for the nine months ended September 30, 2025 and 2024 are not necessarily indicative of results for the full year or any future period. Preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses, as well as related disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Fair Value Measurements

The Company determines fair value based upon the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, as determined by either the principal market or the most advantageous market in which it transacts. The Company applies fair value accounting for all the financial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis. The Company applies the following fair value hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

Level 1 —	Observable inputs such as unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date;
Level 2 —

Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and

Level 3 —

Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. These inputs are based on the Company’s own assumptions about current market conditions and require significant management judgment or estimation.

CARDINAL CIVIL CONTRACTING HOLDINGS LLC AND SUBSIDIARIES
Notes To Condensed Consolidated Financial Statements
(Unaudited)

1. Business Operations and Summary of Significant Accounting Policies (cont.)

As of September 30, 2025 and December 31, 2024, the carrying value of cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities, and other current assets and liabilities approximates fair value due to the short maturities of these instruments. The fair value of notes payable approximates its carrying value as the stated interest rate reflects recent market conditions for similar instruments. Certain assets, including goodwill and other long-lived assets, are also subject to measurement at fair value on a nonrecurring basis if they are deemed to be impaired as a result of an impairment review.

As discussed in Note 2, the Company’s January 2025 acquisition of Purcell and May 2025 acquisition of Page resulted in the recognition of certain assets measured at fair value in accordance with ASC 820. Property, plant and equipment were valued using Level 2 inputs under the fair value hierarchy, based on observable market data for similar assets with adjustments for condition and location. The backlog intangible asset was valued using Level 3 inputs, which incorporate significant unobservable assumptions developed by management. The valuation techniques, key assumptions, and sensitivity analyses for Level 3 measurements are described in Note 2.

Recent Accounting Pronouncements

Certain new accounting pronouncements disclosed in Note 1 to the Company’s audited consolidated financial statements for the year ended December 31, 2024 have been omitted from this note as there have been no material changes to the Company’s planned method of adoption or expected impact since that filing.

Recently Issued Accounting Standards Not Yet Adopted:

In January 2025, the FASB issued ASU 2025-01 “Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date” to clarify the effective date provisions of ASU 2023-09 related to expense disaggregation disclosures. The amendments do not change the underlying disclosure requirements but provide clarification on timing of adoption. ASU 2025-01 is effective consistent with the effective date of ASU 2023-09. The Company is currently evaluating the impact of adopting ASU 2025-01 on its consolidated financial statements and related disclosures.

In May 2025, the FASB issued ASU 2025-04 “Compensation — Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606): Clarifications to Share-Based Consideration Payable to a Customer”, which clarifies the accounting for share-based consideration payable to a customer, including classification and measurement guidance, to reduce diversity in practice. The amendments are effective for fiscal years, including interim periods, beginning after December 15, 2026, with early adoption permitted. The Company is currently assessing the impact of adopting ASU 2025-04 on its consolidated financial statements.

In July 2025, the FASB issued ASU 2025-05 “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets”, which provides a practical expedient for measuring expected credit losses on certain short-term receivables and contract assets when credit losses are expected to be insignificant. The amendments are intended to simplify application of Topic 326 for entities with immaterial credit risk exposure on these balances. ASU 2025-05 is effective for fiscal years, including interim periods, beginning after December 15, 2025. Early adoption is permitted. The Company is currently evaluating the impact of adopting ASU 2025-05 on its consolidated financial statements.

Restatement of Previously Issued Financial Statements

The December 31, 2024 amounts presented herein have been restated to correct errors identified in previously issued financial statements, as described below to these consolidated financial statements. These restated amounts will remain labeled as such until superseded by the Company’s next annual audited financial statements.

CARDINAL CIVIL CONTRACTING HOLDINGS LLC AND SUBSIDIARIES
Notes To Condensed Consolidated Financial Statements
(Unaudited)

1. Business Operations and Summary of Significant Accounting Policies (cont.)

In connection with the preparation of our consolidated financial statements for the year ended December 31, 2024, the Company identified and corrected errors pertaining to the accounting for customer contract loss, revenue recognition, retainage balances, and the constructive receipt of capital equipment financing. Specifically the adjustments related to:

(1)    an under accrual of expected losses on customer contracts where total estimated costs exceeded total contract revenues,

(2)    revenue recognition adjustments were recorded to reflect changes in the Company’s estimate of total expected job costs, which impacted the measurement of progress toward completion under the cost-to-cost input method. These changes affected the percentage of work performed, and therefore the revenue recognized, as of December 31, 2024, 2023 and 2022.

(3)    a reclassification of conditional retainage out of accounts receivables, net to either contract assets or contract liabilities at the project level.

(4)    a reclassification of cash flows related to capital expenditures financed by third-party lender, recognizing the transactions as a constructive receipt and disbursement.

The Company has corrected these errors by restating the comparative financial statements for the year ended December 31, 2024. The cumulative effect of the corrections has been reflected as an adjustment to the opening balance of retained earnings as of January 1, 2023.

A summary of the adjustments is as follows:

December 31, 2024
Caption	As Previously Reported	Adjustments	As Restated
Accounts receivable, net	$66,568,138	$(28,263,321)	$38,304,817
Contract assets	$6,338,362	$11,362,018	$17,700,380
Total current assets	$94,286,399	$(16,901,303)	$77,385,096
Total assets	$157,215,124	$(16,901,303)	$140,313,821
Contract liabilities	$18,042,703	$(3,899,185)	$14,143,518
Total current liabilities	$74,445,974	$(3,899,185)	$70,546,789
Total liabilities	$120,859,030	$(3,899,185)	$116,959,845
Retained earnings	$24,759,833	$(13,002,118)	$11,757,715
Total members’ equity	$36,356,094	$(13,002,118)	$23,353,976
Total liabilities and members’ equity	$157,215,124	$(16,901,303)	$140,313,821

2. Business Combinations

Acquisition of Purcell

On January 3, 2025 (the “Purcell Acquisition Date”), Cardinal Civil Contracting Charlotte, LLC (“Cardinal” or the “Company”) acquired substantially all of the operating assets and certain liabilities of Purcell Construction, Inc., a North Carolina corporation, Purcell Construction Group, LLC, a South Carolina limited liability company, and Orange T, LLC, a North Carolina limited liability company (collectively referred to herein as “Purcell”). Purcell operated a turn-key site work contracting business primarily in the Charlotte, North Carolina market.

The acquisition was accounted for as a business combination under ASC 805, Business Combinations. Accordingly, the assets acquired and liabilities assumed were recorded at their estimated fair values as of the Purcell Acquisition Date.

CARDINAL CIVIL CONTRACTING HOLDINGS LLC AND SUBSIDIARIES
Notes To Condensed Consolidated Financial Statements
(Unaudited)

2. Business Combinations (cont.)

Total purchase consideration was as follows:

Cash	$10,396,871
Rollover equity	2,800,000
Deferred consideration	1,250,000
Liabilities assumed and paid at closing	803,129
Net working capital adjustment payment	454,526
Total consideration transferred	$15,704,526

Liabilities assumed and paid at closing represents the payoff at closing of certain equipment lease obligations, legal and escrow fees of the seller, which were settled by the Company on the seller’s behalf pursuant to the purchase agreement. These amounts are included in total purchase consideration as they represent obligations of the seller extinguished by the Company in connection with the acquisition.

The cash portion of the consideration was funded primarily through borrowings under the Company’s existing debt facilities. The equity portion was issued directly to Purcell Construction, Inc. and named individuals in exchange for the Contributed Assets pursuant to the related Contribution Agreement.

As part of the consideration for the Contributed Assets, the Company issued the following membership units in Cardinal Civil Contracting Charlotte, LLC:

•        Class B Units to Purcell Construction, Inc.–52 units issued, representing a 4.6% ownership interest in CCCC. Class B Units are non-voting except with respect to certain “Major Actions” specified in the CCCC Operating Agreement. In the ordinary course, Class B Units share in distributions pro-rata with Class A Units based on units outstanding. Upon liquidation, Class B Units are entitled first to the return of their Unredeemed Capital Contributions, and thereafter participate alongside Class A and other Class B Members in remaining proceeds

•        Class C Units to named individuals–24 units issued, representing a 2.1% ownership interest in CCCC. Class C Units are non-voting. In the ordinary course, Class C Units are excluded from regular profit distributions under; any amounts otherwise attributable to Class C are instead retained and distributed to Class A and Class B Members. Upon liquidation, Class C Units participate only after Class A and Class B Members have received: (i) return of their Unredeemed Capital Contributions, (ii) cumulative distributions up to their Minimum Distribution Thresholds, and (iii) “catch-up” distributions to bring Class C holders’ allocations in line with Class A and B thresholds.

Following the issuance of these units, the Company’s ownership interest in CCCC declined from 80.0% to 74.6% as of January 3, 2025.

The Purcell purchase price allocation is as follows:

Accounts receivable	$4,066,405
Contract assets	976,697
Property, plant and equipment	5,080,000
Other assets	308,041
Backlog intangible asset	6,110,000
Goodwill	1,574,235
Accounts payable and accrued expenses	(1,215,695)
Contract liabilities	(887,116)
Other liabilities	(308,041)
Total net assets acquired	$15,704,526

CARDINAL CIVIL CONTRACTING HOLDINGS LLC AND SUBSIDIARIES
Notes To Condensed Consolidated Financial Statements
(Unaudited)

2. Business Combinations (cont.)

The fair value of receivables acquired approximated their gross contractual amounts. The Company’s best estimate at the acquisition date of contractual cash flows not expected to be collected was zero, as the Company expects to collect all amounts due.

The excess of purchase consideration over the fair value of net assets acquired was recorded as goodwill. The goodwill recognized is attributable to qualitative factors such as assembled workforce and anticipated future growth in the combined business. Goodwill recognized in the acquisition is expected to be deductible for U.S. federal income tax purposes and amortized over 15 years.

In connection with the acquisition of Purcell, the Company entered into a Transition Services Agreement (“TSA”) with the seller to provide limited post-closing support, including general contracting and licensing services, business transition activities such as employee and customer introductions, and equipment identification. The TSA was accounted for as part of the consideration transferred in the acquisition and recorded within goodwill in the purchase price allocation. Accordingly, no related expense will be recognized in future periods.

Acquisition of Page

On May 30, 2025 (the “Page Acquisition Date”), the Company formed Cardinal Civil Contracting Triad, LLC (“Triad”), which acquired substantially all of the operating assets and certain liabilities of Page and Associates, Inc., a North Carolina corporation, and MJS & GCP, LLC, a North Carolina limited liability company (collectively referred to herein as “Page”). Page operated a turn-key site work contracting business primarily in the Greensboro, North Carolina market.

The acquisition was accounted for as a business combination under ASC 805, Business Combinations. Accordingly, the assets acquired and liabilities assumed were recorded at their estimated fair values as of the Page Acquisition Date.

Total purchase consideration was as follows:

Cash	$5,510,463
Deferred consideration	800,000
Rollover equity	1,740,000
Liabilities assumed and paid at closing	2,049,537
Net working capital adjustment payment	171,368
Total consideration transferred	$10,271,368

Liabilities assumed and paid at closing represents the payoff at closing of certain equipment lease obligations of the seller, which were settled by the Company on the seller’s behalf pursuant to the purchase agreement. These amounts are included in total purchase consideration as they represent obligations of the seller extinguished by the Company in connection with the acquisition.

The cash portion of the consideration was funded primarily through borrowings under the Company’s existing debt facilities. The equity portion was issued directly to Page and Associates, Inc. in exchange for the contributed assets, in accordance with the related Contribution Agreement.

In the third quarter of 2025, the Company finalized the contractual net working capital adjustment related to its acquisition of Page. As a result of this adjustment, the net working capital adjustment in the table above and goodwill increased by $242,409.

CARDINAL CIVIL CONTRACTING HOLDINGS LLC AND SUBSIDIARIES
Notes To Condensed Consolidated Financial Statements
(Unaudited)

2. Business Combinations (cont.)

As part of the consideration for the contributed assets, the Company issued the following membership units in CCC Triad:

•        Class B Units to Page and Associates, Inc.–200 units issued, representing a 20% ownership interest in CCC Triad. Class B Units are non-voting except with respect to certain “Major Actions” identified in the Triad Operating Agreement that require the consent of both the Cardinal Member and the Page Member. In the ordinary course, Class B Units share in distributions pro-rata with Class A Units based on units outstanding. Upon liquidation, proceeds are distributed first to return unredeemed capital contributions to Class A and Class B Members, and then pro-rata based on units outstanding.

Following the issuance of these units, the ownership interest of the Company in Triad was reduced from 100% to 80% as of May 30, 2025.

As part of the consideration for the Page contributed assets relating to underground boring equipment, the Company issued the following membership units in Civil Underground and Boring Company, LLC (“Boring Newco”):

•        Class B Units to MJS & GCP, LLC–300 units issued, representing a 30% ownership interest in Boring Newco. Class B Units are nonvoting on most matters, but possess certain protective consent rights over specified “Major Actions” identified in the Boring Newco Operating Agreement that require the approval of both the Cardinal Member and the MJS Member. In the ordinary course, Class B Units share in distributions pro-rata with Class A Units based on units outstanding. Upon liquidation, proceeds are distributed first to return unredeemed capital contributions to Class A and Class B Members, and then pro-rata based on units outstanding.

Following the issuance of these units, the ownership interest of the Company in Boring Newco was reduced from 100% to 70% as of May 30, 2025.

The Page purchase price allocation is as follows:

Accounts receivable	$139,748
Contract assets	762,848
Property, plant and equipment	6,692,500
Other assets	644,414
Backlog intangible asset	606,000
Goodwill	2,352,038
Accounts payable and accrued expenses	(106,158)
Contract liabilities	(175,609)
Other liabilities	(644,413)
Total net assets acquired	$10,271,368

The fair value of receivables acquired approximated their gross contractual amounts. The Company’s best estimate at the acquisition date of contractual cash flows not expected to be collected was zero, as the Company expects to collect all amounts due.

The excess of purchase consideration over the fair value of net assets acquired was recorded as goodwill. The goodwill recognized is attributable to qualitative factors such as the assembled workforce and anticipated future growth in the combined business. Goodwill recognized in the acquisition is expected to be deductible for U.S. federal income tax purposes and amortized over 15 years.

CARDINAL CIVIL CONTRACTING HOLDINGS LLC AND SUBSIDIARIES
Notes To Condensed Consolidated Financial Statements
(Unaudited)

2. Business Combinations (cont.)

In connection with the acquisition of Page, the Company entered into a Transition Services Agreement with the sellers to provide limited post-closing support, including contract administration, licensing assistance, and operational transition activities for specified periods following the closing. The TSA was accounted for as part of the consideration transferred in the acquisition and recorded within goodwill in the purchase price allocation. Accordingly, no related expense will be recognized in future periods.

Purcell and Page Condensed Consolidated Statements of Cash Flows Reconciliation

The following table reconciles the gross consideration paid for the acquisitions of Purcell and Page to the amounts presented in the condensed consolidated statements of cash flows. No cash was acquired in either transaction; therefore, the full consideration was reflected as cash outflows.

Page cash consideration paid	$5,681,831
Page liabilities assumed and paid at closing	2,049,537
Purcell cash consideration paid	10,851,397
Purcell liabilities assumed and paid at closing	803,129
Purcell deferred consideration paid within three months of closing	312,500
Page deferred consideration paid within three months of closing	200,001
Cash consideration paid for acquisitions	$19,898,395

Purcell and Page Pro Forma Information (Unaudited)

The following unaudited pro forma information presents the combined results of operations of the Company, Purcell and Page as if the acquisitions had occurred on January 1, 2024. The unaudited pro forma results reflect adjustments for (i) depreciation and amortization of acquired tangible and intangible assets based on the preliminary fair value allocations, and (ii) the related income tax effects of these adjustments. The pro forma information is presented for informational purposes only and does not purport to represent what the actual results of operations would have been had the acquisition occurred on the date indicated, nor is it necessarily indicative of future results of operations.

	Nine months ended September 30, 2025		Nine months ended September 30, 2024
	Cardinal NC and Purcell	Cardinal NC and Page	Cardinal NC and Purcell	Cardinal NC and Page
Revenue	$230,260,256	$234,369,929	$336,030,800	$317,285,696
Net Income, including noncontrolling interests	$25,112,865	$22,017,499	$28,615,002	$26,041,360

The Company’s results include $18,093,391 of revenue and approximately $488,036 of net loss attributable to Purcell for the period from January 3, 2025 (the Purcell Acquisition Date) through September 30, 2025, which are included in the Company’s condensed consolidated statements of operations for nine months ended September 30, 2025. The 2025 net loss amount includes $4,582,500 of amortization expense of acquired backlog which is expected to continue until the end of 2025.

The Company’s results include $1,831,028 of revenue and approximately $133,432 of net loss attributable to Page for the period from May 30, 2025 (the Page Acquisition Date) through September 30, 2025, which are included in the Company’s condensed consolidated statements of operations for the nine months ended September 30, 2025. The net loss amount includes $386,424 of amortization expense of acquired backlog that is expected to continue until the end of 2025.

CARDINAL CIVIL CONTRACTING HOLDINGS LLC AND SUBSIDIARIES
Notes To Condensed Consolidated Financial Statements
(Unaudited)

2. Business Combinations (cont.)

Purcell and Page Measurement Period

The fair values assigned to certain tangible and intangible assets acquired and liabilities assumed are preliminary and are based on the information available as of the Purcell and Page Acquisition Dates. The Company will continue to evaluate these items during the measurement period (up to 12 months from the Acquisition Date) and will record adjustments to the provisional amounts as necessary. Such adjustments may be material. Provisional areas include the valuation of backlog and the equity consideration.

Fair Value of Rollover Equity Purchase Consideration

In connection with the acquisitions of Purcell and Page, the Company issued rollover equity interests to the former owners of each business. The rollover equity issued to the owners of Purcell in the Company’s CCCC entity and to the owners of Page in the Company’s Triad entity is classified within Level 3 of the fair value hierarchy under ASC 820. The rollover equity valuations are classified as Level 3 due to the use of significant unobservable inputs, including entity-specific EBITDA and multiples, qualitative adjustments for asset condition, and discounts for restrictive features. These inputs require significant management judgment and are inherently uncertain. Changes in these assumptions could have a material impact on the fair value of the rollover equity and the related purchase price allocation.

The estimated fair value of the rollover equity was determined using a market approach, applying the EBITDA multiples implied by the consideration paid in the respective acquisitions, and considering guideline public company multiples for similar businesses.

The significant unobservable inputs used in the valuations included:

•        An EBITDA multiple of 3.4 applied in determining the fair value of units in CCCC issued to the former owners of Purcell

•        An EBITDA multiple of 4.3 applied in determining the fair value of units in Triad issued to the former owners of Page

For Purcell, the fair value measurement of the rollover equity is primarily sensitive to changes in the EBITDA multiple. A 1.0 increase in the multiple to 4.4 (approximately 30%) results in a $658,000 increase in the estimated fair value. A 10% decrease in the multiple to 3.1 results in a $280,000 reduction in fair value.

For Page, the EBITDA multiple was deemed less sensitive due to the nature of the rollover equity units, which were issued in Triad, a newly formed entity without an established operating history. The valuation of these units was anchored to the Company’s cash contribution to Triad and the total consideration paid to acquire Page, rather than a standalone EBITDA metric. As such, the implied multiple reflected the negotiated enterprise value at formation. A 5% change in the estimated value of the Page rollover equity would result in a corresponding change of approximately $87,000.

Fair Value of Property, Plant and Equipment

To determine the fair value of the acquired machinery, vehicles, and construction equipment as of the acquisition dates of Purcell and Page, the Company utilized the market approach for all significant asset classes. Under the market approach, recent sales and listings of comparable equipment were analyzed and adjusted for differences in age, condition, specifications, and location.

CARDINAL CIVIL CONTRACTING HOLDINGS LLC AND SUBSIDIARIES
Notes To Condensed Consolidated Financial Statements
(Unaudited)

2. Business Combinations (cont.)

The resulting fair value conclusions represent the price that would be received to sell the assets in an orderly transaction between market participants at the measurement date. Because the valuations were based on observable market transactions for similar assets with only minor adjustments, the measurements are classified as Level 2 within the fair value hierarchy under ASC 820.

Fair Value of Backlog

The Company recognized an identifiable intangible asset for contractual backlog related to non-cancellable construction contracts in place as of the acquisition dates for Purcell and Page. The backlog assets are included in “Other intangible assets” on the condensed consolidated balance sheets. The backlog represents the estimated future profit margin to be realized from these contracts and is considered a finite-lived intangible asset.

The fair value of the backlog was estimated using the income approach (multi-period excess earnings method) that isolates the cash flows attributable to the backlog and discounts them to present value. The calculation began with the total gross backlog amount based on signed, non-cancellable contracts as of the acquisition date. Estimated profit margin percentages were applied to derive expected pre-tax cash flows. The estimated pre-tax cash flows were discounted to present value using a rate that reflects the timing and risk profile of the expected realization period.

The backlog asset is classified as a Level 3 measurement within the fair value hierarchy due to the use of significant unobservable inputs, including management’s estimates of profit margin and risk adjustments.

Purcell Backlog:    For the Purcell acquisition, unobservable inputs (Level 3) to the valuation included:

•        Gross backlog amount: $33,136,000 (based on executed contracts)

•        Estimated profit margin: 20%

•        Backlog realization period: 12 months

•        Discount rate: 15%

The most significant assumption in the Purcell valuation is the estimated gross margin. A hypothetical 200 basis point increase in the profit margin assumption would increase the fair value of the backlog asset by

$611,000, while a 200 basis point decrease would reduce the fair value by $611,000. Changes in the estimated realization period and discount rate would not have a material effect on the valuation given the short realization period.

The Purcell backlog intangible asset will be amortized straight-line over its estimated realization period of approximately 12 months through December 2025, which reflects the pattern in which the economic benefits are expected to be consumed. Amortization expense related to the backlog will be recorded within cost of revenues in the consolidated statements of operations. Based on the Purcell backlog asset’s carrying amount at the acquisition date and its estimated one-year useful life, the Company expects to recognize the entire balance as amortization expense during the year ending December 31, 2025.

Page Backlog:    For the Page acquisition, unobservable inputs (Level 3) to the valuation included:

•        Gross backlog amount: $3,153,000 (based on executed contracts)

•        Estimated profit margin: 20%

•        Backlog realization period: 8 months

•        Discount rate: 15%

CARDINAL CIVIL CONTRACTING HOLDINGS LLC AND SUBSIDIARIES
Notes To Condensed Consolidated Financial Statements
(Unaudited)

2. Business Combinations (cont.)

The most significant assumption in the Page valuation is the estimated gross margin. A hypothetical 200 basis point increase in the profit margin assumption would increase the fair value of the backlog asset by $60,000, while a 200 basis point decrease would reduce the fair value by $61,000. Changes in the estimated realization period and discount rate would not have a material effect on the valuation given the short realization period.

The Page backlog intangible asset will be amortized commensurate with project performance over its estimated realization period of approximately eight months through February 2026, which reflects the pattern in which the economic benefits are expected to be consumed. Amortization expense related to the backlog will be recorded within cost of revenues in the consolidated statements of operations. Based on the Page backlog asset’s carrying amount at the acquisition date, expected amortization expense is $518,730 from the acquisition date through the year ending December 31, 2025, and $87,830 for the year ending December 31, 2026.

3. Contract Assets and Liabilities, and Provision for Contract Losses

Contract assets and liabilities consisted of the following amounts at September 30, 2025 and December 31, 2024 respectively:

	September 30, 2025	December 31, 2024
Contract assets:
Costs and estimated earnings in excess of billings on uncompleted contracts	$14,642,724	$3,636,677
Conditional retainage	25,732,276	14,063,703
Total contract assets	$40,375,000	$17,700,380
Contract liabilities:
Billings in excess of costs and estimated earnings on uncompleted contracts	$21,515,358	$24,303,648
Less: Conditional retainage	(6,753,630)	(14,199,618)
Provision for contract losses	996,399	4,039,488
Total contract liabilities	$15,758,127	$14,143,518
Net contract assets (liabilities)	$24,616,873	$3,556,862

Conditional retainage is a type of contract asset, but is reported in the table above and on the consolidated balance sheets within “Contract assets” and “Contract liabilities” on a contract-by-contract basis. The Company’s total conditional retainage receivable balance was $32,485,906 at September 30, 2025 and $28,263,321 at December 31, 2024.

Total contract assets increased at September 30, 2025 by $22,674,620 compared to December 31, 2024 due to an increase in conditional retainage from increased billings and the timing of retainage receipts, an increase in unbilled revenue on in-process contracts due to the timing of advance billings and work progression, as well as the acquisition of Purcell and Page in 2025 (Note 2).

Total contract liabilities increased at September 30, 2025 by $1,614,609 compared to December 31, 2024 due to lower conditional retainage related to advanced billing contracts, as well as the acquisition of Purcell and Page in 2025 (Note 2). These increases were partially offset by a decrease in the timing of advance billings and work progression, and a lower magnitude and fewer anticipated losses on customer contracts within the provision for contract losses.

CARDINAL CIVIL CONTRACTING HOLDINGS LLC AND SUBSIDIARIES
Notes To Condensed Consolidated Financial Statements
(Unaudited)

3. Contract Assets and Liabilities, and Provision for Contract Losses (cont.)

Revenue recognized during the nine months ended September 30, 2025 and 2024 that was included in the opening balance of billings in excess of costs and estimated earnings (a component of Contract liabilities) was $23,740,326 and $22,382,266, respectively.

At September 30, 2025, the Provision for contract losses included 10 contracts, with individual contract losses ranging from less than less than $1,000 to $820,000. At December 31, 2024, the Provision for contract losses included 14 contracts, with individual contract losses ranging from less than $1,000 to $1,858,000 The following table presents a reconciliation of the beginning and ending balances of the Company’s Provision for contract losses:

	September 30, 2025	December 31, 2024
Opening balance January 1 within Contract liabilities	$4,039,488	$803,912
Additions – new loss provisions within Cost of revenues	5,993	4,028,159
Utilization – losses realized within Cost of revenues	(3,049,082)	(792,583)
Ending balance within Contract liabilities	$996,399	$4,039,488

4. Revenue

As of September 30, 2025 and December 31, 2024, the Company’s remaining performance obligations were $503,094,240 and $275,859,783, respectively, all of which is expected to be recognized within the next year. These amounts represent the aggregate amount of revenue expected to be recognized on contracts for which performance has commenced but is not yet complete. These obligations are derived from the transaction price allocated to unsatisfied or partially satisfied performance obligations under existing contracts.

Revenue recognized in the period from performance obligations satisfied in prior periods resulted in a net increase of approximately $1,013,000 and a decrease of $108,000 in the nine months ended September 30, 2025 and 2024, respectively. These changes were primarily due to the resolution of previously unresolved change orders.

In the nine months ended September 30, 2025 and 2024, the Company’s sales projects all reside within the same geographical market: North Carolina in the United States. The Company expanded its presence in the Charlotte, North Carolina market with the acquisition of Purcell in January 2025 (Note 2) and the Greensboro, North Carolina market with the acquisition of Page in May 2025 (Note 2). The Company historically has minimal credit loss from collections and therefore believes the collections and economic risks across its customers are similar.

5. Notes Payable

The Company has a master equipment loan agreement (the “Agreement”) to finance equipment loans. The Agreement is secured by all assets of the Company. The Agreement contains certain a fixed charge coverage ratio, funded indebtedness to EBITDA, and liquidity financial covenants. The Company was in compliance with those covenants as of September 30, 2025 and December 31, 2024. In January 2025, the Company amended the terms of the Agreement to increase the borrowing capacity for future purchases of equipment, which increased the borrowing capacity for future purchases to $27,000,000. In addition, the amended Agreement also provided for additional borrowing capacity up to $6,000,000 for construction of an asphalt plant.

CARDINAL CIVIL CONTRACTING HOLDINGS LLC AND SUBSIDIARIES
Notes To Condensed Consolidated Financial Statements
(Unaudited)

5. Notes Payable (cont.)

Notes payable consisted of the following at September 30, 2025 and December 31, 2024, respectively:

	September 30, 2025	December 31, 2024
Notes payable to a financial institution under the Agreement with monthly principal installments totaling $1,562,159, plus interest based on the Secured Overnight Financing Rate (“SOFR”) (4.24% at September 30, 2025) plus 1.43% and maturing at various dates through February 2030.	74,433,323	45,912,771
Notes payable to a financial institution under the Agreement with monthly installments totaling $120,000, plus interest based on SOFR (4.45% at September 30, 2025) plus 2.35% and maturing at various dates through February 2030.	6,240,000	—
Notes payable to a financial institution with monthly principal installments totaling $18,410 plus interest based on SOFR (4.45% at September 30, 2025) plus 2.15%, with a final balloon payment due in October 2027. Notes payable were secured by real property of the Company and derecognized in September 2025 due to the deconsolidation of the Variable Interest Entity CCCRE Holdings Ltd.	—	1,509,578
Unsecured subordinated notes payable to various sellers. Notes payable are due in (a) quarterly installments of $125,000 plus interest at 7% through September 2025, with $0 outstanding as at September 30, 2025 and (b) semi-annual payments of $25,422 including interest at 5% through July 2027 unless seller’s employment agreement is terminated without cause in which all principal and interest would be payable immediately.	91,378	511,400

Total Notes Payable	80,764,701	47,933,749
Less Current Portion	21,251,653	11,112,540
Long-Term Portion	$59,513,048	$36,821,209

Future maturities of notes payable are as follows as of September 30, 2025:

Remaining 2025	$6,167,673
2026	20,231,974
2027	20,231,226
2028	18,770,496
2029	12,012,941
Thereafter	3,350,390
$80,764,701

Substantially all of the carrying value of assets of the Company are pledged as collateral at September 30, 2025 and December 31, 2024 respectively.

6. Line of Credit

The Company had a revolving line of credit with a financial institution secured by vehicles and equipment. The maximum borrowing capacity was $15,000,000 with interest payable monthly based on SOFR plus 2.75%. There was no outstanding balance on the line of credit as of December 31, 2024. The line of credit was terminated in October 2024.

CARDINAL CIVIL CONTRACTING HOLDINGS LLC AND SUBSIDIARIES
Notes To Condensed Consolidated Financial Statements
(Unaudited)

6. Line of Credit (cont.)

In October 2024, the Company entered into a new line of credit agreement with a different financial institution. The line of credit has a maximum borrowing capacity of $10,000,000 and is secured by real property and an assignment of rents. The line of credit bears interest based on SOFR plus 2.35% and is payable monthly. All unpaid principal and interest is due at maturity in October 2026. There was no outstanding balance on the line of credit as of September 30, 2025 or December 31, 2024.

7. Leases

Operating Leases

The Company has an operating lease agreement to lease office space in Raleigh, North Carolina. The lease requires monthly rental payments that escalate through the term of the lease, which matures in December 2027.

In April 2024, the Company entered into an operating lease agreement to lease office space in Greensboro, North Carolina. The lease requires monthly rental payments that escalate through the term of the lease, which matures in May 2029. The Company has the option to extend the lease term for an additional five- year period.

In October 2024, the Company entered into an operating lease agreement to lease additional office space in Raleigh, North Carolina. The lease requires monthly rental payments that escalate through the term of the lease, which matures in December 2027.

As discussed in Note 2, during the nine months ended September 30, 2025, the Company acquired Purcell and Page, which included the assumption of real estate operating lease liabilities and the recognition of corresponding right-of-use assets, as well as a finance lease for Page construction equipment. The nature and terms of the acquired leases are consistent with those of the Company’s existing lessee portfolio.

The Company has various leases for equipment that mature at various times through November 2027.

For operating leases, right-of-use assets and lease liabilities are recognized at the commencement date. Operating lease liabilities are measured at the present value of the lease payments over the lease term. Operating right-of-use assets are calculated as the present value of the lease payments plus initial direct costs, plus any prepayments less any lease incentives received. Lease terms may include renewal or extension options to the extent they are reasonably certain to be exercised. The assessment of whether renewal or extension options are reasonably certain to be exercised is made at lease commencement.

Factors considered in determining whether an option is reasonably certain of exercise include, but are not limited to, the value of any leasehold improvements, the value of renewal rates compared to market rates, and the presence of factors that would cause a significant economic penalty to the Company if the option were not exercised. Lease expense is recognized on a straight-line basis over the lease term.

Finance Leases

The Company has equipment under finance leases that have payments through various dates with the final lease expiring in May 2029. The assets and liabilities under the finance leases are recorded at the present value of the future minimum lease payments. The assets are amortized over the lower of their related lease terms or their estimated useful lives. Following is a summary of equipment held under the finance leases at September 30, 2025 and December 31, 2024 respectively:

	September 30, 2025	December 31, 2024
Equipment	$15,919,545	$14,249,751
Accumulated Depreciation	$(9,148,044)	$(5,920,984)
	$6,771,501	$8,328,767

CARDINAL CIVIL CONTRACTING HOLDINGS LLC AND SUBSIDIARIES
Notes To Condensed Consolidated Financial Statements
(Unaudited)

7. Leases (cont.)

Future minimum lease payments as of September 30, 2025 were as follows:

	Finance Leases	Operating Leases
2025	$1,015,252	$879,901
2026	3,651,230	2,429,026
2027	3,161,863	1,937,984
2028	1,382,681	590,137
2029	654,895	220,327
2030	—	99,137
Thereafter	—	68,543
Total Future Undiscounted Lease Payments	9,865,921	6,225,055
Less: Imputed Interest	(623,672)	(288,774)

Lease Liabilities	9,242,249	5,936,281
Less: Current Portion of Lease Liabilities	(3,379,183)	(2,563,366)

Long-Term Portion of Lease Liabilities	$5,863,066	$3,372,914

The lease cost for the nine months ended September 30, 2025 and 2024 respectively were as follows:

	September 30, 2025	September 30, 2024
Amortization of finance lease assets	$2,443,199	$2,702,147
Interest in finance lease liabilities	334,129	327,310
Operating lease cost	2,795,505	2,445,619
Short-term lease costs	—	—
Total lease costs	$5,572,833	$5,475,076

Other required information related to the Company’s lease obligations for the nine months ended September 30, 2025 and 2024 respectively were as follows:

	September 30, 2025	September 30, 2024
Cash paid for amounts included in the measurement of lease liabilities:
Financing Cash Flows from Finance Leases	$2,357,321	$1,837,807
Operating Cash Flows from Operating Leases	2,826,743	2,415,123

New assets acquired through lease obligations during the year:
Property and Equipment via Finance Leases	1,442,072	3,413,417
Right-of-Use Assets via Operating Leases	2,758,473	2,107,211

As of September 30, 2025 and December 31, 2024, the weighted-average discount rate for operating leases was 4.06% and 4.29%, respectively. The weighted-average remaining operating lease term as of September 30, 2025 and December 31, 2024, was 2.7 and 2.4 years, respectively. As of September 30, 2025 and December 31, 2024, the weighted-average discount rate for finance leases was 4.55% and 4.61%, respectively and the weighted- average remaining lease term was 2.9 years and 3.7 years, respectively.

CARDINAL CIVIL CONTRACTING HOLDINGS LLC AND SUBSIDIARIES
Notes To Condensed Consolidated Financial Statements
(Unaudited)

8. Related Party Transactions

During the nine months ended September 30, 2025 and 2024, the Company engaged in transactions with Envision Homes (“Envision”), which is a related party due to common control under a Company member. The Company subleased part of the office spaces to Envision on a month-to-month basis for $3,178 of each leased period. The Company recognized $36,783 and $36,783 of sublease income for the nine months ended September 30, 2025 and 2024, respectively. There were no outstanding balances due from Envision as of September 30, 2025 and December 31, 2024 respectively. All transactions with Envision were conducted in the normal course of business and on terms equivalent to those that prevail in arm’s length transactions.

During the nine months ended September 30, 2025 and 2024, the Company engaged in transactions with Wellfield Development (“Wellfield”), which is a related party due to common control under a Company member. The Company recognized revenue of $- and $37,425 for the work performed for Wellfield for the nine months ended September 30, 2025 and 2024, respectively. The outstanding balances due from Wellfield as of December 31, 2024 is $- and $14,422, respectively, which are included on the accompanying condensed consolidated balance sheet as accounts receivable, net. All transactions with Wellfield were conducted in the normal course of business and on terms equivalent to those that prevail in arm’s length transactions.

During the nine months ended September 30, 2025 and 2024, the Company engaged in transactions with Park Towns (“Park”), which is a related party due to common control under a Company member. The Company recognized revenue of $81,875 and $1,260,345 for the work performed for Park for the nine months ended September 30, 2025 and 2024, respectively. The outstanding balances due from Park as of September 30, 2025 and December 31, 2024 is $25,828 and $80,135, respectively, which are included on the accompanying condensed consolidated balance sheet as accounts receivable, net. All transactions with Park were conducted in the normal course of business and on terms equivalent to those that prevail in arm’s length transactions.

During the nine months ended September 30, 2025 and 2024, the Company engaged in transactions with the previously consolidated VIE, CCCRE Holdings (“CCCRE”), which is a related party entity owned by Erik West, the Chief Operating Officer of Cardinal NC, Mike Rowe, our Chief Financial Officer, and Jeremy Spivey, our Chief Executive Officer, and the mother of Mr. Spivey. The Company recognized $62,704 and $62,704 of previously eliminated lease expense for the nine months ended September 30, 2025 and 2024, respectively related to a leased office warehouse and equipment yard. Lease terms are $6,367 per month with annual increases of 5% through September 2031. We entered into two new leases with CCCRE in September for the purposes of operating a commercial construction company office, warehouse and equipment yard. We expect to pay CCCRE $120,000 and $720,000 per year under the leases and will begin payments on December 1, 2025 and January 1, 2026, respectively. The outstanding balance due from CCCRE as of September 30, 2025 was $1,263,667.

9. Property and Equipment, Net

Property and equipment, net consisted of the following:

	September 30, 2025	December 31, 2024
Office equipment and computers	$1,752,745	$1,493,699
Vehicles and trailers	25,170,378	17,817,334
Machinery and equipment	111,399,338	77,174,912
Leasehold improvements	1,041,123	819,164
Buildings	—	339,239
Land	118,993	2,753,465
Construction in progress	44,228	180,580
	139,526,805	100,578,393
Accumulated depreciation	(68,135,748)	(50,793,988)
Property and equipment, net	$71,391,057	$49,784,405

CARDINAL CIVIL CONTRACTING HOLDINGS LLC AND SUBSIDIARIES
Notes To Condensed Consolidated Financial Statements
(Unaudited)

9. Property and Equipment, Net (cont.)

Depreciation expense included in the condensed consolidated statements of operations was $17,715,174 and $13,565,452 for the nine months ended September 30, 2025 and 2024, respectively. The Company recorded a gain and (loss) of $128,262 and $(113,515) on sale of property and equipment in the condensed consolidated statements of operations for the nine months ended September 30, 2025 and 2024, respectively.

10. Goodwill

The changes in the carrying amount of goodwill are as follows:

	September 30, 2025	December 31, 2024
Beginning balance	$7,050,963	$7,050,963
Goodwill acquired in current-period business combinations	3,926,273	—
Ending balance	$10,977,236	$7,050,963

Additions to goodwill were from acquisitions detailed in Note 2 — Business Combinations. The Company did not identify any goodwill impairment triggering events during nine months ended September 30, 2025 and 2024.

11. Changes in Accounting Estimates

Accounting for customer construction contracts requires the use of various estimation techniques to determine total contract revenue and costs. The Company’s cost-to-cost method for recognizing revenue include estimates and assumptions about future events, including labor productivity and availability, material costs and availability, and the complexity of work to be performed.

Estimates are updated as conditions evolve. Changes in job performance, site conditions, subcontractor performance, and scope modifications may result in revisions to estimated costs and profitability. The accuracy of revenue and profit recognition in any period depends on the reliability of these estimates. Because the Company manages a portfolio of contracts of varying size and complexity, changes in individual contract estimates may offset each other. However, significant changes in estimates can materially affect reported profitability.

Key factors contributing to changes in contract estimates include:

—     Completeness and accuracy of original bids

—     Scope changes and related cost recognition

—     Extended overhead from customer or weather-related delays

—     Subcontractor and supplier performance

—     Site conditions differing from bid assumptions (where contract remedies are unavailable)

—     Labor availability and skill levels in project geographies

—     Material availability and proximity

These factors, along with the stage of completion and margin mix of contracts in progress, may cause fluctuations in gross profit between periods, which can be significant.

Changes in estimates of contract revenue, cost, or extent of completion are accounted for in the period the changes become known. Such changes are considered normal recurring adjustments inherent in the cost-to- cost revenue recognition method. The effect of changes in estimates for contracts in progress at December 31, 2024 decreased revenue for the nine months ended September 30, 2025 by $3,415,921. The effect of changes in estimates for contracts in progress at December 31, 2023 decreased revenue for the nine months ended September 30, 2024 by $1,340,166.

CARDINAL CIVIL CONTRACTING HOLDINGS LLC AND SUBSIDIARIES
Notes To Condensed Consolidated Financial Statements
(Unaudited)

12. Commitments and Contingencies

The Company is involved in litigation in the normal course of business and does not anticipate that such matters will ultimately have a material effect on its consolidated financial position or the results of its operations.

On January 13, 2025, the Company entered into a purchase agreement for a relocatable continuous hot-mix asphalt plant and related spare parts package (the “plant”). The total contract price is $6,636,000, payable 20% upon order and 80% prior to shipment. The plant has an estimated manufacturing period of approximately ten months from receipt of the purchase order and initial payment. As of September 30, 2025, the Company had made a down payment of $1,327,200, with the remaining commitment of $5,308,800 to be paid prior to shipment. The agreement is non-cancellable except in limited circumstances specified in the contract, and the Company is obligated to take delivery of the plant upon completion.

The purchase agreement includes a provision allowing the vendor to adjust the contract price if the cost of steel or transportation changes by more than 5% from the baseline at contract inception. Accordingly, the total purchase commitment disclosed above could increase or decrease depending on market conditions prior to shipment.

The remaining purchase commitment is not recorded as a liability in the accompanying consolidated balance sheet as of September 30, 2025, as the recognition criteria for a liability have not been met. The Company will capitalize the cost of the plant as property, plant and equipment upon delivery and when the risks and rewards of ownership have transferred.

13. Subsequent Events

The Company has evaluated events and transactions for potential recognition or disclosure in the consolidated financial statements through November 20, 2025 which is the date the consolidated financial statements were available to be issued.

New Credit Facility

On October 1, 2025, Cardinal NC, Cardinal and our wholly owned subsidiaries entered into a credit facility (the “New Credit Facility”) with Truist Bank, as administrative agent and lender, and the other lenders thereto from time to time, which refinanced the approximately $6.3 million outstanding under the senior secured credit facility dated as of October 18, 2024 with Truist Bank as lender thereto (the “Prior Credit Facility”) and refinanced the approximately $74.8 million outstanding under the master equipment security agreement dated as of October 21, 2024, as amended, with Truist Equipment Finance Corp as lender thereto (the “Equipment Facility”). The New Credit Facility, among other things, (i) established a revolving credit facility of $75.0 million in aggregate principal amount, including a $10.0 million letter of credit sub-facility and a $10.0 million swingline sub-facility and (ii) established a term loan facility of $120.0 million in aggregate principal amount. The New Credit Facility has a maturity date of October 1, 2030. The obligations under the New Credit Facility are secured by substantially all of our assets and the assets of the subsidiary guarantors.

The commitments under the revolving credit facility terminate on October 1, 2030. Amounts under the term loan facility are subject to amortization in quarterly installments, commencing on March 31, 2026 in aggregate annual amounts equal to, (i) during the first and second years, five percent of the original amount borrowed and (ii) during the third, fourth and fifth years, seven and one-half of one percent of the original amount borrowed, with the remaining principal balance advanced under the term loan facility due on October 1, 2030.

Borrowings under the New Credit Facility bear interest, at the borrower’s option, at either the base rate, SOFR Index or Term SOFR (which Term SOFR borrowings may be based on 1-, 3- or 6-month interest periods, in each case at the borrower’s option), plus an applicable margin. The applicable margin ranges from 0.875% to 1.625% per annum with respect to base rate borrowings and 1.875% to 2.625% per annum with respect to SOFR index and Term SOFR borrowings, in each case based on our leverage ratio as determined in accordance with a pricing grid set forth in the New Credit Facility. Interest is payable quarterly in arrears on the last day of each March, June, September and December. The New Credit Facility contains certain financial covenants, among others, including requirements

CARDINAL CIVIL CONTRACTING HOLDINGS LLC AND SUBSIDIARIES
Notes To Condensed Consolidated Financial Statements
(Unaudited)

13. Subsequent Events (cont.)

commencing with the fiscal quarter ending March 31, 2026 to maintain a maximum leverage ratio of no greater than 2.50x and a minimum consolidated fixed charge coverage ratio of not less than 1.25x, in each case, tested on a quarterly basis.

Additionally, the New Credit Facility contains certain covenants that restrict certain activities of Cardinal and its subsidiaries. The New Credit Facility also contains customary events of default relating to, among other things, failure to make interest and principal payments when due and payable, breach of certain covenants and breach of representations and warranties. If an event of default occurs and is continuing, the borrowers may be required immediately to repay all amounts outstanding under the New Credit Facility.

As of October 1, 2025, outstanding borrowings under the term loan facility of the New Credit Facility totaled $120.0 million and the outstanding borrowings under the revolving facility of the New Credit Facility totaled $2.1 million.

Red Clay

On October 1, 2025, the Company’s newly formed subsidiary Aviator Paving Company Charlotte, LLC acquired substantially all of the operating assets and assumed certain liabilities of Red Clay Industries, Inc. (“Red Clay”) pursuant to an Asset Purchase Agreement. Red Clay provides asphalt paving, curbing, resurfacing, and related services to commercial and municipal customers in North Carolina. The Company acquired Red Clay to expand its presence in the Charlotte area as well as expand its in-house paving operations footprint. Total consideration was $39 million in cash funded through the Company’s borrowing facilities. The purchase price is subject to customary working capital adjustments, as well as services to be provided under a Transition Services Agreement by the seller.

The acquisition has been accounted for as a business combination under ASC 805, and the Company is in the process of completing the purchase price allocation. Provisional values will be disclosed in the Company’s annual financial statements for the year ending December 31, 2025.

Asphalt Plant

On October 17, 2025 the Company made a final payment of $5,308,800 in connection with its previously disclosed commitment to pay 80% of the purchase price of relocatable continuous hot-mix asphalt plant and related spare parts package prior to shipment.

Related Parties

On October 23, 2025, the Company received repayment of $1,263,667 from CCCRE Holdings LLC, a related party, representing full settlement of an outstanding receivable previously recorded in “Other Assets” on the condensed consolidated balance sheet as of September 30, 2025.

11,500,000 shares

Cardinal Infrastructure Group Inc.

Class A Common Stock

December 9, 2025

Book-Running Managers

Stifel	William Blair
Lead Manager
D.A. Davidson & Co.

Through and including January 3, 2026 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.